SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Telecom Italia S.p.A.

Piazza degli Affari 2,

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-4 of Telecom Italia Capital S.A. (Registration No. 333—125900) and Telecom Italia S.p.A. (Registration No. 333—125900-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Telecom Italia S.p.A. is incorporated as a joint stock company under the laws of Italy. As used in this Report on Form 6-K, unless the context otherwise requires, the term Company means Telecom Italia S.p.A., the operating company for fixed telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

Telecom Italia will adopt “IFRS as adopted by the European Commission for use in the European Union” (“EU GAAP”) for the first time in its annual consolidated financial statements for the year ending December 31, 2005, which will include comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., for Telecom Italia, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (e.g., for Telecom Italia, January 1, 2004) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial data as of and for the six month periods ended June 30, 2005 and 2004, have been prepared in accordance with those EU GAAP effective, or issued and early adopted, at June 30, 2005. The EU GAAP that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare this financial data are subject to change up to the reporting date of Telecom Italia’s first IFRS year-end financial statements.

Cautionary Statement for Purposes of the “Safe Harbour” Provisions of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for forward-looking statements. This Report on Form 6-K contains certain forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumption of future events and trends which may not prove to be accurate.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•

the level of demand for telecommunications services, particularly wireless telecommunications services in the maturing Italian market and for new higher value added products and services such as broadband;

•	our ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing our non-core assets;

•	the success of our customer loyalty and retention programs, particularly in the fixed line business, and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	the impact and consequences of the Merger and the TIM Acquisition (each as defined below);

•	the impact of economic recovery in Latin American and economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2005-2007 period;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully roll out our UMTS network and services and to realize the benefits of investment in our UMTS license and related capital expenditures;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the significant investments and capital expenditures we have made and continue to make in Latin America;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. For additional information, see “Item 3. Key Information—Risk Factors” and the related cautionary statement under “Item 5. Operating and Financial Review and Prospects” included in our 2004 Form 20-F.

KEY DEFINITIONS

The following terms appearing in this Report on Form 6-K have the meanings set forth below.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group	means the Company and its consolidated subsidiaries.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia and its consolidated subsidiaries as they existed immediately prior to the effective date of the Merger.

Olivetti	means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Merger

means the merger of Old Telecom Italia into Olivetti, approved by the shareholders of Old Telecom Italia and Olivetti on May 24, 2003 and on May 26, 2003, respectively, which became effective on August 4, 2003.

Ordinary Shares	means the ordinary shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the savings shares, €0.55 par value each, of Telecom Italia.

TIM	means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary previously operating in the mobile telecommunications business, which business is now being conducted by Tim Italia S.p.A..

TIM Acquisition

means the acquisition by Telecom Italia of the ordinary shares and saving shares of TIM it does not already own through a cash tender offer completed on January 21, 2005 to be followed by a merger of TIM S.p.A. with and into Telecom Italia, which took place on June 30, 2005.

Telecom Italia Media

means the corporate name of the remaining part of Seat Pagine Gialle S.p.A., which resulted after the proportional spin-off of the directories and almost all of the directory assistance and business information business segments of Seat into New Seat. The spin-off became effective on August 1, 2003 and New Seat was disposed of on August 8, 2003. Telecom Italia Media is the Telecom Italia Group’s subsidiary now operating the media business.

1934 Act	means the Securities Exchange Act of 1934, as amended.

EU	means the European Union.

IFRS	means International Financial Reporting Standards as adopted by the European Commission for use in the European Union effective, or issued and early adopted, at June 30, 2005.

RECENT DEVELOPMENTS

Privatization of Turk Telekom

On July 1, 2005, Oger Telecom, a newly created joint venture between the Telecom Italia Group and the Saudi-Lebanese group Saudi Oger Limited, won the auction conducted by Turkey, with an offer of U.S.$6,550 million for the privatization of a majority stake (55%) in the Turkish telecommunications group, Turk Telecom. The Telecom Italia Group – through TIM International – will initially invest U.S.$200 million in the joint venture. The partnership between the Telecom Italia Group and Saudi Oger Limited will be focused on the mobile business, because Oger Telecom will continue its cooperation in fixed-line telephony with BT Telconsult. Once the closing of the privatization takes place, Telecom Italia and Oger Telecom intend to sign a four-year Technical Assistance Agreement with Avea, the Turkish mobile operator in which TIM International has a 40.6% stake, Turk Telekom has a 40.6% stake and IsBank, a Turkish bank, has an 18.8% stake.

The agreements with Saudi Oger Limited provide TIM International with various contingent rights to sell its stake in Avea, principally for shares in Oger Telecom.

A listing of Oger Telecom on the Dubai DIFX stock exchange is expected to take place in the next three years, with the possibility for TIM International to participate pro rata in the initial placement. Saudi Oger Limited has agreed to grant TIM International a put option to sell to Saudi Oger Limited the Oger Telecom shares which TIM International may receive for the sale of its Avea shares plus U.S.$50 million worth of additional Oger Telecom shares subscribed for in the initial transaction if Oger Telecom is not listed on the terms provided. In turn, if this put option is not exercised by TIM International, Saudi Oger Limited can exercise a call option on the same shares.

Mediterranean Nautilus

In the context of the settlement agreement reached with FTT Investments B.V. (“FTT”) related to the group Mediterranean Nautilus S.A. the following transactions were consummated:

•

on July 5, 2005, Telecom Italia and Telecom Italia International purchased from FTT 30% of the shares of Mediterranean Nautilus S.A. and FTT purchased from Mediterranean Nautilus S.A. 30% of Elettra S.p.A.;

•	on July 8, 2005, Mediterranean Nautilus S.A. purchased 49% of MED Nautilus Ltd. from the minority shareholders.

The net amount paid and invested by the Telecom Italia Group was approximately €49 million.

The amount related to such transaction was already recorded in the 2004 financial statements.

As a result of the reorganization, Telecom Italia has disposed of certain non-strategic assets but now owns 100% of Mediterranean Nautilus Ltd., thereby strengthening its presence in the IP services and wholesale data sector in the Middle East.

Agreement for the sale of Entel Bolivia

On July 19, 2005, International Communication Holding N.V. (“ICH”), 100%-owned by Telecom Italia International N.V., signed a preliminary agreement of sale with Cooperativa de Telecomunicaciones de Santa Cruz Cotas Ltda (“Cotas”), for the sale of its 100% interest in Euro Telecom International N.V. (“ETI”), which holds 50% of the share capital of Empresa National de Telecomunicaciones S.A. (“Entel Bolivia”).

The signature of the final sale and purchase agreement between ICH and Cotas is conditioned on, among other things, a significant reimbursement of capital by Entel Bolivia to its shareholders.

The sale price was set at U.S.$140 million plus an amount in U.S.$ equal to the 50% of Entel Bolivia’s liquid assets as of five days before the closing of the sale (and after the above mentioned reimbursement of capital).

Re-financing and Amendment of the Term Loan related to the Cash Tender Offer for TIM shares

On August 1, 2005, a partial anticipated re-financing as well as the amendment of the Term Loan signed last December for the purpose of the cash tender offer for TIM shares were concluded. In particular, Tranche B of this loan, equal to €6 billion maturing January 2008, has been converted into a new revolving loan in the same amount and with a lengthening of its maturity to 2012, with more favorable conditions.

Tranche C in the amount of €3 billion, maturing January 2010, has been changed only by reducing its margin from 0.70% to 0.275%, in order to reflect the new and more favorable conditions in the syndicated loan market.

Sale of TIM Peru’

On August 10, 2005, Telecom Italia, through its subsidiary TIM International N.V., disposed of 100% of the share capital of TIM Perù S.A.C. to Sercotel S.A. de C.V., a subsidiary of America Movil S.A. de C.V., for a consideration of approximately €329 million. At the consolidated level, such disposal gave rise to a capital gain of €110 million and a reduction of net financial debt of over €400 million.

The disposal of the activities of TIM Perù is consistent with the Telecom Italia Group’s strategy of rationalizing its international portfolio, concentrating on countries with a high rate of growth and where there is potential to exploit the benefits of fixed-mobile platform convergence.

DISPUTES, LITIGATIONS AND LEGAL PROCEEDINGS PENDING

An update of the status of the principal disputes, litigations and legal proceedings involving the Telecom Italia Group compared to the situation disclosed in our 2004 Form 20-F is presented below. Except where specifically indicated, the Telecom Italia Group did not make any provisions in its reserves for future risks and charges because of the absence of defined and objective elements and/or because a negative outcome to the litigation is not considered probable.

Poste Italiane

Appeals are pending against the Rome Court’s rulings in favor of the Company regarding payments for the disputed supply of products and services by Olivetti to Poste Italiane (the compensation sought amounts to approximately €50 million). The cases involve events dating back to the late 1980s/early 1990s. A specific reserve is recorded in the unaudited interim consolidated financial statements.

Personal Computer Business

In connection with the disposal by Olivetti of its personal computer business in 1997, lawsuits brought by the following parties, among others, are pending before the Ivrea Court:

•	by Centenary Corporation and Centenary International (purchasers of the business) for damages estimated at approximately €130 million;

•

by ex-employees of OP Computers S.p.A. (the special-purpose entity to which the business was transferred pending the sale) to have the contracts relating to the disposal of the business declared null and void and to obtain their reinstatement as employees of Olivetti with payment of salary differences and damages amounting to approximately €212 million. In June 2004 an initial ruling was handed down in favor of Telecom Italia. Telecom Italia’s financial statements continue to include a specific reserve.

Galactica

In 2001 and 2002 a complex dispute arose with the Internet Service Provider Galactica S.p.A. (now ServInternet S.p.A., in liquidation) over the failure to renew an agreement for testing a flat-rate Internet access service. ServInternet S.p.A. has claimed damages of approximately €90 million.

Teleque Communications

In November 2002, Teleque Communications S.p.A., a company operating in the field of prepaid cards for international telephone services, brought an action against Telecom Italia before the Rome Court of Appeals for alleged unfair trade practices, claiming damages of €65 million.

In particular, Teleque Communications (which went bankrupt in December 2003) claimed that Telecom Italia had gained a competitive advantage by imposing additional costs on the supply of interconnection services that it did not charge to its own final customers for prepaid international services.

Cecchi Gori

In connection with the complex legal dispute initiated by the Cecchi Gori group against Seat (now Telecom Italia Media), the following cases remain pending in the ordinary courts:

•	before the Rome Court of Appeals:

•

appeal by the Cecchi Gori group against the decision which rejected its request to find the August 11, 2000 resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications (now Holding Media Communications, which controls the television broadcaster “La7”) null and void. The resolution regards certain amendments to the company’s bylaws;

•

appeal by the Cecchi Gori group against the decision which rejected the request for annulment of the resolutions approving the financial statements and related balance sheet of Cecchi Gori Communications for the year ended December 31, 2000 on the grounds that Seat was not entitled to vote the shares owned by Cecchi Gori Media Holding pledged to it and for the alleged excess and abuse of power by Seat. In view of the losses shown in the balance sheet at that date, the shareholders’ meeting of April 27, 2001 wrote off and then recapitalized the share capital of Cecchi Gori, which was entirely subscribed only by Seat;

•	before the Milan Court:

•

claim for damages caused as result of the alleged illegal conduct by Seat and the directors which it appointed to the board of Cecchi Gori Communications. Such conduct was allegedly aimed at removing the majority shareholder, Cecchi Gori Media Holding;

•	before the Milan Court of Appeals:

•

appeal against the decision rejecting the request for annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Gori Media Holding were pledged to Seat.

Vodafone

In July 2003, Telecom Italia initiated an arbitration proceeding with Vodafone to obtain damages (for a total amount of approximately €38.7 million) in relation to the mobile operator’s decision to bar its customers from access to the Company’s “12” information services between August 2002 and April 2003. Vodafone contended that its conduct was lawful and filed a counterclaim for an identical amount.

In May 2005, the parties reached an agreement under which Vodafone paid approximately €7 million to Telecom Italia.

Fastweb

In an arbitration procedure requested by the telecommunications operator Fastweb, it alleges non-fulfillment by Telecom Italia of a contract to provide disaggregated access services to the local network, claiming in particular that Telecom Italia provided incorrect information as to the state of the network and challenging its rejection of Fastweb’s requests for unbundling (in approximately 17,000 cases compared to approximately 400,000 requests successfully satisfied). Fastweb is seeking damages of €150 million. Telecom Italia has requested the total rejection of Fastweb’s demands based on the inaccurate and generic nature of its claims.

Tele2

At the end of June 2005, the telecommunications operator Tele2 brought a lawsuit against Telecom Italia before the Milan Court of Appeals for alleged abuse of a dominant position in the markets for fixed voice telephony access and services, objecting specifically to the “Hello gratis” offer which contemplates a 90-minute period of free calls.

In seeking damages of over €100 million, Tele2 maintains that the offer will take traffic away from competitors, since users would be induced to take advantage of the free calls opportunity regardless of their existing contracts with other operators. Tele2 also claimed the offer allegedly hinders the use of comparative advertising, since it would prevent a direct, consistent comparison with telephone rates per minute offered by other operators.

* * *

A petition is also pending before the Milan Court of Appeals for urgent measures against Telecom Italia filed by Tele2 for abuse of a dominant position in the market for broadband data access, with a request for damages to be quantified during the course of the case.

In particular, Tele2 objects to the allegedly abusive conduct of Telecom Italia in relation to an agreement of August 2004 to provide ADSL wholesale service, whereby Tele2, using the Telecom Italia network, is able to provide broadband data access services to its final customers. The economic conditions of that service are alleged to be abusive due to the fact that, in addition to an activation charge, they require payment of a monthly charge which covers five hours of traffic. This allegedly is a disguised imposition on the other licensed operators of an improper minimum purchase obligation, designed purely to exclude such other operators from the market.

* * *

In July 2005, Tele2 also served Telecom Italia with an additional urgent petition alleging an abuse of a dominant position in the market for broadband data access services using ADSL technology. The claimed abuse is alleged to consist of (i) improper activation of such services for users who have not requested them, allegedly done to prevent Tele2 from offering its own ADSL services, and (ii) a delay in deactivating such improperly activated ADSL services.

* * *

An action by Telecom Italia against Tele2 and its Swedish parent company, Tele2 AB, is pending before the ordinary courts of Milan for unfair trade practices (related to the comparative advertising campaigns promoted by Tele2), seeking damages of at least €200 million.

Tele2 has presented a counterclaim in such action seeking to establish that the conduct of Telecom Italia (in particular, the free calls period in the above-described “Hello gratis” offer) constitutes a case of extracontractual liability. In essence, it has reiterated the arguments presented before the Milan Court of Appeals, as described above, and, pending a decision in that case, has asked the court to suspend the suit brought by Telecom Italia and to impose on Telecom Italia the same damages payable in the case pending before the Milan Court of Appeals.

Wind

The so-called “interconnection agreement”, in effect since 1998 between TIM (now Tim Italia) and Wind, governs the economic conditions of the termination service on the TIM network of calls generated by the Wind mobile network and vice-versa (so-called “mobile-mobile termination”), as well as termination on the TIM network of calls generated by the Wind fixed network (so-called “fixed-mobile termination”). While the fees agreed for the fixed-mobile termination service were subsequently the subject of numerous actions by the National Regulatory Authority, which introduced specific rates, those for mobile-mobile termination remained freely negotiable by the parties.

Wind recently objected to the fee due contractually to Tim Italia for the mobile-mobile termination service, recalculating it and unilaterally making its recalculation retroactive to June 1, 2003, as well as consequently making the claimed adjustment in its subsequent payments. Tim Italia challenged Wind’s claim and after an attempt at conciliation requested the arbitration procedure contemplated in the interconnection agreement.

Meanwhile, through a petition to the National Regulatory Authority, Wind invoked a specific procedure for resolving controversies related to interconnection. This procedure obliges the parties, should they fail to reach an understanding within 45 days, to separately present a plan of agreement to the offices of the Authority, which is empowered to issue a non binding decision within 90 days thereafter and, should the parties fail to accept it, to issue a binding decision.

During the first hearing at the Authority, Tim Italia requested the suspension of this procedure since the arbitral panel has exclusive jurisdiction over all controversies arising under the interconnection agreement. After the conciliation attempt requested by the Authority failed to produce a settlement, the parties deposited their respective arguments with the Authority.

Meanwhile, the Authority adopted a temporary injunction with regard to the highest prices that can be applied to “mobile-mobile terminations”; it extended the principle of tariff reductions already applied in “fixed-mobile terminations” to “mobile-mobile terminations” for the period September 1, 2005 to January 31, 2006. Tim Italia filed an appeal against the Authority’s decision.

Il Numero Italia

In August 2005, Il Numero Italia S.p.A. filed an urgent petition before the Milan Court against Telecom Italia for alleged violations of regulations related to directory information services. The Court accepted the petition, and required Telecom Italia to desist from any reference, through its “12” and “412” directory information services, to the new numbers for calling subscriber information services.

In July 2005, Telecom Italia petitioned the Milan Court to order Il Numero Italia to terminate the advertising campaign it launched to publicize its directory information services provided via the telephone number “892.892”. Telecom Italia claims that the campaign violates the laws concerning misleading advertising and is an unfair trade practice. Telecom Italia believes that the advertising messages give the impression that the “12” service (operated exclusively by Telecom Italia) and the “412” service (operated by Telecom Italia and the principal mobile operators) will no longer be available, while in reality they can shortly be accessed using different numbers. Furthermore, such services are publicized in the campaign in a manner that disparages Telecom Italia and generates confusion as to the provider of the “892.892” service: by making reference to the “12” and “412” services, the advertising message creates the impression that Telecom Italia is advertising this new service as its own.

Universal Service

As a consequence of the complex actions taken by some operators against the National Regulatory Authority’s decisions concerning the universal service net cost-sharing mechanism, the following cases remain pending:

•

the petition submitted by Vodafone to the Regional Administrative Court (TAR of Lazio) for annulment of the decision of the Authority which in renewing the order concerning the application of the universal service net cost-sharing mechanism for 1999, calculated the amount of Vodafone’s contribution;

•

the petitions submitted respectively by Vodafone to the Regional Administrative Court (TAR of Lazio) and by Wind to the Head of State for annulment of the decision governing the same cost-sharing mechanism for 2000. Vodafone has requested that the issue be referred as a preliminary matter to the European Court of Justice for a ruling on the interpretation of the Community directives;

•

the petitions by Vodafone to the Regional Administrative Court (TAR of Lazio) for annulment of the communications of the Ministry of Communications which requested Vodafone to pay the contributions for the financing of the universal service, as determined by the National Regulatory Authority for the years 2000 and 2002.

Levy pursuant to Article 20.2 of Law No. 448/1998

Petitions by Telecom Italia and TIM (now Tim Italia) are still pending before the Regional Administrative Court (TAR of Lazio) to obtain a ruling on the right not to pay any additional amount as a license fee for 1998 and to obtain restitution of the €529 million already paid. The request is based on the illegitimacy of the provisions of Article 21 of Presidential Decree No. 318/1997 that maintained the license fee in effect even after Directive 97/13/EU came into force and the time limit for its introduction into Italian law had expired. The European Court of Justice, by its ruling of September 18, 2003, has already found that the levy is incompatible with Community law.

* * *

Also pending is an appeal submitted by Telecom Italia to the Regional Administrative Court (TAR of Lazio) for cancellation of the communication issued by the Ministry of Communications dated July 9, 2003 in which the Ministry challenged the exclusion of several items of revenue used for the basis of the assessment for the license fee for 1997 and 1998. The adjustment resulting from the recalculation would amount to €31 million for 1997 and €41 million for 1998. The petition follows others that Telecom Italia had already lodged concerning the license fee computation method in connection with the gradual liberalization of the telecommunications sector. A reserve for these disputes has been set aside in the financial statements.

Lastly, an appeal by TIM is pending before the Regional Administrative Court (TAR of Lazio) against the ministerial decisions regarding the calculation of the license fee for the years 1995, 1996, 1997 and 1998. The amounts in dispute are set aside in a reserve in the financial statements.

Directory Information Services

At the end of December 2004, Telecom Italia petitioned the Regional Administrative Court (TAR of Lazio) to nullify, with prior suspension, the decision of November 2004 (No. 15/04/CIR) by which the National Regulatory Authority regulated the procedure for assigning, and the rights for using, the numbers assigned to directory information services, supplementing its previous decision of July 2003. This latter decision had amended the numbering plan in the telecommunications sector by establishing that numbers “12XY” would be assigned to the directory information services. This means that these services will have numbers composed of the digits “12” followed by two more digits, distinctive for each operator. The initial measure had deferred to a subsequent measure the definition of an implementation timetable, the subjective requirements for the rights of use and the procedure for assigning the numbers reserved to the directory information services.

Under its decision No. 15/04/CIR, the National Regulatory Authority, in effect, regulated the procedure for assigning the rights of use of the new numbering system “12XY”, giving the timetable for the start of the sale of the corresponding services and the end of the “old” numbering systems: “12” from October 1, 2005 and “412” from December 1, 2005. The decision also regulates the procedure for communicating this change to customers and the obligation to deliver a message to users who select the number 12 that indicates, in an unbiased manner, the possibility of accessing the services of the new “12XY” numbering system.

In Telecom Italia’s view, the required procedure is discriminatory, since it is not permitted to freely publicize the new numbers, resulting in substantial financial damage, including that associated with the foreseeable effect of shifting customers toward the numbers of other operators.

The restrictions imposed upon Telecom Italia in this regard were confirmed by decision No. 21/05/CIR dated June 16, 2005 entitled “Order to the company Telecom Italia to comply with the provisions of article 5 of decision No. 15/04/CIR”. Under this decision, the National Regulatory Authority also stated that the messages regarding the “12” and “412” services must not contain indications of any specific new numbering system assigned to Telecom Italia.

Non-observance of this order was notified to the Company by an act dated August 23, 2005.

Alleged violations of Antitrust law

On November 16, 2004, the Antitrust Authority issued a decision concluding its proceeding A 351 (opened on June 5, 2003) by finding that Telecom Italia had abused its dominant position in violation of Article 3 of Law No. 287/1990. Between 2001 and the date of the decision, the Antitrust Authority determined that Telecom Italia had abused its dominant position by:

a)

applying contractual conditions to corporate users containing exclusive agency clauses, penalties for failure to fulfill spending targets and clauses permitting it to match a competing offer made to its customer; and

b)

establishing economic and technical conditions for business customers that competitors could not replicate and that constituted discriminatory practices in the relevant markets for intermediate services insofar as Telecom Italia applied economic and technical conditions to its competitors that were discriminatory compared with those it applied to its own commercial divisions.

Consequently, the Antitrust Authority imposed a €152 million fine on Telecom Italia and ordered the Company to cease immediately from the competition-distorting conduct referred to above.

Telecom Italia lodged an appeal against the Antitrust Authority’s decision with the Regional Administrative Court (TAR of Lazio). In its appeal, Telecom Italia argued that the Authority’s decision was based on an investigation that failed to establish the facts of the Company’s responsibility for the alleged abuse of dominant position. In particular, the Company contested the obligation to refer to the interconnection price list in preparing offers to large customers, the Antitrust Authority’s failure to identify large customers as a separate relevant market, its failure to consider both the change in the applicable legislation and the remedies offered by Telecom Italia during the investigation.

In May, the court issued its decision largely upholding the appeal and revoking the fine. The Authority has appealed. Telecom Italia has in turn presented an incidental appeal in respect of the part of the decision that did not accept a series of its appeals against the ruling. Until the appeals are decided, the provision already set aside by Telecom Italia remains.

* * *

Acting on a complaint filed by competing operators, in 2003 the National Regulatory Authority cited Telecom Italia for pursuing commercial strategies detrimental to the development of the market and initiated sanction procedures. Such actions and the subsequent resolutions have been challenged; the appeals are pending before the Regional Administrative Court (TAR of Lazio).

Mediterranean Nautilus

The arbitration commenced in October 2003 by FTT Investments B.V. (“FTT”) (the minority shareholder of Mediterranean Nautilus S.A.) for cancellation of the agreement signed in March 2001 with Telecom Italia International, Telecom Italia and Mediterranean Nautilus S.A. for the sale by Telecom Italia International to FTT of 30% of the shares of Mediterranean Nautilus S.A. was settled on June 16, 2005. Telecom Italia provided a reserve in its consolidated financial statements for the year ended December 31, 2004 in relation to the probable effects of the settlement. See “Recent Developments” above for the terms of the reorganization effected by the settlement.

Brazil

On April 28, 2005, the parties reached a settlement in a series of disputes between Telecom Italia/Telecom Italia International, respectively, and

•	Brasil Telecom for the alleged mismanagement on the part of the Group of extraordinary transactions of Brazil Telecom;

•

Techold and Timepart, shareholders with Telecom Italia International in Solpart Participações (parent company Brasil Telecom through Brasil Telecom Participações) as well as Solpart itself, Brasil Telecom Participações and Brasil Telecom, with regard to the August 27, 2002 agreement concerning the temporary reduction of Telecom Italia’s stake in the ordinary share capital of Solpart from 37.29% to 19%, the temporary suspension of its governance rights and the option to repurchase said stake.

In a case before the Rio de Janeiro Court, certain indirect shareholders of Techold have challenged the validity of the settlement and succeeded in preventing confirmation. The matter is currently pending.

***

On May 5, 2005, certain indirect shareholders of Solpart filed for a temporary injunction before the Rio de Janeiro State Court to suspend execution of the modification to the shareholders agreement among the shareholders of Solpart (Telecom Italia International, Techold and Timepart), signed on April 28, 2005, and to suspend execution of any other act that would allow parties controlled by the Telecom Italia Group to appoint or remove directors of Brasil Telecom or entities controlled by it.

The judge granted a temporary injunction against the effects of the change to the shareholders agreement and the case is pending trial.

***

On June 30, 2005, Telecom Italia International filed for a temporary injunction against certain indirect shareholders of Solpart, as well as Techold, Timepart, Brasil Telecom Participações and Brasil Telecom, to suspend the efficacy of the shareholders agreement of Zain, the indirect parent company of Techold, in which Brazilian pension funds and investment funds controlled by Citigroup are shareholders, and the put agreement between said pension and investment funds. Telecom Italia International claims such agreements violate the existing shareholders agreement with regard to the rules governing transfer of direct and indirect investments in Solpart.

Telecom Italia International obtained a temporary injunction to prohibit the sale of the relevant shares to third parties and the case is pending trial.

***

On August 1, 2005, Telecom Italia International filed a demand for arbitration with the International Chamber of Commerce of Paris in London against Techold, claiming that various provisions of the Solpart shareholders agreement had not been fulfilled and consequently requesting compensation for damages. Telecom Italia International also requested the arbitration ascertain the validity of the above-mentioned modification to the shareholders agreement signed by the parties on April 28, 2005 and thus issue a declaratory judgment affirming Telecom Italia International’s right to purchase the shares in Solpart held by Techold.

***

On May 5, 2005, certain indirect shareholders of Brasil Telecom obtained a temporary injunction against Telecom Italia International, TIM International, TIM Brasil, various companies of the Opportunity Group, Invitel, Techold, Timepart, Solpart, Brasil Telecom Participações, Brasil Telecom and Brasil Telecom Celular, aimed at preventing the continuation of the process to merge Brazil Telecom Celular into TIM Brasil, in accordance with the agreement signed between the two companies on April 28, 2005.

Telecom Italia International, TIM International and TIM Brasil have filed their defense on a timely basis claiming that the allegations are unfounded both in fact and at law. A decision in the case is pending.

***

In January 2004, Tim Telecomunicações Installações e Montagem Ltda, a Brazilian company that supplies and installs telecommunications equipment, cited TIM Brasil, TIM (now Tim Italia) and Brazil’s National Institute for Patent Rights before the Federal Court of Rio de Janeiro to secure the cancellation of the trademark registrations bearing the name “TIM” that had been granted to the Group between 2000 and 2003 and to prohibit their use in Brazilian territory. Tim Telecomunicações Installações e Montagem Ltda (which affirms its ownership of exclusive rights to the name “TIM” based on the fact that its corporate name was registered at an earlier date), has petitioned for damages equal to 10% of the revenues produced by the companies controlled by TIM in Brazil from the start of their activities there and for a temporary injunction against the use of the trademark, until the case is decided.

TIM has disputed the claims of the Brazilian company on the basis that there is no risk of confusion as the parties operate in different sectors. The claimant applied to register the trademark “TIM” under the business sector “telecommunications” without having ever operated in that business sector and only after the same trademark was already being used and had been filed by the Telecom Italia Group.

In declaring the hearing stage of the case closed, the judge decided against the issue of a temporary injunction.

ETEC S.A.

In the second half of 2002, Banco Nacional de Comercio Exterior (“Bancomext”) charged Etec S.A. (in which Telecom Italia International holds a 27% interest) and Telan (majority shareholder of Etec S.A., controlled by the Cuban Government) with failure to fulfill alleged payment and guarantee obligations – in an amount of U.S.$300 million - established in a series of agreements signed between Etec S.A., Telan, BanCuba (Central Bank of Cuba), Intesa BCI and Bancomext.

These charges were the subject of ordinary action brought by Bancomext before the Italian courts as well as an international arbitration requested by Telan and Etec S.A.

The arbitral panel issued its award on August 5, 2004, on the basis of which:

•	it accepted the defense of Etec S.A. that it is neither debtor toward Bancomext nor guarantor of Telan;

•

despite the foregoing, Etec S.A. is not exonerated from its obligations deriving from the financing contract and Etec S.A. therefore remains obliged to fulfill its obligations toward Bancomext and, more specifically, to re-establish the procedure for the payment of dividends owed to Telan, aimed at the satisfaction of Bancomext. This award is effective retroactively and requires Etec S.A. to pay Bancomext an amount of around U.S.$147 million.

Etec S.A. filed an appeal before the Paris Court of Appeals to nullify the award which, in the meantime, the Rome Court of Appeals (at the request of Bancomext) declared to be enforceable in Italy.

On May 3, 2005, Bancomext served the award on Etec S.A. and Telan along with a summons to pay an amount equal to the dividends to be distributed to Telan since April 2002. The executive proceedings undertaken by Bancomext against Telecom Italy, TI Sparkle and TIM were suspended, since Etec S.A. objected to recognition of the enforceability of the award in Italy.

In the meantime, Telecom Italia International (which has a letter from the Cuban government relieving it of any possible detrimental consequences arising from the award) has asked the Cuban government, Bancuba and Telan to take every necessary step to avoid harmful consequences for its affiliate Etec S.A., while reserving its right to take every protective measure.

Telecom Italia France

France Telecom brought an action before the Commercial Court of Paris against Telecom Italia France claiming damages allegedly derived from unfair trade practices.

Telecom Italia France requested suspension of the proceedings until completion of the preliminary investigation currently pending before the district attorneys of Marseilles and Lyons for alleged illegalities in concluding contracts with final customers, initiated by complaints filed by consumers.

SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the statement of operations information, the unaudited financial data for the six-month periods ended June 30, 2004 and 2005; and

•	with respect to the balance sheet information, the unaudited financial data as of December 31, 2004 and June 30, 2005.

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of Telecom Italia reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Telecom Italia’s consolidated results of operations for the unaudited interim periods. Results for the six-month period ended June 30, 2005, are not necessarily indicative of results that may be expected for the entire year.

Unless otherwise indicated, amounts presented in this section are prepared in accordance with IFRS. Until January 1, 2005, Telecom Italia prepared its consolidated financial statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. The accompanying IFRS financial data has been prepared in accordance with those EU GAAP effective, or issued and early adopted, at June 30, 2005. The EU GAAP that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparation of the accompanying financial data. As a result, the accounting policies used to prepare this financial data are subject to change up to the reporting date of Telecom Italia’s first IFRS financial statements.

	Six months ended June 30,
	2004	2005
	(millions of Euro, except per share amounts)
	(Unaudited)
Statement of Operations Data in accordance with IFRS:
Revenues	13,968	14,692
Other income	177	224

Total revenues and operating income	14,145	14,916

Purchases of materials and external services	(5,769)	(6,116)
Personnel costs	(1,892)	(1,919)
Other operating expenses	(548)	(650)
Changes in inventories	113	77
Capitalized internal construction costs	304	211
Depreciation and amortization	(2,305)	(2,520)
Gains/losses on disposals of non-current assets(1)	(6)	(1)
Impairment losses/reversals on non-current assets	(286)	(9)

Total operating expenses	(10,389)	(10,927)

Operating income	3,756	3,989

Share of earnings of equity investments in associates accounted for by the equity method	(18)	(15)
Financial income	754	1,374
Financial expenses	(1,787)	(2,236)

Income from continuing operations before taxes	2,705	3,112
Income taxes for the period	(1,311)	(1,354)

Net income from continuing operations	1,394	1,758
Net income from discontinued operations / assets held for sale	24	421

Net income for the period	1,418	2,179

Attributable to:
• Parent Company	979	1,775
• Minority interests	439	404

Basic and Diluted earnings per ordinary share(2):
• Net income per ordinary share from continuing operations	0.06	0.08
• Net income per ordinary share from discontinued operations / assets held for sale	—	0.02

• Net income per ordinary share	0.06	0.10

	As of December 31, 2004	As of June 30, 2005
	(millions of Euro, except ratio)
	(Unaudited)
Balance Sheet Data in accordance with IFRS:
Non-current assets:
Goodwill and other intangible assets with an indefinite life	26,814	44,105
Intangible assets with a finite life	6,456	6,598
Tangible assets	18,009	18,352
Other non-current assets and deferred tax assets	6,787	7,246

Total non-current assets	58,066	76,301

Total current assets	20,165	16,688
Total discontinued operations / assets held for sale	4,376	383

TOTAL ASSETS	82,607	93,372

Shareholders’ equity:
Attributable to Parent Company	16,251	24,128
Attributable to Minority interests	4,592	1,656

Total shareholders’ equity	20,843	25,784

Non-current liabilities:
Non-current financial liabilities (Long-term debt)	38,229	42,037
Other non-current liabilities	4,712	4,810

Total non-current liabilities	42,941	46,847

Current liabilities:
Current financial liabilities (Short-term debt)	4,336	8,725
Other current liabilities	12,321	11,799

Total current liabilities	16,657	20,524

Total liabilities relating to discontinued operations / assets held for sale	2,166	217

Total liabilities	61,764	67,588

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	82,607	93,372

Financial Ratio in accordance with IFRS:
Net financial debt/Net invested capital (debt ratio)(%)(3)	61.2	63.1

	As of June 30,
	2004	2005
	(Unaudited)
Financial Ratio in accordance with IFRS:
Operating income/operating revenues (ROS)(%)	26.9	27.2
Employees:
Employees (number in Group at period-end, excluding employees relating to the consolidated companies considered as discontinued operations / assets held for sale)	82,091	82,397
Employees (average number in Group at period-end, excluding employees relating to the consolidated companies considered as discontinued operations / assets held for sale)	78,344	77,670
Operating revenues/Employees (average number in Group) (thousands of €)	178.3	189.2
Statistical Data:
Wireline:
Subscriber fixed-lines in Italy (thousands)(4)	26,264	25,615
ISDN equivalent lines in Italy (thousands)(5)	5,941	5,673
Broadband Access (thousands)(6)	3,273	5,568
Voice flat-rate plans (thousands)(7)	5,704	6,190
Page views Virgilio (millions)	3,833	4,565
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	105.2	105.2
• access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.7
Network infrastructure abroad:
• European backbone (km of fiber optics)	39,500	39,500
Mobile:
TIM lines in Italy at period-end (thousands)(8)	26,011	26,117
TIM group foreign lines at period-end (thousands)(9)	11,189	18,207
TIM group lines total at period-end (Italy + foreign in thousands)(9)	37,200	44,324
GSM penetration in Italy (% of population)	99.8	99.8
E-TACS penetration in Italy (% of population)	97.9	97.9
Media:
La7 average audience share (%)	2.3	2.6
La7 audience share (month of June) (%)	2.7	2.8

(1)	Excluding gains/losses on disposals of assets classified as discontinued operations / assets held for sale and equity investments in companies other than subsidiaries.

(2)

In accordance with IAS 33 “Earnings per share”, basic earnings per ordinary share is calculated by dividing the Group’s net income available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

Since Telecom Italia, has both ordinary and savings shares outstanding, the calculations take also into account the requirement that holders of savings shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the ordinary shares.

For the purpose of these calculations, the weighted average number of ordinary shares was 10,205,420,272 for the six months ended June 30, 2004 and 11,326,277,714 for the six months ended June 30, 2005.

In addition, net income per savings share—Basic and Diluted was €0.07 in the first six months of 2004 and €0.11 in the first six months of 2005.

(3)

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net financial debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31, 2004	As of June 30, 2005
	(millions of euro)
	(Unaudited)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
• Financial payables	36,392	40,195
• Finance lease liabilities	1,834	1,841
• Other financial liabilities	3	1

	38,229	42,037

Current financial liabilities (Short-term debt)
• Financial payables	4,107	8,491
• Finance lease liabilities	224	229
• Other financial liabilities	5	5

	4,336	8,725

Financial debt relating to discontinued operations / assets held for sale	1,062	150

TOTAL GROSS FINANCIAL DEBT (A)	43,627	50,912

FINANCIAL ASSETS
Non-current financial assets
• Securities other than equity investments	7	6
• Financial receivables and other non-current financial assets	438	671
Current financial assets
• Securities other than equity investments	786	444
• Financial receivables and other current financial assets	765	1,537
• Cash and cash equivalents	8,401	4,106
Financial assets relating to discontinued operations / assets held for sale	368	37

TOTAL FINANCIAL ASSETS (B)	10,765	6,801

NET FINANCIAL DEBT (A-B)	32,862	44,111

(4)	Data include multiple lines for ISDN and exclude internal lines.

(5)	Data exclude internal lines.

(6)	Number of contracts.

(7)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(8)

Includes TACS, GSM and UMTS services, including Prepaid Customers and excludes the “silent” lines. The Italian market, which has a high penetration of prepaid cards, is characterized by certain customers acquiring multiple lines in order to take advantage of specific/time-limited commercial offers. Once these offers expire these customers tend not to continue the use of such lines which is facilitated by the prepaid nature of the arrangement. As a result, TIM excludes the silent lines in order to provide greater consistency between the number of lines managed by the Company and the development of the business.

(9)	Foreign lines exclude those of the consolidated companies considered as discontinued operations / assets held for the sale.

TELECOM ITALIA GROUP RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO JUNE 30, 2004

The information in this section should be read in conjunction with the Telecom Italia Group’s Unaudited Interim Consolidated Financial Statements, and the Notes thereto, included elsewhere in this Report on Form 6-K.

The summary selected financial data for the Telecom Italia Group as of June 30, 2005, and for the six months ended June 30, 2005 and 2004, have been extracted or derived from the unaudited interim consolidated financial statements prepared in accordance with IFRS which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for the unaudited interim periods. Results for the six months ended June 30, 2005 are not necessarily indicative of results that may be expected for the entire year.

Change in scope of consolidation

Our results of operations fully consolidate all Italian and foreign subsidiaries in which we have effective control, from the date that control begins until the date that control ceases. In particular, control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In all periods presented for comparison purposes, the Entel Chile group (disposed of in March 2005), the Finsiel group and TIM Hellas (both disposed of during the month of June 2005) and Corporacion Digitel (classified as assets held for sale) have been treated as Discontinued operations. In particular, in accordance with IFRS standards, the statement of operations and the balance sheet figures relating to discontinued operations have been presented as follows:

•	in two captions on the balance sheet: discontinued operations / assets held for sale and liabilities relating to discontinued operations / assets held for sale; and

•	in one caption on the statement of operations: Net income (loss) from discontinued operations / assets held for sale.

Regardless of discontinued operations / assets held for sale, the effects arising from the changes in the scope of consolidation are not material.

The investments in the associates and in those companies that are under joint control are accounted for under the equity method. The equity in the earnings of such companies is included under the statement of operations line item Share of earnings of equity investments in associates accounted for by the equity method.

Organic growth

Throughout the discussion which follows we use the term “organic growth”. Organic growth means that the percentage changes provided assume that, on a six month period to six month period comparison basis, the effects of changes in the scope of consolidation are excluded, exchange rates are calculated on a constant currency basis and, as far as concern operating income, the exceptional items (items that are of a non-recurring nature) are excluded for both period presented. Constant currency means that the differences in exchange rates between periods are eliminated by using the same exchange rate.

The following table reconciles first half 2004 and first half 2005 historical figures to first half 2004 and first half 2005 adjusted figures, respectively, to show organic growth from the six months ended June 30, 2004 to the six months ended June 30, 2005 for revenues and operating income. Management believes that providing this additional information enables the reader to better understand the actual operating changes which are impacting the results of operations.

	Six months ended June 30,		Growth
	2005 (A)	2004 (B)	Amount (A-B)%
	(millions of Euro, except percentages)
Revenues on a historical basis	14,692	13,968	724	5.2
Changes in Exchange rates	—	106
Changes in the scope of consolidation	—	(52)

Revenues on a comparable basis	14,692	14,022	670	4.8

Operating income on a historical basis	3,989	3,756	233	6.2
Changes in Exchange rates	—	(12)
Changes in the scope of consolidation	—	1
Exceptional items (*)	80	303

Operating income on a comparable basis	4,069	4,048	21	0.5

(*)	It refers to €282 million of expenses incurred in connection with the De Agostini transaction.

Business Unit Financial Data

The following table sets forth revenues, operating income, capital expenditures and number of employees by Business Unit.

	Period	Wireline (1) (2)	Mobile	Media (1)		Olivetti (3)	Other Activities (2) (4)		Eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues	2005 first half (5) 2004 first half (5) (6)	8,844 8,658	6,248 5,651	154 157		223 298	808 844		(1,585 (1,640	) )	14,692 13,968
Operating income	2005 first half (5) 2004 first half (5) (6)	2,528 2,506	1,910 1,844	(62 (35	) )	(6 12)	(408 (293	) )	27 (278)		3,989 3,756
Capital expenditures	2005 first half (5) 2004 first half (5) (6)	1,428 1,104	609 609	23 14		8 8	117 176		(4 (19	) )	2,181 1,892
Number of employees	As of June 30, 2005 (5) As of June 30, 2004 (5) (6)	54,637 54,423	19,013 17,473	1,039 1,207		1,809 2,289	5,899 6,699		— —		82,397 82,091

(1)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Tin.it and Matrix); as a result of this, the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations in the Media Business Unit.

(2)

The operating activity, IT Group, is no longer presented since it is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom in Telecom Italia which took place at the end of 2004.

(3)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A..

(4)

Other Activities are principally constituted by the functions and by the companies which provide centralized services to the Group (R&D, real estate, training, audit and financial services) as well as the Corporate Functions. Furthermore, Other Activities comprise the foreign activities not included in the Business Units (the consolidated subsidiary Entel Bolivia and the associates Telecom Argentina and Brasil Telecom).

(5)	All financial data exclude those relating to the consolidated companies considered as discontinued operations / assets held for sale.

(6)	The data relating to the six months ended June 30, 2004 have been reclassified and presented consistent with the first half of 2005 presentation.

Telecom Italia Group Consolidated Results

For the six months ended June 30, 2005, our consolidated net income was €1,775 million (net income of €2,179 million before minority interests) compared to a consolidated net income of €979 million (net income of €1,418 million before minority interests) for the first six months ended June 30, 2004.

The increase in our consolidated net income (an increase of €796 million) was due to the following factors:

•	an increase in operating income (€233 million);

•	lower share of losses of equity investments in associates accounted for by the equity method (€3 million);

•

lower financial expenses, net of financial income (€171 million). In particular, in the first six months of 2005, financial income included the release to the statement of operations of a portion of the reserves recorded in 2002 for the guarantees provided by the Group to banks which had financed AVEA, an associate, since the risk has ceased with the cancellation of the same guarantees (€343 million), partially offset by higher financial expenses due to the increase of the indebtedness connected with the tender offer for TIM shares;

•	higher income taxes of €43 million;

•

higher net income from discontinued operations / held for sale of €397 million, including in particular €410 million relating to the net gain realized for the sale of the entire investments held in TIM Hellas; and

•	lower minority interests in net income (€35 million).

The following chart summarizes the major items which had an impact on the consolidated net income of the Group in the first half of 2005:

Our consolidated revenues for the six months ended June 30, 2005 were €14,692 million, an increase of €724 million or 5.2% compared to €13,968 in the same period of 2004. Excluding the positive foreign exchange effect (€106 million, of which €119 million related to the South America companies of the Mobile Business Unit) and the negative effect of the change in scope of consolidation (€52 million), organic growth was equal to 4.8% (€670 million).

Organic growth of consolidated revenues reflected:

•

a significant contribution by the Mobile Business Unit (an increase of €478 million), mainly due to the positive contribution by operations in Brazil (an increase of €312 million) and the good performance of value-added services in the domestic market (an increase of €142 million);

•

an increase of €195 million in the revenues of the Wireline Business Unit, due to the success of development initiatives in the Broadband market and innovative services, particularly Web services, combined with the defence of our core Telephone market and enhanced offerings for wholesale services; and

•

an increase of €13 million in the revenues of the Media Business Unit, due to a growth in the television segment and a reduction in the sales of the Olivetti Business Unit (a decrease of €49 million) due to the reduction of average prices of faxes and lower sales volumes of Ink-jet print-heads, photocopiers, Gaming division and specialized printers.

Revenues from telecommunications services are shown gross of the portion due to third-party operators of €2,261 million (€2,057 million in the first half of 2004).

Foreign revenues amounted to €2,757 million in 2005 (€2,213 million in the first half of 2004); 51.9% of the total was focused in the South America area (43.5 % in the first half of 2004).

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of contribution of such Business Unit to our consolidated revenues:

	Six months ended June 30,
	2004(1) (2)			2005 (2)
	Gross Revenues(3)	Consolidated Revenues(4)	% of Consolidated Revenues	Gross Revenues(3)	Consolidated Revenues(4)	% of Consolidated Revenues
	(millions of Euro, except percentages)
Wireline (5) (6)	8,658	7,835	56.1%	8,844	8,093	55.1%
Mobile	5,651	5,533	39.6%	6,248	6,101	41.6%
Media (5)	157	154	1.1%	154	151	1.0%
Olivetti (7)	298	285	2.0%	223	196	1.3%
Other Activities (6) (8)	844	161	1.2%	808	151	1.0%

Total revenues	15,608	13,968	100.0%	16,277	14,692	100.0%

(1)	The data relating to the six months ended June 30, 2004 have been reclassified and presented consistent with the first half of 2005 presentation.

(2)	Excludes revenues relating to the consolidated companies considered as discontinued operations / held for sale.

(3)

Gross revenues are total revenues of the various Business Units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(4)	Consolidated revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(5)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Tin.it and Matrix); as a result of this, the revenues related to the Internet activities are included in the Wireline Business Unit for all periods presented.

(6)

The revenues related to the operating activity, IT Group, are no longer presented since IT Group is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom in Telecom Italia which took place at the end of 2004.

(7)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A..

(8)

Other Activities are principally constituted by the functions and by the companies which provide centralized services to the Group (R&D, real estate, training, audit and financial services) as well as the Corporate Functions. Furthermore, Other Activities comprise the foreign activities not included in the Business Units (the consolidated subsidiary Entel Bolivia and the associates Telecom Argentina and Brasil Telecom).

The table below sets forth, for the periods indicated, consolidated revenues by geographic area and the percentage of total consolidated revenues.

	Six months ended June 30,
Geographic Area	2004		2005
	(millions of Euro, except percentages)
		%		%
Italy	11,755	84.2	11,935	81.2
Rest of Europe	825	5.9	948	6.5
North America	238	1.7	191	1.3
Central and South America	962	6.9	1,430	9.7
Australia, Africa and Asia	188	1.3	188	1.3

Total consolidated revenues	13,968	100.0	14,692	100.0

Operating expenses

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated revenues.

	Six months ended June 30,
	2004		2005
	(millions of Euro, except percentages)
Purchases of materials and external services	5,769	41.3%	6,116	41.6%
Personnel costs	1,892	13.6%	1,919	13.1%
Other operating expenses	548	3.9%	650	4.4%
Changes in inventories	(113)	(0.8%)	(77)	(0.5%)
Capitalized internal construction costs	(304)	(2.2%)	(211)	(1.4%)
Depreciation and amortization	2,305	16.5%	2,520	17.2%
(Gains)/losses on disposals of non-current assets	6	.. %	1	.. %
Impairment losses/(reversals) of non-current assets	286	2.1%	9	.. %

Total operating expenses	10,389	74.4%	10,927	74.4%

Our operating expenses increased by €538 million in the first six months of 2005 compared to the first six months of 2004. The increase was mainly attributable to the followings:

•

higher purchases of materials and external services, with an increase of €347 million, from €5,769 million in the first half of 2004 to €6,116 million in the first half of 2005; the percentage of purchases of materials and external services to revenues was 41.6% (41.3% in the first half of 2004); such costs were impacted, among other things, by start-up costs sustained by TI Media relating to its digital terrestrial TV project, the launch of Olivetti’s Ink-Jet project, and those linked to the expansion of the European BroadBand project;

•

increased levels of depreciation and amortization, with an increase of €215 million, from €2,305 million in the first half of 2004 to €2,520 million in the first half of 2005; the percentage of depreciation and amortization to revenues was 17.2% (16.5% in the first half of 2004). Such increase was mainly due to the significant investments made during 2004.

Furthermore, personnel costs, equal to €1,919 million, remained substantially stable compared to the first half of 2004 (€1,892 million); the percentage of personnel costs to revenues was 13.1% compared to 13.6% in the first half of 2004.

As of June 30, 2005, the Telecom Italia Group employees were 82,397 units (excluding 824 units related to discontinued operations/assets held for sale), compared with 80,799 units at December 31, 2004 (excluding 10,573 units related to discontinued operations/assets held for sale). The increase of 1,598 units was due for 1,573 units to turnover (balance between hirings and terminations) and for 25 units to changes in the scope of consolidation.

The changes in the scope of consolidation were related to: the purchase of Liberty Surf Group (an increase of 614 units) and the sales of Televoice (a decrease of 169 units), Innovis (a decrease of 222 units), Cell-Tell (a decrease of 112 units) and Databank (a decrease of 86 units).

The table below sets forth, for the periods indicated, the number of employees related to the Telecom Italia Group.

	As of June 30, 2005 (A)	As of December 31, 2004 (B)	Changes (A-B)
Italy	70,824	71,058	(234)
Abroad	11,573	9,741	1,832

Total employees (excluding those related to discontinued operations/assets held for sale)	82,397	80,799	1,598
Employees related to discontinued operations/assets held for sale:
Italy	—	3,979	(3,979)
Abroad	824	6,594	(5,770)

Total employees related to discontinued operations /assets held for sale	824	10,573	(9,749)

Total employees	83,221	91,372	(8,151)

The equivalent average number of salaried employees, excluding those related to discontinued operations/assets held for sale, were 77,670 units in the first half of 2005 (78,344 units in the first half of 2004).

The operating income amounted to €3,989 million for the six months ended June 30, 2005 compared to €3,756 million for the six months ended June 30, 2004, with an increase of €233 million or 6.2%. As a percentage of revenues, operating income was equal to 27.2% in the six months ended June 30, 2005 (26.9% in the first half of 2004).

Excluding the foreign exchange effect (a decrease of €12 million), the changes in the scope of consolidation (an increase of €1 million) and the exceptional items (which in the first half of 2004, included €282 million of expenses relating to the De Agostini transaction), organic growth was equal to €21 million or 0.5%.

The Share of earnings of equity investments in associates accounted for by the equity method was negative for €15 million (negative for €18 million in the first half of 2004).

This item includes:

	Six months ended June 30,
(millions of Euro)	2005 (a)	2004 (b)	Change (a-b)
Solpart	64	—	64
Avea I.H.A.S.	(95)	—	(95)
Etec S.A. Cuba	19	20	(1)
Sky	—	(31)	31
Other	(3)	(7)	4

Total	(15)	(18)	3

In particular:

•

the income of €64 million was due to the restoring of the accounting to the equity method for the investment in Solpart. In fact, after the agreements signed on April 28, 2005, Telecom Italia has reinstated its governance rights in Solpart, temporarily suspended from August 2002, resuming its role in the management of the company;

•

the loss of €95 million, was related to the Group’s equity in the losses of the period of the affiliate Avea. In the first half of 2004 we didn’t recognize the Group’s equity in the losses of Avea because the book value of such investment was already equal to zero.

Total financial income and expenses, net showed an expense balance of €862 million in the six months ended June 30, 2005 (€1,033 million in the first half 2004), with an improvement in net financial expenses of €171 million compared to the first half of 2004. Such improvement was mainly due to:

•

the positive effect of the release to the statement of operations of a portion of the reserves recorded in 2002 for the guarantees provided by the Group to banks which had financed AVEA, an associate, since the risk has ceased with the cancellation of the same guarantees (€343 million);

•

the negative impact on net financial expenses of higher level of indebtedness along with lower liquid assets arising from the tender offer for the TIM shares as well as other purchases of TIM shares; and

•

the positive effects arising from the disposal of the equity investments in C-Mobil by the Mobile Business Unit (€61 million) and in Intelsat by Entel Bolivia (€2 million) and the adjustment to fair value of the call option on Sofora’s shares (€40 million).

In the first half of 2004, transactions regarding equity investments generated income of €96 million mainly as a result of the sale of the residual interest in Telekom Austria.

Net income from discontinued operations / assets held for sale amounted to €421 million (€24 million in the first half of 2004) and included:

•	the gain for the disposal of TIM Hellas (€410 million);

•	the Entel Chile group net income for the first three months of 2005 of €26 million (€26 million in the first half of 2004);

•	the Finsiel group net loss of €11 million (a loss of €6 million in the first half of 2004); and

•

the net result of the period of Digitel Venezuela that was nil (a loss of €25 million in the first half of 2004) and the net income for the first five months of 2005 of TIM Hellas of €11 million (€29 million in the first half of 2004).

This caption also includes, in the first half 2005, expenses incidental to the transactions regarding discontinued operations / assets held for sale for €15 million.

Business Units

The following discussion relates to our principal Business Units as they were organized in the first half of 2005.

•

Wireline. The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services for final (retail) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers (in Europe and in South America) and offers innovative broadband services in the most interesting metropolitan areas of Germany, France and Holland.

•	Mobile. The Mobile Business Unit operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in South America (Brazil).

•	Media. The Media Business Unit operates in the following segments: Television (La7 and MTV), Office Products (Gruppo Buffetti) and News (TM News).

•

Olivetti. The Olivetti Business Unit operates through: i) the Office Products Division in the sector of ink-jet products for the office, digital printing systems and the development and production of products associated with silicon technology (ink-jet print-heads and MEMS); ii) the Gaming & Service Automation and Specialized Printers Division which provides specialized applications for the banking field and commerce and information systems for gaming and lottery management; and iii) Nuove Iniziative Industriali in fixed and cell phone repairs.

Wireline

The following table sets forth, for the periods indicated, certain financial data for the Wireline Business Unit.

	Six Months ended June 30,
Wireline	2004(1)(2)	2005(2)
	(millions of Euro, except percentages)
Gross revenues	8,658	8,844

Operating income	2,506	2,528

% of gross revenues	28.9	28.6

Capital expenditures	1,104	1,428

Number of employees	54,423	54,637

(1)	The data relating to the six months ended June 30, 2004 have been reclassified and presented consistent with the first half of 2005 presentation.

(2)	The data include those of the Internet activities (Tin.it and Matrix) acquired from Telecom Italia Media on June 1, 2005 as well as the IT Telecom activities that were transferred in part to Wireline.

The following table sets forth for the periods indicated, certain statistical data for Wireline Business Unit.

	As of June 30, 2004	As of December 31, 2004	As of June 30, 2005
Fixed network connections (thousands)	26,264	25,957	25,615

• of which ISDN (thousands)	5,941	5,805	5,673

Minutes of traffic on the fixed network (billions)	104.0	192.0	96.9

• national traffic (billions)	97.8	179.1	89.9

• international traffic (billions)	6.2	12.9	7.0

TP Terminals using ISDN technology (thousands)	126.9	124.5	118.4

Internet customers:
• Dial up customers (Tin.it Free and Premium) (thousands)	1,408	1,291	1,102

• Broadband accesses (including the European Broadband) (thousands)	3,273	4,430	5,568

Page views Virgilio (millions)	3,833	7,902	4,565

Gross revenues increased by €186 million (from €8,658 million in the first half of 2004 to €8,844 million) or 2.1%; organic growth, on a comparable consolidation basis and excluding the foreign exchange effect, was 2.3% (an increase of €195 million). This positive performance was achieved thanks to the success of efforts to develop the Broadband market and innovative services together with actions to support the core telephone market and a further development of the European Broadband Project.

Retail Telephone. Retail telephone revenues consist mainly of traffic revenues and fee revenues: traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fee, fees for additional services and for equipment rental and assurance.

Retail telephone revenues, equal to €5,169 million, showed a reduction of €156 million (a decrease of 2.9%) compared to the first half of 2004. This result showed a slight decrease in these revenues, thanks to the growth of Value Added Services (VAS) and Innovative Terminals which contributed to limit the effects of the migration of the traffic to the mobile network, supported by the level of the on-net tariffs, which starting from the second half of 2004 are more competitive.

The portfolio of the Innovative offers reached in June 2005 2,516,000 units also thanks the launch of new services such as Alice Mia (65,000 customers in June 2005), while the portfolio of innovative terminals (Aladino, Videotelephone and Cordless WI-FI) in June 2005 reached 2,810,000 units.

Retail Internet. Retail Internet services consist mainly of ADSL services (connections, traffic, services, equipment and portals) and traditional internet traffic (such as dial-up), which is declining as ADSL is growing.

Revenues from the Internet area, equal to €593 million, grew by 21% (an increase of €103 million), compared to the first half of 2004. The increase was due to the continuous growth of ADSL revenues (an increase of €150 million, or 58.8%, compared to the first half of 2004).

Wireline’s total Broadband portfolio at June 30, 2005 reached 5,568,000 customers, of which 4,615,000 accesses in Italy (an increase of 605,000 accesses compared to the end of 2004) and 953,000 accesses in the rest of Europe (an increase of 533,000 accesses compared to the end of 2004, also thanks the purchase of Liberty Surf Group in France).

Data Business. Data Business consists primarily of:

•	data transmission and network services for business customers; and

•

leased lines that are trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points. This kind of connection can be used to handle high volume voice, data or video transmission.

Revenues from the Data Business area, equal to €1,011 million, showed an overall growth of 8.2% (an increase of €77 million) compared to the first half of 2004. This increase was especially driven by the strong growth of VAS Data (Web Services and Outsourcing), with higher revenues of €62 million (an increase of 38%) compared to the first half of 2004, and innovative data transmission services, mainly based on XDSL technologies, which increased by 19.5% (an increase of €58 million).

European Broadband Project. Revenues from the European Broadband Project (France, Germany and Holland), were equal to €212 million and grew strongly (an increase of 84.2% compared to the first half of 2004). The growth in the European Broadband Project also benefited from the purchase in May 31, 2005 of the French company Liberty Surf Group. Wireline’s total European customers reached 1,417,000 units at June 30, 2005.

Wholesale Services. Wholesale services consist of national and international services to other domestic and international operators. Services offered to other domestic operators (wireline and wireless operators as well as Internet service providers) consist mainly of interconnection to Telecom Italia’s network, in terms of access and traffic (carried traffic and transits); broadband access (ADSL and XDSL access); and leased lines. Services offered to international operators consist mainly of traffic (carried traffic and transits) and data access.

Revenues from Wholesale Services were €1,706 million in the first half of 2005, an increase of €124 million, or 7.8%, compared to the same period of 2004, of which €48 million relates to national wholesale services and €76 million to international wholesale services. In particular, the increase in national wholesale services was principally due to the growth of data services revenues (an increase of €42 million) and regulated intermediate services (connected in particular to Local Loop Unbundling (“LLU”)) which increased by €30 million; on the other hand circuits revenues decreased.

Operating income was €2,528 million, and presented an increase of 0.9% (an increase of €22 million) compared to the first half of 2004. Operating income represented 28.6% of sales (28.9% in the first half of 2004). On a comparable consolidation basis and excluding the foreign exchange effect, organic growth, net of exceptional items, was equal to 0.7%.

In the first half of 2005, capital expenditures amounted to €1,428 million and presented an increase of €324 million (an increase of 29.3%), compared to the same period of 2004. This growth was principally due to investments in innovative technologies and in the European Broadband Project.

The number of employees, equal to 54,637 units, increased by 1,209 units compared to December 31, 2004. The change was due to:

•	the hiring of 1,238 units, of which 831 units in Italy and 407 units abroad, offset by 705 terminations of employment;

•	intragroup transfers, which resulted in an increase of 62 units; and

•	the purchase of Liberty Surf Group with an increase of 614 units.

Mobile

The following table sets forth, for the periods indicated, certain financial data for the Mobile Business Unit.

	Six Months ended June 30,
Mobile	2004	2005
	(millions of Euro, except percentages)
Gross revenues	5,651	6,248

Operating income	1,844	1,910

% of gross revenues	32.6	30.6

Capital expenditures	609	609

Number of employees	17,473	19,013

The following table sets forth for the periods indicated certain domestic Italian statistical data for Mobile Business Unit.

	As of June 30, 2004	As of December 31, 2004	As of June 30, 2005
TIM lines in Italy (thousand)	26,011	26,259	26,117

TIM group foreign lines (thousand)	11,189	14,690	18,207

Mobile traffic (millions of minutes) in Italy	20,088	41,225	20,701

ARPU (euro/ line/month) in Italy	28.5	29.0	28.6

Gross revenues from mobile services were €6,248 million (€5,651 million in the first half of 2004), with an increase of €597 million, or 10.6%. Revenues from domestic business amounted to €4,930 million (€4,788 million in the first half of 2004), with an increase of 3.0%. Revenues of the TIM Brasil group amounted to €1,224 million (€795 million in the first half of 2004), with an increase of 54%.

Excluding the positive effect of changes in exchange rates (an increase of €119 million), organic growth in revenues would have been €478 million, or 8.3%. The increase in revenues of the TIM Brasil group of 39.6% (an increase of €312 million), as well as the confirmation of the good trend on the domestic market (an increase of 142 million), contributed to organic growth.

Operating income was equal to €1,910 million and increased by €66 million (an increase of 3.6%) compared to the first half of 2004. Operating income as a percentage of revenues was 30.6% (32.6% in the first half of 2004).

Excluding the negative foreign exchange effect of €10 million and excluding exceptional items, organic growth was equal to €87 million (an increase of 4.7%). This growth was significantly impacted by the improvement in the operating results of the domestic activities (an increase of €23 million), TIM Brasil group (an increase of €37 million) and TIM Perù (an increase of €19 million).

In greater detail, operating income was impacted by:

•

depreciation and amortization, of €906 million (€741 in the first half of 2004), which increased by €165 million, principally as a result of domestic activities (an increase of €61 million) and Brazilian activities (an increase of €104 million), which rose due to the increasing investments for the expansion of the network and business support infrastructures. Depreciation and amortization as a percentage of revenues was 14.5% (13.1% in the first half of 2004);

•	impairment reversals/losses on non-current assets were negative for €12 million in the first half of 2005 (€2 million in the first half of 2004).

In the first half of 2005, total capital expenditures amounted to €609 million and remained stable with respect to the first half of 2004.

The number of employees at June 30, 2005 was equal to 19,837 units (20,361 units at December 31, 2004) and decreased by 524 compared to December 31, 2004, detailed as follows:

	As of December 31, 2004	As of June 30, 2005
Italy	10,424	10,455
Abroad	7,610	8,558

Total	18,034	19,013
Discontinued operations / assets held for sale	2,327	824

Total	20,361	19,837

The change was mainly due to the sale of TIM Hellas, partially offset by an increase of the employees in the Brazilian companies due to the expansion of their activities.

Mobile Italy

The following table sets forth certain financial data related to Tim Italia S.p.A., the company which resulted from the spin-off of the domestic mobile activities of TIM S.p.A. which was subsequently merged into Telecom Italia S.p.A., and the results of operations managed by TIM until March 1, 2005 (date in which the above mentioned spin-off took effect). The financial data of the first half of 2004 refers to TIM S.p.A..

	Six Months ended June 30,
Mobile Italy	2004	2005
	(millions of Euro, except percentages)
Gross revenues	4,788	4,930

Operating income	2,002	2,025

% of gross revenues	41.8	41.1

Capital expenditures	387	337

Number of employees	10,393	10,455

Mobile gross revenues in Italy were equal to €4,930 million (€4,788 million in the first half of 2004) and increased by 3.0% compared to the first half of 2004. This increase was mainly driven by the strong growth of Value Added Services (“VAS”), equal to €691 million (an increase of 16.2% compared to the first half of 2004), thanks to the continuous innovation of services and portfolio offers.

VAS represented 14.0% of total revenues (12.4% in the first half of 2004). Revenues of core business (voice) were equal to €3,972 million and remained stable with respect to the first half of 2004, thanks to higher usage of mobile phones and initiatives taken towards high spending customers.

Sales of terminals amounted to €267 million and increased by 20.1% due to the success of promotional campaign during the summer season in particular for 3G.

Operating income was equal to €2,025 million and showed an increase of €23 million, or 1.1%, compared to the first half of 2004. Operating income as a percentage of revenues was 41.1% (41.8% in the first half of 2004). Excluding the negative effects due to the exceptional items, operating income was equal to €2,022 million, with an increase of €23 million, or 1.2%, compared to the first half of 2004. This result was affected by a significant increase in depreciation and amortization due to the investments made for the development of the third generation network infrastructures and the support for the offers of new services.

In the first half of 2005, capital expenditures amounted to a total of €337 million (€387 million in the first half of 2004) and are focused in the network infrastructures and the software development.

The number of employees at June 30, 2005 was equal to 10,455 units, with an increase of 31 units compared to December 31, 2004.

Mobile Brazil (TIM Brasil group)

TIM Brasil group provides mobile phone services in TDMA and GSM technology.

The following table sets forth, for the periods indicated, certain financial data for TIM Brasil group.

	Six Months ended June 30,
Brazil	2004	2005
	(millions of Euro, except percentages)
Gross revenues	795	1,224

Operating loss	(131)	(113)

% of gross revenues	(16.4)	(9.2)

Capital expenditures	211	260

Number of employees	6,387	7,870

TIM Brasil Group, the only operator with coverage across the entire country, confirmed, in the first half of 2005, its leadership in the GSM market with 12.6 million mobile lines at June 30, 2005 (an increase of 43% compared to December 31, 2004).

The total mobile lines at June 30, 2005 were equal to 16.8 million, of which more than 75% in GSM technology, with an increase of 3.2 million mobile lines from the beginning of the year (an increase of €23%) and an increase of 6.3 million mobile lines compared to the first half of 2004 (an increase of 61%). The TIM Brasil group, with a market share of 22.2%, is the second operator in the country in terms of number of customers.

TIM Brasil group gross revenues amounted to reais 4,047 million (€1,224 million), with a 39.6% increase in local currency compared to the first half of 2004 due to the development of the customer base, the contribution of value-added services, which increased from 2.3% of revenues in the first half of 2004 to 5% in the first half of 2005, and the voice traffic revenues.

Operating loss was equal to reais 372 million (€113 million) and showed an improvement of 21.8% in local currency compared to the first half of 2004. This result was achieved notwithstanding the increase in depreciation and amortization mainly related to the investments for the development of network infrastructures and information systems.

In the first half of 2005, capital expenditures amounted to reais 858 million (€260 million) and showed an increase of 11.3% in local currency compared to the first half of 2004.

The number of employees, at June 30, 2005 was equal to 7,870 units and increased by 931 units compared to December 31, 2004.

TIM Perù S.A.C.

TIM Perù provides mobile phone services in GSM technology.

The following table sets forth, for the periods indicated, certain financial data for TIM Perù.

	Six Months ended June 30,
TIM Perù	2004	2005
	(millions of Euro, except percentages)
Gross revenues	71	99

Operating income (loss)	(15)	5

% of gross revenues	(21.4)	5.1

Capital expenditures	9	13

Number of employees	605	655

At June 30, 2005, the customer base of TIM Perù reached 1.5 million mobile lines, with an increase of 353 thousands mobile lines from the beginning of the year (a 32% increase) and an increase of 683 thousands mobile lines with respect to June 30, 2004 (a 88.5% increase).

Gross revenues amounted to Nuevo Soles 413 million (€99 million) and increased by 35.9% in local currency with respect to the first half of 2004 due to the development of the customer base and service portfolio.

Operating income was positive for Nuevo Soles 21 million (€5 million) in the first half of 2005, against an operating loss of Nuevo Soles 65 million (€15 million) in the first half of 2004.

In the first half of 2005, capital expenditures amounted to Nuevo Soles 54 million (€13 million), with an increase of 42.1% in local currency compared to the first half of 2004.

The number of employees at June 30, 2005 was equal to 655 units and increased by 21 units compared to December 31, 2004.

Media

The following table sets forth, for the periods indicated, certain financial data for Media Business Unit. Such data takes into account the transfer of the Internet activities to the Wireline Business Unit with effect from January 1, 2005.

	Six Months ended June 30,
Media	2004	2005
	(millions of Euro, except percentages)
Gross revenues	157	154

Operating loss	(35)	(62)

% of gross revenues	(22.3)	(40.3)

Capital expenditures	14	23

Number of employees	1,207	1,039

In the first half of 2005, gross revenues amounted to €154 million, with a decrease of 1.9%, compared to €157 million in the first half of 2004. Excluding the negative effects due to the change in the scope of consolidation, organic growth was 9.6% (€13 million).

In particular:

•

revenues from the Television area increased by €14 million, or 21.2%, from €66 million in the first half of 2004 to €80 million in the first half of 2005, confirming the good performance for the editorial content in the programming of the two TV networks. In particular:

•	revenues from La7 Televisioni S.p.A. were €42 million, with an increase of 35.5% compared to the first half of 2004 (€31 million);

•	revenues from MTV were €42 million, with an increase of 13.5% compared to the first half of 2004 (€37 million);

•	revenues from the Office Products & Services area amounted to €71 million and showed a basic steadiness with respect to the first half of 2004.

The operating result in the first half of 2005 was a loss of €62 million compared to a loss of €35 million in the first half of 2004. Such negative trend was mainly due to the higher costs (including depreciation and amortization) incurred in the Television area for the experimentation of the digital terrestrial TV and the purchase of new “content” in order to support the growth of the audience.

In the first half of 2005, capital expenditures amounted to €23 million (€14 million in the first half of 2004). They mainly referred to investments in the Television area connected with digital terrestrial TV (acquisition of digital frequencies and infrastructures for experimentation) and the purchase of TV rights.

The number of employees at June 30, 2005 was 1,039 units, with a decrease of 189 units compared to December 31, 2004 due to the sale of Databank (86 units) and Televoice (169 units) which were partially offset by the hiring of 68 units in the Television area.

Olivetti

The following table sets forth, for the periods indicated, certain financial data for Olivetti Business Unit.

	Six Months ended June 30,
Olivetti	2004	2005
	(millions of Euro, except percentages)
Gross revenues	298	223

Operating income (loss)	12	(6)

% of gross revenues	4.0	(2.7)

Capital expenditures	8	8

Number of employees	2,289	1,809

In the first half of 2005, gross revenues were €223 million, of which €135 million referred to the Office Products Division, €67 million to the Gaming and Specialized Printers Division, €2 million to Nuove Iniziative Industriali and €19 million to the disposal of intellectual properties to Telecom Italia (the research center TILab).

Gross revenues decreased by €75 million, or 25.2%, with respect to the first half of 2004. Excluding the negative foreign exchange effect and the impact of the change in the scope of consolidation (with particular reference to the closing of operations in U.S.A. and Mexico and the sale of Innovis S.p.A and Cell-Tell S.p.A.) of €45 million and revenues from the sale of intellectual properties to TILab of €19 million, gross revenues decreased by €49 million, or 18.0%.

The operating loss in the first half of 2005 was €6 million against an operating income of €12 million in the first half of 2004. Organic growth was negative for €25 million, due to the higher costs incurred for the Office Products Division (costs connected with the development of new products such as multifunctional desk-top and portable photographic printings) and the reduction of margins of the Gaming and Specialized Printers Division.

In the first half of 2005, capital expenditures amounted to €8 million, unchanged compared to the first half of 2004.

At June 30, 2005, employees were 1,809 units, of which 1,638 units employed in Italy and 171 units abroad.

The reduction of 299 units with respect to December 31, 2004 was substantially due to the exit from the scope of consolidation of the companies Innovis S.p.A. (222 units) and Cell-Tel S.p.A. (112 units).

Liquidity

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Cash flows generated (absorbed) by operating activities	4,327	2,995
Cash flows generated (absorbed) by investing activities	(582)	(15,843)
Cash flows generated (absorbed) by financing activities	(2,992)	8,080
Cash flows generated (absorbed) by discontinued operations/assets held for sale	(145)	30

Aggregate cash flows (A)	608	(4,738)

Net cash and cash equivalents:
• Beginning of the period (B)	4,477	8,339
• Net effect of foreign currency translation on cash and cash equivalents (C)	(7)	100

End of the period (B+C+A)	5,078	3,701

Cash flows generated (absorbed) by operating activities. Cash flows generated by operating activities were €2,995 million in the six months ended June 30, 2005, and decreased by €1,332 million compared to the six months ended June 30, 2004 (€4,327 million) primarily as a result of the following:

•	the higher level of net income from continuing operations (€1,758 million of income in the six months ended June 30, 2005 compared to income of €1,394 million in the six months ended June 30, 2004);

•	the increase in the levels of depreciation and amortization of €215 million (from €2,305 million in the six months ended June 30, 2004 to €2,520 million in the six months ended June 30, 2005);

•

an improvement in net change in deferred tax assets and liabilities equal to €692 million (with a negative contribution of €223 million in the six months ended June 30, 2004 compared to a positive contribution of €469 million in the six months ended June 30, 2005).

Such effects were largely offset by:

•

the lower levels of impairment losses/reversal on non-current assets (including equity investments) a decrease of €312 million (with a positive contribution of €267 million in the six months ended June 30, 2004 compared to a negative contribution of €45 million in the six months ended June 30, 2005);

•

€59 million attributable to the increase in gains (net of losses) on disposal of non-current assets (from a net gain of €6 million in the six months ended June 30, 2004 to a net gain of €65 million in the six months ended June 30, 2005);

•

a €2,229 million decrease in net change in current trade and miscellaneous receivables/payables and other changes (with a positive contribution of €572 million in the six months ended June 30, 2004 compared to a negative contribution of €1,657 million in the six months ended June 30, 2005);

•

the decrease in share of earnings of equity investments in associates accounted for by the equity method of €3 million (from €18 million in the six months ended June 30, 2004 to €15 million in the six months ended June 30, 2005).

Cash flows generated (absorbed) by investing activities. Cash flows absorbed by investing activities were €15,843 million in the six months ended June 30, 2005 and increased by €15,261 million compared to the six months ended June 30, 2004 (€582 million) mainly as a result of:

•

capital expenditures that amounted to €2,181 million in the six months ended June 30, 2005 (€1,892 million in the six months ended June 30, 2004); in the six months ended June 30, 2005 capital expenditures included €1,513 million of investments in tangible assets (€1,242 million in the six months ended June 30, 2004) and €668 million of investments in intangible assets (€650 million in the six months ended June 30, 2004);

•

investments in other non-current assets that increased by €13,811 million from €398 million in the six months ended June 30, 2004 to €14,209 million in the six months ended June 30, 2005; such increase was principally due to the considerations paid for the cash tender offer for the TIM shares (€13,804 million) and for further purchases of TIM shares (€28 million) as well as for other costs directly connected with the cash tender offer (€98 million);

•

acquisition of equity investments in subsidiaries, net of cash acquired that amounted to €247 million in the six months ended June 30, 2005 and was mainly related to the purchase of the controlling interest in the French company Liberty Surf Group;

•

change in financial receivables and other financial assets with a negative contribution of €1,054 million in the six months ended June 30, 2005 compared to a positive contribution of €1,550 million in the six months ended June 30, 2004;

•

consideration collected on the sale of equity investments in subsidiaries, net of cash sold that amounted to €1,702 million in the six months ended June 30, 2005 and was principally related to the disposals of Entel Chile, TIM Hellas and Finsiel;

•	consideration collected on the sale of tangible, intangible and other non-current assets that decreased by €12 million.

Cash flows generated (absorbed) by financing activities. Cash flows generated by financing activities were €8,080 million in the six months ended June 30, 2005, compared to cash flows absorbed of €2,992 million in the six months ended June 30, 2004.

Cash flows generated in financing activities in the six months ended June 30, 2005 reflected mainly the following:

•	an increase in financial liabilities of €10,303 million, mainly as a result of the additional debt incurred in connection with the cash tender offer for the TIM shares;

•	the consideration collected for equity instruments of €95 million;

•	the payment of dividends to minority shareholders of €2,318 million.

Cash flows absorbed in financing activities in the six months ended June 30, 2004 reflected mainly the following:

•	a decrease in financial liabilities of €224 million;

•	the consideration collected for equity instruments of €12 million;

•	the payment of dividends to minority shareholders of €2,780 million.

Cash flows generated (absorbed) by discontinued operations/assets held for sale. Cash flows generated by discontinued operations/assets held for sale were €30 million in the six months ended June 30, 2005, compared to cash flows absorbed of €145 million in the six months ended June 30, 2004.

Capital Resources

Net Financial Debt

On a consolidated basis, at June 30, 2005, Net Financial Debt was €44,111 million, compared to €32,862 million at the end of 2004 (an increase of €11,249 million). It also includes the net financial position of the discontinued operations / assets held for sale for €113 million (€694 million at December 31, 2004). Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes that Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business and financial targets (which include our debt ratio, or net financial debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by the other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

Net Financial Debt is detailed in the following table:

	As of June 30, 2005 (a)	As of December 31, 2004 (b)	Change (a-b)
	(Unaudited)
	(millions of Euro)
Gross Financial Debt
Non-current financial liabilities (Long-term debt)
• Financial payables	40,195	36,392	3,803
• Finance lease liabilities	1,841	1,834	7
• Other financial liabilities	1	3	(2)

	42,037	38,229	3,808

Current financial liabilities (Short-term debt)
• Financial payables	8,491	4,107	4,384
• Finance lease liabilities	229	224	5
• Other financial liabilities	5	5	—

	8,725	4,336	4,389

Financial debt relating to discontinued operations/assets held for sale	150	1,062	(912)

Total Gross Financial Debt (A)	50,912	43,627	7,285

Financial Assets
Non-current financial assets
• Securities other than equity investments	6	7	(1)
• Financial receivables and other non-current financial assets	671	438	233
Current financial assets
• Securities other than equity investments	444	786	(342)
• Financial receivables and other current financial assets	1,537	765	772
• Cash and cash equivalents	4,106	8,401	(4,295)
Financial assets relating to discontinued operations/assets held for sale	37	368	(331)

Total Financial Assets (B)	6,801	10,765	(3,964)

Net Financial Debt (A-B)	44,111	32,862	11,249

The following chart summarizes the major items which had an impact on the change in Net Financial Debt during the course of the first half of 2005:

In particular:

•

the tender offer and other purchases of TIM shares (€13,832 million) are composed of the price paid under the tender offer, at the end of January 2005, for the purchase of 2,456,501,605 TIM ordinary shares tendered (equal to approximately 29.0% of TIM ordinary share capital) and 8,463,127 TIM savings shares tendered (equal to approximately 6.4% of TIM savings share capital) and the subsequent purchase of 5,063,836 TIM savings shares (equal to approximately 3.8% of TIM savings share capital);

•

the other financial investments (€623 million) are mainly composed of the purchase of equity investment in Liberty Surf Group (€245 million, net of cash acquired and incidental expenses for such acquisition), the capital increase in the affiliate AVEA (€122 million), the buy back effected by TI Media as part of the Internet area reorganization (€148 million) and the incidental expenses for the TIM shares acquired through the tender offer (€98 million);

•	capital expenditures (€2,181 million), which increased by €289 million compared to the first six months ended June 30, 2004, mainly refer to the Wireline and Mobile Business Units;

•

the sale of equity investments and other disposals (€2,605 million) are substantially represented by the consideration collected on the sale of the equity investments in Entel Chile, TIM Hellas and Finsiel (€2,453 million, inclusive of the deconsolidation of the Net Financial Debt of the subsidiaries that were disposed of) as well as on the sale of equity investment in C-Mobil (€70 million) and on other non current assets.

Gross Financial Debt

On a consolidated basis, at June 30, 2005 our outstanding gross financial debt amounted to €50,912 million (€43,627 million at December 31, 2004) and included non-current financial liabilities (long-term debt) for €42,037 million (€38,229 million at December

31, 2004), current financial liabilities (short-term debt) for €8,725 million (€4,336 million at December 31, 2004) and financial debt relating to discontinued operations / assets held for sale for €150 million (€1,062 million at December 31, 2004).

With regard to the gross financial debt it should be noted as follows:

•	On January 28, 2005, Telecom Italia paid a consideration of €13,804 million in connection with the Cash Tender Offer for the TIM shares as follows:

•

€11,300 million was drawn from the €12 billion Term Loan Facility made available on December 8, 2004 by a pool of Italian and international banks and €700 million of the Term Loan Facility was cancelled. On February 11, 2005, the outstanding borrowings were reduced to €9,000 million with the first tranche of the line of credit repaid in the amount of €2,300 million. Therefore, at June 30, 2005, a total amount of €9,000 million remained outstanding under the Facility divided into two tranches: €6,000 million maturing in 36 months and €3,000 million maturing in 60 months;

•	€2,504 million was paid by Telecom Italia through the use of its own funds.

•	As regards to notes and bonds (including convertible and exchangeable notes) the following transactions occurred during the first six months of 2005:

•	Telecom Italia S.p.A. issued two new series of notes under its €10 billion Euro Medium Term Note Program:

•	on March 17, 2005, notes in the principal amount of €850 million, with an annual fixed-rate coupon of 5.25%, issue price 99.667, maturing on March 17, 2055;

•	on June 29, 2005, notes in the principal amount of £500 million (equal to €742 million), with an annual fixed-rate coupon of 5.625%, issue price 99.878, maturing on December 29, 2015.

•

The Telecom Italia notes 2002-2022, reserved for subscription by the employees of the Group, increased by €13 million in the first six months ended June 30, 2005 due to purchases/subscriptions for €36 million and sales for €23 million made by the bondholders. In accordance with the notes indenture, Telecom Italia is the counterpart required for the purchases made by the holders of this category of securities.

•

On June 22, 2005, Telecom Italia Finance S.A. priced, for value date June 29, 2005, an additional €250 million nominal amount of its 7.75% notes due 2033, which are listed on the Luxembourg Stock Exchange, increasing the amount of the issue from the original €800 million nominal amount to a total of €1,050 million nominal amount. This issue was placed with a single investor and the proceeds of such issuance were used for the repurchase by Telecom Italia Finance S.A. of €250 million nominal amount of Telecom Italia Finance S.A.’s 7.77% notes, due 2032 from the same investor. On July 21, 2005 the repurchased notes were cancelled.

•	In the first six months of 2005, Telecom Italia Finance S.A. bought back on the market, further notes for a total nominal amount of €499 million, detailed as follows:

•

€163 million related to the notes originally issued by Sogerim (merged in 2002 into Telecom Italia Finance S.A.) in the nominal amount of €3,000 million, with an annual fixed-rate coupon of 6.375% maturing on April 20, 2006: after these repurchases the residual nominal amount of such notes was equal to €2,582 million;

•

€141 million related to the convertible notes of €708 million, originally issued by Olivetti Finance N.V.S.A., with an annual fixed-rate coupon of 1% and a premium of redemption, maturing on November 3, 2005, redeemable in Telecom Italia ordinary shares (with the right of the issuer to pay off the amount due in cash): after these repurchases the residual nominal amount was equal to €567 million (€643 million with the redemption premium);

•

€195 million related to the exchangeable notes issued in 2001 by Sogerim (merged in 2002 into Telecom Italia Finance S.A.) in the nominal amount of €2,500 million, maturing on March 15, 2006 and convertible into shares of Telecom Italia S.p.A. or Seat Pagine Gialle and Telecom Italia Media S.p.A., with an annual fixed-rate coupon of 1% and a premium of redemption: after these repurchases the residual nominal amount thus amounted to €1,769 million (€2,082 million with the redemption premium).

•

On March 14, 2005, €283,000 in nominal amount related to the €500 million Floating Rate Extendable Notes with a quarterly coupon indexed to the 3-month EURIBOR + 130 basis points, due 2005, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., was repaid. Such notes were owned by those

Noteholders which in December 2004 notified the Issuer their intention to be repaid upon maturity and not to extend it, as allowed by the terms and conditions.

•

In view of the requests for conversion of “Telecom Italia 1.5% 2001-2010 convertible notes with a premium of redemption”, the nominal amount of the notes with the redemption premium decreased by €2,225 million (corresponding to a reduction of €1,689 million of the carrying value).

At June 30, 2005, our debt due to banks amounted to €10,954 million (€1,300 million at December 31, 2004), of which €798 million (€645 million at December 31, 2004) was current financial liabilities (short-term debt). Debt due to banks increased by €9,654 million with respect to December 31, 2004 mainly as a result of the Cash Tender Offer by Telecom Italia for TIM shares.

Notes and bonds (including convertible and exchangeable notes)

As of June 30, 2005, the non-current and current portions of notes and bonds (including convertible and exchangeable notes) amounted to €35,917 million (€36,054 million at December 31, 2004) and consisted of the following:

	As of December 31, 2004			As of June 30, 2005
	Long-term debt	Short-term debt	Total	Long-term debt	Short-term debt	Total
	(Unaudited)
	(millions of Euro)
Notes and bonds	29,891	1,057	30,948	28,574	4,228	32,802
Convertible and exchangeable notes	4,290	816	5,106	463	2,652	3,115

Total	34,181	1,873	36,054	29,037	6,880	35,917

At June 30, 2005, the nominal amount of reimbursement for notes and bonds (including convertible and exchangeable notes) amounted to €35,521 million (€36,116 million at December 31, 2004) and consisted of the following:

	As of December 31, 2004	As of June 30, 2005	Change
	(Unaudited)
	(millions of Euro)
Notes and bonds	30,177	32,196	2,019
Convertible and exchangeable notes	5,939	3,325	(2,614)

Total	36,116	35,521	(595)

At June 30, 2005, convertible and exchangeable notes, were detailed as follows:

Original Currency	Nominal amount of reimbursement (millions of Euro)	Coupon	Convertible/exchangeable into shares of	Issue date	Maturity date	Issue price (%)	Market price (%)	Market value (millions of Euro)
Convertible notes issued by Telecom Italia S.p.A.
Euro	600	1.50%	TI S.p.A.	11/23/01	01/01/10	100	127.7186	647
Convertible/ exchangeable notes issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	643	1.00%	TI S.p.A.	11/03/00	11/03/05	100	112.732	639
Euro	2,082	1.00%	TI S.p.A./Telecom Italia Media /Seat Pagine Gialle	03/15/01	03/15/06	100	116.2763	2,057

Total	3,325							3,343

At June 30, 2005, notes and bonds were detailed as follows:

Original Currency	Amount in original currency (million)	Nominal amount of reimbursement in Euro (million)	Coupon		Issue date	Maturity date	Issue price (%)		Market Price (%)	Market value (millions of Euro)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%		02/01/02	02/01/07	99.841		104.951	1,312
Euro	1,000	1,000	Euribor 3 months + 0.33%		01/29/04	10/29/07	99.927		100.1038	1,001
Euro	110	110	Euribor 3 months + 0.60%		04/08/04	03/30/09	100		100.45113	110
Euro	750	750	4.500%		01/29/04	01/28/11	99.56		105.6979	793
Euro	1,250	1,250	6.250%		02/01/02	02/01/12	98.952		115.7636	1,447
Euro	120	120	Euribor 3 months + 0.66%		11/23/04	11/23/15	100		101.13601	121
GBP	500	742	5.625%		06/29/05	12/29/15	99.878		102,6648	762
Euro	1,250	1,250	5.375%		01/29/04	01/29/19	99.07		109.5505	1,369
GBP	850	1,261	6.375%		06/24/04	06/24/19	98.85		109.5595	1,382
Euro	228	228	Euribor 6 months		01/01/02	01/01/22	100		100	228
Euro	850	850	5.250%		03/17/05	03/17/55	99.667		96.287	818

Sub –Total		8,811								9,343

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	500	500	Euribor 3 months + 1.30	% (d)	12/14/04	12/14/06	100		105.0625	525
Euro	1,045	1,045	Euribor 3 months + 1.25%		05/29/02	01/03/06	99.456	(*)	100.5743	1,051
Euro	2,582	2,582	6.375	% (a)	04/20/01	04/20/06	99.937		103.1831	2,664
Euro	1,750	1,750	6.500%		04/24/02	04/24/07	100.911	(*)	107.1081	1,874
Euro	1,750	1,750	5.875%		01/24/03	01/24/08	99.937		108.0527	1,891
Euro	1,500	1,500	5.150	% (b)	02/09/99	02/09/09	99.633		107.5863	1,614
Euro	2,250	2,250	6.575	% (c)	07/30/99	07/30/09	98.649	(*)	113.1011	2,545
Euro	2,000	2,000	7.250	% (a)	04/20/01	04/20/11	99.214		119.6831	2,394
Euro	1,000	1,000	7.250%		04/24/02	04/24/12	101.651	(*)	121.9535	1,220
Euro	850	850	6.875%		01/24/03	01/24/13	99.332		120.606	1,025
JPY	20,000	149	3.550%		04/22/02	05/14/32	99.25		129.7748	193
Euro	800	(**) 800	7.750%		01/24/03	01/24/33	100.191	(*)	139.1389	1,113
Euro	250	(**) 250	7.750%		06/29/05	01/24/33	139.902		138.506	346
CHF	87	56	5.625%		06/12/86	06/12/46	99		105.25	59

Sub –Total		16,482								18,514

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	827	4.000%		10/29/03	11/15/08	99.953		98.7446	817
USD	1,250	1,034	4.000%		10/06/04	01/15/10	99.732		97.4758	1,008
USD	2,000	1,654	5.250%		10/29/03	11/15/13	99.742		101.4781	1,678
USD	1,250	1,034	4.950%		10/06/04	09/30/14	99.651		99.0871	1,025
USD	1,000	827	6.375%		10/29/03	11/15/33	99.558		107.9387	893
USD	1,000	827	6.000%		10/06/04	09/30/34	99.081		101.919	843

Sub –Total		6,203								6,264

Notes and bonds issued by Telecom Italia Securitisation Vehicle S.r.l.
Euro	450	450	Euribor 3 months + 0.34%		06/29/01	07/25/06	100		100	450
Euro	250	250	Euribor 3 months + 0.12%		06/30/04	07/25/06	100		100	250

Sub – Total		700								700

Total		32,196								34,821

•	Note (a), (b), (c) and (d): see the next paragraph “Rating Triggers”.

(*)	Issue average price for multi-tranche notes and bonds.

(**)

On June 22, 2005, Telecom Italia Finance S.A. priced, for value date June 29, 2005, an additional €250 million nominal amount of its 7.75% notes due 2033, which are listed on the Luxembourg Stock Exchange, increasing the amount of the issue from the original €800 million nominal amount to a total of €1,050 million nominal amount. This issue was placed with a single investor and the proceeds of such issuance were used for the repurchase by Telecom Italia Finance S.A. of €250 million nominal amount of Telecom Italia Finance S.A.’s 7.77% notes, due 2032 from the same investor. For such reason, the notes repurchased don’t appear in the table; furthermore, on July 21, 2005 these notes were cancelled.

Rating Triggers

Certain of the notes and bonds issued provide protection to the investors in the event that the Group’s debt ratings are downgraded.

In the first half of 2005, the various agencies maintained unchanged the ratings assigned to Telecom Italia on December 7, 2004, as follows:

Standard & Poor’s:	BBB+	stable outlook

Moody’s:	Baa2	stable outlook

Fitch IBCA:	A-	negative outlook

A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(a)	Telecom Italia Finance S.A. Euro Notes:

•	€2,582 million, 6.375% interest, maturing April 2006

•	€2,000 million, 7.25% interest, maturing April 2011

These notes carry protection for investors which is triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by either of the two agencies to below the stated thresholds causes an increase in the interest coupon (or in the spread above the Euribor in the case of floating-rate notes) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating.

Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/step-down is only applied when the rating at the end of a coupon period is different from the rating at the end of the previous coupon period.

These notes (the original interests were 6.125% and 7%, respectively) are currently subject to a 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. In the case of both the fixed rate notes, the increase has been applied beginning with the interest period which started in April 2004; consequently, the coupon is 6.375% for the notes due April 2006 and 7.25% for the notes due in April 2011.

(b)	Telecom Italia Finance S.A. Notes: €1,500 million, 5.15% interest, maturing February 2009

These notes carry protection for investors which would be triggered only by a downgrade in the minimum rating (among those assigned by the various agencies, in this case the Baa2 rating of Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon is fixed; once fixed, changes in the minimum rating during the interest period have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, carrying the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.5% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the rating.

(c)	Telecom Italia Finance S.A. Notes: €2,250 million, 6.575% interest, maturing July 2009

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this case the Baa2 rating of Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa1/BBB+, 0.15% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the current coupon.

According to this mechanism, since October 2000 (date of the introduction of the mentioned mechanism) the original coupon increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating could cause decreases/increases in the coupon according to the mechanism described above.

(d)	Telecom Italia Finance S.A. Notes: €500 million, Euribor 3-month plus 1.3% interest, maturing March 2005

These notes issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) give the noteholders the option to extend the maturity date for successive periods of 21 months up to a total maximum tenor of 10 years (final due date March 14, 2012).

Note holders representing €283,000 principal amount of notes elected not to extend the maturity beyond March 14, 2005, as allowed by the Terms and Conditions. Noteholders of €499.7 million elected to extend the maturity and as a result, on December 14, 2004 Telecom Italia Finance S.A. issued a new bond named “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006”, with maturity date December 14, 2006.

This new bond has the same characteristics as the previous one, but a new ISIN Code and Common Code.

Financial covenants / other covenants / other features

The notes and bonds summarized above do not contain financial covenants or covenants which would force the notes to be repaid in advance as a result of events other than the insolvency of the Telecom Italia Group. For example, there are no clauses which would cause the notes to be repaid due to a downgrade in the ratings to below the established thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or structural complexities.

Since these transactions have principally been placed with institutional investors on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

In particular, the notes issued by Telecom Italia Capital S.A. in October 2003, under the guarantee of Telecom Italia, for the amount of U.S.$4,000 million, carried a covenant which obliged Telecom Italia Capital S.A. and Telecom Italia to do a registered exchange offer with the SEC in order to allow investors to exchange the notes originally purchased with registered notes freely marketable without restrictions. The exchange offer was completed on October 14, 2004.

Furthermore, the new notes issued by Telecom Italia Capital S.A. in October 2004, guaranteed by Telecom Italia, in the amount of U.S.$3,500 million, carry a similar covenant which obliges Telecom Italia Capital S.A. and Telecom Italia to complete an exchange offer registered with the SEC. If Telecom Italia Capital S.A. should not complete the required exchange offer on or before October 31, 2005, the coupon will be increased by 0.50% until the exchange offer is completed.

Bank Facilities

On March 30, 2004, Tranche D (€4,500 million), maturing on April 2004, and Tranche E (€2,000 million), maturing on April 2006, of the Revolving Credit Facility signed in April 2003 were replaced by a New Credit Facility of €6.5 billion with a three year maturity. The facility does not contain any financial covenants and does not place any constraints on how we operate our business. This bank facility was not utilized at June 30, 2005.

The agreement includes customary representations and warranties and events of default for a revolving credit agreement of this type. However, according to the terms of the agreement, Telecom Italia Group is not required to represent that there has been no material adverse change in the business or financial condition of Telecom Italia Group at the time of any drawdown.

Term Loan Facility

On December 8, 2004, Telecom Italia entered into the €12 billion Term Loan Facility, granted by a pool of domestic and international banks, led by JP Morgan as Global Coordinator and Underwriter and Banca Intesa, MCC, Mediobanca and Unicredit Italiano as Mandated Lead Arrangers and Underwriters: this Loan was used to finance the cash requirements (partially paid with Telecom Italia’s own liquid resources) of Telecom Italia’s cash tender offer for TIM ordinary shares and for TIM savings shares as part of the TIM Acquisition.

The Term Loan Facility was divided into three tranches aggregating €12 billion, with different maturities and with the option for Telecom Italia to extend the maturity of the first two tranches:

•	Tranche A of €3,000 million, maturing in 12 months, extendable for further 12 months;

•	Tranche B of €6,000 million, maturing in 36 months, extendable for further 9 months; and

•	Tranche C of €3,000 million, maturing in 60 months.

On January 28, 2005, following the result of the tender offer, the Term Loan Facility was drawn for a total amount of €11.3 billion and Tranche A was partially cancelled for €0.7 billion.

On February 11, 2005, the Tranche A was repaid in advance with cash from operating activities for the residual amount of €2.3 billion and cancelled. After such date, a total amount of €9 billion remained outstanding under the Facility.

On August 1, 2005, a partial anticipated re-financing as well as the amendment of the Term Loan signed last December for the purpose of the cash tender offer for TIM shares were concluded. In particular, Tranche B of this loan, equal to €6 billion maturing January 2008, has been converted into a new revolving loan in the same amount and with a lengthening of its maturity to 2012, with more favourable conditions. Tranche C in the amount of €3 billion, maturing January 2010, has been changed only by reducing its margin from 0.70% to 0.275%, in order to reflect the new and more favourable conditions in the syndicated loan market.

Debt to Equity Ratio

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to total shareholders’ equity (including minority interests), was 171.1% and 157.7% as of June 30, 2005 and December 31, 2004, respectively.

Centralized Treasury

Telecom Italia has a centralized treasury that provides financial assistance to the Telecom Italia Group including Tim Italia, and generally operates as the Telecom Italia Group’s principal banker, allocating cash where needed and collecting the liquid resources of the members of the Telecom Italia Group. As a result, Telecom Italia is able to ensure that its subsidiaries have adequate liquidity to satisfy their requirements. Telecom Italia also acts on behalf of its subsidiaries in negotiating bank lines of credit and provides financial consultancy services to its subsidiaries.

The central treasury function reduces the need of the members of the Telecom Italia Group to utilize banks, enables members of the Telecom Italia Group to obtain more favorable terms from banks when needed and enables Telecom Italia to maintain control over cash flows and to assure better utilization of surplus liquidity.

Cash Management

Telecom Italia utilizes short-term credit lines to support expenses and disbursements that occur in the ordinary course of business, using free cash flow generated by its business to fund capital expenditures and acquisitions and to repay long-term debt.

Lines of Credit

Short-term lines of credit granted to the Telecom Italia Group by banks, according to standard money market terms and conditions, consist partly of lines of credit with specified maturities and partly of lines of credit callable upon notice. All of the Company’s medium and long-term lines of credit relate to specific loans drawn down to fund the Company’s activities.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which Telecom Italia has:

•	guarantee contracts including guarantees of the indebtedness of others;

•	retained or contingent interests in transferred assets;

•	any obligation under derivative instruments classified as equity; or

•

any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

As of June 30, 2005, Telecom Italia has the following items that are considered to be off-balance sheet.

As of June 30, 2005, the Telecom Italia Group had purchase commitments for €267 million related mainly to:

•

the purchases commitments signed by La7 with Elefante TV S.p.A. on April 29, 2005 in order to take over the business segment composed of the television station with the aim of expanding the broadcasting capacity of its television networks; La7 also reached an another agreement for the purchase of radio and television equipment and the relative frequencies of the local Delta TV station. The total amount of such purchase commitments was €120 million;

•	orders to suppliers of Telenergia (€99 million) relating to the energy supply agreement reached with the Società Endesa Italia for the three-year period 2004-2006.

As of June 30, 2005, the Group had sale commitments for a total amount of €36 million mainly consisting of the commitments of Telecom Italia for the sale to the COS group of the residual stake held in Finsiel (19.9%) for a consideration of €29 million by December 31, 2006, as well as for the sale of the investment in LI.SIT. to Lombardia Informatica for €2 million at the maturity of the contract (September 15, 2009).

The purchase and sale commitments above refer to commitments that do not fall within the normal “operating cycle” of the Group.

As of June 30, 2005, the Group has given guarantees of €657 million. The amount of the guarantees provided is presented net of counter-guarantees received amounting to €414 million. Guarantees provided mainly consist of sureties provided by Telecom Italia on behalf of affiliated companies (of which €205 million are on behalf of Avea) and others for medium/long-term loan transactions.

As of June 30, 2005, Telecom Italia has also issued patronage letters totaling €142 million chiefly on behalf of affiliated companies to guarantee insurance polices, lines of credit arrangements and overdraft agreements.

See also Note 24(c) of Notes to Unaudited Interim Consolidated Financial Statements included elsewhere herein for a further discussion of commitments and contingencies.

Contractual Obligations and Commitments

The following table aggregates our contractual obligations and commitments with definitive payments terms which will require significant cash outlays in the future. As of June 30, 2005, the amounts payable are as follows:

	Nominal value of non-current financial liabilities
Maturity	Note and bonds (including convertible and exchangeable notes)	Loans and other debts	Total
	(Unaudited)
	(millions of Euro)
By June 2006	6,352	605	6,957
By June 2007	4,200	597	4,797
By June 2008	2,750	6,921	9,671
By June 2009	2,437	171	2,608
By June 2010	3,884	3,139	7,023
Beyond June 2010	15,898	1,799	17,697

Total	35,521	13,232	48,753

See also Note 22 of Notes to Unaudited Interim Consolidated Financial Statements included elsewhere herein for a description of derivatives.

For a discussion of our capital expenditures in the first six months of 2005 and 2004, see “Capital Expenditures”.

CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures based on the organization by Business Unit at June 30, 2005.

	Six months ended June 30,
	2004(1)	2005
	(Unaudited)
	(millions of Euro)
Tangible assets:
Wireline (2)(3)	717	1,058
Mobile	398	365
Media (2)	3	6
Olivetti (4)	7	8
Other Activities (3)(5)	127	84
Adjustments and eliminations	(10)	(8)

Total tangible assets (6)	1,242	1,513
Intangible assets (other than goodwill) (7)	650	668

Total capital expenditures(8)	1,892	2,181

(1)	The data relating to the six months ended June 30, 2004 have been reclassified and presented consistent with the first half of 2005 presentation.

(2)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Tin.it and Matrix); as a result of this, the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations / assets held for sale in the Media Business Unit.

(3)

The operating activity, IT Group, is no longer presented since it is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom in Telecom Italia which took place at the end of 2004.

(4)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A..

(5)

Other Activities are principally constituted by the functions and by the companies which provide centralized services to the Group (R&D, real estate, training, audit and financial services) as well as the Corporate Functions. Furthermore, Other Activities comprise the foreign activities not included in the Business Units (the consolidated subsidiary Entel Bolivia and the associates Telecom Argentina and Brasil Telecom).

(6)	Capital expenditures in tangible assets are mainly related to local and long distance networks, exchange equipment, investment in subscribers’ equipment, radio and transmission equipment.

(7)	Intangible assets, other than goodwill, include investments such as software for telecommunications systems and licenses.

(8)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the six months ended June 30, 2005 and 2004, cash flows from operating activities (€2,995 million and €4,327 million, respectively) exceeded capital expenditures in tangible and intangible assets (€2,181 million in the six months ended June 30, 2005 and €1,892 million in the six months ended June 30, 2004).

RESEARCH & DEVELOPMENT ACTIVITIES AND INNOVATION

In the first half of 2005, Telecom Italia Group’s capital expenditures in tangible and intangible assets related to the development and the innovation activities amounted to a total of approximately €1,500 million.

5,300 employees are involved in the research, development and innovation activities, in Italy and in Brazil, for a total expense of €180 million (of which €60 million included in the capital expenditures).

The technological innovation activities, within the Telecom Italia Group, are developed by the research center of TILab, Telecom Italia Media, Olivetti and operating units and business applications (Network, Marketing, Information Systems of Telecom Italia and TIM). TILab’s is responsible for supervising technological innovation within the Telecom Italia Group. This is achieved by scouting out new technologies, preparing and examining research and feasibility studies and developing prototypes and emulators of new services and products.

In particular, in the first half of 2005:

•

TILab, in collaboration with Pirelli Labs, spent €68 million (€67 million in the first half of 2004) on research and development activities; such expenses include external costs, related personnel costs and depreciation and amortization. Research activities were recorded in the statement of operations for a total amount of €44 million (€55 million in the first half of 2004); development activities, available for use, were capitalized on tangible (network) or intangible assets (software for telecommunications) for a total amount of €24 million (€12 million in the first half of 2004); and

•	Olivetti spent €19 million (€15 million in the first half of 2004) on research activities and such costs were entirely recorded in the statement of operations.

TELECOM ITALIA S.P.A. UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF, AND FOR THE SIX MONTHS ENDED, JUNE 30, 2005

UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND

AS OF JUNE 30, 2005

	As of December 31, 2004	As of June 30, 2005
	(Unaudited)
	(millions of Euro)
NON-CURRENT ASSETS
Intangible assets
• Goodwill and other intangible assets with an indefinite life (Note 4)	26,814	44,105
• Intangible assets with a finite life (Note 5)	6,456	6,598

	33,270	50,703

Tangible assets (Note 6)
• Property, plant and equipment owned	16,428	16,749
• Assets held under finance leases	1,581	1,603

	18,009	18,352

Other non-current assets (Note 7)
• Equity investments	1,053	1,305
• Securities and financial receivables	445	677
• Miscellaneous receivables and other non-current assets	796	831

	2,294	2,813

Deferred tax assets (Note 8)	4,493	4,433

TOTAL NON-CURRENT ASSETS (A)	58,066	76,301

CURRENT ASSETS
Inventories (Note 9)	308	398
Trade receivables, miscellaneous receivables and other current assets (Note 10)	9,905	10,203
Securities other than equity investments (Note 11)	786	444
Financial receivables and other current financial assets (Note 12)	765	1,537
Cash and cash equivalents (Note 13)	8,401	4,106

TOTAL CURRENT ASSETS (B)	20,165	16,688

Discontinued operations / Assets held for sale (Note 14)
• of a financial nature	368	37
• of a non-financial nature	4,008	346

TOTAL DISCONTINUED OPERATIONS / ASSETS HELD FOR SALE (C)	4,376	383

TOTAL ASSETS (A+B+C)	82,607	93,372

Shareholders’ equity (Note 15)
• Attributable to Parent Company	16,251	24,128
• Attributable to Minority interests	4,592	1,656

TOTAL SHAREHOLDERS’ EQUITY (A)	20,843	25,784

Non-current liabilities
Non-current financial liabilities (Note 16)	38,229	42,037
Employee severance indemnities and other employee-related reserves (Note 17)	1,211	1,259
Reserve for deferred taxes (Note 8)	524	612
Reserves for future risks and charges (Note 18)	777	839
Miscellaneous payables and other non-current liabilities (Note 19)	2,200	2,100

TOTAL NON-CURRENT LIABILITIES (B)	42,941	46,847

Current liabilities
Current financial liabilities (Note 20)	4,336	8,725
Trade payables, current tax payables, miscellaneous payables and other current liabilities (Note 21)	12,321	11,799

TOTAL CURRENT LIABILITIES (C)	16,657	20,524

Liabilities relating to discontinued operations / Assets held for sale (Note 14)
• of a financial nature	1,062	150
• of a non-financial nature	1,104	67

TOTAL LIABILITIES RELATING TO DISCONTINUED OPERATIONS / ASSETS HELD FOR SALE (D)	2,166	217

TOTAL LIABILITIES (E=B+C+D)	61,764	67,588

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES (A+E)	82,607	93,372

The accompanying notes are an integral part of these unaudited interim financial statements

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Revenues (Note 25)	13,968	14,692
Other income (Note 26)	177	224

Total revenues and operating income	14,145	14,916

Purchases of materials and external services (Note 27)	(5,769)	(6,116)
Personnel costs (Note 28)	(1,892)	(1,919)
Other operating expenses (Note 29)	(548)	(650)
Changes in inventories	113	77
Capitalized internal construction costs	304	211
Depreciation and amortization (Note 5 and Note 6)	(2,305)	(2,520)
Gains/losses on disposals of non-current assets(I) (Note 5)	(6)	(1)
Impairment losses/reversals on non-current assets (Note 4 and Note 5)	(286)	(9)

Total operating expenses	(10,389)	(10,927)

Operating income	3,756	3,989

Share of earnings of equity investments in associates accounted for by the equity method	(18)	(15)
Financial income (Note 30)	754	1,374
Financial expenses (Note 31)	(1,787)	(2,236)

Income from continuing operations before taxes	2,705	3,112
Income taxes for the period	(1,311)	(1,354)

Net income from continuing operations	1,394	1,758
Net income from discontinued operations/assets held for sale (Note 14)	24	421

Net income for the period	1,418	2,179

Attributable to:
• Parent Company	979	1,775
• Minority interests	439	404

Basic and Diluted earnings per ordinary share (Note 32):
• Net income per ordinary share from continuing operations	0.06	0.08
• Net income per ordinary share from discontinued operations / assets held for sale	—	0.02

• Net income per ordinary share	0.06	0.10

(I)	Excluding gains/losses on disposals of assets classified as discontinued operations/assets held for sale and equity investments in companies other than subsidiaries.

The accompanying notes are an integral part of these unaudited interim financial statements

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

	Six months ended June 30,
	2004	2005
	(Unaudited) (millions of Euro)
CASH FLOWS ATTRIBUTABLE TO OPERATING ACTIVITIES:
Net income from continuing operations	1,394	1,758
Adjustments to reconcile net income from continuing operations with cash flows generated (absorbed) by operating activities
Depreciation and amortization	2,305	2,520
Impairment losses/(reversal) on non-current assets (including equity investments)	267	(45)
Net change in deferred tax assets and liabilities	(223)	469
(Gains)/losses on disposal of non-current assets	(6)	(65)
Share of earnings of equity investments in associates accounted for by the equity method	18	15
Net change in current trade and miscellaneous receivables/payables and other changes	572	(1,657)

CASH FLOWS GENERATED BY OPERATING ACTIVITIES (A)	4,327	2,995

CASH FLOWS ATTRIBUTABLE TO INVESTING ACTIVITIES:
Investments in tangible assets	(1,242)	(1,513)
Investments in intangible assets	(650)	(668)
Investments in other non-current assets	(398)	(14,209)
Acquisition of equity investments in subsidiaries, net of cash acquired	—	(247)
Change in financial receivables and other financial assets	1,550	(1,054)
Consideration collected on the sale of equity investments in subsidiaries, net of cash sold	—	1,702
Consideration collected on the sale of tangible, intangible and other non-current assets	158	146

CASH FLOWS ABSORBED BY INVESTING ACTIVITIES (B)	(582)	(15,843)

CASH FLOWS ATTRIBUTABLE TO FINANCING ACTIVITIES:
Net change in financial liabilities	(224)	10,303
Consideration collected for equity instruments	12	95
Dividends paid to minority shareholders (distribution of reserves included)	(2,780)	(2,318)

CASH FLOWS GENERATED (ABSORBED) BY FINANCING ACTIVITIES (C)	(2,992)	8,080

CASH FLOWS GENERATED (ABSORBED) BY DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	(145)	30

AGGREGATE INCREASE (DECREASE) IN CASH (E=A+B+C+D)	608	(4,738)

NET CASH AND CASH EQUIVALENTS, AT BEGINNING OF THE PERIOD (F)	4,477	8,339
Net effect of foreign currency translation on cash and cash equivalents (G)	(7)	100

NET CASH AND CASH EQUIVALENTS, AT THE END OF THE PERIOD (H=E+F+G)	5,078	3,701

ADDITIONAL CASH FLOW INFORMATION
Income taxes paid	546	61

Interest paid	1,781	1,777

CONTENTS OF NET CASH AND CASH EQUIVALENTS

NET CASH AND CASH EQUIVALENTS, AT BEGINNING OF THE PERIOD:	4,477	8,339
Cash and cash equivalents	4,751	8,401
Bank overdraft repayable on demand	(510)	(244)
Discontinued operations / assets held for sale	236	182

NET CASH AND CASH EQUIVALENTS, AT THE END OF THE PERIOD:	5,078	3,701
Cash and cash equivalents	5,566	4,106
Bank overdraft repayable on demand	(665)	(442)
Discontinued operations / assets held for sale	177	37

The accompanying notes are an integral part of these unaudited interim financial statements

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

	Attributable to Telecom Italia							Attributable to minority interests	Total share- holders’ equity
	Share Capital	Additional paid-in capital	Reserve for net translation differences	Other profit/loss recognized directly in equity	Other reserves	Retained earnings (accumulated losses) including profit or loss for the period	Total
	(Unaudited) (millions of Euro)
Balance at December 31, 2003 in accordance with Italian GAAP	8,854	88	—	—	4,768	2,382	16,092	4,497	20,589
Adoption of IAS/IFRS	(56)	(56)	—	(13)	(521)	813	167	32	199

Balance at December 31, 2003 in accordance with IAS/IFRS	8,798	32	—	(13)	4,247	3,195	16,259	4,529	20,788
Changes in shareholders’ equity in the first half of 2004
Fair value adjustments of available-for-sale financial assets:
Unrealized gains/losses on fair value adjustments	—	—	—	21	—	—	21	—	21
Gains/losses transferred to profit and loss at the date of disposal /recognition of impairment losses	—	—	—	1	—	—	1	—	1
Fair value adjustments of hedging instruments:
Unrealized gains/losses on fair value adjustments of financial instruments designated as cash flow hedges	—	—	—	(95)	—	—	(95)	—	(95)
Translation differences	—	—	(64)	—	—	—	(64)	(57)	(121)
Income taxes	—	—	—	5	—	—	5	—	5

Total profit/loss for the period recognized directly in equity	—	—	(64)	(68)	—	—	(132)	(57)	(189)
Net income (loss) for the period	—	—	—	—	—	979	979	439	1,418

Total profit/loss for the period	—	—	(64)	(68)	—	979	847	382	1,229
Dividend payout	—	—	—	—	—	(1,730)	(1,730)	(1,050)	(2,780)
Exercise of other equity instruments (stock options)	3	9	—	—	—	—	12	—	12
Other movements	—	—	—	—	32	(16)	16	11	27

Balance at June 30, 2004 in accordance with IAS/IFRS	8,801	41	(64)	(81)	4,279	2,428	15,404	3,872	19,276

	Attributable to Telecom Italia							Attributable to minority interests	Total share- holders’ equity
	Share Capital	Additional paid-in capital	Reserve for net translation differences	Other profit/loss recognized directly in equity	Other reserves	Retained earnings (accumulated losses) including profit or loss for the period	Total
	(Unaudited) (millions of Euro)
Balance at December 31, 2004 in accordance with Italian GAAP	8,865	120	—	—	4,809	1,378	15,172	4,689	19,861
Adoption of IAS/IFRS	(56)	(55)	(36)	(97)	(524)	1,847	1,079	(97)	982

Balance at December 31, 2004 in accordance with IAS/IFRS	8,809	65	(36)	(97)	4,285	3,225	16,251	4,592	20,843
Changes in shareholders’ equity in the first half of 2005
Fair value adjustments of available-for-sale financial assets:
Unrealized gains/losses on fair value adjustments	—	—	—	50	—	—	50	—	50
Fair value adjustments of hedging instruments:
Unrealized gains/losses on fair value adjustments of financial instruments designated as cash flow hedges	—	—	—	(24)	—	—	(24)	—	(24)
Gains/losses transferred to profit and loss when effects of hedged items flow to statement of operations	—	—	—	(13)	—	—	(13)	—	(13)
Translation differences	—	—	953	—	—	—	953	296	1,249
Income taxes	—	—	—	25	—	—	25	—	25

Total profit/loss for the period recognized directly in equity	—	—	953	38	—	—	991	296	1,287
Net income (loss) for the period	—	—	—	—	—	1,775	1,775	404	2,179

Total profit/loss for the period	—	—	953	38	—	1,775	2,766	700	3,466
Dividend payout	—	—	—	—	—	(2,284)	(2,284)	(34)	(2,318)
Bond conversion	487	1,639	—	—	(315)	—	1,811	—	1,811
Exercise of other equity instruments (stock options)	5	22	—	—	—	—	27	—	27
Cash Tender Offer and purchase of savings shares	—	—	—	—	—	—	—	(2,124)	(2,124)
Merger of TIM in Telecom Italia	1,310	4,768	—	—	(64)	—	6,014	(1,102)	4,912
Transfer of Tin.it. from TI Media to Telecom Italia	—	—	—	—	—	(364)	(364)	364	—
Cash Tender Offer for TI Media shares	—	—	—	—	—	—	—	(134)	(134)
Changes in the scope of consolidation	—	—	(29)	—	—	—	(29)	(717)	(746)
Treasury stock	(13)	—	—	—	—	—	(13)	—	(13)
Other movements	—	(32)	—	—	(56)	37	(51)	111	60

Balance at June 30, 2005 in accordance with IAS/IFRS	10,598	6,462	888	(59)	3,850	2,389	24,128	1,656	25,784

The accompanying notes are an integral part of these unaudited interim financial statements

NOTE 1—FORM AND CONTENT OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FORM AND CONTENT

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its consolidated subsidiaries (collectively the “Group” or the “Telecom Italia Group”) operate mainly in Europe, in the Mediterranean Basin and in South America.

The Group is engaged principally in the communication sector and, particularly, in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) providers, in the development of fiber optics networks, in innovative broadband services, in Internet services, in domestic and international mobile telecommunications, in the television sector both in analogical and digital technology, in the distribution of office products and Information Communication Technology.

The head office of the Group is located in Milan, Italy.

For fiscal years and interim periods on or after January 1, 2005, the Telecom Italia Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS”, issued by the International Accounting Standards Board and endorsed by the European Union. The designation IFRS also includes all effective International Accounting Standards (“IAS”), as well as all the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), including those previously issued by the Standing Interpretations Committee (“SIC”).

Telecom Italia will adopt “IFRS as adopted by the European Commission for use in the European Union” (“EU GAAP”) for the first time in its financial statements for the year ended December 31, 2005, which will include comparative financial statements for the year ended December 31, 2004. IFRS 1 First-time Adoption of International Financial Reporting Standards requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (e.g., January 1, 2004) and throughout all periods presented in the first IFRS financial statements.

The Telecom Italia Group unaudited interim consolidated financial statements as of, and for the six months ended June 30, 2005, as well as the amounts as of December 31, 2004 and for the six-month period ended June 30, 2004, herein included for comparison purposes, have been prepared in accordance with those EU GAAP effective, or issued and early adopted, at June 30, 2005, as provided by the article 81 of the Consob Regulation No. 11971/1999 and subsequent amendments (Regulation for Issuers).

The EU GAAP that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these unaudited interim consolidated financial statements. As a result, the accounting policies used to prepare these interim financial statements are subject to change up to the reporting date of Telecom Italia’s first IFRS financial statements.

The Telecom Italia Group unaudited interim consolidated financial statements as of, and for the six months ended June 30, 2005 are prepared on the basis of the interim accounts of Telecom Italia and all Italian and foreign subsidiaries as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by Telecom Italia.

The Telecom Italia Group unaudited interim consolidated financial statements are presented in euro (rounded off to the million) which is also the currency of the primary economic environment in which the Group operates. Foreign subsidiaries are included in the unaudited interim consolidated financial statements in accordance with the accounting policies described in note 3 below (see “Consolidation”).

Furthermore, these unaudited interim consolidated financial statements reflect, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations for the unaudited interim periods. Results for the six months ended June 30, 2005 are not necessarily indicative of results that may be expected for the entire year.

SEASONALITY OF REVENUES

•	Wireline

In the comparison between the first half of 2005 and the corresponding period of 2004, revenues from basic subscription charges and traffic related to fixed telecommunications were not significantly affected by seasonal factors; however, the promotion campaigns made during the first half of 2005 had a positive impact on the commercialization of product and services.

•	Mobile

Revenues from voice traffic related to the domestic mobile business were not affected by seasonal factors linked to commercial offers; however, such offers affected revenues from sale and Value Added Services (“VAS”). Nevertheless, certain seasonal factors occurred in connection with the annual calendar and the higher incidence of holidays.

TIM ACQUISITION

On December 7, 2004 the Boards of Directors of Telecom Italia and TIM set out a plan for the integration of the two companies. Such plan was aimed at streamlining Telecom Italia Group’s ownership structure and optimizing the financial and capital structure of the Telecom Italia Group resulting from the merger, against a backdrop of rapid technological development focused on promoting a significant increase in business efficiencies.

The integration plan of TIM into Telecom Italia was realized through:

•

a partial voluntary cash tender offer (launched on January 3, 2005 and completed on January 21, 2005) by Telecom Italia for a certain number of TIM ordinary shares, equivalent to two—thirds of the ordinary share free float, and for all TIM savings shares (the “Cash Tender Offer”) at a price of €5.60 per each TIM ordinary and savings share.

As a result of this, Telecom Italia bought No. 2,456,501,605 TIM ordinary shares and No. 8,463,127 TIM savings shares for a total consideration of €13,804 million; the transfer to Telecom Italia of ownership of shares tendered and accepted took place on January 28, 2005.

In order to pay the consideration connected with the Cash Tender Offer, Telecom Italia used €2,504 million of its own funds and €11,300 million was drawn from the line of credit made available in December by a pool of Italian and international banks for a maximum aggregate amount of €12,000 million, divided into three tranches (the first equal to €3,000 million; the second equal to €6,000 million; and the third equal to €3,000 million); the residual amount on the first tranche of the line of credit, equal to €700 million, was cancelled. On February 11, 2005, the outstanding borrowings were reduced to €9,000 million with the first tranche of the line of credit repaid in the amount of €2,300 million.

In addition, Telecom Italia incurred €98 million of further costs directly related to the cash tender offer for the TIM shares;

•

on February 3, 2005 and February 11, 2005, respectively, Telecom Italia acquired 21 million TIM savings shares for a consideration of €117 million, and 42 million TIM ordinary shares for a consideration of €234 million, as a result of the exercise of an option agreement entered into in December 2004 (in accordance with IFRS, this transaction was already recorded in the 2004 financial statements). In addition, following the completion of the Cash Tender Offer, Telecom Italia purchased No. 5,063,816 additional TIM savings shares through market transactions for a consideration of €28 million;

•

on February 24, 2005, TIM proceeded to spin-off the corporate operations relating to the domestic mobile communications business to TIM Italia S.p.A., a wholly-owned subsidiary of TIM; the spin-off was effected by a TIM Italia capital increase against the conferral of the corporate operations with effect on March 1, 2005. The spin-off allowed TIM Italia to succeed TIM in the officially stated titles held by TIM to provide mobile communications services in Italy, as well as in all the user rights (even those temporarily assigned to TIM on the date of the contribution of the corporate operations), in the numbering and/or radio frequencies already under concession, license, general authorization, and in the special authorizations ensuing from statements constituting declaration of the start of activities;

•

on June 20, 2005, Telecom Italia and TIM signed the merger deed which completes the integration process launched on December 7, 2004. The merger of TIM with and into Telecom Italia took effect on June 30, 2005, at which time TIM’s shares ceased trading on the Italian Stock Exchange. In particular, pursuant to the plan of merger, approved by the shareholders of TIM and Telecom Italia on April 5 and 7, 2005, respectively, the exchange of TIM shares owned by third party shareholders into Telecom Italia shares took place on June 30, 2005 at the following ratios:

•	1.73 newly issued Telecom Italia ordinary shares, with a nominal value of €0.55 each, for every TIM ordinary share, with a nominal value of €0.06 each;

•	2.36 newly issued Telecom Italia savings shares, with a nominal value of €0.55 each, for every TIM savings share, with a nominal value of €0.06 each.

As a result of this Telecom Italia issued No. 2,126,339,540 ordinary shares (net of No. 24,607,520 ordinary shares given in exchange to Telecom Italia Finance against No. 14,224,000 TIM shares it held) and No. 230,199,592 savings shares given in exchange to minority shareholders of TIM.

Based on the foregoing and in accordance with IAS/IFRS in force as of June 30, 2005, the TIM Acquisition was accounted for using the purchase method, i.e., by valuing the newly issued shares given in exchange to minority shareholders at their fair value at the effective date of the merger. For this purpose the newly issued Telecom Italia shares were valued at the stock exchange price as of June 30, 2005 (€2.595 per each ordinary share and €2.156 per each savings share).

The following table represents the calculation of the total consideration related to the TIM Acquisition:

(millions of Euro)
Cash purchased price paid in the tender offer	13,832
Other costs directly connected to the tender offer	98
Fair value of TIM shares exchanged	6,014

Total purchase price	19,944

The difference between the total purchase price for the TIM shares (acquired through the cash tender offer and the merger) and the corresponding portion of TIM shareholders’ equity acquired was recorded as goodwill and amounted to €16,654 million (of which €11,804 million from the cash tender offer and €4,850 million from the merger).

SCOPE OF CONSOLIDATION

The unaudited interim consolidated financial statements include the interim financial statements of all the subsidiaries from the date that control begins until the date that control ceases. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

The investments in the associated companies and in those companies that are under joint control are included in the consolidated financial statements by applying the equity method, as provided, respectively, by IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associated companies are enterprises over which the Group has significant influence, but no control or joint control, over the financial and operating policies.

In all periods presented for comparison purposes, the Entel Chile group (disposed of in March 2005), the Finsiel group and TIM Hellas (both disposed of during the month of June 2005) and Corporacion Digitel (classified as assets held for sale) have been treated as Discontinued operations.

Regardless of Discontinued operations, the effects arising from the changes in the scope of consolidation are not material.

In particular, the following changes have taken place in the scope of consolidation:

Since June 30, 2004:

a)	added to the scope of consolidation:

•

for Wireline: Liberty Surf Group S.A. (acquired in June 2005), Nuova Tin.it S.r.l. (incorporated in May 2005), Rits Tele.com. B.V. (acquired in March 2005), Latin American Nautilus Brasil Participacoes Ltda (incorporated in October 2004) and Telecom Italia Sparkle Singapore Pte. Ltd. (incorporated in March 2005);

•	for Mobile: Tim Italia S.p.A. (incorporated in December 2004);

•	for Olivetti: Olivetti Engineering S.A. (formerly Yminds) (the related control was acquired in December 2004);

•

for Other activities: Ascai Servizi S.r.l. in liquidation (the related control was acquired in May 2005), I.T. Telecom S.r.l (incorporated in December 2004) and Progetto Italia S.p.A. (incorporated in January 2005);

b)	eliminated from the scope of consolidation:

•	for Wireline: Atesia S.p.A. (control interest sold in December 2004) and TMI Telemedia International Luxembourg S.A. in liquidation (cancelled from the Companies Register in December 2004);

•	for Media: Televoice S.p.A. (disposed of in January 2005), Databank S.p.a. and Dbk S.A. (both disposed of in February 2005);

•

for Olivetti: Alladium S.p.A. in liquidation (liquidation closed in September 2004), Olivetti Latin America Trading Associates S.A. in liquidation (liquidation closed in December 2004 ), Olivetti Lexikon Nordic AB in liquidation (liquidation closed in April 2005), Innovis S.p.A. (control interest sold in January 2005), Cell-Tell S.p.A. (control interest sold in March 2005), Olivetti Servicios y Soluciones Integrales S.A. de C.V. in liquidation (cancelled from the Companies Register in March 2005), Dedita S.p.A. in liquidation (cancelled from the Companies Register in

January 2005), Olivetti Lexikon Benelux S.A. (closed in April 2005) and Royal Consumer Information Products Inc. (disposed of in September 2004);

•	for Other activities: Olivetti RAP S.A. (sold in December 2004) and Olivetti Telemedia Investment B.V. in liquidation (liquidation closed in July 2004);

c)	companies involved in mergers:

•	for Wireline: Vertico S.p.A. in Ism S.r.l.;

•	for Mobile: Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A. and Tele Nordeste Celular Participacoes S.A. in Tim Participacoes S.A.;

•	for Media: PBS Professional Business Software S.p.A. in Gruppo Buffetti S.p.A.;

•	for Olivetti: Olivetti Sistema e Servicos Ltda in Olivetti do Brasil S.A. and Olivetti Tecnost de Mexico S.A. de C.V. in Olivetti Mexicana S.A.;

•	for Other activities: EpicLink S.p.A. e I.T. Telecom S.p.A. in Telecom Italia S.p.A..

Since December 31, 2004:

a)	added to the scope of consolidation:

•	for Wireline: Liberty Surf Group S.A. (acquired in June 2005), Nuova Tin.it S.r.l. (incorporated in May 2005) and Rits Tele.com. B.V. (acquired in March 2005);

•	for Other activities: Ascai Servizi S.r.l. (the related control was acquired in May 2005) and Progetto Italia S.p.A. (incorporated in January 2005);

b)	eliminated from the scope of consolidation:

•	for Media: Televoice S.p.A. (disposed of in January 2005), Databank S.p.A. e Dbk S.A. (both disposed of in February 2005);

•

for Olivetti: Olivetti Lexikon Nordic AB in liquidation (closed in April 2005), Innovis S.p.A. (control interest sold in January 2005), Cell-Tell S.p.A. (control interest sold in March 2005) and Olivetti Servicios y Soluciones Integrales S.A. de C.V. in liquidation (cancelled from the Companies Register in March 2005);

c)	companies involved in mergers:

•	for Mobile: Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A..

At June 30, 2005, Telecom Italia’s subsidiaries, affiliates and joint-ventures listed in Note 33 c) and d), are categorized as follows:

Companies:

	As of June 30, 2005
	Italy	Abroad	Total
• Subsidiaries consolidated on a line-by-line basis	58	108	166
• Affiliates and joint-ventures accounted for by the equity method	35	42	77

Total companies	93	150	243

CHANGES IN THE COMPOSITION OF THE GROUP

The Group has made a number of acquisitions and disposals over the past 18 months that are described below:

SIX MONTHS ENDED JUNE 30, 2005

Group Companies

•

On January 3, 2005, Telecom Italia Media concluded the sale of 100% of Televoice S.p.A., a company operating in the call center and telemarketing and teleselling sector, to Comdata (Altair Group). The agreements for the sale had been finalized in December 2004.

•

On January 24, 2005, Telecom Italia, through its subsidiary Telecom Italia International N.V., signed an agreement with Almendral S.A. (an investment holding company listed on the Santiago stock exchange in Chile, which represents local businesses including the Hurtado Vicuna group and the Matte group) for the sale of its investment in the Chilean company Entel Chile S.A., representing 54.76% of its share capital. The sales price amounts to U.S.$934 million. Closing of the transaction took place on March 29, 2005, after obtaining the necessary authorizations from the pertinent authorities. This transaction fall under the Telecom Italia Group’s strategy to rationalize its international portfolio and focus on areas of strategic interest with growth potential.

•

On March 14, 2005, Telecom Italia Media S.p.A. sold the investment (100%) held in Databank S.p.A. (a company engaged in market research and sector studies) to Centrale dei Bilanci S.r.l. and Cerved Business Information S.p.A., which each acquired a 50% stake in share capital. The sales price was €5 million and is in line with the carrying value in the financial statements of Telecom Italia Media. The transaction falls under the process to rationalize Telecom Italia Media’s asset portfolio which is not considered synergic with its core business.

•

On April 3, 2005, TIM International N.V. (“TIM International”) reached an agreement for the disposal of its 80.87% equity shareholding in TIM Hellas to certain funds advised by Apax Partners and Texas Pacific Group (TPG). The sale price of the transaction is €1,114 million which corresponds to an enterprise value of €1,600 million for 100% of TIM Hellas and is equivalent to approximately €16.43 per share. The transaction was completed on June 15, 2005. An agreement was also signed licensing TIM Hellas to use the TIM brand.

•

On April 26, 2005, Telecom Italia entered into an agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A. (“Finsiel”). The execution of this agreement completed a competitive sale process for the controlling stake held by Telecom Italia in Finsiel and follows a preliminary agreement signed with Almaviva Technologies on February 24, 2005. The transaction is based upon a Finsiel enterprise value of approximately €164 million. After having received approval from the competent authorities, the transaction was completed on June 28, 2005. At the closing Telecom Italia contributed €13.5 million to the capital of Finsiel in connection with the decline in the business of a subsidiary of Finsiel and sold 59.6% of Finsiel’s share capital for approximately €87.0 million. Telecom Italia’s remaining stake (19.9%) will be transferred by the end of 2005, after the exercise of put/call options, at the same price per share, for approximately €29.0 million.

•

On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire the company’s national TV broadcast unit for €115.5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company also holds an authorization for digital broadcasting. On the same date, La7 signed an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total amount of €12 million. The closing of the transactions is subject to, among other things, the approval by the competent authorities.

•

Pursuant to the previously executed acquisition agreement of the parties, on June 27, 2005 Telecom Italia and Tiscali S.p.A. announced the final total price of €248.2 million, or €2.78 per share, for No. 89,322,244 shares, representing 94.89% of the share capital, of Liberty Surf Group S.A. (“Liberty Surf”), a French company whose shares are admitted to trading on compartment B of the Eurolist market of Euronext Paris. This amount is based on a net cash position of €9.6 million of Liberty Surf on a consolidated basis as of May 31, 2005. Subsequently Telecom Italia has acquired additional shares through public tender and expects to acquire all the remaining shares, at the same price per share.

The following table represents the preliminary accounting for the purchase of Liberty Surf group; by the end of 2005 Telecom Italia will complete the fair value analysis of the net assets acquired for such business combination.

(millions of Euro)
Total non-current assets (net of purchased goodwill)	63
Total current assets	68
Total non-current and current liabilities	(120)

Total net assets acquired	11

Percentage acquired: 94.98%

Cash purchase price plus direct acquisition costs	253
Fair value of net assets	(10)

Goodwill	243

•	In the process of rationalizing the Telecom Italia Group internet activities, the following transactions have taken place:

•

on May 30, 2005, Telecom Italia acquired from Telecom Italia Finance the entire stake in the company ISM S.r.l. (which already owned 40% of Finanziaria Web that in its turn it owned 66% of Matrix) for a consideration of €97 million;

•

on June 1, 2005, the company ISM S.r.l. (a wholly owned subsidiary of Telecom Italia), after having received from Telecom Italia a capital contribution of €70 million, acquired from Telecom Italia Media 60% of Finanziaria Web and 0.7% of Matrix for a total consideration of €70 million;

•

on June 1, 2005, Telecom Italia acquired 100% of the share capital of Nuova Tin.it S.r.l., a newly incorporated company to which Telecom Italia Media contributed its business segment Tin.it, for a consideration of €880 million.

After these transactions, Telecom Italia hold, directly and indirectly (through ISM), the full control of the Virgilio’s activities.

As a result of the transactions described above, Telecom Italia Media expects to use the proceeds arising from the sales, as follows:

•	€250 million in the three-year period 2005-2007 for new investments in the media sector; and

•	€550 million for the payout of dividends in 2006.

As a result of the buyback undertaken through a partial voluntary tender offer on Telecom Italia Media’s ordinary and savings shares, Telecom Italia Media bought an aggregate 364,251,922 of its ordinary shares and 6,107,723 of its savings shares, corresponding to approximately 10% of Telecom Italia Media ordinary capital and approximately 10% of its savings capital, for a total consideration of €148 million. Even if the settlement occurred on July 1, 2005, the transaction was already recorded in the consolidated financial statements as of June 30, 2005, in accordance with IFRS.

Such intra-group transaction, which under IFRS represents a transaction between shareholders, gave rise to a difference between the consideration paid and the net asset acquired of €364 million that was deducted from the equity reserves.

Other Investments

•

On March 24, 2005, TIM International N.V. (“TIM International”) finalized with T- Mobile Global Holding the sale of 7.16% of the share capital of C-Mobil (Dutch holding owning 60.8% of T-Mobile CZ) to. This investment corresponds to an indirect interest of 4.35% in T- Mobile CZ, one of the two largest operators in the Czech Republic. The overall value for this operation was €70.5 million.

Year 2004

Group Companies

•

With regard to the numerous disputes pending between TIM International and the other shareholders in Digitel in relation to the absorption of the loss for the year 2002, a settlement agreement was reached in April 2004 wherein TIM International agreed to purchase the holdings of all the other shareholders (corresponding to 32.88% of Digitel’s share capital).

According to the agreement, executed on July 1, 2004, TIM International purchased No. 1,480,562 shares held by the minority shareholders of the Venezuelan company for U.S.$109.6 million. The closing took place after satisfaction of the contractual conditions put into place to protect TIM International and Digitel. As of July 1, 2004, TIM, through TIM International, held 100% of the shares of the Venezuelan mobile operator.

In November 2004, a memorandum of understanding was signed with CANTV (Compañia Anónima Nacional Teléfonos de Venezuela) for the sale of 100% of the share capital of the company. Closing of the transaction was subject to the execution of final agreements and obtaining the necessary authorizations from the applicable Venezuelan authorities.

On May 5, 2005, the Venezuelan telecommunications authority, the CONATEL, decided not to grant the authorization for the sale of 100% of the share capital of Corporacion Digitel C.A. (“Corporacion Digitel”) by TIM International to the national operator CANTV, announced in November 2004. Following such decision, and following a negative legal opinion provided by the local legal counsel concerning the feasibility of a judicial or administrative review of the

CONATEL’s decision, TIM International, in accordance with the termination provisions of the Stock Purchase Agreement signed on November 21, 2004, has sent a termination notice to CANTV in order to finally terminate, between the parties, the Stock Purchase Agreement and all the agreements related thereto. However, Telecom Italia continues to intend to sell Corporacion Digitel. Since Corporacion Digitel is not a nationwide operator, it does not fit the Telecom Italia Group’s strategy of focusing its international activities on operations with a national footprint. Telecom Italia has given a leading investment bank the mandate to continue to find new potential buyers for Corporacion Digitel. Telecom Italia has received proposals showing interest in buying Corporacion Digitel. As a result of the ongoing activities related to the disposal of the Venezuelan asset, Corporacion Digitel continues to be treated as discontinued operations for accounting purposes.

•

In June 2004, an agreement was reached to settle the dispute concerning the framework agreement signed on September 20, 2000 between Seat Pagine Gialle S.p.A. (now Telecom Italia Media S.p.A.) and its subsidiaries and the companies in the De Agostini group, regarding, among other things, the purchase of the remaining 40% of Finanziaria Web (which already held a 66% stake in Matrix, owner of the Virgilio portal).

Based on the agreement reached in 2004, De Agostini Invest transferred its remaining investment in Finanziaria Web to Telecom Italia Media for consideration of €287 million, in lieu of the original price of €700 million. In addition to this amount, €38 million was paid to reimburse De Agostini Invest for expenses sustained to cover losses and recapitalize Finanziaria Web since July 2001.

Telecom Italia, in accordance with the commitment undertaken in 2003 when control was relinquished in Nuova Seat Pagine Gialle (the beneficiary company of the partial spin-off of Seat Pagine Gialle S.p.A., now Telecom Italia Media) to ensure that Telecom Italia Media would have the resources necessary to meet its liabilities and commitments existing at the date the spin-off took effect, made a loan of €280 million to the company on June 28, 2004 at market rates.

Two additional transactions were entered into by Telecom Italia Media that are related to this transaction in order to improve its financial position:

•

sale of the investment in Finanziaria Web purchased from De Agostini Invest, carried out on July 9, 2004, to Vertico (at that time a wholly-owned subsidiary of Telecom Italia, and subsequently merged into ISM S.r.l. and an owner of 33.3% of Matrix share capital) for a price of €42.6 million. At that time, this sale allowed Telecom Italia Media to reduce its financial exposure with Telecom Italia while maintaining control over Matrix and to consolidate its cooperation with Telecom Italia in Internet activities;

•

share capital increase against payment with option rights for a total amount (including additional paid-in capital) of €120 million approved by the Extraordinary Shareholders’ Meeting on September 10, 2004 and entirely subscribed to during the rights offer period (October 11 – 29, 2004) and during the offer period on the stock market for the remaining unopted rights (November 8 – 12, 2004).

Telecom Italia subscribed to its share of the capital increase of No. 352,692,582 new ordinary shares, for approximately €74 million, equal to 62.50% of all ordinary shares offered, and No. 30,239 new savings shares, for approximately €0.5 million, equal to 0.32% of all savings shares offered.

•

On July 15, 2004, after approval by the Antitrust Authority, IT Telecom S.p.A., at the time 100%-controlled by Telecom Italia and subsequently merged into Telecom Italia, sold to Value Partners S.p.A. for €43 million its 69.8% stake held in Webegg S.p.A.. The remaining 30.2% interest is held by Finsiel. The transaction calls for Finsiel to retain its investment in Webegg and reciprocal sale and purchase options will be recognized between Finsiel and Value Partners.

•

On July 19, 2004, the Boards of Directors of Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., both controlled by TIM Brasil, approved the plan for the merger of Tele Nordeste Celular Participações S.A. into Tele Celular Sul Participações S.A..

On August 19, and August 30, 2004, Tele Nordeste Celular Participações and Tele Celular Sul Participações, respectively, held their Extraordinary General Shareholders’ Meetings which approved the merger. At the same time, Tele Celular Sul Participações changed its company name to TIM Participações S.A..

On October 4, 2004, the withdrawal rights granted to minority shareholders expired. In all, 15 shareholders exercised that right for a total of No. 158,567 ordinary shares equal to 0.0001%. At the conclusion of this transaction, TIM Brasil, owned 23.73% of the capital of TIM Participações S.A..

Investments in Affiliated Companies

•

On February 19, 2004, the merger of Is TIM and Aycell was finalized. The transaction was effected by contributing the assets and liabilities of Is TIM and Aycell to TT&TIM (now owned 40% by TIM International, 40% by Turk Telekom and 20% by the Is Bank group). As of October 5, 2004 TT&TIM was renamed Avea I.H.A.S..

•	On September 28, 2004, Telecom Italia sold its 19.9% interest in Sky Italia to the NewsCorp group for €88 million.

•	On December 21, 2004, Mirror International Holding S.a.r.l. bought back the 30% of its capital held by Telecom Italia for €73 million and repaid a loan of €2 million.

Other Investments

•

On January 21, 2004, Telecom Italia International N.V. signed a Private Placement agreement under which it sold, on January 27, 2004, its entire remaining 14.78% investment in the share capital of Telekom Austria for a total net value of €768 million.

•	During the period June-August 2004, Telecom Italia S.p.A. sold all No. 812,086 shares held in Pirelli & C. Real Estate S.p.A. for total cash proceeds of €24 million.

NOTE 2—REGULATION

The legal framework for the regulation of the telecommunications sector in Italy was substantially revised in 2003 with the incorporation of the EU Directives of the “review” package (the “Framework directive” together with three others on “Access”, “Authorization” and “Universal Service”, collectively referred to as the “Code”). In this regard, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of telecommunications. Furthermore, the European Commission published recommendations on important product and services markets in electronic communications, as well as guidelines for market analysis and the evaluation of significant market power.

The main characteristics of the Code are as follows:

•	redefinition of the concept of “significant market power” and of the threshold for imposing obligations on certain operators, with the introduction of market analysis;

•	the introduction of the term “electronic communication services and networks” (a broader term which now encompasses the term “telecommunications”);

•	“electronic communication services and networks” can now be provided pursuant to a “general authorization”;

•

more flexibility by national regulatory authorities to select which access and interconnection obligations to impose on operators notified as having “significant market power” in a relevant market; and

•	redefinition of certain measures relating to retail price regulation and extension of number portability to mobile operators.

Moreover, the EU Directives (and other EU-related regulatory interpretations and recommendations) as implemented by the Code provide for guidelines on market analysis and calculation of “significant market power” and identify 18 markets at retail and wholesale level where such analyses and identification shall be conducted. According to the Code, the Italian National Regulatory Authority will have to conduct a new evaluation of the operators having “significant market power” and propose applicable remedies. The market analyses and the application of the related remedies for each of the eighteen markets are not likely to be completed before the second half of 2005.

Within the authority allowed by EU law, the Code also provides for the following:

•	allows the trading of the rights of use of frequencies among operators, offering the same type of services;

•	excludes from the category of universal service (and its related obligations), the provision of directory information services;

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which discipline the installation of networks; and

•

redefines the assignment of roles and responsibilities among the Italian Ministry of Communications and the National Regulatory Authority mainly by assigning to the Ministry of Communications the task of supervising the authorization process and compliance with the universal service obligations and to the National Regulatory Authority the task of conducting market analyses and proposing remedies.

NOTE 3—ACCOUNTING POLICIES

CONSOLIDATION

In the preparation of the consolidated financial statements assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and minority shareholders’ interests in the net equity and in net result for the period are disclosed separately under appropriate captions, respectively, in consolidated shareholders’ equity and consolidated statement of operations.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding portion of equity in each subsidiary, including, if any, the adjustments to fair value at the acquisition date; any resulting difference should be treated as goodwill and so recognized, in accordance with IFRS 3, as stated below.

All significant intra-group balances and transactions, and any unrealized gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

All assets and liabilities of foreign consolidated subsidiaries are translated using the exchange rates in effect at the balance sheet date (the current method). Income and expenses are translated at the average exchange rate of the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange have been used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

In the context of IFRS First-time adoption, the cumulative translation differences arising from the consolidation of foreign subsidiaries was set at nil, as allowed by IFRS 1; therefore, only accumulated translation differences generated and recorded after January 1, 2004 will be included in the determination of gains or losses arising from the disposal of such foreign subsidiaries, if any.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the period-end exchange rate.

In the case in which the financial statements of a subsidiary used for consolidation purposes are prepared at a different date with respect to that of the parent company, adjustments should be made to these financial statements in order to reflect the effects of significant transactions or events that occurred between the date of the subsidiary’s financial statements and the date of the parent company’s financial statements.

If losses attributable to minority shareholders in a consolidated subsidiary exceed the minority interest in the subsidiary’s equity, the excess, and any further losses attributable to the minority shareholders, are allocated against the interest attributable to the parent company except to the extent that the minority shareholders have a binding obligation and are able to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the majority shareholders (parent company) until the minority’s share of losses previously absorbed by the parent company has been recovered.

The consolidated financial statements include the Group’s share in the earnings of associated companies on an equity accounted basis, from the date that significant influence commences until the date that such influence ceases. When the Group’s share of losses of an associated company, if any, exceeds the carrying amount of the related investment on the Group’s balance sheet, the carrying amount of the investment is reduced to zero and further losses are not recognized except to the extent that the Group has incurred obligations in respect of the associated company. Unrealized gains and losses arising from transactions with associated companies are eliminated to the extent of the Group’s interest in those entities.

INTANGIBLE ASSETS

Goodwill

In the case of acquisition of control in enterprises, the acquired identifiable assets, liabilities and contingent liabilities (including minority interests) are recorded at fair value at the date of acquisition. The positive difference between the cost of the business combination and the Group’s interest in the fair value of those assets and liabilities is classified as goodwill and recorded in the balance sheet as an intangible asset. If this difference is negative (“negative goodwill”), it is recognized in the statement of operations at the time of acquisition.

In the case of acquisitions of minority stakes of controlled companies the positive difference between the acquisition cost and the carrying value of assets and liabilities acquired is recognized as goodwill.

Goodwill is originally recorded at cost and it is subsequently reduced only for accumulated impairment losses.

In accordance with IAS 36 (Impairment of Assets), goodwill is tested for impairment annually, or more frequently if specific events or changes in circumstances indicate that it might be impaired.

In the context of IFRS First-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to the business combinations that occurred before January 1, 2004; as a consequence, goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, subject to being tested for impairment at that date and except for possible effects arising from the application of the new standards.

Research and development costs

Research costs are charged to the statement of operations in the period in which they are incurred.

Costs incurred internally for the development of new products and services represent, depending on the case, intangible assets (mainly costs for software) or tangible assets and are recorded as an asset only if all the following conditions are met and demonstrated: the existence of the technical feasibility and the intention of completing the asset so that it will be available for use or sale, the existence of the ability of the Group to use or sell the asset, the existence of a market for the output of the asset or the usefulness of the asset if it is to be used internally, the availability of adequate technical and financial resources to complete the development and the sale or the internal use of the output of the asset (related products and services), the existence of the ability of the Group to measure reliably the expenditure attributable to the asset during the development phase.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process.

Capitalized development costs are amortized on a systematic basis from the start of production over the estimated product or service life.

Other intangible assets

Other purchased or internally-generated intangible assets are recognized as assets in accordance with IAS 38 (Intangible assets), where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are recorded at purchase or manufacturing cost, or, for those assets existing at the transition date (January 1, 2004), at the deemed cost which for certain assets it is represented by the revalued cost, and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives. Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually or more frequently, whenever there is an indication that the asset may be impaired.

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned are stated at acquisition or production cost or, for those assets existing at the transition date (January 1, 2004), at the deemed cost which for some assets it is represented by the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures (including interest expenses directly attributable to the acquisition or construction of the asset) are expensed as incurred.

The initial cost also includes the expected costs of decommissioning the asset and restoring the site. The corresponding liability is recognized, in the period in which it arises, in a balance sheet provision among the Provisions for future risks and charges, at market value (fair value); such capitalized costs are charged to the statement of operations over the useful life of the related tangible assets through the depreciation process.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets, as follows:

Depreciation rates
Buildings (*)	3% - 7%
Telecommunication systems and equipment	3% - 33%
Machinery and installations	20% - 33%
Industrial and commercial equipment	15% - 25%
Other tangible assets	6% - 33%

(*)	Land, including the portions on which buildings are built, are not depreciated.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including the amount to be paid to exercise the favourable purchase option. The corresponding liability to the lessor is included in the balance sheet as a financial debt.

Furthermore, the gains realized on the sale and lease-back transactions that are recorded under the finance method provided by IAS 17 are deferred over the period of the related contract.

Assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Operating lease expenditures are charged to the statement of operations over the lease terms.

IMPAIRMENT OF ASSETS

The Group reviews, at least annually, recoverability of the carrying amount of Intangible assets, Property, plant and equipment owned and Assets held under finance leases in order to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. An intangible asset with an indefinite useful life (goodwill included) is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount of an asset is the higher of fair value less disposal costs and its value in use. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount. Where an impairment loss on assets other than goodwill subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized as income immediately.

FINANCIAL INSTRUMENTS

In the context of IFRS First-time adoption the Group chose to anticipate the adoption of IAS 32 (Financial instruments: disclosure and presentation) and IAS 39 (Financial instruments: recognition and measurement) at January 1, 2004 instead of starting from the financial statements for the year beginning January 1, 2005. Furthermore, as allowed by IFRS 1, the designation of financial instruments as a financial asset “at fair value through profit or loss” or “available for sale” and a financial liability valued at “fair value through profit or loss” has been carried out at the transition date (January 1, 2004) instead of at the date of initial recognition.

Finally, as permitted by IFRS 1, if certain non-derivative financial assets and/or liabilities pertaining to transactions that occurred before January 1, 2004 have been derecognized in accordance with previous accounting policies; those assets and/or liabilities do not have to be recognized (and therefore re-recognized in the financial statements) in accordance with IAS 39, except in cases in which the information needed to apply IAS 39 to assets and/or liabilities derecognized as a result of past transactions was available at the time of initially accounting for those transactions. The Telecom Italia Group has taken advantage of such option and is applying the “derecognition of non-derivative financial assets/liabilities” retrospectively from January 1, 2003. As a consequence, the accounts receivables sold and derecognized during the year 2003 which did not meet the conditions required by IAS 39 for the derecognition have been re-recognized as assets together with the recognition of a financial liability.

Equity investments other than those in subsidiaries, associated companies and joint ventures

Investments in other companies (normally below 20% shareholding levels) are classified upon the acquisition as “assets available for sale” or “assets valued at fair value through profit or loss” among current or non current assets.

Such investments are valued at fair value or at cost in case of unlisted companies or investments whose fair value is not reliable or cannot be determined reliably, adjusted by the impairment losses, as required by IAS 39.

Changes in fair value of equity investments classified as available for sale are recognized in a specific equity reserve (Reserve for fair value adjustments) until the financial asset is disposed of or impaired; at that moment accumulated gains and losses are reversed to the statement of operations of the period.

Changes of fair value of equity investments classified as assets valued at fair value through profit or loss are directly recognized in the statement of operations.

Securities other than equity investments

Securities other than equity investments classified as non current assets are those held to maturity; they are recognized on the basis of the trading date and, on initial recognition, are measured at acquisition cost, including transaction costs; subsequently, they are measured at amortized cost.

The amortized cost is represented by the initial amount of the financial instrument net of repayments of principal already received, adjusted (up or down) on the basis of the “amortization” (using the effective interest method) of any differences between the initial amount and the maturity amount, less any write-down for impairment or uncollectability.

Securities other than equity investments classified as current assets are included in the following categories:

•	held to maturity: measured at amortized cost;

•	held for trading: measured at fair value through profit or loss;

•	available for sale: measured at fair value with the relevant contra items classified in a specific equity reserve.

When market prices are not available, the fair value of financial instruments is measured using appropriate valuation techniques e.g. discounted cash flow analysis based on market information available at the balance sheet date.

The increase/decrease in value of securities other than equity investments classified as available for sale is directly recognized in a specific equity reserve (Reserve for fair value adjustments) until the financial asset is disposed of or impaired; at that moment accumulated gains and losses are reversed to the statement of operations of the period.

Receivables and Loans

Receivables generated by the Group and loans classified both as non current and current assets are measured at amortized cost.

Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates, are discounted using market rates.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value whose original maturity or the residual maturity at the purchase date does not exceed 90 days.

Impairment of financial assets

Assessments are made regularly as to whether if there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the statement of operations of the period.

Financial liabilities

Financial liabilities include financial debt (including advances received on sales of accounts receivable) and other financial liabilities such as derivatives and financial lease obligations.

Financial liabilities other than derivatives are initially recognized at fair value plus transaction costs; subsequently they are measured at amortized cost. The amortized cost is represented by the initial amount of the financial instrument net of repayments of principal already made, adjusted (up or down) on the basis of the “amortization” (using the effective interest method) of any differences between the initial amount and the maturity amount.

Compound financial instruments represented by bonds convertible into shares of the issuer (convertible bonds) are recognized by splitting the liability portion and the call option: the liability portion is recognized among the financial liabilities applying the amortized cost method while the call option value, computed as difference between the liability portion and the nominal value of the financial instrument, is classified in a specific equity reserve (Other equity instruments).

Compound financial instruments represented by bonds exchangeable with shares of entities other than the issuer (exchangeable bonds) are recognized by splitting the liability portion and the call option: the liability portion is recognized among the financial liabilities applying the amortized cost method while the call option value is classified as a written option among the financial liabilities and measured at fair value; gains and losses arising from the changes in fair value are recognized in the statement of operations at each reporting date.

Financial liabilities hedged by derivative instruments aiming at managing the exposure to changes in fair value of the liabilities are measured at fair value in accordance with hedge accounting principles provided by IAS 39; gains and losses arising from re-measurement at fair value, to the extent of the effective hedged portion, due to changes in relevant hedged risk, are recognized in the statement of operations and are offset by the effective portion of the loss or gain arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments aiming at managing the exposure to variability in cash flows are measured at amortized cost in accordance with hedge accounting principles provided by IAS 39.

Derivative financial instruments

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when: a) at the inception of the hedge there is formal designation and documentation of the hedging relationship; b) the hedge is expected to be highly effective; c) its effectiveness can be reliably measured; and d) it is highly effective throughout the financial reporting periods for which the hedge is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the statement of operations. The gain or loss on the hedged item, to the extent of the portion attributable to the hedged risk, adjusts the carrying amount of the hedged item and is recognized in the statement of operations.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for fair value adjustments of the hedging instruments). The cumulative gain or loss is removed from equity and recognized in the statement of operations at the same time as the hedged transaction affects the statement of operations. The gain or loss associated with that part of a hedge that has become ineffective is recognized in the statement of operations immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss remains in equity reserve and will be reversed to the statement of operations at the same time the related transaction will occur. If the hedged transaction is no longer probable, the cumulative unrealized gains or losses included in equity reserve are immediately recognized in the statement of operations.

If the hedge accounting cannot be applied, the gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the statement of operations.

SALES OF RECEIVABLES

The Telecom Italia Group sells a significant part of its receivables through either securitization programs or factoring transactions.

Through a securitization transaction Telecom Italia sells without recourse a portfolio of trade receivables to TISV S.r.l., a Special Purpose Entity (SPE). This SPE finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). The price for this transaction, equal to the nominal value of the receivables, less a discount which takes into account the expenses that the vehicle must bear, is paid to Telecom Italia partly as an advanced purchase price, at the time of sale, and partly as a deferred purchase price. The deferred portion, which constitutes the credit enhancement under the Program, is paid to the assignor each time new receivables are sold, subject to the collection of the receivables, and is calculated by the rating agencies on the basis of pre-established estimates of the collection times and the amounts of the credit notes that will eventually be issued. Such estimates, and therefore also the deferred purchase price, are adjusted monthly on the basis of the effective performance of the receivables. In regards to the risk of uncollectability, Telecom Italia is responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the deferred purchase price. The vehicle absorbs any uncollected amounts over the deferred purchase price.

Consequently, in accordance with SIC 12 (Consolidation - Special Purpose Entities (SPE)) TISV is included in the scope of consolidation, because the exposure by the seller to the risk of uncollectability of the deferred purchase price entails its control in substance over the SPE.

Furthermore, the Telecom Italia Group carried out some factoring transactions with or without recourse; in particular, certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the cash flows arising from the receivables sold. These kinds of transactions do not meet IAS 39 requirements for assets derecognition, since risks and rewards have not been substantially transferred.

Consequently, all receivables sold through both securitization and factoring transactions which do not meet IAS 39 derecognition requirements are reflected in the Group financial statements, although they have been legally sold; a corresponding financial liability is recorded in the consolidated financial statements. Gains and losses relating to the sale of such assets are not recognized until the assets are removed from the Group consolidated balance sheet.

RECEIVABLES FOR CONSTRUCTION CONTRACTS

Construction contracts, relating to contracts of both less and more than 12 months, are recognized in accordance with the stage of completion and classified as receivables among current assets. Eventual losses on such contracts are fully recorded in the statement of operations when they become known.

INVENTORY

Inventories of raw materials, semi-finished goods, work in progress and finished goods are valued at the lower of cost or market, cost being determined on a weighted average cost (by single movement) basis. The valuation of inventories includes the direct costs of materials, labor and indirect production costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

DISCONTINUED OPERATIONS

Assets held for sale include assets (or groups of assets to be disposed of) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets held for sale are measured at the lower of their carrying amount and fair value less disposal costs.

In accordance with IFRS standards, the statement of operation and the balance sheet figures relating to discontinued operations are presented as follows:

•	in two captions on the balance sheet: Assets held for sale and Liabilities relating to assets held for sale; and

•	in one caption on the statement of operations: Net income (loss) from discontinued operations.

EMPLOYEE BENEFITS

Reserve for severance indemnities

The Reserve for severance indemnities, to be applied by the Italian companies in accordance with Law No. 297/1982, is considered a defined benefit plan and it is based, among other things, on employees’ years of service and remuneration earned by the employee during a pre-determined period.

The Reserve for severance indemnities is determined by independent actuaries using the “Projected Unit Credit” method. In the context of IFRS first-time adoption and in the subsequent years the Group has elected to recognize all cumulative actuarial gains and losses.

The expense related to the reversal of discounting on the Reserve for severance indemnities is included under the statement of operations item Personnel cost.

Equity compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock options) which are accounted for in accordance with IFRS 2 (Share-based Payment).

Specifically, employee stock options are measured at fair value at the grant date using models that take account of factors and elements applicable at the time of assignment (option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests after a certain period of time and/or upon attainment of certain performance conditions, the total stock option amount must be apportioned pro-rata temporis over the vesting period and recorded in equity under “Other equity instruments”, with a counter-entry in the statement of operations item Personnel cost (given that this is a non-monetary consideration intended to enhance employee loyalty and provide an incentive to improve business performance).

At the end of each reporting period, the previously determined fair value of each option is not restated or updated, but maintained in equity; however, the Group reviews the estimated number of options that will vest until expiry (and therefore the number of employees who will have exercise rights, for example because they remain in the company throughout the vesting period). The estimate variation must be deducted from “Other equity instruments” with a counter-entry in the statement of operations item Personnel cost.

When the option expires, the amount reflected in Other equity instruments are reclassified as follows: the portion relating to exercised options is reclassified to the Share premium reserve and the portion relating to non-exercised options is reclassified under Retained earnings (accumulated losses), including profit or loss for the period.

Provisions of IFRS 2 were applied prospectively from January 1, 2005 (and, that is, to all equity instrument assignments made after that date). The application of IFRS 2 beginning January 1, 2004 (the transition date), however, would have had no effect.

RESERVES FOR FUTURE RISKS AND CHARGES

The Group records provisions when it has an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group resources will be required to satisfy the obligation and a reliable estimate of the amount can be made.

Changes in estimates are reflected in the statement of operations in the period in which the change occur.

TREASURY SHARES

Treasury shares are reported as a deduction from shareholders’ equity. In particular, the nominal value of treasury shares is reported as a deduction from the Share capital issued while the exceeding portion of cost at acquisition over the nominal value is reported as a reduction of the Other reserves.

Subsequent sales, if any, of treasury shares are recorded as movements in shareholders’ equity.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the statement of operations.

REVENUE RECOGNITION

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenues can be reliably measured. Revenues are stated net of discounts, allowances, and returns. Traffic revenues are reported gross of the amounts due to other TLC operators.

Revenues from services rendered are recognized by reference to the stage of completion of the transaction and only when the outcome of the transaction can be estimated reliably.

Revenues from the activation of telephone services, from the recharge of prepaid cards, as well as the related costs, are deferred over the expected duration of the relationship with the customer (principally 8 years for retail customers and 3 years for wholesale customers).

Revenues from construction contracts are recognized by reference to the stage of completion method.

TAXES

Income taxes include all taxes based upon the taxable income of the companies of the Group.

Income taxes are recognized in the statement of operations except to the extent that they relate to items directly charged or credited to equity, in which case the related income tax effect is recognized in equity. Provisions for income taxes that could arise on the remittance of a subsidiary retained earnings are only made where there is a current intention to remit such earnings. Other taxes, other than income taxes, such as property taxes and capital taxes, are included within operating expenses.

Deferred tax liabilities/assets are determined by using the full liability method. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying values in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Deferred income tax assets relating to the carry-forward of unused tax losses and tax credits are recognized to the extent that it is probable that future profits be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes levied by the same taxing authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In the six-month consolidated financial statements, the current income taxes of the individual consolidated companies, recorded net of advances and tax credits, along with deferred/prepaid taxes, are conventionally recorded in the “Reserve for taxes”.

Income taxes of individual consolidated companies for the six-month period are calculated according to the best possible estimate based on available information and upon a reasonable estimate of performance for the year up to the end of the tax period.

DIVIDENDS

Dividends payable are reported as a movement in shareholders’ equity in the period in which they are approved by the shareholders’ meeting.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. The Group net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

Use of estimates

The preparation of consolidated financial statements and related disclosures that conform to International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates are used in many areas, including accounting for bad debt provisions on accounts receivables, inventory obsolescence, depreciation and amortization, asset impairment, employee benefits, taxes, restructuring reserves, provisions and contingencies. Estimates and assumptions are reviewed periodically and the effects of any changes are reflected immediately in the statement of operations.

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS WITH AN INDEFINITE LIFE

Goodwill and other intangible assets with an indefinite life increased from €26,814 million as of December 31, 2004 to €44,105 million as of June 30, 2005.

The increase of €17,291 million is mainly due to the following transactions:

•	€11,804 million relating to the purchase of TIM ordinary and savings shares through a cash tender offer and on the market;

•	€4,850 million for the share exchange of TIM ordinary and savings shares following the merger in Telecom Italia;

•

€407 million (exchange rate effect included) relating to the purchase of TIM Sul S.A.’s and TIM Nordeste Telecomunicacoes S.A.’s shares from the minority shareholders and the purchase on the market of ordinary shares of TIM Participaçoes S.A. by its controlling company TIM Brasil;

•	€243 million relating to the purchase of the 94.89% of Liberty Surf Group S.A.;

•	€17 million relating to the purchase of Telecom Italia Media shares through cash tender offer; and

•	€1 million relating to the purchase of the 100% of Rits Tele.Com.B.V. by BBNED N.V..

Goodwill paid for the purchase of consolidated companies was allocated to Cash Generating Units in accordance with IAS 36. A breakdown of goodwill by Business Unit is presented below:

	As of December 31, 2004	Increases	Decreases	Differences in exchange rates	As of June 30, 2005
	(Unaudited)
	(millions of Euro)
Wireline	15,112	244	—	—	15,356
Mobile	11,496	17,005	(25)	56	28,532
Media	200	17	(6)	—	211
Olivetti	6	—	—	—	6

Total	26,814	17,266	(31)	56	44,105

In particular the allocation of goodwill was made based on the following assumptions:

•	Wireline Business Unit was considered in its entirety because the international activities are strictly connected with the domestic wireline businesses; and

•

Mobile Business Unit was divided by national and international activities. Furthermore, the international mobile activities were divided by geographic location (Brazil and Turkey). Therefore, goodwill allocated to the Mobile Business Unit at June 30, 2005 amounted to €28,532 million and was related to Tim Italia (€26,946 million), TIM Brasil (€1,383 million) and Avea (€203 million).

Goodwill did not include those related to discontinued operations/assets held for sale that, as of June 30, 2005, were related only to Corporacion Digitel Venezuela (€158 million). As of December 31, 2004, goodwill related to discontinued operations/assets held for sale amounted to €807 million and was related to Entel Chile, TIM Hellas and Digitel Venezuela.

Impairments of goodwill didn’t occur during the first half of 2005; in the first half of 2004 write-down of goodwill amounted to €282 million and was related to goodwill recorded for the purchase of the 40% stake in Finanziaria Web as a result of the agreement between Telecom Italia Media and De Agostini group.

Write-downs are recorded in the statement of operations under operating expenses.

NOTE 5—INTANGIBLE ASSETS WITH A FINITE LIFE

Intangible assets with a finite life increased from €6,456 million as of December 31, 2004 to €6,598 million as of June 30, 2005.

	As of December 31, 2004	Investments	Amortizations	Impairments/Reversals	Disposals	Differences in exchange rates	Other changes	As of June 30, 2005
	(Unaudited)
	(millions of Euro)
Industrial patents and intellectual property rights	2,435	—	(643)	(10)	—	80	726	2,588
Licenses, trademarks and similar rights	3,286	—	(120)	—	(3)	181	57	3,401
Work in progress and advances to suppliers	690	668	—	—	—	15	(814)	559
Other	45	—	(9)	—	—	1	13	50

Total	6,456	668	(772)	(10)	(3)	277	(18)	6,598

The investments in intangibles of the consolidated companies are managed through specific work orders and recorded in the “Work in progress and advances to suppliers” item and then reclassified in the appropriate items.

Industrial patents and intellectual property rights consist almost entirely of applications software purchased outright and user licenses for an indefinite time period. Industrial patents and intellectual property rights are primarily attributable to the Wireline Business Unit (€1,279 million) and Mobile Business Unit (€1,135 million).

Licenses, trademarks and similar rights are primarily attributable to the Mobile Business Unit (€3,077 million), mainly due to the remaining unamortized cost of UMTS and PCS licenses, and to the Wireline Business Unit (€267 million) principally for Indefeasible Rights of Use (IRU).

In the first half of 2005, write-downs, net of impairment reversals (€1 million), were equal to €11 million (€1 million in the first half of 2004) mainly due to Maxitel. Write-downs are recorded in the statement of operations under operating expenses.

NOTE 6—TANGIBLE ASSETS (OWNED AND LEASED)

Property, plant and equipment owned

Property, plant and equipment owned increased from €16,428 million as of December 31, 2004 to €16,749 million as of June 30, 2005 mainly as a result of the balance between investments and depreciation for the period, as well as the effect of exchange rate fluctuations. Property, plant and equipment owned are detailed as follows:

	As of December 31, 2004			As of June 30, 2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(Unaudited) (millions of Euro)
Land	210	—	210	216	—	216
Civil and industrial buildings	2,789	1,538	1,251	2,833	1,593	1,240
Plant and equipment	57,065	43,998	13,067	57,933	45,013	12,920
Manufacturing and distribution equipments	712	655	57	723	663	60
Aircrafts and ships	133	78	55	133	84	49
Other	3,307	2,435	872	3,708	2,659	1,049
Construction in progress and advances to suppliers	916	—	916	1,215	—	1,215

Total	65,132	48,704	16,428	66,761	50,012	16,749

An analysis of movements in property, plant and equipment owned is as follows:

	As of December 31, 2004	Investments	Depreciations	Disposals	Differences in exchange rates	Other changes	As of June 30, 2005
	(Unaudited) (millions of Euro)
Land	210	—	—	—	1	5	216
Civil and industrial buildings	1,251	—	(53)	(1)	16	27	1,240
Plant and equipment	13,067	—	(1,445)	(3)	332	967	12,920
Manufacturing and distribution equipments	57	—	(15)	—	—	18	60
Aircrafts and ships	55	—	(6)	—	—	—	49
Other	872	—	(163)	(2)	89	253	1,049
Construction in progress and advances to suppliers	916	1,465	—	—	48	(1,214)	1,215

Total	16,428	1,465	(1,682)	(6)	486	57	16,749

The investments in tangible assets of the consolidated companies are managed through specific work orders and recorded in the “Construction in progress and advances to suppliers” item and then reclassified in the appropriate items.

During the first half of 2005, write-downs were nil, while in the first half of 2004 they were equal to €1 million.

Assets held under finance leases

Assets held under finance leases increased from €1,581 million as of December 31, 2004 to €1,603 million as of June 30, 2005. Assets held under finance leases are detailed as follows:

	As of December 31, 2004			As of June 30, 2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(Unaudited) (millions of Euro)
Civil and industrial buildings	1,806	307	1,499	1,818	345	1,473
Plant and equipment	117	58	59	155	79	76
Aircrafts and ships	30	13	17	30	14	16
Other	20	14	6	8	6	2
Construction in progress and advances to suppliers	—	—	—	36	—	36

Total	1,973	392	1,581	2,047	444	1,603

An analysis of movements in assets held under finance leases is as follows:

	As of December 31, 2004	Investments	Depreciations	Disposals	Other changes	As of June 30, 2005
	(Unaudited) (millions of Euro)
Civil and industrial buildings	1,499	—	(47)	—	21	1,473
Plant and equipment	59	—	(17)	(4)	38	76
Aircrafts and ships	17	—	(1)	—	—	16
Other	6	—	(1)	—	(3)	2
Construction in progress and advances to suppliers	—	48	—	—	(12)	36

Total	1,581	48	(66)	(4)	44	1,603

The investments in tangible assets of the consolidated companies are managed through specific work orders and recorded in the “Construction in progress and advances to suppliers” item and then reclassified in the appropriate items.

Civil and industrial buildings under finance leases include:

•	property sold and leased-back under finance lease contracts for €1,246 million, whose present value is €2,009 million;

•	property purchased under finance lease contracts for €94 million, whose present value is €62 million; and

•	leasehold improvements on the above properties for €133 million.

***

Investments in tangible assets (owned and leased) amounted to €1,513 million (€1,242 million in the six months ended June 30, 2004). A detail of investments in tangible assets (owned and leased) by segment is as follows:

	Six months ended June 30,
	2004	2005
	(Unaudited) (millions of Euro)
Wireline	717	1,058
Mobile	398	365
Media	3	6
Olivetti	7	8
Other activities	127	84
Adjustments and eliminations	(10)	(8)

Total	1,242	1,513

NOTE 7—OTHER NON-CURRENT ASSETS

Other non-current assets increased from €2,294 million as of December 31, 2004 to €2,813 million as of June 30, 2005. Other non-current assets are detailed as follows:

		As of
		December 31, 2004	June 30, 2005
		(Unaudited) (millions of Euro)
Equity investments in:
Affiliated companies by the equity method		585	882
Other companies		468	423

	(a)	1,053	1,305

Securities and financial receivables:
• Securities other than equity investments		7	6
• Financial receivables and other non-current financial assets		438	671

	(b)	445	677

Miscellaneous receivables and other non-current assets:
• Miscellaneous receivables		296	327
• Medium/long-term prepaid expenses		500	504

	(c)	796	831

	(d=a+b+c)	2,294	2,813

Equity investments in affiliated companies valued by the equity method (€882 million as of June 30, 2005 compared to €585 million as of December 31, 2004) increased by €297 million compared to December 31, 2004 as a result of the following:

	As of December 31, 2004	Additions	Disposal / reimbursements of capital	Valuation using equity method(*)	Reclassifications and other changes	As of June 30, 2005
	(Unaudited) (millions of Euro)
Avea I.H.A.S.	—	122	—	(95)	—	27
Brasil Telecom Participações	—	—	—	(4)	17	13
Etec S.A.	290	—	—	62	—	352
Italtel Holding	32	—	—	7	—	39
Solpart Participações	—	—	(23)	142	95	214
Tiglio I	153	—	(9)	(5)	—	139
Tiglio II	60	—	—	—	—	60
Other	50	—	(5)	(7)	—	38

Total	585	122	(37)	100	112	882

(*)	Includes the share of earnings or losses for the period and adjustments on the translation of foreign currency financial statements.

Such increase was mainly due to the restoration of the accounting by using the equity method for the investments in Solpart Participações and Brasil Telecom Participações (previously included in equity investments in other companies item) and the capital increases in Avea. These increases were partially offset by the share of losses of equity investments in associates accounted for by the equity method incurred in the first half of 2005 of €15 million, mainly as a result of the balance between Avea (a loss of €95 million), Solpart (an income of €64 million) and Etec S.A. (an income of €19 million).

At December 31, 2004, the carrying value of the affiliated company Avea was maintained at a nil, because the merger of Aria—Is TIM and Aycell which was finalized in 2004 through the contribution of the assets and liabilities of Aria—Is TIM and Aycell to TT&TIM (renamed Avea I.H.A.S.) was recorded at the pre-existing carrying values of zero.

Following the agreements signed on April 28, 2005, Telecom Italia has reinstated its governance rights in Solpart Participações and Brasil Telecom Participações, temporarily suspended from August 2002, resuming its role in the management of the companies; therefore as of June 30, 2005 such companies were valued by the equity method.

The investments in Etec S.A. Cuba includes the residual amount of goodwill (€94 million) rose from the acquisition.

The investment held in Sofora Telecomunicaciones S.A. was maintained at the previous carrying value of zero. In the previous years such investment showed a nil balance due to the negative effects on shareholders’ equity in relation to the evolution of the economic situation in Argentina which caused significant exchange differences after parity between the Argentine peso and the U.S. dollar was abandoned.

A list of the companies valued by using the equity method is provided in Note 33 (d).

Equity investments in other companies decreased by €45 million (from €468 million as of December 31, 2004 to €423 million as of June 30, 2005) mainly due to the reclassification of Solpart and Brasil Telecom to equity investments in affiliated companies partially offset by the valuation at market value of Mediobanca’s shares and the recording of the residual stake (19.9%) of Finsiel after the sale of the controlling interest held by Telecom Italia in Finsiel S.p.A..

Equity investments in other companies comprised:

	As of December 31, 2004	Disposals/ reimbursements of capital	Measurement at fair value	Reclassifications and other changes	As of June 30, 2005
	(Unaudited) (millions of Euro)
Brasil Telecom Participações	17	—	—	(17)	—
CMobil	9	(9)	—	—	—
Consortium	20	—	—	—	20
Euskaltel	13	—	—	—	13
Fin. Priv.	15	—	—	—	15
Finsiel	—	—	—	30	30
Forthnet	10	—	—	—	10
Intelsat	2	(2)	—	—	—
Mediobanca	168	—	50	—	218
Medio Credito Centrale	36	—	—	—	36
Neuf Telecom (formerly LDCom)	51	—	—	—	51
Sia	11	—	—	—	11
Solpart Participações	95	—	—	(95)	—
Other	21	(2)	—	—	19

	468	(13)	50	(82)	423

Financial receivables and other non-current financial assets increased by €233 million and are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Financial receivables for lessors’ net investments	173	163
Loans to employees	74	71
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of financial nature	74	373
Other financial receivables	117	64

	438	671

Financial receivables for lessors’ net investments referred to the portion collectable beyond 12 months of finance leases contracts provided by Teleleasing directly to the customers and which were guaranteed by Telecom Italia. Moreover, financial receivables for lessors’ net investments included the portion collectable beyond 12 months of contracts in existence which provided for the sale by lease of leased assets to customers that included the performance of accessory services (“full rent formula”) available to the Group in accordance to the sale and lease back contracts.

Miscellaneous receivables and other non-current assets increased from €796 million as of December 31, 2004 to €831 million as of June 30, 2005. Such item included the fair value of the two call options acquired on the share capital of Sofora Telecomunicaciones S.A. (“Sofora”) for €155 million as of June 30, 2005 (€115 million as of December 31, 2004), the medium/long-term receivable from PTT Srbija arising from the disposal of Telekom Srbija for €62 million as of June 30, 2005 (€73 million as of December 31, 2004), the tax receivable from the prepayment of tax on the reserve for employee severance indemnities for €40 million (€41 million as of December 31, 2004), prepaid expenses relating to the deferral of costs referred to the recognition of revenues for €498 million (€496 million as of December 31, 2004) and the counter-value of No. 1,477,308,999 Brasil Telecom Partecipações’ shares, received by Solpart, as a capital reimbursement to be delivered equal to €8 million.

NOTE 8—DEFERRED TAX ASSETS AND RESERVE FOR DEFERRED TAXES

The deferred tax assets, net are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Deferred tax assets	4,493	4,433
Reserve for deferred taxes	(524)	(612)

	3,969	3,821

For details about the calculation of net deferred tax assets see Note 3 “Accounting Policies—Taxes”.

NOTE 9—INVENTORIES

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Raw materials and supplies	13	11
Work in progress and semi-finished products	16	36
Finished products	279	351

	308	398

Inventories increased from €308 million as of December 31, 2004 to €398 million as of June 30, 2005 mainly due to the higher needs connected with the marketing of Aladino cordless phones, videophones and other terminals, following the summer advertising campaigns and the launch of the new products by Olivetti (in particular, multifunctional desk-top and portable photographic printings).

NOTE 10— TRADE RECEIVABLES, MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade receivables, miscellaneous receivables and other current assets increased by €298 million and are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Receivables for construction contracts	39	41

Trade receivables:
• Amounts due from customers	6,371	6,823
• Amounts due from other telecommunication operators	1,005	1,033

	7,376	7,856

Miscellaneous receivables and other current assets:
• Other receivables	2,216	1,967
• Prepaid expenses of a trade and miscellaneous nature	274	339

	2,490	2,306

	9,905	10,203

Trade receivables amounted to €7,856 million (€7,376 million as of December 31, 2004) and comprised medium/long-term trade receivables equal to €14 million (€16 million as of December 31, 2004). Receivables have been adjusted to estimated realizable value by the allowance for doubtful accounts for €737 million as of June 30, 2005 (€769 million as of December 31, 2004). Trade receivables referred, in particular, to Telecom Italia (€4,990 million), TIM (€1,188 million) and mobile foreign companies (€593 million).

Other receivables amounted to €1,967 million (€2,216 million as of December 31, 2004) and are detailed as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Advances to suppliers	43	57
Receivables from employees	60	62
Tax credits	748	272
Miscellaneous receivables	1,365	1,576

	2,216	1,967

The €476 million decrease in tax credits was principally due to partial offsetting of the receivables for IRES corporation income tax arising from the application of the consolidated national tax return procedure against the income tax payable accrued in the first half of 2005.

Miscellaneous receivables comprised the receivable from the tax authorities of €621 million related to the TLC license fee; such receivable was recorded in 2004 when the Administrative Court (TAR) of Lazio cancelled the Ministerial decree that originally implemented the TLC license fee paid in 1999 by Telecom Italia and TIM. Furthermore, this item included €283 million (€50 million as of December 31, 2004) of receivables from factor companies arising from the sales of accounts receivables.

NOTE 11- SECURITIES OTHER THAN EQUITY INVESTMENTS

Securities other than equity investments decreased by €342 million and are detailed as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Held-to-maturity financial assets:
• Securities other than equity investments	—	18
Available-for-sale financial assets:
• Investment funds	7	6
• Securities other than equity investments available for sale due beyond 90 days	778	418
Financial assets at fair value through profit or loss:
• Securities other than equity investments held for trading	1	2

	786	444

Notes and other securities amounted to €444 million, of which €420 million referred to notes held by Telecom Italia Finance S.A., and are issued by counterparts with at least an A rating with different maturities over the years, but all are actively traded and therefore can be easily converted to liquidity.

NOTE 12 - FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

Financial receivables and other current financial assets increased by €772 million and are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Deposits for temporary investments of excess liquidity originally due beyond 90 days but within 12 months	8	584
Financial receivables for lessors’ net investments	110	117
Other short-term financial receivables	257	729
Hedging derivatives relating to hedged items classified as current assets/liabilities of financial nature	390	107

	765	1,537

Deposits amounted to €584 million and were mainly referred to the deposits of Telecom Italia Finance S.A. in order to take advantage of financial market conditions.

Financial receivables for lessors’ net investments referred to the portion collectable within 12 months of finance leases contracts provided by Teleleasing directly to the customers and which were guaranteed by Telecom Italia. Moreover, financial receivables for lessors’ net investments included the portion collectable within 12 months of contracts in existence which provided for the sale by lease of leased assets to customers that included the performance of accessory services (“full rent formula”) available to the Group in accordance to the sale and lease back contracts.

Other short-term financial receivables increased by €472 million mainly due to the following deposit accounts that were lodged as guarantees:

•

a deposit account with Banca di Roma S.p.A.- Capitalia (€148 million) in order to guarantee the payment of Telecom Italia Media’s shares purchased through a cash tender offer and settled on July 1, 2005; and

•

a deposit account with ABN Ambro (€314 million) in order to guarantee the amount due to Opportunity, subject to the satisfaction of certain contractual conditions, for the purchase of Opportunity Zain (which indirectly held Solpart Participacoes’ shares) as well as Brasil Telecom Participacoes’ shares.

Hedging derivatives relating to hedged items classified as current assets/liabilities of financial nature of €107 million (€390 million as of December 31, 2004) referred to accrued income relating to derivatives.

NOTE 13 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents decreased by €4,295 million, mainly due to financial needs as a consequence of the cash tender offer for TIM’s shares, and are detailed as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Liquid assets with banks, financial institutions and post offices	8,378	3,732
Cheques	1	2
Cash	2	2
Other receivables and current accounts for flexible liquidity	20	15
Securities other than equity investments (due within 90 days)	—	355

	8,401	4,106

The different technical forms used for the investment of available resources at June 30, 2005 can be further analyzed as follows:

•	Maturities. They have a maximum maturity date of two months.

•	Counterpart risk. Deposits were made with leading banks and financial institutions with high credit rating at least equal to A.

•	Country risk. The geographic location of deposits is principally on the London financial market.

Securities other than equity investments mainly referred to Euro Commercial Papers (€349 million): maximum maturity within one month. All the issuers have an AAA and AA rating and are located in Europe.

NOTE 14- DISCONTINUED OPERATIONS / ASSETS HELD FOR SALE

In all periods presented, the Entel Chile group (disposed of in March 2005), the Finsiel group and TIM Hellas (both disposed of during the month of June 2005) and Corporacion Digitel (classified as assets held for sale) have been treated as discontinued operations.

In particular, in the first half of 2005:

•	the statement of operations of Entel Chile group was included for the first three months of 2005, as the company was sold at the end of March 2005;

•	the statement of operations of TIM Hellas was included for the first five months of 2005, as the company was sold at the beginning of June 2005;

•	the statement of operations of Finsiel group was included for the first six months of 2005, as the group was disposed of during the month of June 2005.

An analysis of discontinued operations / assets held for sale is provided in the following table:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Discontinued operations / assets held for sale:
• of a financial nature	368	37
• of a non-financial nature	4,008	346

	4,376	383

Liabilities relating to discontinued operations / assets held for sale:
• of a financial nature	1,062	150
• of a non-financial nature	1,104	67

	2,166	217

In detail, Key economic and financial data of the discontinued operations/assets held for sale are the following:

Discontinued operations/Assets held for sale
	Period	Mobile (1)	Entel Chile group	IT Market		Other Activities, adjustments and eliminations		Consolidated Total
(Unaudited) (millions of Euro, except number of employees)
Revenues	First Half 2005 First Half 2004	440 494	238 462	289 353		(41 (69	) )	926 1,240
Operating income (2)	First Half 2005 First Half 2004	40 54	36 58	(3 9)		395 —		468 121
Net income (loss) from discontinued operations / assets held for sale	First Half 2005 First Half 2004	11 4	26 26	(11 (6	) )	395 —		421 24
Capital expenditures	First Half 2005 First Half 2004	29 60	27 50	5 14		— —		61 124
Number of employees	As of June 30, 2005 As of December 31, 2004	824 2,327	— 4,216	— 4,030		— —		824 10,573

(1)	TIM Hellas and Digitel Venezuela.

(2)

Adjustments and eliminations relating to operating income include in the first half of 2005 the gain for the disposal of TIM Hellas (€410 million, net of incidental expenses) as well as other losses and incidental expenses relating to the sales of Entel Chile and Finsiel groups for a total amount of €15 million.

Net income from discontinued operations / assets held for sale amounted to €421 million (€24 million in the first half of 2004) and included:

•	the Entel Chile group net income for the first three months of 2005 of €26 million (€26 million in the first half of 2004);

•	the Finsiel group net loss of €11 million (a loss of €6 million in the first half of 2004);

•

the net result of the period of Digitel Venezuela that was nil (a loss of €25 million in the first half of 2004) and the net income for the first five months of TIM Hellas of €11 million (€29 million in the first half of 2004); and

•	the gain for the disposal of TIM Hellas (€410 million, net of incidental expenses).

This caption also includes, in the first half of 2005, other losses and incidental expenses regarding the sales of Entel Chile and Finsiel groups for a total of €15 million.

NOTE 15- SHAREHOLDERS’ EQUITY

Shareholders’ equity comprised:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited)
	(millions of Euro)
Shareholders’ equity attributable to the Parent Company	16,251	24,128
Shareholders’ equity attributable to the Minority interests	4,592	1,656

	20,843	25,784

Shareholders’ equity attributable to the Parent Company increased by €7,877 million compared to December 31, 2004. The increase was mainly due to the merger of TIM in Telecom Italia (€6,050 million), the conversion of No. 1,879,381,588 “Telecom Italia 1.5% 2001” convertible bonds (€1,811 million) and the balance between dividends paid (€1,920 million, net of dividends on shares held by Telecom Italia Finance S.A.) and the result for the period (€1,775 million).

Shareholders’ equity attributable to the minority interests decreased by €2,936 million due to the merger of TIM in Telecom Italia and the disposals of Entel Chile group, Finsiel group and TIM Hellas.

Share capital of Telecom Italia, as of June 30, 2005 amounted to €10,598 million (net of €69 million of the par value of the treasury stock) and consists of No. 13,369,041,170 ordinary shares, net of No. 125,816,387 treasury stock, and No. 6,026,120,661 savings shares, all with a par value of €0.55 each.

The total par value of the ordinary shares issued was equal to €7,352,972,643.50 while the total par value of the savings shares was €3,314,366,363.55.

As of June 30, 2005 treasury stock were No. 125,816,387, of which No. 1,272,014 shares were held directly by the Parent Company and No. 124,544,373 shares were held by Telecom Italia Finance S.A. (of which No. 24,607,520 shares arising from the exchange of TIM’s shares).

The total value of the treasury stock, equal to €471 million, was recorded for the amount related to the total par value (€69 million) as a reduction of the par value of the share capital issued and for the remaining amount (€402 million) as a reduction of Other Reserves.

Share capital increased by €1,789 million compared to December 31, 2004 due to the following movements:

•	conversion of No. 1,879,381,588 “Telecom Italia 1.5% 2001-2010 convertible bonds with a premium on redemption” for the issue of No. 886,227,840 new ordinary shares for a par value of €487 million;

•	exercise of No. 2,988,666 stock options set aside for employees of the company for the issue of No. 9,865,201 new ordinary shares for a par value of €5 million; and

•

issue of No. 2,150,947,060 ordinary shares, equivalent to €1,183 million, and No. 230,199,592 savings shares corresponding to €127 million for the increase of the share capital due to the merger of TIM in Telecom Italia; for consolidation purposes No. 24,607,520 shares, corresponding to a total amount of €13 million, were deducted from the share capital because such shares referred to those received by Telecom Italia Finance following the exchange of TIM shares.

The additional paid-in capital of Telecom Italia amounted to €6,462 million and increased by €6,397 million compared to December 31, 2004 due to the following movements:

•

€6,429 million due to the additional paid-in capital relating to the issuance of shares following the conversion of convertible notes (€1,639 million), the exercise of stock options (€22 million) and the increase of the share capital as a result of the merger of TIM in Telecom Italia (€4,768 million); and

•	a decrease of €32 million for external costs, net of the related tax effects, relating to the merger of TIM in Telecom Italia.

Dividends, related to net income of the year 2004, due by Telecom Italia S.p.A. to the ordinary and savings shareholders were equal to, respectively, €1,215 million (€0.1093 per each ordinary share) and €697 million (€0.1203 per each savings share): dividends due to ordinary shareholders are net of those due to Telecom Italia Finance of €11 million.

As far as future potential changes in share capital are concerned, at June 30, 2005, the following financial instruments were still outstanding:

•

No. 508,083,552 “Telecom Italia 1.5% 2001-2010 convertible bonds with a premium on redemption” (formerly known as “Olivetti 1.5% 2001-2010 convertible bonds with a premium on redemption”), including No. 1,329,336 bonds for which conversion into shares had already been requested on June, 30, 2005, with the consequent reduction in the number of bonds still convertible with a contra-entry for a liability to future shareholders (the corresponding No. 626,850 ordinary shares for a par value of €345 thousand plus additional paid-in capital of €985 thousand were issued on July 14, 2005).

Such bonds originally allowed conversion into Olivetti shares, in a ratio of one Olivetti share for every bond converted.

As a result of the merger of old Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital of the merging company and in light of the ratio of No. 0.471553 new Telecom Italia S.p.A. ordinary shares (already Olivetti S.p.A.) for each Olivetti ordinary shares, such bonds now allow the conversion to Telecom Italia shares in a ratio of No. 0.471553 Telecom Italia ordinary shares for every bond converted.

Against the above bonds that can still be converted, therefore, besides the above No. 626,850 shares, a further maximum No. 238,961,473 Telecom Italia ordinary shares could be issued, for a total par value of €131,429 thousand, plus additional paid-in capital of €375,325 thousand.

•	No. 10,699,996 options of the old Telecom Italia “Stock Option Plan 2000”.

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at the price of €13.815 for every option exercised.

Subsequent to the merger of old Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute share capital and on the basis of the exchange ratio of No. 3.300871 new Telecom Italia ordinary shares (already Olivetti S.p.A.) for each old Telecom Italia ordinary shares, such options are now valid for the subscription of No. 3.300871 Telecom Italia ordinary shares each, at a price of approximately €4.185 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 35,319,216 new Telecom Italia ordinary shares could be issued, for a total par value of €19,426 thousand, plus additional paid-in capital of €128,394 thousand.

•	No. 31,862,500 options of the ex-Telecom Italia “Stock Option Plan 2001”.

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at a price of €10.488 for every option exercised.

Subsequent to the merger of old Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of No. 3.300871 Telecom Italia ordinary shares each, at a price of approximately €3.177 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 105,173,383 new Telecom Italia ordinary shares could be issued, for a total par value of €57,845 thousand, plus additional paid-in capital of €276,327 thousand.

•	No. 9,689,116.22 options of the old Telecom Italia “Stock Option Plan 2002 Top”.

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at a price of €9.203 for every option exercised.

Subsequent to the merger of old Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the exchange ratio indicated above, such options are now valid for the subscription of No. 3.300871 Telecom Italia ordinary shares each, at a price of approximately €2.788 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 31,982,504 new Telecom Italia ordinary shares could be issued, for a total par value of €17,590 thousand, plus additional paid-in capital of €71,579 thousand.

•

No. 21,264,053.91 options of the old Telecom Italia “Stock Option Plan 2002”, net of No. 39,999.745522 options for which were already requested on June 30, 2005 the exercise (the corresponding No. 132,034 shares for a total par value of €73 thousand plus additional paid-in capital of €245 thousand were issued on July 5, 2005).

Such options were originally valid for the subscription of the same number of ordinary shares of the merged company Telecom Italia at the following prices for each option held: No. 20,345,053.49 options at a price of €9.665, No. 719,000.42 options at a price of €7.952 and No. 200,000.00 options at a price of €7.721.

Subsequent to the merger of old Telecom Italia S.p.A. in Olivetti S.p.A., following the process to redistribute the share capital and in light of the grant ratio indicated above, such options are now valid for the subscription of No. 3.300871 Telecom Italia ordinary shares each, at a price of, respectively, approximately €2.928, approximately €2.409 and approximately €2.339 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary and the different subscription prices, in addition to the abovementioned No. 132,034 shares, a further maximum No. 70,189,473 new Telecom Italia ordinary shares could be issued, for a total par value of €38,677 thousand, plus additional paid-in capital of €165,534 thousand.

•	No. 11,955,653 options of the ex-Telecom Italia Mobile “Stock Option Plan 2000-2002”.

Such options were originally valid for the subscription of the same number of Telecom Italia Mobile’s ordinary shares at the price of €6.42 for every option exercised.

Subsequent to the merger of Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A., on the basis of the exchange ratio of No. 1.73 Telecom Italia ordinary shares per each Telecom Italia Mobile ordinary shares, such options are now valid for the subscription of No. 1.73 Telecom Italia ordinary shares each, at a price of approximately €3.710983 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 20,683,279 new Telecom Italia ordinary shares could be issued, for a total par value of €11,376 thousand, plus additional paid-in capital of €65,380 thousand.

•	No. 1,190,000 options of the ex-Telecom Italia Mobile “Stock Option Plan 2001-2003”.

Such options were originally valid for the subscription of the same number of Telecom Italia Mobile’s ordinary shares at the price of €8.671 for every option exercised.

Subsequent to the merger of Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A., on the basis of the exchange ratio indicated above, such options are now valid for the subscription of No. 1.73 Telecom Italia ordinary shares each, at a price of approximately €5.012139 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 2,058,700 new Telecom Italia ordinary shares could be issued, for a total par value of €1,132 thousand, plus additional paid-in capital of €9,186 thousand.

•	No. 499,000 options of the ex-Telecom Italia Mobile “2001-2003 Supplementary Plans”.

Such options were originally valid for the subscription of the same number of Telecom Italia Mobile’s ordinary shares at the price of €7.526 for every option exercised.

Subsequent to the merger of Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A., on the basis of the exchange ratio indicated above, such options are now valid for the subscription of No. 1.73 Telecom Italia ordinary shares each, at a price of approximately €4.350289 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 863,270 new Telecom Italia ordinary shares could be issued, for a total par value of €475 thousand, plus additional paid-in capital of €3,280 thousand.

•	No. 22,490,000 options of the ex-Telecom Italia Mobile “Stock Option Plan 2002-2003”.

Such options were originally valid for the subscription of the same number of Telecom Italia Mobile’s ordinary shares at the price of €5.67 for every option exercised.

Subsequent to the merger of Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A., on the basis of the exchange ratio indicated above, such options are now valid for the subscription of No. 1.73 Telecom Italia ordinary shares each, at a price of approximately €3.277457 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 38,907,700 new Telecom Italia ordinary shares could be issued, for a total par value of €21,399 thousand, plus additional paid-in capital of €106,101 thousand.

•	No. 1,915,900 options of the ex-Telecom Italia Mobile “Stock Option Plan 2003-2005”.

Such options were originally valid for the subscription of the same number of Telecom Italia Mobile’s ordinary shares at the price of €5.07 for every option exercised.

Subsequent to the merger of Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A., on the basis of the exchange ratio indicated above, such options are now valid for the subscription of No. 1.73 Telecom Italia ordinary shares each, at a price of approximately €2.930636 per share.

Against the above options that can still be exercised, taking into account the maximum number of shares that can be subscribed by each beneficiary, therefore, a maximum No. 3,314,507 new Telecom Italia ordinary shares could be issued, for a total par value of €1,823 thousand, plus additional paid-in capital of €7,892 thousand.

The Shareholders’ Meeting of May 6, 2004 also conferred the Board of Directors with the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, the share capital for a maximum total amount of €880,000,000, through the issue of a maximum of No. 1,600,000,000 ordinary shares, in whole or in part:

(i)	to be offered as option rights to the shareholders and convertible bondholders, or

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to its subsidiaries, with the exclusion of the option rights, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree No. 58/1998.

The resolutions for capital increases passed by the Board of Directors in exercising the aforementioned rights shall establish the subscription price (including any additional paid-in capital) and shall fix a specific deadline for the subscription of the shares. They may also provide that, in the event the increase voted by the Board is not subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

NOTE 16- NON-CURRENT FINANCIAL LIABILITIES

Non-current financial liabilities increased by €3,808 million (from €38,229 million as of December 31, 2004 to €42,037 million as of June 30, 2005) and are detailed as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited)
	(millions of Euro)
Financial payables (medium/long-term):
• Notes and bonds	29,891	28,574
• Convertible and exchangeable notes	4,290	463

	34,181	29,037
• Amounts due to banks	655	10,156
• Other financial debt	1,556	1,002

	36,392	40,195
Finance lease liabilities (medium/long-term)	1,834	1,841
Other financial liabilities (medium/long-term)	3	1

	38,229	42,037

•	Notes and bonds (including convertible and exchangeable notes)

As of June 30, 2005, the non-current and current portions of notes and bonds (including convertible and exchangeable notes) amounted to €35,917 million (€36,054 million at December 31, 2004) and consisted of the following:

	As of December 31, 2004			As of June 30, 2005
	Long-term debt	Short-term debt	Total	Long-term debt	Short-term debt	Total
	(Unaudited)
	(millions of Euro)
Notes and bonds	29,891	1,057	30,948	28,574	4,228	32,802
Convertible and exchangeable notes	4,290	816	5,106	463	2,652	3,115

Total	34,181	1,873	36,054	29,037	6,880	35,917

At June 30, 2005, the nominal amount of reimbursement for notes and bonds (including convertible and exchangeable notes) amounted to €35,521 million (€36,116 million at December 31, 2004) and consisted of the following:

	As of December 31, 2004	As of June 30, 2005
	(Unaudited)
	(millions of Euro)
Notes and bonds	30,177	32,196
Convertible and exchangeable notes	5,939	3,325

Total	36,116	35,521

At June 30, 2005, convertible and exchangeable notes, were detailed as follows:

Original Currency	Nominal amount of reimbursement (millions of Euro)	Coupon	Convertible/exchangeable into shares of	Issue date	Maturity date	Issue price (%)	Market price (%)	Market value (millions of Euro)
Convertible notes issued by Telecom Italia S.p.A.
Euro	600	1.50%	TI S.p.A.	11/23/01	01/01/10	100	127.7186	647
Convertible/exchangeable notes issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	643	1.00%	TI S.p.A.	11/03/00	11/03/05	100	112.732	639
Euro	2,082	1.00%	TI S.p.A./Telecom Italia Media/ Seat Pagine Gialle	03/15/01	03/15/06	100	116.2763	2,057

Total	3,325							3,343

In particular, as of June 30, 2005, convertible and exchangeable notes expressed in terms of nominal amount of redemption referred to:

•

Notes 2001-2010 issued by Telecom Italia S.p.A. (formerly Olivetti S.p.A.) for a residual face value of €600 million convertible into Telecom Italia S.p.A. shares with a fixed annual coupon of 1.5% and a redemption premium of 118.37825% of the issue price, maturing on January 2010. During the first half of 2005 No. 1,878,088,753 bonds were converted into No. 885,618,215 Telecom Italia S.p.A. ordinary shares. The annual yield upon maturity is 3.5% and the conversion at the ratio of 0.471553 new Telecom Italia ordinary shares for each bond owned;

•

notes 2000-2005 issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) for a residual face value of €643 million, convertible into new Telecom Italia ordinary shares, with the right of the issuer to pay off the amount due in cash, with an annual fixed-rate coupon of 1% and a redemption premium of 113.40616% of the issue price, maturing in November 2005. The annual yield upon maturity is 3.5% and the conversion at the ratio of 239.8991704 new Telecom Italia ordinary shares for each €1,000 bond held.

In April and May 2005, Telecom Italia Finance S.A. repurchased €141 million of its outstanding bonds; and

•

notes, originally issued in March 2001 by Sogerim (merged in 2002 into Telecom Italia Finance S.A.), for a residual face value of €2,082 million convertible into Telecom Italia (as a result of the merger of TIM in Telecom Italia) or Seat Pagine Gialle and Telecom Italia Media shares (with the right of the issuer to pay off the amount due in cash) with an annual fixed-rate coupon of 1% and a redemption premium of 117.69% of the issue price, maturing in March 2006. In April and May 2005 Telecom Italia Finance S.A. repurchased €195 million of its outstanding bonds. The annual yield upon maturity is 4.25% and the redemption will be at the ratio of either 159.838963073 Telecom Italia S.p.A. shares or 360.2080473 Seat Pagine Gialle shares and 64.024481 Telecom Italia Media shares for each €1,000 note held.

At June 30, 2005, notes and bonds were detailed as follows:

Original Currency	Amount in original currency (million)	Nominal amount of reimbursement in Euro (million)	Coupon		Issue date	Maturity date	Issue price (%)		Market Price (%)	Market value (in millions of Euro)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%		02/01/02	02/01/07	99.841		104.951	1,312
Euro	1,000	1,000	Euribor 3 months + 0.33%		01/29/04	10/29/07	99.927		100.1038	1,001
Euro	110	110	Euribor 3 months + 0.60%		04/08/04	03/30/09	100		100.45113	110
Euro	750	750	4.500%		01/29/04	01/28/11	99.56		105.6979	793
Euro	1,250	1,250	6.250%		02/01/02	02/01/12	98.952		115.7636	1,447
Euro	120	120	Euribor 3 months + 0.66%		11/23/04	11/23/15	100		101.13601	121
GBP	500	742	5.625%		06/29/05	12/29/15	99.878		102,6648	762
Euro	1,250	1,250	5.375%		01/29/04	01/29/19	99.07		109.5505	1,369
GBP	850	1,261	6.375%		06/24/04	06/24/19	98.85		109.5595	1,382
Euro	228	228	Euribor 6 months		01/01/02	01/01/22	100		100	228
Euro	850	850	5.250%		03/17/05	03/17/55	99.667		96.287	818

Sub – Total		8,811								9,343

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	500	500	Euribor 3 months + 1.30	% (d)	12/14/04	12/14/06	100		105.0625	525
Euro	1,045	1,045	Euribor 3 months + 1.25%		05/29/02	01/03/06	99.456	(*)	100.5743	1,051
Euro	2,582	2,582	6.375	% (a)	04/20/01	04/20/06	99.937		103.1831	2,664
Euro	1,750	1,750	6.500%		04/24/02	04/24/07	100.911	(*)	107.1081	1,874
Euro	1,750	1,750	5.875%		01/24/03	01/24/08	99.937		108.0527	1,891
Euro	1,500	1,500	5.150	% (b)	02/09/99	02/09/09	99.633		107.5863	1,614
Euro	2,250	2,250	6.575	% (c)	07/30/99	07/30/09	98.649	(*)	113.1011	2,545
Euro	2,000	2,000	7.250	% (a)	04/20/01	04/20/11	99.214		119.6831	2,394
Euro	1,000	1,000	7.250%		04/24/02	04/24/12	101.651	(*)	121.9535	1,220
Euro	850	850	6.875%		01/24/03	01/24/13	99.332		120.606	1,025
JPY	20,000	149	3.550%		04/22/02	05/14/32	99.25		129.7748	193
Euro	800	(**)800	7.750%		01/24/03	01/24/33	100.191	(*)	139.1389	1,113
Euro	250	(**)250	7.750%		06/29/05	01/24/33	139.902		138.506	346
CHF	87	56	5.625%		06/12/86	06/12/46	99		105.25	59

Sub – Total		16,482								18,514

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	827	4.000%		10/29/03	11/15/08	99.953		98.7446	817
USD	1,250	1,034	4.000%		10/06/04	01/15/10	99.732		97.4758	1,008
USD	2,000	1,654	5.250%		10/29/03	11/15/13	99.742		101.4781	1,678
USD	1,250	1,034	4.950%		10/06/04	09/30/14	99.651		99.0871	1,025
USD	1,000	827	6.375%		10/29/03	11/15/33	99.558		107.9387	893
USD	1,000	827	6.000%		10/06/04	09/30/34	99.081		101.919	843

Sub – Total		6,203								6,264

Notes and bonds issued by Telecom Italia Securitisation Vehicle S.r.l.
Euro	450	450	Euribor 3 months + 0.34%		06/29/01	07/25/06	100		100	450
Euro	250	250	Euribor 3 months + 0.12%		06/30/04	07/25/06	100		100	250

Sub – Total		700								700

Total		32,196								34,821

•	Note (a), (b), (c) and (d): see the next paragraph “Protection Mechanisms Of Step-Up/Step-Down Relating To The Coupon Of Certain Notes And Bonds Due To The Changes In The Rating”.

(*)	Issue average price for multi-tranche notes and bonds.

(**)

On June 22, 2005, Telecom Italia Finance S.A. priced, for value date June 29, 2005, an additional €250 million nominal amount of its 7.75% notes due 2033, which are listed on the Luxembourg Stock Exchange, increasing the amount of the issue from the original €800 million nominal amount to a total of €1,050 million nominal amount. This issue was placed with a single investor and the proceeds of such issuance were used for the repurchase by Telecom Italia Finance S.A. of €250 million nominal amount of Telecom Italia Finance S.A.’s 7.77% notes, due 2032 from the same investor. For such reason, the notes repurchased don’t appear in the table; furthermore, on July 21, 2005 these notes were cancelled.

Protection Mechanisms Of Step-Up/Step-Down Relating To The Coupon Of Certain Notes And Bonds Due To The Changes In The Rating

Certain of the notes and bonds issued provide protection to the investors in the event that the Group’s debt ratings are downgraded.

In the first half of 2005, the various agencies maintained unchanged the ratings assigned to Telecom Italia on December 7, 2004, as follows:

Standard & Poor’s:	BBB+	stable outlook

Moody’s:	Baa2	stable outlook

Fitch IBCA:	A-	negative outlook

A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(a)	Telecom Italia Finance S.A. Euro Notes:

•	€2,582 million, 6.375% interest, maturing April 2006

•	€2,000 million, 7.25% interest, maturing April 2011

These notes carry protection for investors which is triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by either of the two agencies to below the stated thresholds causes an increase in the interest coupon (or in the spread above the Euribor in the case of floating-rate notes) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating.

Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/step-down is only applied when the rating at the end of a coupon period is different from the rating at the end of the previous coupon period.

These notes (the original interests were 6.125% and 7%, respectively) are currently subject to a 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. In the case of both the fixed rate notes, the increase has been applied beginning with the interest period which started in April 2004; consequently, the coupon is 6.375% for the notes due April 2006 and 7.25% for the notes due in April 2011.

(b)	Telecom Italia Finance S.A. Notes: €1,500 million, 5.15% interest, maturing February 2009

These notes carry protection for investors which would be triggered only by a downgrade in the minimum rating (among those assigned by the various agencies, in this case the Baa2 rating of Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon is fixed; once fixed, changes in the minimum rating during the interest period have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, carrying the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.5% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the rating.

(c)	Telecom Italia Finance S.A. Notes: €2,250 million, 6.575% interest, maturing July 2009

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this case the Baa2 rating of Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa1/BBB+, 0.15% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the current coupon.

According to this mechanism, since October 2000 (date of the introduction of the mentioned mechanism) the original coupon increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating could cause decreases/increases in the coupon according to the mechanism described above.

(d)	Telecom Italia Finance S.A. Notes: €500 million, Euribor 3-month plus 1.3% interest, maturing March 2005

These notes issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) give the noteholders the option to extend the maturity date for successive periods of 21 months up to a total maximum tenor of 10 years (final due date March 14, 2012).

Note holders representing €283,000 principal amount of notes elected not to extend the maturity beyond March 14, 2005, as allowed by the Terms and Conditions. Noteholders of €499.7 million elected to extend the maturity and as a result, on December 14, 2004 Telecom Italia Finance S.A. issued a new bond named “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006”, with maturity date December 14, 2006.

This new bond has the same characteristics as the previous one, but a new ISIN Code and Common Code.

Financial covenants / other covenants / other features

The notes and bonds summarized above do not contain financial covenants or covenants which would force the notes to be repaid in advance as a result of events other than the insolvency of the Telecom Italia Group. For example, there are no clauses which would cause the notes to be repaid due to a downgrade in the ratings to below the established thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or structural complexities.

Since these transactions have principally been placed with institutional investors on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

In particular, the notes issued by Telecom Italia Capital S.A. in October 2003, under the guarantee of Telecom Italia, for the amount of U.S.$4,000 million, carried a covenant which obliged Telecom Italia Capital S.A. and Telecom Italia to do a registered exchange offer with the SEC in order to allow investors to exchange the notes originally purchased with registered notes freely marketable without restrictions. The exchange offer was completed on October 14, 2004.

Furthermore, the new notes issued by Telecom Italia Capital S.A. in October 2004, guaranteed by Telecom Italia, in the amount of U.S.$3,500 million, carry a similar covenant which obliges Telecom Italia Capital S.A. and Telecom

Italia to complete an exchange offer registered with the SEC. If Telecom Italia Capital S.A. should not complete the required exchange offer on or before October 31, 2005, the coupon will be increased by 0.50% until the exchange offer is completed.

* * *

As regards to notes and bonds (including convertible and exchangeable notes) the following transactions occurred during the first six months of 2005:

•	Telecom Italia S.p.A. issued two new series of notes under its €10 billion Euro Medium Term Note Program:

•	on March 17, 2005, notes in the principal amount of €850 million, with an annual fixed-rate coupon of 5.25%, issue price 99.667, maturing on March 17, 2055;

•	on June 29, 2005, notes in the principal amount of £500 million (equal to €742 million), with an annual fixed-rate coupon of 5.625%, issue price 99.878, maturing on December 29, 2015.

•

The Telecom Italia notes 2002-2022, reserved for subscription by the employees of the Group, increased by €13 million in the first six months ended June 30, 2005 due to purchases/subscriptions for €36 million and sales for €23 million made by the bondholders. In accordance with the notes indenture, Telecom Italia is the counterpart required for the purchases made by the holders of this category of securities.

•

On June 22, 2005, Telecom Italia Finance S.A. priced, for value date June 29, 2005, an additional €250 million nominal amount of its 7.75% notes due 2033, which are listed on the Luxembourg Stock Exchange, increasing the amount of the issue from the original €800 million nominal amount to a total of €1,050 million nominal amount. This issue was placed with a single investor and the proceeds of such issuance were used for the repurchase by Telecom Italia Finance S.A. of €250 million nominal amount of Telecom Italia Finance S.A.’s 7.77% notes, due 2032 from the same investor. On July 21, 2005 the repurchased notes were cancelled.

•	In the first six months of 2005, Telecom Italia Finance S.A. bought back on the market, further notes for a total nominal amount of €499 million, detailed as follows:

•

€163 million related to the notes originally issued by Sogerim (merged in 2002 into Telecom Italia Finance S.A.) in the nominal amount of €3,000 million, with an annual fixed-rate coupon of 6.375% maturing on April 20, 2006: after these repurchases the residual nominal amount of such notes was equal to €2,582 million;

•

€141 million related to the convertible notes of €708 million, originally issued by Olivetti Finance N.V.S.A., with an annual fixed-rate coupon of 1% and a premium of redemption, maturing on November 3, 2005, redeemable in Telecom Italia ordinary shares (with the right of the issuer to pay off the amount due in cash): after these repurchases the residual nominal amount was equal to €567 million (€643 million with the redemption premium);

•

€195 million related to the exchangeable notes issued in 2001 by Sogerim (merged in 2002 into Telecom Italia Finance S.A.) in the nominal amount of €2,500 million, maturing on March 15, 2006 and convertible into shares of Telecom Italia S.p.A. or Seat Pagine Gialle and Telecom Italia Media S.p.A., with an annual fixed-rate coupon of 1% and a premium of redemption: after these repurchases the residual nominal amount thus amounted to €1,769 million (€2,082 million with the redemption premium).

•

On March 14, 2005, €283,000 in nominal amount related to the €500 million Floating Rate Extendable Notes with a quarterly coupon indexed to the 3-months EURIBOR + 130 basis points, due 2005, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., was repaid. Such notes were owned by those Noteholders which in December 2004 notified the Issuer their intention to be repaid upon maturity and not to extend it, as allowed by the terms and conditions.

•

In view of the requests for conversion of “Telecom Italia 1.5% 2001-2010 convertible notes with a premium of redemption”, the nominal amount of the notes with the redemption premium decreased by €2,225 million (corresponding to a reduction of €1,689 million of the carrying value).

•	Amount due to banks (medium/long-term)

Amount due to banks amounted to €10,156 million at June 30, 2005 (€655 million at December 31, 2004) and increased by €9,501 million in connection with the Cash Tender Offer by Telecom Italia for TIM shares; in fact, on January 28, 2005, the total consideration paid by Telecom Italia was €13,804 million, €2,504 million of which paid with

Telecom Italia’s own funds and €11,300 million was drawn from the line of credit made available on December 8, 2004 by a pool of Italian and international banks. On February 11, 2005, the first tranche of the line of credit was repaid in advance in the amount of €2,300 million through the use of Telecom Italia’s own funds. As of June 30, 2005, the outstanding borrowing amounted to €9,000 million divided into two tranches: €6,000 million maturing in 36 months and €3,000 million maturing in 60 months. The interest rates applicable to these tranches are Euribor + 0.475% and Euribor + 0.700%, respectively.

Certain bank borrowings are secured by collateral of €103 million mainly related to Maxitel.

•	Other financial debt (medium/long-term)

As of June 30, 2005, other financial debt amounted to €1,002 million (€1,556 million as of December 31, 2004) and decreased by €554 million and included liabilities related to the derivative valuation for €738 million (€1,228 million as of December 31, 2004).

•	Finance lease liabilities (medium/long-term)

The medium/long-term finance lease liabilities for an amount of €1,841 million (€1,834 million as of December 31, 2004), increased by €7 million and was mainly related to sale and lease-back real estate transactions. This amount included also €778 million (€772 million as of December 31, 2004) of debt due to related parties, in particular €455 million is due to Tiglio1 (€465 million as of December 31, 2004), €179 million due to Teleleasing (€160 million as of December 31, 2004) and €144 million due to Tiglio 2 (€147 million as of December 31, 2004).

NOTE 17- EMPLOYEE SEVERANCE INDEMNITIES AND OTHER EMPLOYEE-RELATED RESERVES

Employee severance indemnities and other employee-related reserves increased by €48 million and comprised:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Reserve for employee severance indemnities	1,181	1,221
Reserve for pension plans	28	33
Reserve for voluntary redundancy incentives	2	5

	1,211	1,259

Reserve for employee severance indemnities referred only to Italian Group companies and increased by €40 million mainly due to the balance between provision for the period (€79 million), utilizations for indemnities paid to employees who terminated their employment, advances and pension funds (a total decrease of €33 million) and other changes (a decrease of €6 million).

In accordance with IAS 19 “Employee Benefits”, the measurement method used to determine the Employee severance indemnities (TFR) is the “projected unit credit method” which consists of the following steps:

•

the future possible benefits which could be rendered to each employee in the case of retirement, death, disability, resignation were projected on the basis of financial assumptions (such as the increase of cost-of-living, the increase of remuneration etc.). The estimate of the future benefits will include the possible increases relating to further service seniority as well as remuneration level at the measurement date;

•

the average present value of future benefits has been calculated, at the measurement date, based on the annual interest rate adopted and on the probability of each benefits to be effectively rendered; and

•	the liability was determined on the basis of the portion of the average present value of future benefits which refers to services already rendered by the employees at the measurement date.

More in detail, the assumptions adopted are the following:

Economic assumptions	Executives	Other than Executives
Cost-of-living increase	2.0% per annum	2.0% per annum
Discount rate	4.0% per annum	4.0% per annum
Remuneration increase (in relation to each company):
• age equal or less than 40 years	From 3.0% to 3.5% per annum	From 3.0% to 3.25% per annum
• age more than 40 years, but equal or less than 55 years	From 2.5% to 3.0% per annum	From 2.5% to 2.75% per annum
• age more than 55 years	From 2.0% to 2.5% per annum	From 2.0% to 2.25% per annum

Demographic assumptions	Executives	Other than Executives
Death probability	Mortality tables RG 48 published by Ragioneria Generale dello Stato Department	Mortality tables RG 48 published by Ragioneria Generale dello Stato Department
Disability probability	Tables unisex published by C.N.R. reduced by 80%	Tables unisex published by C.N.R. reduced by 80%
Resignation probability (in relation to each company):
• until 40 years	From 3.0% to 5.0% per annum	From 3.0% to 5.0% per annum
• until 50 years	From 1.5% to 3.5% per annum	From 1.5% to 3.5% per annum
• over 50 years	—	—
Retirement probability:
• 35 years’ service (at the age of 57)	35%	60%
• over 35 years’ service (at the age of 65)	15%	10%
• at the age of 65	100%	100%

NOTE 18 - RESERVES FOR FUTURE RISKS AND CHARGES

Reserves for future risks and charges, which included the non-current portion of reserves, increased by €62 million and are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Reserve for asset retirement obligations	336	385
Reserve for disputes	118	129
Reserve for taxes	213	237
Other reserves	110	88

	777	839

NOTE 19 - MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased by €100 million and are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Amounts due to social security authorities	1,035	939
Capital grants	206	187
Medium/long-term deferred income	944	968
Other payables and liabilities	15	6

	2,200	2,100

Amounts due to social security authorities amounted to €939 million and are related to the payable to INPS for the remaining balance of employee benefit obligations estimated pursuant to Law No. 58/1992 (€835 million with maturity from the 2nd to the 5th subsequent year and €104 million with maturity beyond the 5th subsequent year).

The medium/long-term deferred income included €681 million (€684 million as of December 31, 2004) for the deferral of revenues from the activation of telephone services of Telecom Italia.

NOTE 20 - CURRENT FINANCIAL LIABILITIES

Current financial liabilities increased by €4,389 million and are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited) (millions of Euro)
Financial payables (short-term portion):
• Note and bonds	1,057	4,228
• Convertible and exchangeable notes	816	2,652

	1,873	6,880
• Amounts due to banks	645	798
• Hedging derivatives relating to hedged items classified as current assets/liabilities of financial nature	237	143
• Non hedging derivatives	218	175
• Other financial debt	1,134	495

	4,107	8,491
Finance lease liabilities (short-term portion)	224	229
Other financial liabilities (short-term portion)	5	5

	4,336	8,725

Non hedging derivatives item includes derivatives with hedging purposes but that do not meet the formal requirements for the hedge accounting under IAS/IFRS.

For more details regarding notes and bonds and convertible and exchangeable notes please see Note 16 “Non-current financial liabilities”.

NOTE 21 - TRADE PAYABLES, CURRENT TAX PAYABLES, MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade payables, current tax payables, miscellaneous payables and other current liabilities decreased by €522 million and are as follows:

	As of
	December 31, 2004	June 30, 2005
	(Unaudited)
	(millions of Euro)
Trade payables:
• Amounts due to suppliers	5,978	4,983
• Amounts due to other telecommunication operators	558	563

	6,536	5,546
Tax payables	487	802

Miscellaneous payables and other current liabilities:
• Amounts due for short-term employee benefits	751	691
• Amounts due to social security authorities	364	311
• Short-term deferred income of trade and miscellaneous nature	812	852
• Advances	45	76
• Customer-related items	1,575	1,515
• Amounts due relating to the TLC license fee	29	35
• Dividends approved, but not yet paid to shareholders	19	25
• Other current liabilities	313	351
• Employee-related reserves (except for Employee severance indemnities) for the portions expected to be settled within 12 months	70	51
• Reserve for taxes, for the portion expected to be settled within 12 months	20	560
• Reserves for future risks and charges on equity investments connected with corporate-related transactions, for the portions expected to be settled within 12 months	879	574
• Other reserves for future risks and charges, for the portions expected to be settled within 12 months	421	410

	12,321	11,799

Trade payables (due within 12 months) decreased by €990 million mainly due to the payments made during the first half of 2005 and the reduction in investments of foreign mobile companies, partially offset by the negative effect of exchange rate.

Tax payables, which comprised current tax payables of €8 million (€41 million as of December 31, 2004), increased by €315 million mainly due to higher payables for VAT.

Amounts due to social security authorities included €212 million payable to INPS within 12 months for the remaining balance of employee benefit obligations estimated pursuant to Law No. 58/1992.

Deferred income comprised €351 million (€351 million as of December 31, 2004), concerning the deferral of revenues from the activation of telephone services of Telecom Italia (current portion) and €42 million (€55 million as of December 2004) relating to deferral of revenues from the recharge of prepaid cards of Tim Italia.

Short-term reserve for taxes increased by €540 million for the income taxes of the period.

The reserves for future risks and charges on equity investments connected with corporate-related transactions decreased by €305 million of which €343 million related to the positive effect of the release to the statement of operations of a portion of the reserves recorded in 2002 for the guarantees provided by the Group to banks which had financed AVEA, an associated company, since the risk has ceased with the cancellation of the same guarantees on June 30, 2005. At this date guarantees amounted to €205 million. Furthermore, in July 2005, €80 million of guarantees were cancelled which were previously granted to banks against debt of Avea. The reserves for future risks and charges on equity investments included €96 million connected to the dispute with Med S.A., Med Ltd and Med1 minority shareholders, concluded on July 2005.

NOTE 22 – DERIVATIVE FINANCIAL INSTRUMENTS

Telecom Italia Group financial risk management: objectives and policy

The Telecom Italia Group, with regard to financial risk management, has put into place guidelines for the control and management of such risks. In particular, the stages and the principles which govern such activity call for, under the established guidelines, the existence of an internal committee to monitor the level of exposure to market risks (interest rate risks and foreign exchange risks) consistently with the defined objectives, the management of risks using derivative financial instruments, the ongoing valuation of the credit risks of the counterparts of the derivative contracts. As to these counterparts, which are banks and financial institutions with a high rating, they are constantly monitored for purposes of minimizing the credit risk.

The Telecom Italia Group tends to diversify market risks connected with its operational and financial activities in order to minimize exposure to interest rates through the diversification of the portfolio. Bearing this in mind, the Group puts into place derivative financial instruments on a selective basis. Exposure of debt to variations in the exchange rates is also hedged so as to avoid any undesirable impact on the statement of operations and cash flows.

Telecom Italia Group is exposed to market risks arising from variations in interest rates, mainly in Europe, the United States, the United Kingdom and Latin America.

The Group decides on an optimal composition between fixed-rate debt and floating-rate debt and utilizes derivative financial instruments in order to arrive at the composition of the preestablished debt:

•	Interest Rate Swaps (IRS) and Interest Rate Options (IRO) are therefore used to reduce the exposure of both fixed and floating rate loans and bonds to interest rate risk;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards are used to convert foreign currency loans and bonds – principally in U.S. dollars and British pounds – to the currencies of the financial statements of the subsidiaries.

As a result of the above hedging activities, at June 30, 2005, the financial debt of the Telecom Italia Group is not subject to foreign exchange risk.

In order to determine the fair value of derivative instruments, the Telecom Italia Group uses various valuation models. The market value of IRSs and CCIRSs reflects the difference between the fixed rate which should be paid/received and the market interest rate (having the same maturity as the swap) at the valuation date. With reference to IRSs, the notional value does not represent the amount exchanged between the parties and thus does not constitute a measure of the exposure to credit risk, which, instead, is limited to the value of the differential of the interest rates to be paid/received. The fair value of CCIRSs, on the other hand, also depends on the differential between the exchange rate of reference at the date of inception and the exchange rate at the valuation date, since CCIRSs imply the exchange of the capital of reference, in the respective currencies of denomination, in addition to the exchange of interest flows at the maturity date and at any intermediate payment dates.

Financial hedging instruments and other derivatives contracts

Derivative financial instruments are used by the Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

Derivative financial instruments at June 30, 2005 are principally used by the Group for the management of its debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds and cross currency and interest rate swaps (CCIRS) and currency forwards to convert loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRSs and IROs involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRSs which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and eventually at another date.

In the tables below we report the derivative operations performed by Telecom Italia Group as of June 30, 2005 with breakdown between Fair Value Hedge derivatives (tab. 1), Cash Flow hedge derivatives (tab. 2) and Non Hedge Accounting derivatives (tab. 3), with reference to IAS 39:

Tab. 1 - Fair Value Hedge Derivatives

Description	Equivalent notional amount	Mark to Market (Clean Price)
	(unaudited)
	(millions of Euro)
IRS transactions effected by Telecom Italia Finance S.A. maturing April 2007 on Telecom Italia Finance S.A. bonds of €1,750 million, originally issued by Olivetti Finance N.V.S.A. (2002-2007)	1,300	19

CCIRS transactions finalized by Telecom Italia S.p.A. maturing November 2008 on the five years tranche of U.S.$1,000 million (€827 million at the €/U.S.$ exchange rate at June 30, 2005) on the bond issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million	850	(38)

IRS transactions effected by Telecom Italia Finance S.A. maturing February 2009 on bonds of €1,500 million (1999-2009) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V. (1999-2009)	500	18

IRS transactions effected by Telecom Italia Finance S.A. maturing July 2009 on Telecom Italia Finance S.A. bonds of €2,350 million, originally issued by Olivetti International Finance N.V. (1999-2009)	1,150	48

CCIRS transactions by finalized by Telecom Italia S.p.A. maturing April 2007 linked to EIB loan in U.S.$180 million (€149 million at the €/U.S.$ exchange rate at June 30, 2005)	150	(2)

IRS transactions effected by Telecom Italia Finance S.A. maturing April 2011 on Telecom Italia Finance S.A. bonds of €2,000 million, originally issued by Sogerim S.A. (2001-2011)	100	2

CCIRS transactions effected by Telecom Italia S.p.A. maturing June 2007 on Telecom Italia S.p.A. bonds amounting to pounds sterling 850 million (€1,261 million at the €/pounds sterling exchange rate at June 30, 2005) issued on June 2004	1,289	1

CCIRS transactions effected by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds amounting to Japanese yen 20 billion (€149 million at the €/Japanese yen exchange rate at June 30, 2005) originally issued by Olivetti Finance N.V.S.A. (2002-2032)	171	(50)

CCIRS transactions finalized by Telecom Italia Capital S.A. on the bonds issued in October 2004 for a total amount of U.S.$3,500 million (€2,894 million at the €/U.S.$ exchange rate at June 30, 2005) by Telecom Italia Capital S.A. (five-years tranche for U.S.$1,250 million, ten-years tranche for U.S.$1,250 million and thirty-years tranche for U.S.$1,000 million)	2,831	76

IRS transactions maturing June 2046 effected by Telecom Italia Finance S.A. on bonds of Swiss francs 100 million (1986-2046) (€65 million at the €/Swiss francs exchange rate at June 30, 2005) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	65	7

Total Fair Value Hedge Derivatives	8,406	81

•

On the bonds 2002/2007 of €1,750 million with a 6.50% fixed rate coupon issued by Telecom Italia Finance S.A. maturing April 2007, Telecom Italia Finance S.A. put into place for a total amount of €1,300 million:

•	IRS contracts for €850 million converting the fixed rate to semiannual floating rate based on Euribor;

•	an IRS contract for €450 million converting the fixed rate to a quarterly floating rate based on Euribor.

•

On the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, on the tranche maturing November 2008 of U.S.$1,000 million (€850 million), Telecom Italia S.p.A. put into place CCIRS transactions converting the annual fixed rate coupon interest of 4% in U.S.$ to quarterly EURIBOR floating interest rates.

•

On the bonds 1999/2009 of €1,500 million at a 5.15% fixed rate maturing February 2009, carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., Telecom Italia Finance S.A. put into place an IRS contract for €500 million converting the annual fixed rate of 5% to semiannual floating rate based on Euribor.

•

On the bonds 1999/2009 of €2,350 million at an annual 6.125% fixed rate with a step-up of +0.45% held by Telecom Italia Finance S.A., maturing July 2009, Telecom Italia Finance S.A. put into place IRS contracts for a total amount of €1,150 million converting the annual fixed rate of 6.125% to semiannual floating rate based on Euribor.

•

On the EIB loan in U.S.$180 million, maturing April 2007, Telecom Italia S.p.A. put into place a CCIRS for €150 million converting a quarterly floating interest rate in U.S. dollars LIBOR to a quarterly floating rate based on Euribor.

•

On the bonds 2001/2011 of €2,000 million at an annual 7% fixed rate issued by Telecom Italia Finance S.A. maturing April 2011, Telecom Italia Finance S.A. put into place an IRS contract for €100 million converting the annual fixed rate of 7% to semiannual floating rate based on Euribor.

•

On the bond issued by Telecom Italia S.p.A. issued in June 2004, in the principal amount of pounds sterling 850 million, maturing on June 2007, Telecom Italia S.p.A. put into place CCIRS for a total amount of €1,289 million converting the pounds sterling annual fixed rate of 6.375% to rate based on Euribor.

•

€171 million, related to the bonds 2002/2032 of Japanese yen 20 billion with a 3.55% fixed rate coupon maturing May 2032, originally issued by Olivetti Finance N.V.S.A., the following transactions was put into place:

•	an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in Japanese yen and pays a semiannual floating rate in Japanese yen; and

•	a CCIRS contract, related to Japanese yen floating rate intragroup loan, in which Telecom Italia S.p.A. receives six month LIBOR in Japanese yen and pays six month Euribor.

•

CCIRS transactions finalized by Telecom Italia Capital S.A. and amounting to €2,831 million related to the bonds issued by Telecom Italia Capital S.A. in October 2004 for a total of U.S.$3,500 million with conversion of U.S.$ fixed rate to the semiannual floating rate Euribor.

•

on the bonds 1986/2046 of Swiss francs 100 million (equal to €65 million at the €/Swiss franc exchange rate at June 30, 2005) at a 5.625% fixed rate maturing June 2046 carried by Telecom Italia Finance S.A. (originally issued by Olivetti International N.V.), Telecom Italia Finance S.A. entered into an IRS contract, with the same amount and maturity date, converting the annual fixed rate to a semiannual floating rate in Swiss francs.

Tab. 2 - Cash Flow Hedge Derivatives

Description	Equivalent notional amount	Mark to Market (Clean Price)
	(unaudited)
	(millions of Euro)
IRS transactions effected by Telecom Italia Finance S.A. maturing January 2006 on Telecom Italia Finance S.A. bonds of €1,100 million, originally issued by Olivetti Finance N.V.S.A. (2002-2006)	1,100	(3)

IRS transactions effected by Telecom Italia S.p.A. maturing March 2009 on bonds of €110 million issued by Telecom Italia S.p.A. (2004-2009)	110	(1)

IRS transactions effected by Telecom Italia S.p.A. maturing January 2010 on five-years tranche C relating to Term Loan for a total amount of €12,000 million finalized on December 2004 in connection to Cash Tender Offer by Telecom Italia for TIM shares	3,000	(59)

IRS transactions effected by Telecom Italia S.p.A. maturing November 2015 on bonds of €120 million issued by Telecom Italia S.p.A. (2004-2015)	120	(2)

CCIRS transactions finalized by Telecom Italia S.p.A. maturing November 2013 on ten-years tranche for a total amount of U.S.$2,000 million (€1,654 million at the €/U.S.$ exchange rate at June 30, 2005) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$4,000 million	1,709	(192)

CCIRS transactions finalized by Telecom Italia S.p.A. maturing December 2015 on bonds in the principal amount of £500 million (€742 million at the €/pounds sterling rate at June 30, 2005) issued by Telecom Italia S.p.A. in June 2005	751	(4)

CCIRS transactions finalized by Telecom Italia S.p.A. maturing October 2029 related to the “Dual-Currency” loan with a notional principal of Japanese yen 20 billion (€149 million at the €/Japanese yen rate at June 30, 2005) originally received by Olivetti International Finance N.V. and now held by Telecom Italia Finance S.A.	174	(54)

CCIRS transactions finalized by Telecom Italia S.p.A. maturing November 2033 on thirty-years tranche for a total amount of U.S.$1,000 million (€827 million at the €/U.S.$ exchange rate at June 30, 2005) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$4,000 million	849	(131)

Differential contract carried out by Telenergia S.r.l. for electric power purchase, maturing December 31, 2005	18	2

Total Cash Flow Hedge Derivatives	7,831	(444)

•	On the bonds 2002/2006 of €1,100 million at the quarterly floating rate issued by Telecom Italia Finance S.A. maturing January 2006, Telecom Italia Finance S.A. put into place:

•	IRS contracts for €900 million by which Telecom Italia Finance S.A. receives a quarterly floating rate and pays a 2.68% fixed rate; and

•	an IRS contract for €200 million by which Telecom Italia Finance S.A. receives a quarterly floating rate plus 1.25% and pays a 3.83% fixed rate.

•

On the bonds 2004/2009 of €110 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing March 2009, Telecom Italia S.p.A. put into place an IRS contract converting a quarterly floating rate based on EURIBOR to an annual fixed rate of 3.35%.

•

Relating to Term Loan for a total amount of €12,000 million finalized on December 2004 in connection to Cash Tender Offer by Telecom Italia for TIM shares, Telecom Italia S.p.A. put into place IRS contracts for a total amount of €3,000 million converting semiannual floating in euro relating to tranche C to an annual fixed rate of 3.088%, maturing January 2010.

•

On the bonds 2004/2015 of €120 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing November 2015, Telecom Italia S.p.A. put into place IRS contracts converting a quarterly floating rate based on EURIBOR to an annual fixed rate of 4.161%.

•

On the tranche maturing November 2013 for U.S.$2,000 million (€1,709 million) relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put into place CCIRS transactions maturing November 2013 converting an annual fixed rate in U.S.$ of 5.25% to an annual fixed rate in euro of 5.035%.

•

On the bonds 2005/2015 of £500 million (€751 million) issued by Telecom Italia S.p.A. in June 2005, Telecom Italia S.p.A. put into place CCIRS contracts converting a fixed rate of 5.625% in pounds sterling to a fixed rate in euro of 4.34%.

•

€174 million related to the “Dual Currency” loan with a notional principal of Japanese yen 20 billion and a 5% fixed interest rate with a step-up of plus 0.45% in U.S. dollars maturing October 2029, held by Telecom Italia Finance S.A. with €149 million at the €/U.S.$ exchange rate at June 30, 2005, for which the following was put into place:

•	an IRS in which Telecom Italia Finance S.A. converts the 5% fixed rate in U.S. dollars to the six month LIBOR in Japanese yen;

•	a CCIRS in which Telecom Italia S.p.A. receives six month LIBOR in Japanese yen and pays six month EURIBOR; and

•	an IRS in which Telecom Italia S.p.A. to convert the semiannual floating rate in euro to a 6.94% fixed rate up to maturity;

•

On the tranche of U.S.$1,000 million (€849 million) maturing November 2033 relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put into place CCIRS transactions converting fixed rate of 6.375% in U.S. dollars to fixed rate in euro of 6%.

•	Differential contract for €18 million, by which Telenergia S.r.l. set the price at 50€/MWh for part of the purchased electric power. The contract expires on December 31, 2005.

Tab. 3 - Non Hedge Accounting Derivatives

Description	Equivalent notional amount	Mark to Market (Clean Price)
	(unaudited)
	(millions of Euro)

Floating to floating IRS transactions finalized by Telecom Italia S.p.A.	94	1

IRS transactions maturing February 2009 by Telecom Italia Finance S.A. on bonds of €1,500 million carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V. (1999-2009)	500	2

IRS transactions effected by Telecom Italia Finance S.A. maturing July 2009 on Telecom Italia Finance S.A. bonds of €2,350 million, originally issued by Olivetti International Finance N.V. (1999-2009)	850	(12)

IRS transactions effected by Telecom Italia Finance S.A. maturing April 2011 on Telecom Italia Finance S.A. bonds of €2,000 million, originally issued by Sogerim S.A. (2001-2011)	350	(32)

IRS transactions effected by Telecom Italia Finance S.A. maturing April 2012 on Telecom Italia Finance S.A. bonds of €1,000 million, originally issued by Olivetti Finance N.V.S.A. (2002-2012)	450	20

IRS and CCIRS contracts finalized by Telecom Italia Finance S.A. on financial assets	186	(9)

Forward foreign exchange contracts finalized by Group companies	1,492	(4)

Total Non Hedge Accounting Derivatives	3,922	(34)

•

The floating to floating IRS transactions finalized by Telecom Italia S.p.A. for a notional amount of €94 million refer to indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the six month EURIBOR.

•

On the bonds 1999/2009 of €1,500 million at a 5.15% fixed rate maturing February 2009, carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., Telecom Italia Finance S.A. put into place an IRS contract for €500 million by which Telecom Italia Finance S.A. receives a semiannual EURIBOR and pays, up to maturity August 9, 2005, for €300 million a quarterly floating rate in NOK, set in arrears and for €200 million a fixed rate in euro of 2.66%. Subsequently and until maturity Telecom Italia Finance S.A. pays a quarterly floating rate in NOK, calculated on that notional amount of €500 million. Moreover, in the last two years, Telecom Italia Finance S.A. will receive these amounts if the 5-year swap rate in euro remains higher than the 1-year swap rate in euro.

•

On the bonds 1999/2009 of €2,350 million at an annual 6.125% fixed rate with a step-up of +0.45% held by Telecom Italia Finance S.A. (originally issued by Olivetti International Finance N.V.), maturing July 2009, Telecom Italia Finance S.A. put into place, with the same maturity dates, the following IRS transactions for totaling €850 million:

•

an IRS contract for €500 million by which Telecom Italia Finance S.A. receives a semiannual floating rate in euro and pays a semiannual rate in euro set in arrears with the following additional transactions:

•	purchase of a cap at 4.50% starting July 2005;

•	sale of a cap at 5.50% starting July 2005.

Moreover, in the last two years, Telecom Italia Finance S.A. will receive these amounts if the 5-year swap rate in euro remains higher than the 1-year swap rate in euro.

•

an IRS contract for €350 million converts the annual fixed rate of 6.125% to annual fixed rate of 5.41% until July 2005 and furthermore in fixed rate of 5.29% with the following additional transactions:

•	a further payment of a fixed rate of 6.125% to be computed for the length of the period in which the 2-years GBP swap rate will be greater than 5.275%;

•	sale of a knock-in floor on the semiannual floating rate in USD LIBOR starting January 2006, with an increasing strike from 3.10% to 3.25% and Knock-in with increasing rate from 2.60% to 3.10%.

Furthermore, starting July 2005, Telecom Italia Finance S.A. will receive these amounts as long as the 10-years swap rates in pounds sterling remain higher than 3.80%.

•

On the bonds 2001/2011 of €2,000 million issued by Telecom Italia Finance S.A. maturing April 2011, Telecom Italia Finance S.A. put into place IRS contracts for total €350 million converting the annual fixed rate of 7% to a quarterly EURIBOR in euro with the additional following transactions:

•

a further payment of a fixed rate of 7% to be computed for the length of the period in which the 10-years swap rate in euro will be less than 2.95% until April 2006 and less than 3.30% from April 2006 to the expiration date;

•	purchase of a cap at 3.75% on the quarterly EURIBOR;

•	sale of a cap at 5.75% on the quarterly EURIBOR; and

•	sale of a knock-in floor on the quarterly EURIBOR with increasing strike from 3.25% to 3.75% with knock-in increasing from 2.85% to 3.35%.

•	On the bonds 2002/2012 of €1,000 million with a 7.25% fixed rate issued by Telecom Italia Finance S.A. maturing April 2012, the Group entered into the following transactions totaling €450 million:

•	an IRS contract for €300 million converting the annual fixed rate to a quarterly floating rate in Canadian dollars with the further following operations:

•	purchase of a cap on 3-month Canadian dollars libor with a strike of 4.5%;

•	selling of a cap on 3-month Canadian dollars libor with a strike of 6.5%.

Furthermore, during the last 4 years, the cash in-flows to be received by Telecom Italia Finance S.A. will be active as long as the 10-years euro swap rate will be higher than the 2-years euro swap rate.

•

IRS contract with a €150 million converting the annual fixed rate to a fixed rate of 6.35%. The cash in-flows to be received during the last 5 years will be active as long as the 5-years U.S.$ swap rate will be higher than 5-years euro swap rate less a spread of 0.20%.

•

Derivative financial instruments on financial assets for a total amount of €186 million put into place by Telecom Italia Finance S.A. for IRS contracts of €125 million in which Telecom Italia Finance S.A. converting a fixed rate of 6.035% to floating rate in euro and CCIRS contracts for €61 million converting semiannual floating rate in U.S.$ LIBOR to semiannual floating rate EURIBOR.

•	Forward foreign exchange contracts for an equivalent amount of €1,492 million are composed by:

•	Transactions finalized by Telecom Italia S.p.A. for €312 million;

•	Transactions finalized by Telecom Italia Finance S.A. for €319 million;

•	Transactions finalized by Telecom Italia Capital S.A. for €1 million;

•	Transactions finalized by Olivetti S.p.A. for €3 million;

•	Transactions finalized by TIM S.p.A. for €183 million;

•	Transactions finalized by Telecom Italia Sparkle S.p.A. for €45 million;

•	Transactions finalized by TIM Perù S.A.C. for €48 million;

•	Transactions finalized by Maxitel S.A. for €52 million;

•	Transactions finalized by TIM Celular S.A. for €485 million; and

•	Transactions finalized by TIM Participacoes S.A. for €44 million.

In the table below we report the derivative financial instruments performed by the Telecom Italia Group, with breakdown by type:

Type	Hedged risk	Notional amount	Mark to Market Spot (Clean Price) as of June 30, 2005	Mark to Market Spot (Clean Price) as of December 31, 2004 (*)
		(unaudited)
		(million of Euro)
Interest Rate Swaps	Interest Rate Risk	3,115	94	46
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	5,291	(13)	(599)

Total Fair Value Hedge Derivatives		8,406	81	(553)

Interest Rate Swaps	Interest Rate Risk	4,330	(65)	(1)
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	3,483	(381)	(665)
Commodity Swap	Commodity Risk	18	2	—

Total Cash Flow Hedge Derivatives		7,831	(444)	(666)

Total Non Hedge Accounting Derivatives		3,922	(34)	27

Total Telecom Italia Group Derivatives		20,159	(397)	(1,192)

(*)

Mark to markets as of December 31, 2004 were determined based on the same scope of consolidation and excluding the effects arising from the transactions that were closed in advance between December 31, 2004 and June 30, 2005. Such effects resulted in an outflow of cash of €37 million.

As of June 30, 2005, the Reserve for fair value adjustments of cash flow hedge instruments was negative for €279 million.

NOTE 23 - FINANCIAL ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES

Financial assets pledged as collateral for financial liabilities are the following:

•

No. 1,337,542,453 TIM Perù shares, held by TIM International, are pledged to guarantee a loan granted to the company International Finance Corporation (IFC); the fair value of such guarantee should be estimated to approximately €329 million; and

•

No. 2,923,168 Digitel shares, held by TIM International, are pledged to guarantee a credit facility granted to the company in 2002; the fair value of such shares should be estimated to approximately €163 million.

NOTE 24- COMMITMENTS AND POTENTIAL LIABILITIES

a) Disputes, Litigations and Legal Proceedings Pending

An update of the status of the principal disputes, litigations and legal proceedings involving the Telecom Italia Group compared to the situation disclosed in our 2004 Form 20-F is presented below. Except where specifically indicated, the Telecom Italia Group did not make any provisions in its reserves for future risks and charges because of the absence of defined and objective elements and/or because a negative outcome to the litigation is not considered probable.

Poste Italiane

Appeals are pending against the Rome Court’s rulings in favor of the Company regarding payments for the disputed supply of products and services by Olivetti to Poste Italiane (the compensation sought amounts to approximately €50 million). The cases involve events dating back to the late 1980s/early 1990s. A specific reserve is recorded in the unaudited interim consolidated financial statements.

Personal Computer Business

In connection with the disposal by Olivetti of its personal computer business in 1997, lawsuits brought by the following parties, among others, are pending before the Ivrea Court:

•	by Centenary Corporation and Centenary International (purchasers of the business) for damages estimated at approximately €130 million;

•

by ex-employees of OP Computers S.p.A. (the special-purpose entity to which the business was transferred pending the sale) to have the contracts relating to the disposal of the business declared null and void and to obtain their reinstatement as employees of Olivetti with payment of salary differences and damages amounting to approximately €212 million. In June 2004 an initial ruling was handed down in favor of Telecom Italia. Telecom Italia’s financial statements continue to include a specific reserve.

Galactica

In 2001 and 2002 a complex dispute arose with the Internet Service Provider Galactica S.p.A. (now ServInternet S.p.A., in liquidation) over the failure to renew an agreement for testing a flat-rate Internet access service. ServInternet S.p.A. has claimed damages of approximately €90 million.

Teleque Communications

In November 2002, Teleque Communications S.p.A., a company operating in the field of prepaid cards for international telephone services, brought an action against Telecom Italia before the Rome Court of Appeals for alleged unfair trade practices, claiming damages of €65 million.

In particular, Teleque Communications (which went bankrupt in December 2003) claimed that Telecom Italia had gained a competitive advantage by imposing additional costs on the supply of interconnection services that it did not charge to its own final customers for prepaid international services.

Cecchi Gori

In connection with the complex legal dispute initiated by the Cecchi Gori group against Seat (now Telecom Italia Media), the following cases remain pending in the ordinary courts:

•	before the Rome Court of Appeals:

•

appeal by the Cecchi Gori group against the decision which rejected its request to find the August 11, 2000 resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications (now Holding Media Communications, which controls the television broadcaster “La7”) null and void. The resolution regards certain amendments to the company’s bylaws;

•

appeal by the Cecchi Gori group against the decision which rejected the request for annulment of the resolutions approving the financial statements and related balance sheet of Cecchi Gori Communications for the year ended December 31, 2000 on the grounds that Seat was not entitled to vote the shares owned by Cecchi Gori Media Holding pledged to it and for the alleged excess and abuse of power by Seat. In view of the losses shown in the balance sheet at that date, the shareholders’ meeting of April 27, 2001 wrote off and then recapitalized the share capital of Cecchi Gori, which was entirely subscribed only by Seat;

•	before the Milan Court:

•

claim for damages caused as result of the alleged illegal conduct by Seat and the directors which it appointed to the board of Cecchi Gori Communications. Such conduct was allegedly aimed at removing the majority shareholder, Cecchi Gori Media Holding;

•	before the Milan Court of Appeals:

•

appeal against the decision rejecting the request for annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Gori Media Holding were pledged to Seat.

Vodafone

In July 2003, Telecom Italia initiated an arbitration proceeding with Vodafone to obtain damages (for a total amount of approximately €38.7 million) in relation to the mobile operator’s decision to bar its customers from access to the Company’s “12” information services between August 2002 and April 2003. Vodafone contended that its conduct was lawful and filed a counterclaim for an identical amount.

In May 2005, the parties reached an agreement under which Vodafone paid approximately €7 million to Telecom Italia.

Fastweb

In an arbitration procedure requested by the telecommunications operator Fastweb, it alleges non-fulfillment by Telecom Italia of a contract to provide disaggregated access services to the local network, claiming in particular that Telecom Italia provided incorrect information as to the state of the network and challenging its rejection of Fastweb’s requests for unbundling (in approximately 17,000 cases compared to approximately 400,000 requests successfully satisfied). Fastweb is seeking damages of €150 million. Telecom Italia has requested the total rejection of Fastweb’s demands based on the inaccurate and generic nature of its claims.

Tele2

At the end of June 2005, the telecommunications operator Tele2 brought a lawsuit against Telecom Italia before the Milan Court of Appeals for alleged abuse of a dominant position in the markets for fixed voice telephony access and services, objecting specifically to the “Hello gratis” offer which contemplates a 90-minute period of free calls.

In seeking damages of over €100 million, Tele2 maintains that the offer will take traffic away from competitors, since users would be induced to take advantage of the free calls opportunity regardless of their existing contracts with other operators. Tele2 also claimed the offer allegedly hinders the use of comparative advertising, since it would prevent a direct, consistent comparison with telephone rates per minute offered by other operators.

* * *

A petition is also pending before the Milan Court of Appeals for urgent measures against Telecom Italia filed by Tele2 for abuse of a dominant position in the market for broadband data access, with a request for damages to be quantified during the course of the case.

In particular, Tele2 objects to the allegedly abusive conduct of Telecom Italia in relation to an agreement of August 2004 to provide ADSL wholesale service, whereby Tele2, using the Telecom Italia network, is able to provide broadband data access services to its final customers. The economic conditions of that service are alleged to be abusive due to the fact that, in addition to an activation charge, they require payment of a monthly charge which covers five hours of traffic. This allegedly is a disguised imposition on the other licensed operators of an improper minimum purchase obligation, designed purely to exclude such other operators from the market.

* * *

In July 2005, Tele2 also served Telecom Italia with an additional urgent petition alleging an abuse of a dominant position in the market for broadband data access services using ADSL technology. The claimed abuse is alleged to consist of (i) improper activation of such services for users who have not requested them, allegedly done to prevent Tele2 from offering its own ADSL services, and (ii) a delay in deactivating such improperly activated ADSL services.

* * *

An action by Telecom Italia against Tele2 and its Swedish parent company, Tele2 AB, is pending before the ordinary courts of Milan for unfair trade practices (related to the comparative advertising campaigns promoted by Tele2), seeking damages of at least €200 million.

Tele2 has presented a counterclaim in such action seeking to establish that the conduct of Telecom Italia (in particular, the free calls period in the above-described “Hello gratis” offer) constitutes a case of extracontractual liability. In essence, it has reiterated the arguments presented before the Milan Court of Appeals, as described above, and, pending a decision in that case, has asked the court to suspend the suit brought by Telecom Italia and to impose on Telecom Italia the same damages payable in the case pending before the Milan Court of Appeals.

Wind

The so-called “interconnection agreement”, in effect since 1998 between TIM (now Tim Italia) and Wind, governs the economic conditions of the termination service on the TIM network of calls generated by the Wind mobile network and vice-versa (so-called “mobile-mobile termination”), as well as termination on the TIM network of calls generated by the Wind fixed network (so-called “fixed-mobile termination”). While the fees agreed for the fixed-mobile termination service were subsequently the subject of numerous actions by the National Regulatory Authority, which introduced specific rates, those for mobile-mobile termination remained freely negotiable by the parties.

Wind recently objected to the fee due contractually to Tim Italia for the mobile-mobile termination service, recalculating it and unilaterally making its recalculation retroactive to June 1, 2003, as well as consequently making the claimed adjustment in its subsequent payments. Tim Italia challenged Wind’s claim and after an attempt at conciliation requested the arbitration procedure contemplated in the interconnection agreement.

Meanwhile, through a petition to the National Regulatory Authority, Wind invoked a specific procedure for resolving controversies related to interconnection. This procedure obliges the parties, should they fail to reach an understanding within 45 days, to separately present a plan of agreement to the offices of the Authority, which is empowered to issue a non binding decision within 90 days thereafter and, should the parties fail to accept it, to issue a binding decision.

During the first hearing at the Authority, Tim Italia requested the suspension of this procedure since the arbitral panel has exclusive jurisdiction over all controversies arising under the interconnection agreement. After the conciliation attempt requested by the Authority failed to produce a settlement, the parties deposited their respective arguments with the Authority.

Meanwhile, the Authority adopted a temporary injunction with regard to the highest prices that can be applied to “mobile-mobile terminations”; it extended the principle of tariff reductions already applied in “fixed-mobile terminations” to “mobile-mobile terminations” for the period September 1, 2005 to January 31, 2006. Tim Italia filed an appeal against the Authority’s decision.

II Numero Italia

In August 2005, Il Numero Italia S.p.A. filed an urgent petition before the Milan Court against Telecom Italia for alleged violations of regulations related to directory information services. The Court accepted the petition, and required Telecom Italia to desist from any reference, through its “12” and “412” directory information services, to the new numbers for calling subscriber information services.

In July 2005, Telecom Italia petitioned the Milan Court to order Il Numero Italia to terminate the advertising campaign it launched to publicize its directory information services provided via the telephone number “892.892”. Telecom Italia claims that the campaign violates the laws concerning misleading advertising and is an unfair trade practice. Telecom Italia believes that the advertising messages give the impression that the “12” service (operated exclusively by Telecom Italia) and the “412” service (operated by Telecom Italia and the principal mobile operators) will no longer be available, while in reality they can shortly be accessed using different numbers. Furthermore, such services are publicized in the campaign in a manner that disparages Telecom Italia and generates confusion as to the provider of the “892.892” service: By making reference to the “12” and “412” services, the advertising message creates the impression that Telecom Italia is advertising this new service as its own.

Universal Service

As a consequence of the complex actions taken by some operators against the National Regulatory Authority’s decisions concerning the universal service net cost-sharing mechanism, the following cases remain pending:

•

the petition submitted by Vodafone to the Regional Administrative Court (TAR of Lazio) for annulment of the decision of the Authority which in renewing the order concerning the application of the universal service net cost-sharing mechanism for 1999, calculated the amount of Vodafone’s contribution;

•

the petitions submitted respectively by Vodafone to the Regional Administrative Court (TAR of Lazio) and by Wind to the Head of State for annulment of the decision governing the same cost-sharing mechanism for 2000. Vodafone has requested that the issue be referred as a preliminary matter to the European Court of Justice for a ruling on the interpretation of the Community directives;

•

the petitions by Vodafone to the Regional Administrative Court (TAR of Lazio) for annulment of the communications of the Ministry of Communications which requested Vodafone to pay the contributions for the financing of the universal service, as determined by the National Regulatory Authority for the years 2000 and 2002.

Levy pursuant to Article 20.2 of Law No. 448/1998

Petitions by Telecom Italia and TIM (now Tim Italia) are still pending before the Regional Administrative Court (TAR of Lazio) to obtain a ruling on the right not to pay any additional amount as a license fee for 1998 and to obtain restitution of the €529 million already paid. The request is based on the illegitimacy of the provisions of Article 21 of Presidential Decree No. 318/1997 that maintained the license fee in effect even after Directive 97/13/EU came into force and the time limit for its introduction into Italian law had expired. The European Court of Justice, by its ruling of September 18, 2003, has already found that the levy is incompatible with Community law.

* * *

Also pending is an appeal submitted by Telecom Italia to the Regional Administrative Court (TAR of Lazio) for cancellation of the communication issued by the Ministry of Communications dated July 9, 2003 in which the Ministry challenged the exclusion of several items of revenue used for the basis of the assessment for the license fee for 1997 and 1998. The adjustment resulting from the recalculation would amount to €31 million for 1997 and €41 million for 1998. The petition follows others that Telecom Italia had already lodged concerning the license fee computation method in connection with the gradual liberalization of the telecommunications sector. A reserve for these disputes has been set aside in the financial statements.

Lastly, an appeal by TIM is pending before the Regional Administrative Court (TAR of Lazio) against the ministerial decisions regarding the calculation of the license fee for the years 1995, 1996, 1997 and 1998. The amounts in dispute are set aside in a reserve in the financial statements.

Directory Information Services

At the end of December 2004, Telecom Italia petitioned the Regional Administrative Court (TAR of Lazio) to nullify, with prior suspension, the decision of November 2004 (No. 15/04/CIR) by which the National Regulatory Authority regulated the procedure for assigning, and the rights for using, the numbers assigned to directory information services, supplementing its previous decision of July 2003. This latter decision had amended the numbering plan in the telecommunications sector by establishing that numbers “12XY” would be assigned to the directory information services. This means that these services will have numbers composed of the digits “12” followed by two more digits, distinctive for each operator. The initial measure had deferred to a subsequent measure the definition of an implementation timetable, the subjective requirements for the rights of use and the procedure for assigning the numbers reserved to the directory information services.

Under its decision No. 15/04/CIR, the National Regulatory Authority, in effect, regulated the procedure for assigning the rights of use of the new numbering system “12XY”, giving the timetable for the start of the sale of the corresponding services and the end of the “old” numbering systems: “12” from October 1, 2005 and “412” from December 1, 2005. The decision also regulates the procedure for communicating this change to customers and the obligation to deliver a message to users who select the number 12 that indicates, in an unbiased manner, the possibility of accessing the services of the new “12XY” numbering system.

In Telecom Italia’s view, the required procedure is discriminatory, since it is not permitted to freely publicize the new numbers, resulting in substantial financial damage, including that associated with the foreseeable effect of shifting customers toward the numbers of other operators.

The restrictions imposed upon Telecom Italia in this regard were confirmed by decision No. 21/05/CIR dated June 16, 2005 entitled “Order to the company Telecom Italia to comply with the provisions of article 5 of decision No. 15/04/CIR”. Under this decision, the National Regulatory Authority also stated that the messages regarding the “12” and “412” services must not contain indications of any specific new numbering system assigned to Telecom Italia.

Non-observance of this order was notified to the Company by an act dated August 23, 2005.

Alleged violations of Antitrust law

On November 16, 2004, the Antitrust Authority issued a decision concluding its proceeding A 351 (opened on June 5, 2003) by finding that Telecom Italia had abused its dominant position in violation of Article 3 of Law No. 287/1990. Between 2001 and the date of the decision, the Antitrust Authority determined that Telecom Italia had abused its dominant position by:

a)

applying contractual conditions to corporate users containing exclusive agency clauses, penalties for failure to fulfill spending targets and clauses permitting it to match a competing offer made to its customer; and

b)

establishing economic and technical conditions for business customers that competitors could not replicate and that constituted discriminatory practices in the relevant markets for intermediate services insofar as Telecom Italia applied economic and technical conditions to its competitors that were discriminatory compared with those it applied to its own commercial divisions.

Consequently, the Antitrust Authority imposed a €152 million fine on Telecom Italia and ordered the Company to cease immediately from the competition-distorting conduct referred to above.

Telecom Italia lodged an appeal against the Antitrust Authority’s decision with the Regional Administrative Court (TAR of Lazio). In its appeal, Telecom Italia argued that the Authority’s decision was based on an investigation that failed to establish the facts of the Company’s responsibility for the alleged abuse of dominant position. In particular, the Company contested the obligation to refer to the interconnection price list in preparing offers to large customers, the Antitrust Authority’s failure to identify large customers as a separate relevant market, its failure to consider both the change in the applicable legislation and the remedies offered by Telecom Italia during the investigation.

In May, the court issued its decision largely upholding the appeal and revoking the fine. The Authority has appealed. Telecom Italia has in turn presented an incidental appeal in respect of the part of the decision that did not accept a series of its appeals against the ruling. Until the appeals are decided, the provision already set aside by Telecom Italia remains.

* * *

Acting on a complaint filed by competing operators, in 2003 the National Regulatory Authority cited Telecom Italia for pursuing commercial strategies detrimental to the development of the market and initiated sanction procedures. Such actions and the subsequent resolutions have been challenged; the appeals are pending before the Regional Administrative Court (TAR of Lazio).

Mediterranean Nautilus

The arbitration commenced in October 2003 by FTT Investments B.V. (“FTT”) (the minority shareholder of Mediterranean Nautilus S.A.) for cancellation of the agreement signed in March 2001 with Telecom Italia International, Telecom Italia and Mediterranean Nautilus S.A. for the sale by Telecom Italia International to FTT of 30% of the shares of Mediterranean Nautilus S.A. was settled on June 16, 2005. Telecom Italia established a reserve in its consolidated financial statements for the year ended December 31, 2004 in relation to the probable effects of the settlement. See “Recent Developments” above for the terms of the reorganization effected by the settlement.

Brazil

On April 28, 2005, the parties reached a settlement in a series of disputes between Telecom Italia/Telecom Italia International, respectively, and

•	Brasil Telecom for the alleged mismanagement on the part of the Group of extraordinary transactions of Brazil Telecom;

•

Techold and Timepart, shareholders with Telecom Italia International in Solpart Participações (parent company Brasil Telecom through Brasil Telecom Participações) as well as Solpart itself, Brasil Telecom Participações and Brasil Telecom, with regard to the August 27, 2002 agreement concerning the temporary reduction of Telecom Italia’s stake in the ordinary share capital of Solpart from 37.29% to 19%, the temporary suspension of its governance rights and the option to repurchase said stake.

In a case before the Rio de Janeiro Court, certain indirect shareholders of Techold have challenged the validity of the settlement and succeeded in preventing confirmation. The matter is currently pending.

***

On May 5, 2005, certain indirect shareholders of Solpart filed for a temporary injunction before the Rio de Janeiro State Court to suspend execution of the modification to the shareholders agreement among the shareholders of Solpart (Telecom Italia International, Techold and Timepart), signed on April 28, 2005, and to suspend execution of any other act that would allow parties controlled by the Telecom Italia Group to appoint or remove directors of Brasil Telecom or entities controlled by it.

The judge granted a temporary injunction against the effects of the change to the shareholders agreement and the case is pending trial.

***

On June 30, 2005, Telecom Italia International filed for a temporary injunction against certain indirect shareholders of Solpart, as well as Techold, Timepart, Brasil Telecom Participações and Brasil Telecom, to suspend the efficacy of the shareholders agreement of Zain, the indirect parent company of Techold, in which Brazilian pension funds and investment funds controlled by Citigroup are shareholders, and the put agreement between said pension and investment funds. Telecom Italia International claims such agreements violate the existing shareholders agreement with regard to the rules governing transfer of direct and indirect investments in Solpart.

Telecom Italia International obtained a temporary injunction to prohibit the sale of the relevant shares to third parties and the case is pending trial.

***

On August 1, 2005, Telecom Italia International filed a demand for arbitration with the International Chamber of Commerce of Paris in London against Techold, claiming that various provisions of the Solpart shareholders agreement had not been fulfilled and consequently requesting compensation for damages. Telecom Italia International also requested the arbitration ascertain the validity of the above-mentioned modification to the shareholders agreement signed by the parties on April 28, 2005 and thus issue a declaratory judgment affirming Telecom Italia International’s right to purchase the shares in Solpart held by Techold.

***

On May 5, 2005, certain indirect shareholders of Brasil Telecom obtained a temporary injunction against Telecom Italia International, TIM International, TIM Brasil, various companies of the Opportunity Group, Invitel, Techold, Timepart, Solpart, Brasil Telecom Participações, Brasil Telecom and Brasil Telecom Celular, aimed at preventing the continuation of the process to merge Brazil Telecom Celular into TIM Brasil, in accordance with the agreement signed between the two companies on April 28, 2005.

Telecom Italia International, TIM International and TIM Brasil have filed their defense on a timely basis claiming that the allegations are unfounded both in fact and at law. A decision in the case is pending.

***

In January 2004, Tim Telecomunicações Installações e Montagem Ltda, a Brazilian company that supplies and installs telecommunications equipment, cited TIM Brasil, TIM (now Tim Italia) and Brazil’s National Institute for Patent Rights before the Federal Court of Rio de Janeiro to secure the cancellation of the trademark registrations bearing the name “TIM” that had been granted to the Group between 2000 and 2003 and to prohibit their use in Brazilian territory. Tim Telecomunicações Installações e Montagem Ltda (which affirms its ownership of exclusive rights to the name “TIM” based on the fact that its corporate name was registered at an earlier date), has petitioned for damages equal to 10% of the revenues produced by the companies controlled by TIM in Brazil from the start of their activities there and for a temporary injunction against the use of the trademark, until the case is decided.

TIM has disputed the claims of the Brazilian company on the basis that there is no risk of confusion as the parties operate in different sectors. The claimant applied to register the trademark “TIM” under the business sector “telecommunications” without having ever operated in that business sector and only after the same trademark was already being used and had been filed by the Telecom Italia Group.

In declaring the hearing stage of the case closed, the judge decided against the issue of a temporary injunction.

ETEC S.A.

In the second half of 2002, Banco Nacional de Comercio Exterior (“Bancomext”) charged Etec S.A. (in which Telecom Italia International holds a 27% interest) and Telan (majority shareholder of Etec S.A., controlled by the Cuban

Government) with failure to fulfill alleged payment and guarantee obligations – in an amount of U.S.$300 million - established in a series of agreements signed between Etec S.A., Telan, BanCuba (Central Bank of Cuba), Intesa BCI and Bancomext.

These charges were the subject of ordinary action brought by Bancomext before the Italian courts as well as an international arbitration requested by Telan and Etec S.A.

The arbitral panel issued its award on August 5, 2004, on the basis of which:

•	it accepted the defense of Etec S.A. that it is neither debtor toward Bancomext nor guarantor of Telan;

•

despite the foregoing, Etec S.A. is not exonerated from its obligations deriving from the financing contract and Etec S.A. therefore remains obliged to fulfill its obligations toward Bancomext and, more specifically, to re-establish the procedure for the payment of dividends owed to Telan, aimed at the satisfaction of Bancomext. This award is effective retroactively and requires Etec S.A. to pay Bancomext an amount of around U.S.$147 million.

Etec S.A. filed an appeal before the Paris Court of Appeals to nullify the award which, in the meantime, the Rome Court of Appeals (at the request of Bancomext) declared to be enforceable in Italy.

On May 3, 2005, Bancomext served the award on Etec S.A. and Telan along with a summons to pay an amount equal to the dividends to be distributed to Telan since April 2002. The executive proceedings undertaken by Bancomext against Telecom Italy, TI Sparkle and TIM were suspended, since Etec S.A. objected to recognition of the enforceability of the award in Italy.

In the meantime, Telecom Italia International (which has a letter from the Cuban government relieving it of any possible detrimental consequences arising from the award) has asked the Cuban government, Bancuba and Telan to take every necessary step to avoid harmful consequences for its affiliate Etec S.A., while reserving its right to take every protective measure.

Telecom Italia France

France Telecom brought an action before the Commercial Court of Paris against Telecom Italia France claiming damages allegedly derived from unfair trade practices.

Telecom Italia France requested suspension of the proceedings until completion of the preliminary investigation currently pending before the district attorneys of Marseilles and Lyons for alleged illegalities in concluding contracts with final customers, initiated by complaints filed by consumers.

b) Employee benefit obligations under Law No. 58/1992

Pursuant to Law No. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as of February 20, 1992, as well as for all employees transferred from the Public Administration to the former Iritel, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT) which on January 1, 2000 became part of the general Employees Pension Fund.

At the present time, the amount of the liability can be estimated only roughly due to disagreements with the National Social Security Institute (Istituto Nazionale della Previdenza Sociale – INPS) relating to the manner in which to calculate the amount due and the fact that at June 30, 2005 INPS had not yet notified the Company of all the positions to be unified.

The dispute with INPS concerns the application of the criteria established by the preceding Law No. 29/1979 for those employees (except for employees of the former Iritel) who had already applied for benefits pursuant to this law and still not processed by INPS. The parties have agreed that the differences in interpretation shall be settled through test appeals before the ordinary magistrate, with recourse to the Court of Appeals being waived for a final determination of the law in question. While proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

The amounts due were calculated by the INPS and are to be paid in 15 equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.

The principal amount of the liability attributable to Telecom Italia as of June 30, 2005 was €1,108 million recorded under “amounts due to social security authorities” item. The accrued interest, not yet paid, was €43 million. Therefore, the total amount of such liability was equal to €1,151 million, of which €212 million was recorded under current liabilities.

c) Commitments and other guarantees

As of June 30, 2005, the Group has given guarantees, net of counter-guarantees received of €414 million, amounting to €657 million and mainly related to sureties provided by Telecom Italia on behalf of affiliated companies (of which €205 million are on behalf of Avea) and others for medium/long-term loan transactions.

Purchase and sale commitments, as of June 30, 2005, amounted to €267 million and €36 million, respectively, which referred to commitments, not yet fulfilled, which do not fall within the normal “operating cycle” of the Group.

In particular, purchase commitments referred mainly to:

•

the purchases commitments signed by La7 with Elefante TV S.p.A. on April 29, 2005 in order to take over the business segment composed of the television station with the aim of expanding the broadcasting capacity of its television networks; La7 also reached an another agreement for the purchase of radio and television equipment and the relative frequencies of the local Delta TV station. The total amount of such purchase commitments was €120 million; and

•	orders to suppliers of Telenergia (€99 million) relating to the energy supply agreements reached with the Società Endesa Italia for the three-year period 2004-2006.

Sale commitments mainly referred to commitments of Telecom Italia for the sale to the COS Group of the residual stake held in Finsiel (19.9%) for a consideration of €29 million by December 31, 2006, as well as for the sale of the investment in LI.SI.T. to Lombardia Informatica for €2 million, at the maturity of the contract (September 15, 2009).

Furthermore, as of June 30, 2005, the consolidated companies of the Group issued patronage letters totaling €142 million chiefly on behalf of affiliated companies to guarantee insurance polices, lines of credit and overdraft arrangements. Guarantees provided by others for obligations of Group companies, which consisted primarily of sureties to guarantee the proper performance of contractual obligations, which amounted to €1,337 million, of which €1,314 million referred to Telecom Italia.

The increase from €839 million at December 31, 2004 to €1,314 million as of June 30, 2005, was related to sureties issued by BBVA and San Paolo IMI provided on behalf of BEI for loans made by BEI for TIM Mobile Network Project.

NOTE 25- REVENUES

Revenues amounted to €14,692 million in the six months ended June 30, 2005, an increase of €724 million or 5.2% compared to the six months ended June 30, 2004. Such increase reflected the positive trend of revenues generated by services offered by Wireline and Mobile (a total increase of €826 million compared to the six months ended June 30, 2004).

The breakdown of revenues by Business Unit for the six months ended June 30, 2004 and 2005 is the following:

	Wireline (1) (2)	Mobile	Media(1)	Olivetti(3)	Other Activities (2)(4)	Elimination and consolidation adjustments	Consolidated
	(Unaudited)
	(millions of Euro)
Revenues:
• Third parties	7,835	5,533	154	285	161	—	13,968
• Intersegment (5)	823	118	3	13	683	(1,640)	—

Six months ended June 30, 2004 (6) (7)	8,658	5,651	157	298	844	(1,640)	13,968

	Wireline (1) (2)	Mobile	Media(1)	Olivetti(3)	Other Activities (2)(4)	Elimination and consolidation adjustments	Consolidated
	(Unaudited)
	(millions of Euro)
Revenues:
• Third parties	8,093	6,101	151	196	151	—	14,692
• Intersegment (5)	751	147	3	27	657	(1,585)	—

Six months ended June 30, 2005 (6)	8,844	6,248	154	223	808	(1,585)	14,692

(1)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Tin.it and Matrix); as a result of this, the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations in the Media Business Unit.

(2)

The operating activity, IT Group, is no longer presented since it is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom in Telecom Italia which took place at the end of 2004.

(3)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A..

(4)

Other Activities are principally constituted by the functions and by the companies which provide centralized services to the Group (R&D, real estate, training, audit and financial services) as well as the Corporate Functions. Furthermore, Other Activities comprise the foreign activities not included in the Business Units (the consolidated subsidiary Entel Bolivia and the associates Telecom Argentina and Brasil Telecom).

(5)	Intersegment sales consists of sales made between consolidated subsidiaries of the Group belonging to different segments.

(6)	All financial data exclude those relating to the consolidated companies considered as discontinued operations/assets held for sale.

(7)	The data relating to the six months ended June 30, 2004 have been reclassified and presented consistent with the first half of 2005 presentation.

Foreign revenues amounted to €2,757 million in the first half of 2005 (€2,213 million in the first half of 2004). The table below sets forth, for the periods indicated, consolidated revenues by geographic area and the percentage of total consolidated revenues.

Geographic Area	Six months ended June 30,
	2004		2005
	(Unaudited)
	(millions of Euro, except percentages)
		%		%
Italy	11,755	84.2	11,935	81.2
Rest of Europe	825	5.9	948	6.5
North America	238	1.7	191	1.3
Central and South America	962	6.9	1,430	9.7
Australia, Africa and Asia	188	1.3	188	1.3

Total consolidated revenues	13,968	100.0	14,692	100.0

NOTE 26- OTHER INCOME

Other income amounted to €224 million in the six months ended June 30, 2005, an increase of €47 million or 26.6% compared to the six months ended June 30, 2004.

The table below sets forth, for the period indicated, other income broken down by major components:

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Operating grants	3	3
Release of provisions	8	8
Penalties from late collections of telephone bills	42	49
Capital grants	26	20
Miscellaneous income	53	68
Other items	45	76

	177	224

NOTE 27 – PURCHASES OF MATERIALS AND EXTERNAL SERVICES

Purchases of materials and external services amounted to €6,116 million in the six months ended June 30, 2005, an increase of €347 million or 6.0% compared to the six months ended June 30, 2004.

The table below sets forth, for the period indicated, purchases of materials and external services broken down by major components:

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Purchases of raw materials and merchandise	1,066	1,118
Costs of services	4,291	4,476
Rents	412	522

	5,769	6,116

In the six months ended June 30, 2005, rents include €404 million of lease payments (€292 million in the six months ended June 30, 2004).

NOTE 28 – PERSONNEL COSTS

Personnel costs amounted to €1,919 million in the six months ended June 30, 2005, an increase of €27 million or 1.4% compared to the six months ended June 30, 2004.

The table below sets forth, for the period indicated, personnel costs broken down by major components:

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Wages and salaries	1,313	1,343
Social security contributions	407	412
Severance indemnities	91	79
Other personnel costs	27	19

	1,838	1,853
Miscellaneous charges for personnel and other labour services received	54	66

	1,892	1,919

Wages and salaries and social security contributions amounted to €1,755 million in the six months ended June 30, 2005, an increase of €35 million or 2.0% compared to the six months ended June 30, 2004, due to the increase in wages and salaries and other related charges as established by the Collective National Labour Contract (an increase of 2.9%) partially offset by the effect of the reduction in the average number of employees (from 78,344 units during the six months ended June 30, 2004 to 77,670 units during the six months ended June 30, 2005).

Severance indemnities amounted to €79 million in the six months ended June 30, 2005, a decrease of €12 million or 13.2% compared to the six months ended June 30, 2004. Such decrease was due to the discount effects relating to the calculation of employee severance indemnities reserve.

In the six months ended June 30, 2005 miscellaneous charges for personnel and other labour services received include:

•	€48 million related to voluntary redundancy incentives;

•	€12 million related to remuneration of personnel who are not employees and held senior management positions in the companies of the Group; and

•	€6 million related to the measurement of stock option assignments and non-monetary benefits assigned to employees.

As of June 30, 2005, the Telecom Italia Group employees were 82,397 units (excluding 824 units related to assets held for sale/discontinued operations), compared with 80,799 units at December 31, 2004 (excluding 10,573 units related to assets held for sale/discontinued operations). The rise of 1,598 units was due to an increase of 1,573 units reflecting turnover and an increase of 25 units due to the change in the scope of consolidation referring to the purchase of Liberty

Surf Group (an increase of 614 units) and the sales of Televoice (a decrease of 169 units), Innovis (a decrease of 222 units), Cell-Tell (a decrease of 112 units) and Databank (a decrease of 86 units).

The table below sets forth, for the periods indicated, the number of employees of the Telecom Italia Group by Business Units.

	As of
	December 31, 2004	June 30, 2005
Wireline	53,428	54,637
Mobile	18,034	19,013
Media	1,228	1,039
Olivetti	2,108	1,809
Other Activities	6,001	5,899

	80,799	82,397

In the six months ended June 30, 2005 the equivalent average number of employees was 77,670 units (excluding employees related to assets held for sale/discontinued operations) compared to 78,344 in the six months ended June 30, 2004. The breakdown by category is as follows:

	Six months ended June 30,
	2004	2005
Executives	1,606	1,558
Middle management	4,602	4,704
White collars	71,184	70,631
Blue collars	952	777

	78,344	77,670

NOTE 29 – OTHER OPERATING EXPENSES

Other operating expenses amounted to €650 million in the six months ended June 30, 2005, an increase of €102 million or 18.6% compared to the six months ended June 30, 2004.

The table below sets forth, for the period indicated, other operating expenses broken down by major components:

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Provision for bad debts (non-financial)	113	120
Expenses connected with the management of receivables	53	77

	166	197
Provisions to Reserves for future risks and charges	43	22
Miscellaneous operating expense:
• Indirect duties and taxes	64	64
• Taxes on revenues of South American companies	48	73
• TLC license fee	43	71
• Other expenses	184	223

	548	650

The increase was mainly due to the expenses, incurred by Telecom Italia, connected to the transactions relating to claims laid by Opportunity equal to €50 million.

NOTE 30 - FINANCIAL INCOME

Financial income amounted to €1,374 million in the six months ended June 30, 2005, an increase of €620 million or 82.2% compared to the six months ended June 30, 2004.

The table below sets forth, for the periods indicated, financial income broken down by major components:

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Income from equity investments	107	68
Other financial income:
• Interest and commissions from banks	74	63
• Income from securities other than equity investments, recorded as current assets	24	25
• Foreign exchange gains	129	225
• Income from hedging derivative financial instruments	118	318
• Income from non-hedging derivative financial instruments	62	44
• Other financial income	45	402

	452	1,077
Positive fair value adjustments to:
• Non-hedging derivative financial instruments	130	34
• Derivative financial instruments used to hedge fair value risk, under hedge accounting	16	97
• Underlying financial assets and liabilities of fair value hedge	26	55
• Others	—	40

	172	226
Impairment reversals on financial assets	23	3

	754	1,374

In the six months ended June 30, 2005, income from equity investments included, in particular the gains on the sale of the equity investments in C-Mobil by the Mobile Business Unit (€61 million) and in Intelsat by Entel Bolivia (€2 million).

In the first half of 2004, transactions regarding equity investments generated an income of €107 million mainly as a result of the sale of the residual interest in Telekom Austria.

In the six months ended June 30, 2005, other financial income included the positive effect of the release to the statement of operations of a portion of the reserves recorded in 2002 for the guarantees provided by the Group to banks which had financed AVEA, an associate, since the risk has ceased with the cancellation of the same guarantees (€343 million).

NOTE 31 - FINANCIAL EXPENSES

Financial expenses amounted to €2,236 million in the six months ended June 30, 2005, an increase of €449 million or 25.1% compared to the six months ended June 30, 2004.

The table below sets forth, for the period indicated, financial expenses broken down by major components:

	Six months ended June 30,
	2004	2005
	(Unaudited)
	(millions of Euro)
Interest expense and other borrowing costs:
• Interest expense and all other costs relating to bonds	1,036	831
• Interest and commissions paid to banks	26	144
• Interest expense and commissions paid to others and miscellaneous expenses	270	451
• Charges from hedging derivative financial instruments	98	233
• Charges from non-hedging derivative financial instruments	22	117
• Foreign exchange losses	138	265

	1,590	2,041
Negative fair value adjustments to:
• Non-hedging derivative financial instruments	144	32
• Derivative financial instruments used to hedge fair value risk, under hedge accounting	26	55
• Underlying financial assets and liabilities of fair value hedge	16	97

	186	184
Impairment losses on financial assets (equity investments and securities other than equity investments)	11	11

	1,787	2,236

NOTE 32 – BASIC AND DILUTED EARNINGS PER SHARE

In accordance with IAS 33 “Earnings per share”, basic earnings per ordinary share is calculated by dividing the Group’s net income available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

Since Telecom Italia, has both ordinary and savings shares outstanding, the calculations take also into account the requirement that holders of savings shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the ordinary shares.

For the purpose of these calculations, the weighted average number of ordinary shares was 10,205,420,272 for the six months ended June 30, 2004 and 11,326,277,714 for the six months ended June 30, 2005.

	Six months ended June 30,
	2004	2005
	(Unaudited)
Net income per share basic
Net income (loss) attributable to Parent Company	979	1,775
Less: €0.011 additional dividend per Savings shares	(64)	(64)

	915	1,711

Weighted average number of Ordinary and Savings shares (million)	16,001	17,156

Income per share basic — Ordinary shares	0.06	0.10
Plus: €0.011 additional dividend per Savings shares	0.01	0.01

Income per share basic — Savings shares	0.07	0.11

Net income (loss) per share basic from continuing operations
Net income from continuing operations	955	1,354
Less: €0.011 additional dividend per Savings shares	(64)	(64)

	891	1,290

Weighted average number of Ordinary and Savings shares (million)	16,001	17,156

Income per share basic from continuing operations — Ordinary shares	0.06	0.08
Plus: €0.011 additional dividend per Savings shares	0.01	0.01

Income per share basic from continuing operations — Savings shares	0.07	0.09

Net income (loss) per share basic from discontinued operations / assets held for sale
Net income (loss) from discontinued operations / assets held for sale	24	421
Less: €0.011 additional dividend per Savings shares	0	(64)

	24	357

Weighted average number of Ordinary and Savings shares (million)	16,001	17,156

Income per share basic from discontinued operations / assets held for sale — Ordinary shares	0.00	0.02
Plus: €0.011 additional dividend per Savings shares	0.00	0.01

Income per share basic from discontinued operations / assets held for sale — Savings shares	0.00	0.03

Net income (loss) per share diluted
Weighted average number of Ordinary and Savings shares (million)	16,001	17,156
Dilutive effect by stock options plan and convertible bonds	—	—

Weighted average number of Ordinary and Savings shares diluted (million)	16,001	17,156

Income per share diluted— Ordinary shares	0.06	0.10
Plus: €0.011 additional dividend per Savings shares	0.01	0.01

Income per share diluted — Savings shares	0.07	0.11

Net income (loss) per share diluted from continuing operations
Weighted average number of Ordinary and Savings shares (million)	16,001	17,156

Income per share diluted from continuing operations— Ordinary shares	0.06	0.08
Plus: €0.011 additional dividend per Savings shares	0.01	0.01

Income per share diluted from continuing operations — Savings shares	0.07	0.09

Net income (loss) per share diluted from discontinued operations / assets held for sale
Weighted average number of Ordinary and Savings shares (million)	16,001	17,156

Income per share diluted from discontinued operations / assets held for sale — Ordinary shares	0.00	0.02
Plus: €0.011 additional dividend per Savings shares	0.00	0.01

Income per share diluted from discontinued operations / assets held for sale — Savings shares	0.00	0.03

Weighted average number of Ordinary shares	10,205,420,272	11,326,277,714
Weighted average number of Savings shares	5,795,921,069	5,834,287,668

Total	16,001,341,341	17,160,565,382

NOTE 33 – OTHER INFORMATION

(a) Segment Information

The Telecom Italia Group’s structure is organized as follows :

•	Corporate Functions, which are responsible for the Telecom Italia Group operations, on July 8, 2005 were reorganized in Group Functions and/or Service Units:

•

the Group Functions which guarantee the coordination and the control at a Group level of the activities that are under their responsibility, through the definition of the policies and the overall government of the common issues between the Business Units;

•	the Service Units which guarantee – in agreement with the Business Units—the performance of common activities for the various businesses.

•

the Business Units are responsible for business development and managing operations for external markets, as well as for the specific results in the own businesses. The Telecom Italia Group Business Units are the following:

•

Wireline. The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services for final (retail) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers (in Europe and in South America) and offers innovative broadband services in the most interesting metropolitan areas of Germany, France and Holland.

•	Mobile. The Mobile Business Unit operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in South America (Brazil).

•	Media. The Media Business Unit operates in the following segments: Television (La7 and MTV), Office Products (Gruppo Buffetti) and News (TM News).

•

Olivetti. The Olivetti Business Unit operates through: i) the Office Products Division: in the sector of ink-jet products for the office, digital printing systems and the development and production of products associated with silicon technology (ink-jet print-heads and MEMS); ii) the Gaming & Service Automation and Specialized Printers Division which provides specialized applications for the banking field and commerce and information systems for gaming and lottery management; and iii) Nuove Iniziative Industriali in fixed and cell phone repairs.

However, the organizational structure of the Telecom Italia Group is linked, in a flexible way, to the corporate structure of the Group, favouring the identification of responsibilities on specific business/functional areas rather than to follow punctually the structure of the Legal Entities.

Selected financial data of each Business Unit/Corporate Function has been provided consistent with the structure of each Business Unit/Corporate Function at June 30, 2005.

(millions of Euro)	Wireline		Mobile		Media		Olivetti		Other activities		Adjustments		Total consolidated
	Six months ended June 30,
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Segment revenue	8,844	8,658	6,248	5,651	154	157	223	298	808	844	(1,585)	(1,640)	14,692	13,968
Other income	112	92	54	38	5	10	8	9	81	66	(36)	(38)	224	177

Total revenues and operating income	8,956	8,750	6,302	5,689	159	167	231	307	889	910	(1,621)	(1,678)	14,916	14,145
Purchases of materials and external services	(3,613)	(3,450)	(2,926)	(2,688)	(156)	(133)	(189)	(247)	(758)	(720)	1,526	1,469	(6,116)	(5,769)
Personnel costs	(1,253)	(1,244)	(339)	(303)	(42)	(42)	(51)	(57)	(242)	(254)	8	8	(1,919)	(1,892)
• of which severance indemnities	(52)	(68)	(18)	(9)	(2)	(2)	(2)	(3)	(5)	(9)	—	—	(79)	(91)
Other operating expenses	(263)	(266)	(279)	(198)	(6)	(14)	(5)	(6)	(110)	(85)	13	21	(650)	(548)
• of which provision for bad debts and provision to reserves for future risks and charges	(89)	(77)	(29)	(45)	(2)	(2)	(2)	(1)	(18)	(20)	—	—	(140)	(145)
Changes in inventories	17	28	43	69	1	—	16	23	—	(6)	—	(1)	77	113
Capitalized internal construction costs	121	90	26	17	1	—	—	—	1	15	62	182	211	304
Depreciation and amortization	(1,435)	(1,389)	(906)	(741)	(18)	(13)	(8)	(8)	(187)	(180)	34	26	(2,520)	(2,305)
Gain/losses on disposals of non-current assets	(2)	(13)	1	1	(1)	1	1	1	(1)	27	1	(23)	(1)	(6)
Impairment reversals/ losses on non-current assets	—	—	(12)	(2)	—	(1)	(1)	(1)	—	—	4	(282)	(9)	(286)

Operating income	2,528	2,506	1,910	1,844	(62)	(35)	(6)	12	(408)	(293)	27	(278)	3,989	3,756

Share of earnings of equity investments in associates accounted for by the equity method													(15)	(18)
Financial income													1,374	754
Financial expenses													(2,236)	(1,787)

Income from continuing operations before taxes													3,112	2,705

Income taxes for the period													(1,354)	(1,311)

Net income from continuing operations													1,758	1,394

Net income (loss) from discontinued operations/ assets held for sale													421	24

Net income for the period													2,179	1,418

Attributable to:
• Parent Company													1,775	979
• Minority interest													404	439
Capital expenditures:
• tangible assets	1,058	717	365	398	6	3	8	7	84	127	(8)	(10)	1,513	1,242
• intangible assets	370	387	244	211	17	11	—	1	33	49	4	(9)	668	650

(millions of Euro)	Wireline		Mobile		Media		Olivetti		Other activities		Adjustments		Total consolidated
	As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004
Operating Assets (*)	36,286	35,658	40,950	23,076	651	640	369	361	5,659	4,833	(3,428)	(2,280)	80,487	62,288
Operating Liabilities (*)	10,669	9,754	5,855	6,047	221	202	278	288	2,728	2,696	(3,142)	(1,954)	16,609	17,033

(*)	The assets and liabilities relating to discontinued operations / assets held for sale are excluded.

(b) Exchange Rates Used To Translate Foreign Currency Financial Statements

	Exchange rates at period-end (Balance sheet)
(currency/euro)	June 30, 2005	December 31, 2004	Changes %
Europe
Swedish Krona	0.106090665	0.110857371	(4.30)
Hungarian Florin	0.004044653	0.004065536	(0.51)
Swiss Franc	0.645202916	0.648130145	(0.45)
Romanian Leu	0.000027755	0.000025387	9.33
Pound Sterling	1.483239395	1.418339125	4.58
Turkish Lira	0.618543948	0.547400000	13.00
Russian Rouble	0.028903204	0.026494425	9.09
Polish Zloty	0.247598297	0.244828008	1.13
North of America
US Dollar	0.826993053	0.734160488	12.64
South of America
Venezuelan Bolivar	0.000384648	0.000382375	0.59
Bolivian Boliviano	0.102452088	0.091518354	11.95
Costarica Colon	0.001731016	0.001602621	8.01
Peruvian Nuevo Sol	0.254224577	0.223693129	13.65
Argentinean Pesos	0.286454156	0.246445030	16.23
Chilean Peso	0.001429300	0.001316880	8.54
Colombian Peso	0.000355849	0.000312409	13.90
Mexican Peso	0.076840208	0.065879451	16.64
Brazilian Real	0.351852503	0.276582328	27.21
Asia
Hong Kong Dollar	0.106394297	0.094445651	12.65
Singapore Dollar	0.490749374	0.449195939	9.25
Israeli Shekel	0.180882199	0.170141524	6.31
Japanese Yen	0.007465472	0.007160759	4.26
Africa
South African Rand	0.124604381	0.130044085	(4.18)

	Average exchange rates during the period (Statement of operations)
(currency/euro)	Six months ended June 30, 2005	Six months ended June 30, 2004	Changes %
Europe
Swedish Krona	0.109383341	0.109113009	(0.19)
Hungarian Florin	0.004041281	0.003904533	1.70
Swiss Franc	0.646767778	0.643865252	(0.15)
Romanian Leu	0.000027306	0.000024615	10.62
Pound Sterling	1.457959731	1.484714861	(1.05)
Turkish Lira	0.580416739	0.587400000	2.57
Russian Rouble	0.027828278	0.028324913	(0.32)
Polish Zloty	0.245099241	0.211310165	10.95
North of America
US Dollar	0.778331259	0.814770153	(3.18)
South of America
Venezuelan Bolivar	0.000375517	0.000440257	(12.82)
Bolivian Boliviano	0.096601464	0.103386315	(4.76)
Costarica Colon	0.001662216	0.001904723	(9.45)
Peruvian Nuevo Sol	0.238890973	0.234521026	1.38
Argentinean Pesos	0.267396123	0.280294197	(2.14)
Chilean Peso	0.001342358	0.001338489	1.74
Colombian Peso	0.000331936	0.000301635	8.35
Mexican Peso	0.070316714	0.072846211	(1.30)
Brazilian Real	0.302540737	0.274243841	10.10
Asia
Hong Kong Dollar	0.099869570	0.104629325	(3.25)
Singapore Dollar	0.472525032	0.479588705	(0.70)
Israeli Shekel	0.177678909	0.180920815	(1.09)
Japanese Yen	0.007341757	0.007513530	(1.29)
Africa
South African Rand	0.125279059	0.121747071	0.34

(c) Telecom Italia Group - List of subsidiaries included in the scope of consolidation

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
WIRELINE BUSINESS UNIT
BBEYOND B.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	18,000	100.0000		BBNED N.V.
BBNED N.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	82,430,000	98.7764		TELECOM ITALIA INTERNATIONAL N.V.
ELETTRA TLC S.p.A. (services rendered in connection with submarine cable systems for telecommunications)	ROME (ITALY)	EUR	10,329,200	100.0000		MEDITERRANEAN NAUTILUS S.A.
EMAX TRADE S.r.l. – (in liquidazione) (Internet site management)	MILAN (ITALY)	EUR	100,000	100.0000		MATRIX S.p.A.
FILM NON STOP S.A. (service for leisure-time)	PARIS (FRANCE)	EUR	60,000	100.0000		LIBERTY SURF GROUP S.A.
FINANZIARIA WEB (financing)	ROME (ITALY)	EUR	9,606,074	100.0000		ISM S.r.l.
HANSENET TELEKOMMUNIKATION GmbH (telecommunications services)	HAMBURG (GERMANY)	EUR	91,521,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
INTELCOM SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA (REPUBLIC OF SAN MARINO)	EUR	1,550,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.
INTERCALL S.A. (telecommunications services and sale of prepaid telephone cards)	PARIS (FRANCE)	EUR	807,060	88.6300		LIBERTY SURF GROUP S.A.
ISM S.r.l. (holding company)	ROME (ITALY)	EUR	56,010,000	100.0000		TELECOM ITALIA S.p.A.
KMATRIX S.r.l. (in liquidazione) ( Internet site creation and management)	MILAN (ITALY)	EUR	100,000	100.0000		MATRIX S.p.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	BUENOS AIRES (ARGENTINA)	ARS	2,000,000	99.9699 0.0300		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS LTD
LATIN AMERICAN NAUTILUS BOLIVIA SrL (installation and maintenance of submarine cable systems)	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9985 0.0014		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	RIO DE JANEIRO (BRAZIL)	BRL	86,865,371	99.9999 0.0001		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES LTDA LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	86,866,370	99.9999 0.0001		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS LTD
LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	SANTIAGO (CHILE)	CLP	7,113,341,592	99.9999		LATIN AMERICAN NAUTILUS S.A.
LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and maintenance of submarine cable systems)	BOGOTA’ (COLOMBIA)	COP	4,148,521,000	99.9999		LATIN AMERICAN NAUTILUS S.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
LATIN AMERICAN NAUTILUS MEXICO S.A. (installation and maintenance of submarine cable systems)	MEXICO D.F. (MEXICO)	MXN	100,000	99.9900 0.0100		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
LATIN AMERICAN NAUTILUS PERU’ S.A. (installation and maintenance of submarine cable systems)	LIMA (PERÙ)	PEN	43,374,195	99.9999		LATIN AMERICAN NAUTILUS S.A.
LATIN AMERICAN NAUTILUS S.A. (holding company)	LUXEMBOURG (LUXEMBOURG)	USD	55,500,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS St. Croix LLC (installation and maintenance of submarine cable systems)	VIRGIN ISLANDS (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	FLORIDA (USA)	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	CARACAS (VENEZUELA)	BOB	43,425,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
LIBERTY SURF GmbH (internet services)	AMSTERDAM (HOLLAND)	EUR	1	100.0000		LIBERTY SURF GROUP S.A.
LIBERTY SURF GROUP S.A. (internet services)	PARIS (FRANCE)	EUR	75,303,517	94.8900		TELECOM ITALIA S.p.A.
LIBERTY SURF NETWORK B.V. (internet services)	AMSTERDAM (HOLLAND)	EUR	20,001	100.0000		LIBERTY SURF GROUP S.A.
LIBERTY SURF TELECOM B.V. (internet services)	AMSTERDAM (HOLLAND)	EUR	3,871,142	100.0000		LIBERTY SURF GROUP S.A.
LIBERTY SURF U.K. Ltd (internet services)	LONDON (UK)	GBP	1	100.0000		LIBERTY SURF GROUP S.A.
LOQUENDO SOCIETA’ PER AZIONI (research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	TURIN (ITALY)	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
MATRIX S.p.A. (Internet services)	MILAN (ITALY)	EUR	1,100,000	66.0000 34.0000		FINANZIARIA WEBB S.p.A. ISM S.r.l.
MED 1 IC-1 (1999) Ltd (installation and management of submarine cable IC1)	TEL AVIV (ISRAEL)	ILS	1,000	99.9000 0.1000		MED-1 SUBMARINE CABLES Ltd MED-1 ITALY S.r.l.
MED-1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,151	100.0000		MED-1 SUBMARINE CABLES Ltd
MED-1 ITALY S.r.l. (installation and management submarine cable systems in Italian seas)	ROME (ITALY)	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MED-1 SUBMARINE CABLES Ltd (installation and management of cable Lev)	TEL AVIV (ISRAEL)	ILS	100,000	27.8250 23.1750		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.
MEDITERRANEAN NAUTILUS BV (holding company)	AMSTERDAM (HOLLAND)	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd
MEDITERRANEAN NAUTILUS GREECE SA (installation and management of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS BV
MEDITERRANEAN NAUTILUS Inc. (telecommunications services)	DELAWARE (USA)	USD	3,000	100.0000		MEDITERRANEAN NAUTILUS BV
MEDITERRANEAN NAUTILUS ISRAEL Ltd (TLC services. installation and management of submarine cable systems)	TEL AVIV (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS BV
MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS BV
MEDITERRANEAN NAUTILUS Ltd (installation and management of submarine cable systems)	DUBLIN (IRELAND)	USD	100,000	51.0000		MEDITERRANEAN NAUTILUS S.A.
MEDITERRANEAN NAUTILUS S.A. (holding company)	LUXEMBOURG LUXEMBOURG	USD	326,480,000	62.5092 7.4908		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	YTL	350,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS BV MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE Ltd
NUOVA TIN.IT S.r.l. (internet services)	MILAN (ITALY)	EUR	10,000,000	100.0000		TELECOM ITALIA S.p.A.
PATH.NET S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
Rits Tele.Com B.V. (telecommunications services)	ROTTERDAM (HOLLAND)	EUR	49,273	100.0000		BBNED N.V.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA FRANCE SAS. (telecommunications services)	PARIS (FRANCE)	EUR	20,307,800	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD (telecommunications services)	SINGAPORE	USD	500,000	99.9998 0.0002		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (in liquidation) (telecommunications services)	MONTREAL (CANADA)	CAD	952,100	100.0000		TMI – TELEMEDIA INTERNATIONAL Ltd
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	BORGO MAGGIORE (REPUBLIC OF SAN MARINO)	EUR	78,000	51.0000		INTELCOM SAN MARINO S.p.A.
TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	NEW JERSEY (USA)	USD	154,022,889	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l. (housing and hosting)	GUALDICCIOLO (REPUBLIC OF SAN MARINO)	EUR	25,800	100.0000		INTELCOM SAN MARINO S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GmbH (telecommunications services)	WIEN (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	3,855,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TISCALI ACCESS S.A. (internet services - information and telematic products)	PARIS (FRANCE)	EUR	8,415,000	100.0000		LIBERTY SURF GROUP S.A.
TISCALI CONTACT S.A. (Telemarketing services – help desk etc.)	PARIS (FRANCE)	EUR	1,000,000	100.0000		LIBERTY SURF GROUP S.A.
TISCALI MEDIA S.A. (production, development and sale of telecommunications and multimedia services)	PARIS (FRANCE)	EUR	450,000	100.0000		LIBERTY SURF GROUP S.A.
TISCALI TELECOM S.A.S. (telecommunications and information technology services and products)	PARIS (FRANCE)	EUR	4,500,000	100.0000		LIBERTY SURF GROUP S.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI - TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	SAO PAULO (BRAZIL)	BRL	2,589,317	100.0000		TMI TELEMEDIA INTERNATIONAL LTD

MOBILE BUSINESS UNIT
BLAH! INC (mobile network services)	FLORIDA (USA)	USD	22,664,000	100.0000		TIM INTERNATIONAL N.V.
BLAH! SOCIEDADE ANÔNIMA DE SERVIÇOS E COMÉRCIO (internet services)	RIO DE JANEIRO (BRAZIL)	BRL	92,383,315	100.0000		TIM INTERNATIONAL N.V.
CORPORACION DIGITEL C.A. (telecommunications services)	CARACAS (VENEZUELA)	VEB	41,214,946,687	100.0000		TIM INTERNATIONAL N.V.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
CRC - Centro de Relacionamento com Clientes LTDA (call center services)	SAO PAULO (BRAZIL)	BRL	50,000,000	100.0000		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
MAXITEL S.A. (mobile telephony operator)	BELO HORIZONTE (BRAZIL)	BRL	1,200,769,399	100.0000		TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	10,054,736,301	100.0000		TIM INTERNATIONAL N.V.
TIM CELULAR S.A. (mobile telephony operator)	SAO PAULO (BRAZIL)	BRL	9,000,000,000	100.0000		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
TIM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	555,431,000	100.0000		TELECOM ITALIA S.p.A.
TIM ITALIA S.p.A. (mobile telephony operator)	MILAN (ITALY)	EUR	413,552,203	100.0000		TELECOM ITALIA S.p.A.
TIM NORDESTE TELECOMUNICAÇÕES S.A. (mobile telephony operator)	JABOATÃO DOS GUARARAPES (BRAZIL)	BRL	533,979,391	100.0000		TIM PARTICIPAÇÕES S.A.
TIM PARTICIPAÇOES S.A. (holding company for operating companies providing mobile network services)	CURITIBA (BRAZIL)	BRL	1,472,074,525	19.8798	50.3335	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
TIM PERÙ S.A.C. (mobile telephony operator)	LIMA (PERÙ)	PEN	1,337,542,452	100.0000		TIM INTERNATIONAL N.V.
TIM SUL S.A. (mobile telephony operator)	CURITIBA (BRAZIL)	BRL	1,001,243,386	100.0000		TIM PARTICIPAÇÕES S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TI MEDIA BROADCASTING S.r.l.
GIALLO VIAGGI.IT S.r.l. (in liquidazione) (research, design, development, production of information and telematic products for tourism)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
GRUPPO BUFFETTI S.p.A. (manufacture of products regarding the paper industry. printing and publishing)	ROME (ITALY)	EUR	11,817,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
HOLDING MEDIA & COMUNICAZIONE PUBBLICITA’ S.r.l.(in liquidazione) (purchase/sale of ad space and management of advertising on radio/TV stations/channels)	ROME (ITALY)	EUR	10,000	100.0000		HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A.
HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	ROME (ITALY)	EUR	5,064,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
LA7 TELEVISIONI S.p.A. (purchase. management and maintenance of technical transmission systems for audio and video broadcasting)	ROME (ITALY)	EUR	6,200,000	100.0000		HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A.
MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting. production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		LA7 TELEVISIONI S.p.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.
OFFICE AUTOMATION PRODUCTS S.r.l. (in liquidazione) (wholesale of magnetic supports)	ROME (ITALY)	EUR	90,000	100.0000		GRUPPO BUFFETTI
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidazione) (marketing and communication consulting)	ROME (ITALY)	EUR	600,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
SK DIRECT S.r.l. (graphic arts)	ROME (ITALY)	EUR	1,570,507	100.0000		GRUPPO BUFFETTI S.p.A.
TELECOM ITALIA MEDIA S.p.A. (management of all activities connected with the handling of information)	ROME (ITALY)	EUR (*)	99,997,104	66.0400 2.2600	67.1400 2.3000	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.p.A.
TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
TI MEDIA BROADCASTING S.r.l. (purchase. sale. management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	7,140,381	100.0000		LA7 TELEVISIONI S.p.A.
TIN WEB S.r.l. (in liquidazione) (Internet site development consulting)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

(*) Taking into accounts the reduction in share capital due to the cancellation of treasury stock purchased in the Cash Tender Offer.

OLIVETTI BUSINESS UNIT

CONSORZIO MAEL (participation in bids and competitions held by public and private entities)	ROME (ITALY)	EUR	52,000	60.0000 40.0000		OLIVETTI S.p.A. TIEMME SISTEMI S.r.l.
DIASPRON DO BRASIL S.A. (in liquidation) (manufacture and export of typewriters and printers)	SAO PAULO (BRAZIL)	BRL	5,135,417	100.0000		OLIVETTI DO BRASIL S.A.
MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO (in liquidation) (manufacture and export of typewriters and printers)	MANAUS (BRAZIL)	BRL	5,583,350	100.0000		OLIVETTI DO BRASIL S.A.
OLIVETTI AUSTRIA GmbH (sale of office equipment and accessories)	WIEN (AUSTRIA)	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI FRANCE S.A.S. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI INTERNATIONAL B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	355,027,092	100.0000		OLIVETTI S.p.A.
OLIVETTI UK Ltd (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI ARGENTINA S.A.C.e.l. (in liquidation) (sale and maintenance of office equipment)	BUENOS AIRES (ARGENTINA)	ARS	7,590,000	99.9900 0.0100		OLIVETTI INTERNATIONAL B.V. OLIVETTI PERUANA S.A. (in liquidation)
OLIVETTI CHILE S.A. (sale and maintenance of office equipment, accessories and software)	SANTIAGO (CHILE)	CLP	2,574,015,843	99.9994 0.0006		OLIVETTI INTERNATIONAL B.V. OLIVETTI PERUANA S.A. (in liquidation)

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI COLOMBIANA S.A. (in liquidation) (sale of office and industrial equipment)	BOGOTA’ (COLOMBIA)	COP	2,500,000,000	90.5300 9.4700		OLIVETTI INTERNATIONAL B.V. OLIVETTI S.p.A.
OLIVETTI DE PUERTO RICO, Inc. (office equipment in the United States and Central America)	SAN JUAN (PUERTO RICO)	USD	1,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI DEUTSCHLAND Gmbh (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI DO BRASIL S.A. (manufacture and sale of typewriters, accessories, parts and assistance)	SAO PAULO (BRAZIL)	BRL	111,660,625	96.6446 3.3554		OLIVETTI INTERNATIONAL B.V. OLIVETTI MEXICANA S.A.
OLIVETTI ENGINEERING SA (EX Yminds) (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD - AOSTA (ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
OLIVETTI MEXICANA S.A. (manufacture and sale, import-export of typewriters, adding machines, accessories and parts, technical assistance services)	MEXICO D.F. (MEXICO)	MXN	195,190,636	100.0000 0.0000		OLIVETTI TECNOST INTERNATIONAL B.V. OLIVETTI S.p.A.
OLIVETTI PERUANA S.A. (in liquidation) (sale and assistance for office equipment and machines)	LIMA (PERU’)	PEN	1,000,009	99.9991 0.0009		OLIVETTI DO BRASIL S.A. OLIVETTI S.p.A.
OLIVETTI S.p.A. (manufacture and sale of products and accessories for office equipment)	IVREA-TURIN (ITALY)	EUR	78,000,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI TECNOST (H.K.) Ltd. (in liquidation) (sale of systems and products on the pacific area and other)	HONG KONG (CINA)	HKD	200,000	99.5000 0.5000		OLIVETTI INTERNATIONAL B.V. OLIVETTI S.p.A.
OLIVETTI TECNOST ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9863		OLIVETTI INTERNATIONAL B.V.
OLIVETTI TECNOST NEDERLAND B.V. (sale of office equipment and accessories)	LEIDERDORP (HOLLAND)	EUR	6,468,280	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI TECNOST PORTUGAL S.A (sale of office equipment and accessories)	LISBON (PORTUGAL)	EUR	275,000	99.9927		OLIVETTI INTERNATIONAL B.V.
TIEMME SISTEMI S.r.l. (electric, electromechanical, electronic equipment and related systems)	CARSOLI-L’AQUILA (ITALY)	EUR	1,040,000	100.0000		OLIVETTI S.p.A.
TIESSE S.c.p.A. (installation and assistance for electromechanical, electronic, computer, telematic and telecommunications equipment)	ROME (ITALY)	EUR	103,292	42.0000 19.0000		OLIVETTI S.p.A. TIEMME SISTEMI S.r.l.
TOP SERVICE S.p.A. (electronic diagnostics and repairs of computer products)	MODUGNO-BARI (ITALY)	EUR	564,650	91.2100		OLIVETTI S.p.A.
WIRELAB S.p.A. (repairs, management and assistance of fixed telecommunications and other equipment)	SCARMAGNO-TURIN (ITALY)	EUR	300,000	70.0000		OLIVETTI S.p.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OTHER ACTIVITIES
ASCAI SERVIZI S.r.l. (in liquidazione) (development of the process and strategies in the communications)	ROME (ITALY)	EUR	73,337	64.9600		SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC p.A.
CONS.FORM.PROF.MEZZOGIORNO D’ITALIA E PAESI AREA MEDITERRANEA – NAUTILUS (professional training)	ROME (ITALY)	EUR	30,000	31.0000 20.0000		TELECOM ITALIA LEARNING SERVICE S.p.A. MEDITERRANEAN NAUTILUS Ltd.
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA (coordination of power for fixed and mobile networks of consortia)	ROME (ITALY)	EUR	10,000	50.0000 50.0000		TIM ITALIA S.p.A. TELECOM ITALIA S.p.A.
DATACOM S.A. (data transmission services)	LA PAZ (BOLIVIA)	BOB	66,938,200	100.0000		ENTEL S.A.
DOMUS ACADEMY S.p.A. (specialized design courses)	MILAN (ITALY)	EUR	140,000	67.3336		TELECOM ITALIA S.p.A.
EDOTEL S.p.A. (holding company)	TURIN (ITALY)	EUR	4,847,193	100.0000		TELECOM ITALIA FINANCE S.A.
EMSA Servizi S.p.A. (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
ENTEL S.A. – EMPRESA NACIONAL DE TELECOMUNICACIONES (larga distancia nacional e internacional, movil, local, transmision de datos)	LA PAZ (BOLIVIA)	BOB	1,280,898,800	50.0000		ETI EURO TELEO INTERNATIONAL N.V.
ETI - EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH - INTERNATIONAL COMMUNICATION HOLDING N.V.
EUSTEMA S.p.A. (design, research. development and marketing of software, information and online systems)	ROME (ITALY)	EUR	312,000	67.3333		TELECOM ITALIA S.p.A.
I.T. TELECOM S.r.l. (other software development and software consulting)	MILAN (ITALY)	EUR	25,000,000	100.0000		TELECOM ITALIA S.p.A.
ICH - INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
IRIDIUM ITALIA S.p.A. (in liquidazione) (satellite telecommunications services)	ROME (ITALY)	EUR	2,575,000	65.0000		TELECOM ITALIA S.p.A.
NETESI S.p.A. (in liquidazione) (telecommunications and multimedia services)	MILAN (ITALY)	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.
O&B COSTRUZIONI GENERALI S.r.l. (real estate purchases, exchanges and sales)	IVREA-TURIN (ITALY)	EUR	100,000	50.1000		OLIVETTI MULTISERVICES S.p.A.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA-TURIN (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.p.A. (real estate services)	IVREA-TURIN (ITALY)	EUR	1,300,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI HOLDING B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI INTERNATIONAL (SERVICE) S.A. (in liquidation) (administrative services)	TICINO (SWITZERLAND)	CHF	50,000	100.0000		TELECOM ITALIA FINANCE S.A.
OLIVETTI MULTISERVICES S.p.A. (real estate management)	IVREA-TURIN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI SYSTEMS TECHNOLOGY CORPORATION (real estate management)	YOKOHAMA (JAPAN)	JPY	100,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
OMS HOLDING B.V. (financing)	AMSTERDAM (HOLLAND)	EUR	20,000	100.0000		OLIVETTI MULTISERVICES S.p.A.
PROGETTO ITALIA S.p.A. (development and improvement of the Telecom Italia brand)	MILAN (ITALY)	EUR	1,000,000	100.0000		TELECOM ITALIA S.p.A.
RUF GESTION S.A.S. (real estate services)	PUTEAUX (FRANCE)	EUR	266,300	100.0000		OMS HOLDING B.V.
SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (financing)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
SATURN VENTURE PARTNERS LLC (holding company)	DELAWARE (USA)	USD	29,806,101	56.9626 17.8482		TELECOM ITALIA LAB S.p.A. TELECOM ITALIA S.p.A.
TECO SOFT ARGENTINA S.A. (in liquidation) (design, development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	99.9917		TELECOM ITALIA S.p.A.
TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	51.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA AMERICA LATINA S.A. (telecommunications and promotional services)	SAN PAOLO (BRAZIL)	BRL	43,614,072	99.9996		TELECOM ITALIA S.p.A.
TELECOM ITALIA AUDIT - SCARL (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	63.6364 18.1818 18.1818		TELECOM ITALIA S.p.A. TIM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA CAPITAL S.A. (financing)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	99.9990 0.0010		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (financing)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LAB S.A. (holding company)	LUXEMBOURG (LUXEMBOURG)	USD	163,870	99.9939 0.0061		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA LEARNING SERVICES DO BRASIL LIMITADA (information consulting and services)	SAO PAULO (BRAZIL)	BRL	174,040	99.9989		TELECOM ITALIA LEARNING SERVICES S.p.A.
TELECOM ITALIA LEARNING SERVICES S.p.A. (professional training)	MILAN (ITALY)	EUR	1,560,000	100.0000		TELECOM ITALIA S.p.A.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	80.0000 20.0000		TELECOM ITALIA S.p.A. TIM ITALIA S.p.A.
TELSI Unlimited (financing company)	LONDON (UK)	GBP	496,661,807	100.0000		TELECOM ITALIA FINANCE S.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIAUDIT LATAM S.A. (internal auditing)	SAO PAULO (BRAZIL)	BRL	1,500,000	99.9995		TELECOM ITALIA AUDIT - SCARL
TRAINET S.p.A. (in liquidazione) (development. operation and sales of teleteaching systems)	ROME (ITALY)	EUR	674,446	100.0000		TELECOM ITALIA S.p.A.

(d) Telecom Italia Group - List of equity investments accounted for by the equity method (affiliates and joint-ventures)

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
Affiliated Companies
012 GOLDEN LINES INTERNATIONAL COMMUNICATION SERVICES Ltd (long distance telephony services)	RAMAT GAN (ISRAEL)	ILS	3,000,000	26.4000		TELECOM ITALIA INTERNATIONAL N.V.
14 BRASIL TELECOM CELULAR S.A. (mobile telephone system services)	BRAZILIA (BRAZIL)	BRL	1,400,000,000	100.0000		BRASIL TELECOM S.A.
ARCHEO S.p.A. (in liquidazione) (services)	BARI (ITALY)	EUR	464,400	25.0000		OFI CONSULTING S.r.l.
AREE URBANE S.r.l. (real estate)	MILAN (ITALY)	EUR	307,717	31.6508 0.9720		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
AVEA ILETISIM HIZMETLERI A.S. (mobile telephony operator)	ISTANBUL (TURKEY)	TRY	7,024,867,230,970,000	40.5647		TIM INTERNATIONAL N.V.
BALTEA S.r.l. (manufacture and sale of office equipment and computer and telecommunications services)	IVREA- TURIN (ITALY)	EUR	2,220,000	49.0000		OLIVETTI S.p.A.
BRASIL TELECOM CABOS SUBMARINOS DO BRASIL LTDA (Internet services)	BRAZILIA (BRAZIL)	BRL	243,996,192	50.0000 50.0000		BRASIL TELECOM CABOS SUBMARINOS DO BRASIL (H.) LTDA BRASIL TELECOM SERVICOS DE INTERNET S.A.
BRASIL TELECOM CABOS SUBMARINOS DO BRASIL (HOLDING) LTDA (holding company)	BRAZILIA (BRAZIL)	BRL	121,143,657	99.9900 0.0100		BRASIL TELECOM SERVICOS DE INTERNET S.A. BRASIL TELECOM S.A.
BRASIL TELECOM COMUNICACOES MULTIMIDIA LTDA (holding company)	BRAZILIA (BRAZIL)	BRL	320,308,372	99.9900 0.0100		MTH VENTURES DO BRASIL LTDA BRASIL TELECOM SERVICOS DE INTERNET S.A.
BRASIL TELECOM OF AMERICA INC (telecommunications activities, installation and maintenance of submarine cables)	USA	BRL	17,856,960	100.0000		BRASIL TELECOM SUBSEA CABLE SYSTEMS (BERMUDA) LTD
BRASIL TELECOM PARTICIPACOES S.A. (holding company)	BRAZILIA (BRAZIL)	BRL	2,596,271,820	18.7800 1.1200	51.0000 0.9800	SOLPA RT PARTICIPACOES S.A. TELECOM ITALIA INTERNATIONAL N.V.
BRASIL TELECOM S.A. (holding company)	BRAZILIA (BRAZIL)	BRL	3,435,787,768	95.3500 0.7300	95.3500 0.9800	BRASI L TELECOM PARTICPACOES S.A.
BRASIL TELECOM SERVICOS DE INTERNET S.A. (Internet services)	BRAZILIA (BRAZIL)	BRL	388,071,000	100.0000		BRASIL TELECOM S.A.
BRASIL TELECOM SUBSEA CABLE SYSTEMS (BERMUDA) LTD (telecommunications activities, installation and maintenance of submarine cables)	BRAZILIA (BRAZIL)	BRL	440,504,184	79.4700 20.5300		BRASIL TELECOM S.A. BRASIL TELECOM SERVICOS DE INTERNET S.A.
BRASIL TELECOM DE VENEZUELA S.A. (telecommunications activities, installation and maintenance of submarine cables)	VENEZUELA	BRL	11,631	100.0000		BRASIL TELECOM SUBSEA CABLE SYSTEMS (BERMUDA) LTD

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	SERRAVALLE (REPUBLIC OF SAN MARINO)	EUR	258,000	20.0000		INTELCOM SAN MARINO S.p.A.
CABLE INSIGNA S.A. (in liquidation) (telecommunications services)	ASUNCION (PARAGUAY)	PYG	1,000,000,000	75.0000		TELECOM PERSONAL S.A.
CLIPPER S.p.A. (in liquidazione) (marketing and communication consulting)	ROME (ITALY)	EUR	100,000	50.0000		SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidazione)
CONSORZIO DREAM FACTORY (in liquidazione) (promotion of new economy development in the weak areas of the country)	ROME (ITALY)	EUR	20,000	20.0000		TELECOM ITALIA S.p.A.
CONSORZIO E O (in liquidazione) (professional training)	ROME (ITALY)	EUR	30,987	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO IRI TELEMATICA CALABRIA – TELCAL (planning and development of the “Piano Telematico Calabria” project)	CATANZARO (ITALY)	EUR	877,975	24.0000		TELECOM ITALIA S.p.A.
CONSORZIO LABORATORIO DELLA CONOSCENZA (realization of a research project for innovative remote professional training and platforms in Naples)	NAPLES (ITALY)	EUR	51,646	25.0000 25.0000		TELECOM ITALIA S.p.A. TELECOM ITALIA LEARNING SERVICES S.p.A.
CONSORZIO REISS FORM (training and consulting services for training and management)	ROME (ITALY)	EUR	51,646	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO S.I.A.R.C. (in liquidazione) (supply of information products and services)	NAPLES (ITALY)	EUR	25,821	30.0000		TELECOM ITALIA S.p.A.
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (professional training)	NAPLES (ITALY)	EUR	127,500	20.0000		TIM ITALIA S.p.A.
CONSORZIO TELEMED (in liquidazione) (online social and health assistance activities)	ROME (ITALY)	EUR	103,291	33.3335		TELECOM ITALIA S.p.A.
CONSORZIO TURISTEL (online tourism services)	ROME (ITALY)	EUR	77,469	33.3333		TELECOM ITALIA S.p.A.
Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA (telecommunications services)	L’AVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
FREELANCE S.A. (Internet services)	BRAZILIA (BRAZIL)	BRL	47,618,851	84.5200 15.4800		BRASIL HOLDING SERVICOS DE INTERNET S.A. iBEST HOLDING
iBEST HOLDING CORPORATION (Internet services)	CAYMAN ISLANDS	BRL	12,692,595	61.5400 38.4600		BRASIL TELECOM SERVICOS DE INTERNET S.A. BRASIL TELECOM SUBSEA CABLE SYSTEMS (BERMUDA) LTD
IM.SER S.p.A.	TURIN	EUR	889,950	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)
IN.VA. S.p.A. (information systems)	AOSTA (ITALY)	EUR	520,000	40.0000		TELECOM ITALIA S.p.A.
INNOVIS S.p.A. (computer. online and telecommunications equipments and services)	IVREA-TURIN (ITALY)	EUR	325,000	20.0000		OLIVETTI S.p.A.
INTERCALL HELLAS (telecommunications services and sale of prepaid telephone cards)	ATHENS (GREECE)	EUR	293,700	29.4100		INTECALL S.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
INTERNET GROUP (CAYMAN) LTD (holding company)	CAYMAN ISLANDS	BRL	235,736,146	63.2100 9.2500 0.1600	63.0000 9.80000 0.2000	BRASIL TELECOM SUBSEA CABLE SYSTEMS (BERMUDA) LTD NOVA TAFARRA PARTICIPACOES LTDA NOVA TAFARRA INC.
INTERNET GROUP DO BRASIL LTDA (Internet services)	BRAZILIA (BRAZIL)	BRL	267,137,660	99.9999		INTERNET GROUP CAYMAN
ISCE Investors in Sapient & Cuneo Europe S.A. (investment company)	LUXEMBOURG (LUXEMBOURG)	EUR	4,334,400	25.0000		TELECOM ITALIA MEDIA S.p.A.
ITALTEL HOLDING S.p.A. (holding company)	MILAN (ITALY)	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
LATINA GIOCHI E SISTEMI S.r.l. (lotteries and telephone and telematic games)	MILAN (ITALY)	EUR	520,000	25.0000		OLIVETTI S.p.A.
LI.SI.T. – LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A. (information and TLC services and products for the local public administration)	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
MIAECONOMIA S.r.l. (publishing in the field of personal finance)	ROME (ITALY)	EUR	1,000,000	30.0000		MATRIX S.p.A.
MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	210,000	99.9900 0.0100		TELECOM ARGENTINA S.A. PUBLICOM S.A.
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA LAB SA
MTH VENTURES DO BRASIL LTDA (holding company)	BRAZILIA (BRAZIL)	BRL	321,084,143	99.9900 0.0100		BRASIL TELECOM S.A. BRASIL TELECOM SERVICOS DE INTERNET S.A.
NAVIGATE CONSORTIUM (terrestrial and satellite network integration)	MILAN (ITALY)	EUR	582,716	20.0000		TELECOM ITALIA S.p.A.
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
NORTEL INVERSORA S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	78,633,050	51.0400	67.7883	SOFORA TELECOMUNICACIONES SA
NOVA TARAFFA INC. (holding company)	BUENOS AIRES (ARGENTINA)	BRL	2,356,649	100.0000		BRASIL TELECOM PARTICIPACOES S.A.
NOVA TARAFFA PARTICIPACOES LTDA (holding company)	BRAZILIA (BRAZIL)	BRL	32,624,929	99.9900 0.0100		BRASIL TELECOM PARTICIPACOES S.A. BRASIL TELECOM SEVICOS DE INTERNET S.A.
NUCLEO S.A.	ASUNCIÓN	PYG	175,200,000,000	67.5000		TELECOM PERSONAL S.A.
(telecommunications services)	(PARAGUAY)
OCN-TRADING S.r.l. (in liquidazione) (trading company)	IVREA-TURIN (ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
OLI GULF FZCO (marketing of office and computer equipment)	JEBEL ALI (DUBAI - UAE)	AED	500,000	40.0000		OLIVETTI INTERNATIONAL B.V.
OLITECNO S.A. DE C.V. (in liquidation) (manufacture and sale of products for the telecommunications industry)	MEXICO D.F. (MEXICO)	MXN	1,000,000	50.0000		OLIVETTI MEXICANA S.A.
PARCO DORA BALTEA S.p.A. (various services connected with the real estate sector)	IVREA-TURIN (ITALY)	EUR	300,000	33.3333		OLIVETTI MULTISERVICES S.p.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PERSEO S.r.l. (acquisition, sale, change, lease, administration and maintenance of registered real estate for every use and destination)	CASELLE TORINESE- TURIN (ITALY)	EUR	20,000	50.0000		TELECOM ITALIA S.p.A.
PUBLICOM S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	16,000,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.
SANTA BARBARA DO CERRADO S.A. (real estate services)	BRAZILIA (BRAZIL)	BRL	1,000	100.0000		BRASIL TELECOM S.A.
SANTA BARBARA DO PANTANAL S.A. (real estate services)	BRAZILIA (BRAZIL)	BRL	1,000	100.0000		BRASIL TELECOM S.A.
SANTA BARBARA DOS PAMPAS S.A. (real estate services)	BRAZILIA (BRAZIL)	BRL	1,000	100.0000		BRASIL TELECOM S.A.
SANTA BARBARA DOS PINHAIS S.A. (real estate services)	BRAZILIA (BRAZIL)	BRL	1,000	100.0000		BRASIL TELECOM S.A.
SHARED SERVICE CENTER SCARL (planning, design, installation running of computer services)	MILAN (ITALY)	EUR	1,756,612	40.9091 4.5455 4.5455		TELECOM ITALIA S.p.A. OLIVETTI S.p.A. TIM ITALIA S.p.A.
SIEMENS INFORMATICA S.p.A. (supply of innovating solutions in the field of electronic and mobile business)	MILAN (ITALY)	EUR	6,192,000	49.0000		TELECOM ITALIA S.p.A.
SINOPIA INFORMATICA S.p.A. (in bankruptcy) (production and sale of products and services of information technologies and communication)	BOLOGNA (ITALY)	EUR	157,155	21.3099		TELECOM ITALIA S.p.A.
SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 17.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.
SOLPART PARTICIPACOES SA (holding company for investment in Brasil Telecom Participaçoes S.A.)	RIO DE JANEIRO (BRAZIL)	BRL	1,657,200,000	38.0000		TELECOM ITALIA INTERNATIONAL N.V.
TELBIOS S.p.A. (technological services supporting the health sector)	MILAN (ITALY)	EUR	4,083,330	31.0345		TELECOM ITALIA S.p.A.
TELECOM ARGENTINA S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	984,380,978	54.7364		NORTEL INVERSORA S.A.
TELECOM ARGENTINA USA INC. (telecommunications services)	DELAWARE (USA)	USD	249,873	100.0000		TELECOM ARGENTINA S.A.
TELECOM PERSONAL S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	310,514,481	99.9900 0.0077		TELECOM ARGENTINA S.A. PUBLICOM S.A.
TELEGONO S.r.l. (real estate management)	ROME (ITALY)	EUR	1,000,000	40.0000		TELECOM ITALIA S.p.A.
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIGLIO II S.r.l.	MILAN	EUR	14,185,288	49.4707		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)
UBA-NET S.A. (in liquidazione) (teleteaching systems)	BUENOS AIRES (ARGENTINA)	ARS	12,000	50.0000		TRAINET S.p.A. (in liquidazione)
VANT TELECOMUNICACOES S.A. (telecommunications services)	BRAZILIA (BRAZIL)	BRL	105,958,820	99.9900 0.0100		BRASIL TELECOM S.A. BRASIL TELECOM SERVICOS DE INTERNET S.A.
WEMACOM TELEKOMMUNIKATION GmbH	SCHWERIN	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH
(telecommunications services)	(GERMANY)

(e) Related Party Transactions

The Group enters into transactions with associates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Group’s associates as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Group are excluded as they are eliminated on consolidation. All such transactions are within the Group’s normal operations and were conducted on an arm’s length basis in accordance with specific regulatory provisions.

The following related party transactions are reflected in the statement of operations for the six months ended June 30, 2004 and 2005, respectively:

Related party transactions in the six months ended June 30,
	2004		2005
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Revenues	€124 million	Refers mainly to: Teleleasing (€67 million), Shared Service Center (€18 million), LI.SI.T. (€23 million), Telecom Argentina (€4 million), Golden Lines (€4 million) and Etec S.A. Cuba (€2 million)	€158 million	Refers mainly to: Teleleasing (€94 million), Shared Service Center (€11 million), LI.SI.T. (€40 million), Telecom Argentina (€5 million), Golden Lines (€3 million) and Etec S.A. Cuba (€3 million)

Other income	€2 million	Refers to cost recoveries for personnel on loan to certain associates	€2 million	Refers to cost recoveries for personnel on loan to certain associates

Purchases of materials and external services	€168 million

Refers mainly to: rent payable to Tiglio I (€5 million) and Tiglio II (€6 million); TLC service costs from Etec S.A. Cuba (€61 million) and Telecom Argentina (€2 million); maintenance and assistance contracts from Shared Service Center (€54 million), software costs and IT material, as well as maintenance and assistance contracts from Siemens Informatica (€25 million) and costs for TLC equipment to Teleleasing (€5 million)

€138 million

Refers mainly to: rent payable to Tiglio I (€7 million) and Tiglio II (€10 million); TLC service costs from ETEC S.A. Cuba (€56 million) and Telecom Argentina (€2 million); maintenance and assistance contracts from Shared Service Center (€16 million), software costs and IT material, as well as maintenance and assistance contracts from Siemens Informatica (€28 million) and costs for TLC equipment to Teleleasing (€12 million)

Financial income	€3 million	Includes accrued interest income on loans made to certain associates	€2 million	Includes accrued interest income on loans made to certain associates

Financial expenses	€43 million

Refers to interest expense payable to Teleleasing for finance leases (€10 million), interest expense payable to Tiglio I (€27 million) and Tiglio II (€6 million) for sale and lease back operations on real estate

€40 million

Refers to interest expense payable to Teleleasing for finance leases (€11 million), interest expense payable to Tiglio I (€24 million) and Tiglio II (€5 million) for sale and lease back operations on real estate

The following related party transactions are reflected on the balance sheets as of December 31, 2004 and June 30, 2005, respectively:

Related party transactions as of
	December 31, 2004		June 30, 2005
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Securities and non-current financial receivables	€28 million	Refers to medium/long term loans made to Aree Urbane (€20 million), Golden Lines (€5 million) and Tiglio II (€3 million)	€30 million	Refers to medium/long term loans made to Aree Urbane (€21 million), Golden Lines (€6 million) and Tiglio II (€3 million)

Miscellaneous receivables and other non-current assets	—		€8 million	Refers to the value of No. 1,477,308,999 BTP’s shares received by Solpart as a reduction of share capital not yet delivered at June 30, 2005

Trade receivables, miscellaneous receivables and other current assets	€190 million

Refers mainly to receivables to LI.SI.T. for TLC activities (€79 million), Teleleasing (€67 million), and Shared Service Center (€7 million), Telecom Argentina (€8 million), Golden Lines (€4 million) and Tiglio I (€9 million)

€110 million

Refers mainly to receivables to LI.SI.T. for TLC activities (€37 million), Teleleasing (€46 million), and Shared Service Center (€5 million), Telecom Argentina (€4 million), Golden Lines (€5 million) and Tiglio I (€1 million)

Financial receivables and other current financial assets	€32 million	Refers to short-term loans made to Telegono (€3 million) and to Avea I.H.A.S. (€29 million)	€3 million	Refers to short-term loans made to Telegono (€3 million)

Cash and cash equivalents	€1 million	Refers to credit balances on current accounts managed by the Corporate treasury Group Department with Teleleasing	€12 million	Refers to credit balances on current accounts managed by the Corporate treasury Group Department with Teleleasing

Non-current financial liabilities	€776 million	Refers mainly to payables for finance leases to Teleleasing (€160 million) and payables for sale and lease back transactions of real estate to Tiglio I (€465 million) and Tiglio II (€147 million)	€778 million	Refers to payables for finance leases to Teleleasing (€179 million) and payable for sale and lease back transactions of real estate to Tiglio I (€455 million) and Tiglio II (€144 million)

Current financial liabilities	€135 million	Refers mainly to payables for finance leases to Teleleasing (€116 million) and payables for sale and lease back transactions of real estate to Tiglio I (€12 million) and Tiglio II (€5 million)	€141 million	Refers to payables for finance leases to Teleleasing (€124 million) and payables for sale and lease back transactions of real estate to Tiglio I (€12 million) and Tiglio II (€5 million)

Trade payables, current tax payables, miscellaneous payables and other current liabilities	€126 million

Refers mainly to payables for supply transactions connected with operations and investment activities. They include: payables to Siemens Informatica (€61 million), Shared Service Center (€34 million), Teleleasing (€10 million) and Etec S.A. Cuba (€4 million)

€106 million

Refers mainly to payables for supply transactions connected with operations and investment activities. They include: payables to Siemens Informatica (€54 million), Shared Service Center (€27 million), Teleleasing (€7 million) and Etec S.A. Cuba (€3 million)

	Related party transactions in the six months ended June 30,
	2004		2005
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Capital expenditures	€20 million	Consists of acquisitions of IT projects from Shared Service Center (€7 million) and Siemens Informatica (€13 million)	€69 million	Consists of acquisitions of IT projects from Shared Service Center (€38 million), Siemens Informatica (€30 million) and Value Team (€1 million)

As of June 30, 2005, the Telecom Italia Group provided sureties on behalf of associates for €365 million (€658 million as of December 31, 2004), of which:

•	€205 million on behalf of Avea (€454 million as of December 31, 2004);

•	€54 million on behalf of Tiglio I (€56 million as of December 31, 2004); and

•	€35 million on behalf of Italtel Holding (€35 million as of December 31, 2004).

In addition to transactions with associates, the table below presents the transactions with the Italtel group, a related party through the investment in the parent company Italtel Holding.

Related party transactions in the six months ended June 30,
	2004		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€3 million	Refers to telephone services	€2 million	Refers to telephone services

Purchases of materials and external services	€11 million	Refers to costs for maintenance and assistance contracts	€10 million	Refers to costs for maintenance and assistance contracts

Capital expenditures	€125 million	Refers to acquisitions of telephone exchanges	€147 million	Refers to acquisitions of telephone exchanges

Related party transactions as of
	December 31, 2004		June 30, 2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade receivables, miscellaneous receivables and other current assets	€2 million	Refers to telephone services	€2 million	Refers to telephone services

Trade payables, current tax payables, miscellaneous payables and other current liabilities	€150 million	Refers to payables for supply contracts connected with operations and investment activities	€67 million	Refers to payables for supply contracts connected with operations and investment activities

The following table presents the major economic, balance sheet and financial transactions between subsidiaries and parties related to Telecom Italia through the Directors and key managers of Telecom Italia.

As for transactions with the Banca Intesa group and the Unicredit group, the data refers to the first quarter of 2004 in that the Directors, through which the companies were considered related parties, ended their term of office on the date of the Shareholders’ Meeting of May 6, 2004.

Related party transactions in the six months ended June 30,
	2004		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€26 million

Refers mainly to computer services and the supply of energy services to the Pirelli group (€2 million) and telephone services to the Pirelli group (€2 million), the Edizione Holding group (€3 million), the Unipol group (€7 million) and companies associated with Director Mr. Massimo Moratti (€1 million)

€15 million

Refers to computer services and the supply of energy services to the Pirelli group (€2 million) and telephone services to the Pirelli group (€2 million), the Edizione Holding group (€2 million), the Unipol group (€7 million), the ST Microelectronics group (€1 million) and companies associated with Director Mr. Massimo Moratti (€1 million)

Purchases of materials and external services	€52 million

Refers to R&D expenditures and intellectual property rights from the Pirelli group (€43 million), insurance services from the Unipol group (€5 million), sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—company associated with Director Mr. Massimo Moratti (€3 million), the commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€1 million)

€57 million

Refers to R&D expenditures and intellectual property rights from the Pirelli group (€36 million), Document Management services from the Telepost (€10 million), insurance services from the Unipol group (€5 million), sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—company associated with Director Mr. Massimo Moratti (€4 million), the commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€1 million) and the purchase of electronic components from ST Microelectronics (€1 million)

Capital expenditures	€6 million	Refers mainly to purchases of telecommunications cables	€54 million	Refers mainly to purchases of telecommunications cables, modem, ADSL equipments from the Pirelli group

Related party transactions as of
	December 31, 2004		June 30, 2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade receivables, miscellaneous receivables and other current assets	€10 million	Refers to the above-mentioned telephone services rendered to the Pirelli group (€8 million) and to the Edizione Holding group (€2 million)	€5 million	Refers to the above-mentioned telephone services rendered to the Pirelli group (€3 million) and to the Edizione Holding group (€2 million)

Trade payables, current tax payables, miscellaneous payables and other current liabilities	€65 million

Refers mainly to supply transactions connected to the performance of services, investment activities from the Pirelli group (€49 million), costs for Document Management services rendered by Telepost (€3 million), insurance costs from the Unipol group (€11 million) and the sponsoring costs in reference to F.C. Internazionale Milano S.p.A – a related company through Mr. Moratti (€2 million)

€58 million

Refers mainly to supply transactions connected to the performance of services, investment activities from the Pirelli group (€47 million), costs for Document Management services rendered by Telepost (€4 million), insurance costs from the Unipol group (€5 million), sponsoring costs in reference to F.C. Internazionale Milano S.p.A – a related company through Mr. Moratti (€1 million) and the purchase of electronic components from ST Microelectronics (€1 million)

Description of the main contracts between the Telecom Italia Group and associated companies, subsidiaries of associated companies and related parties through Directors and Key Managers

Transactions with 012 Golden Lines Int. Ltd.

Revenue related

With regard to transactions for international telecommunications services with other operators, the contracts refer to data transmission and voice services.

Transactions with Avea I.H.A.S.

Revenue related

The transactions refer to international telecommunications services, in particular to Avea’s customers roaming on TIM Italia network, to technical assistance services and to costs reimbursement for TIM Italia’s employees on loan to Avea.

Expense related

The transactions refer to the fees related to interconnection of TIM Italia’s customers roaming traffic on Avea network.

Transactions with Etec S.A.

Revenue related

The transactions refer to international telecommunications services, particularly voice and data transmission traffic terminating in Italy and Telecom Italia Sparkle traffic in transit and TIM Italia roaming.

Expense related

On January 23, 2005, Telecom Italia Sparkle signed a six-month agreement, expiring June 30, 2005, for the delivery of incoming international traffic to Cuba, prepaid by Telecom Italia Sparkle. This agreement has important commercial significance when taking into account that Telecom Italia Sparkle has a strong capacity to deliver traffic to the Caribbean island from the major operators.

Transactions with LI.SI.T. S.p.A.

Revenue related

The contract provides for developing and implementing the computer and information network for the social health system of the Lombardy Region, making services available online to all the regional health structures by supplying:

•	cards with microchips for all citizens and health operators in Lombardy;

•	outsourcing services for the management of the Internet Data Center and hardware and software systems;

•	professional and applications consulting for the implementation and management of the system.

Transactions with Nordcom S.p.A.

Revenue related

The transactions refer to the supply of the connections of network data and applications software.

Transactions with Shared Service Center S.c.a.r.l.

Revenue related

The contracts provide for the supply of telephone and data transmission services as well as the management of the client’s software applications at the Telecom Italia data center.

Expense related

The contracts refer to the supply of computer and information services relating to:

•	design, implementation, release, operation and management of portals, institutional sites, SAP and customized solutions;

•	SAP application maintenance and service management.

Transactions with Siemens Informatica S.p.A.

Expense related

The contracts provide for the supply of software services to Group companies, as well as specific services, such as: applications management services for the Wireline Business Unit, support services for the operation of Telecom Italia OSS systems, the supply of CDN infrastructure in the Network environment (services and products), as well as support services for the distributed computer technology and applications software development and technical services for TIM Italia.

Transactions with Telecom Argentina group

Revenue related

The contracts refer to technical assistance provided by Telecom Italia for broadband development and technical assistance provided by TIM Italia for the study and implementation of Value Added Services, as well as data transmission and voice services.

Expense related

Transactions relate to international telecommunications services.

Transactions with Teleleasing S.p.A.

Revenue related

The transactions mainly arise from the application of the commercial cooperation agreement signed in 2000 between Telecom Italia and Teleleasing S.p.A., a Mediobanca group company. By virtue of this agreement, Telecom Italia offers customers the opportunity of leasing telecommunications equipment. Teleleasing purchases the equipment from Telecom Italia and signs the lease contract with the customer; Telecom Italia manages the collection of lease payments after having acquired the rights.

Expense related

The contracts refer both to the lease of instrumental goods to Telecom Italia and its subsidiaries and the financial lease of a building.

Transactions with Tiglio I S.r.l.

Expense related

The contracts refer to the lease of buildings, premises also housing telecommunications equipment, the term of which is 19/21 years with the possibility of tacit renewal, unless notice of termination is given, for successive periods of six years, at the same terms and conditions as originally agreed.

Transactions with Tiglio II S.r.l.

Expense related

The contracts refer to:

•

the lease of buildings, premises also housing telecommunications equipment, with a term of 19 years and the possibility of tacit renewal, unless notice of termination is given, for successive periods of six years, at the same terms and conditions as originally agreed.

•	the lease of buildings solely for office use, not yet involved in transactions concerning contributions to real estate funds, with standard durations.

Transactions with the Italtel group

Revenue related

The contracts provide for the supply of telephone and data transmission services.

Expense related

The contracts provide for the supply and maintenance of traditional switching and innovative switching (VoIP) and the relative services, as well as the supply of innovative devices and their maintenance for the data networks under CISCO technology.

Transactions with the Edizione Holding group

Revenue related

The contracts provide for the supply of telephone and data transmission services that are operated by outsourcing with related assistance.

Expense related

The contract refers to commissions paid to Autogrill S.p.A. for the sale of prepaid telephone cards.

Transactions with F.C. Internazionale Milano S.p.A.

Expense related

The contracts refer to the sponsorship of the company F.C. Internazionale Milano by Telecom Italia.

Transactions with Pirelli & C. S.p.A.

Revenue related

The contracts provide for the supply of telecommunications and computer and information services.

Expense related

The following contracts should be noted:

•	consulting and services regarding patent rights

In May 2002, a contract was signed with Pirelli under which services and consulting were rendered for:

•	identification of a patent rights policy, by defining strategies addressed to business goals, consistent for the entire Telecom Italia Group;

•	determination of the competitive positioning of the various businesses of the Telecom Italia Group in comparison with similar business of the competition;

•	assistance in negotiations over partnerships, licenses, cooperation contracts;

•	litigation and analyses of patents of competitors;

•	obtaining patents during each single stage (drawing up documents; filing in Italy and abroad, continuation during the stages of examination, challenges and conflicts);

•	control over costs by project and/or by business;

•	training of technicians;

•	insertion of patent data and relative report using a database;

•	control over results reached;

•	patent research;

•	filing and classification of important documents regarding patents;

•	services and consulting regarding brands, including their management (research, filing in Italy and abroad; renewals; challenges; disputes; licenses inside and outside the group).

•	contract regarding research and development

The contract refers to technical cooperation between Telecom Italia and Pirelli in the areas of optical devices and advanced telecommunications networks.

The contract provides:

•	with regard to the results of research for which patents are not filed, three areas of competence which have been identified as follows:

•	simple and complex devices, competence of Pirelli;

•	networks and services, competence of Telecom Italia; and

•	subsystems, joint competence of Telecom Italia – Pirelli.

•

with regard to patents resulting from research, ownership is joint, with the understanding that each party must give the other a license on the respective portion of ownership according to the following format:

•	Pirelli grants Telecom Italia an exclusive license which can be sublicensed for patents for use in the “Networks and Services” area; and

•	Telecom Italia grants Pirelli an exclusive license which can be sublicensed for patents for use in the “Devices area”.

Each of the parties is required to pay the other party 50% of the consideration from any sublicenses granted.

Furthermore, Pirelli is obliged to sell, under an exclusive arrangement, to Telecom Italia and its subsidiaries any optical devices for telecommunications that use patents deriving from the research projects, for a period of one year from the completion of the single project. However, the parties may agree upon alternative solutions which ensure a similar or substitute advantage to Telecom Italia.

•	contracts for the supply of apparatus and cables

These contracts provide for the supply of user apparatus (Alice Gate) for network access and broadband services; the supply of apparatus installed in the exchange which allow the combined transmission of voice and data as well as supplying cables.

Transactions with Pirelli & C. Real Estate S.p.A.

Revenue related

The contracts provide for the supply of call center services, data transmission services and electrical energy.

Expense related

The contracts refer to project management (realization of real estate projects), property management (administrative management of lease contracts) and agency activities (commercial management of owned and leased buildings).

Transactions with ST Microelectronics group

Revenue related

The contracts provide for the supply of telephone and data transmission services.

Expense related

The contracts provide for the supply of electronic components.

Transactions with Telepost S.p.A.

Expense related

The contracts refer to the management of services connected with incoming and outgoing mail, outgoing mail generated on files with printing by a specialized center, management of the distribution of mail, management of the paper archives and management of all photocopy machines.

Transactions with the Unipol group

Revenue related

The contracts provide for the supply of telephone services that are operated by outsourcing with related assistance and the sale of telecommunications equipment.

Expense related

The contracts refer to insurance policies for casualties (fire, liability and accidents) and life insurance.

Benefits to Key management personnel

Key management personnel, that is, those persons having authority and responsibility for planning, directly or indirectly, and controlling the activities of Telecom Italia, including directors and officers of companies are as follows:

Name	Position
Managing Directors
Marco Tronchetti Provera	Executive Chairman of Telecom Italia
Carlo Orazio Buora	Managing Director of Telecom Italia
Marco De Benedetti	Managing Director of Telecom Italia Head of Mobile Business Unit Managing Director of TIM Italia
Riccardo Ruggiero	Managing Director of Telecom Italia General Manager of Telecom Italia Head of Wireline Business Unit
Other Executive Officers
Gustavo Bracco	Head of Human Resources of Telecom Italia
Francesco Chiappetta	General Counsel of Telecom Italia
Enrico Parazzini	Head of Finance, Administration and Control of Telecom Italia Head of Media Business Unit Managing Director of Telecom Italia Media
Giuseppe Sala	General Manager of Telecom Italia
Germanio Spreafico	Head of Purchasing of Telecom Italia

In the six month period ended June 30, 2005, the estimated short-term and long-term benefits granted to the key management personnel was as follows:

	Six months ended June 30,
(millions of Euro)	2004	2005
	(Unaudited)
Short-term benefits	10	15
Long-term benefits	2	2

	12	17

NOTE 34 – SUBSEQUENT EVENTS

Privatization of Turk Telekom

On July 1, 2005, Oger Telecom, a newly created joint venture between the Telecom Italia Group and the Saudi-Lebanese group Saudi Oger Limited, won the auction conducted by Turkey, with an offer of U.S.$6,550 million for the privatization of a majority stake (55%) in the Turkish telecommunications group, Turk Telecom. The Telecom Italia Group – through TIM International – will initially invest U.S.$200 million in the joint venture. The partnership between the Telecom Italia Group and Saudi Oger Limited will be focused on the mobile business, because Oger Telecom will continue its cooperation in fixed-line telephony with BT Telconsult. Once the closing of the privatization takes place, Telecom Italia and Oger Telecom intend to sign a four-year Technical Assistance Agreement with Avea, the Turkish mobile operator in which TIM International has a 40.6% stake, Turk Telekom has a 40.6% stake and IsBank, a Turkish bank, has an 18.8% stake.

The agreements with Saudi Oger Limited provide TIM International with various contingent rights to sell its stake in Avea, principally for shares in Oger Telecom.

A listing of Oger Telecom on the Dubai DIFX stock exchange is expected to take place in the next three years, with the possibility for TIM International to participate pro rata in the initial placement. Saudi Oger Limited has agreed to grant TIM International a put option to sell to Saudi Oger Limited the Oger Telecom shares which TIM International may receive for the sale of its Avea shares plus U.S.$50 million worth of additional Oger Telecom shares subscribed for in the initial transaction if Oger Telecom is not listed on the terms provided. In turn, if this put option is not exercised by TIM International, Saudi Oger Limited can exercise a call option on the same shares.

Mediterranean Nautilus

In the context of the settlement agreement reached with FTT Investments B.V. (“FTT”) related to the group Mediterranean Nautilus S.A. the following transactions were consummated:

•

on July 5, 2005, Telecom Italia and Telecom Italia International purchased from FTT 30% of the shares of Mediterranean Nautilus S.A. and FTT purchased from Mediterranean Nautilus S.A. 30% of Elettra S.p.A.;

•	on July 8, 2005, Mediterranean Nautilus S.A. purchased 49% of MED Nautilus Ltd. from the minority shareholders.

The net amount paid and invested by the Telecom Italia Group was approximately €49 million.

The amount related to such transaction was already recorded in the 2004 financial statements.

As a result of the reorganization, Telecom Italia has disposed of certain non-strategic assets but now owns 100% of Mediterranean Nautilus Ltd., thereby strengthening its presence in the IP services and wholesale data sector in the Middle East.

Agreement for the sale of Entel Bolivia

On July 19, 2005, International Communication Holding N.V. (“ICH”), 100%-owned by Telecom Italia International N.V., signed a preliminary agreement of sale with Cooperativa de Telecomunicaciones de Santa Cruz Cotas Ltda (“Cotas”), for the sale of its 100% interest in Euro Telecom International N.V. (“ETI”), which holds 50% of the share capital of Empresa Nacional de Telecomunicaciones S.A. (“Entel Bolivia”).

The signature of the final sale and purchase agreement between ICH and Cotas is conditioned on, among other things, a significant reimbursement of capital by Entel Bolivia to its shareholders.

The sale price was set at U.S.$140 million plus an amount in U.S.$ equal to the 50% of Entel Bolivia’s liquid assets as of five days before the closing of the sale (and after the above mentioned reimbursement of capital).

Re-financing and Amendment of the Term Loan related to the Cash Tender Offer for TIM shares

On August 1, 2005, a partial anticipated re-financing as well as the amendment of the Term Loan signed last December for the purpose of the cash tender offer for TIM shares were concluded. In particular, Tranche B of this loan, equal to €6 billion maturing January 2008, has been converted into a new revolving loan in the same amount and with a lengthening of its maturity to 2012, with more favorable conditions.

Tranche C in the amount of €3 billion, maturing January 2010, has been changed only by reducing its margin from 0.70% to 0.275%, in order to reflect the new and more favorable conditions in the syndicated loan market.

Sale of TIM Peru’

On August 10, 2005, Telecom Italia, through its subsidiary TIM International N.V., disposed of 100% of the share capital of TIM Perù S.A.C. to Sercotel S.A. de C.V., a subsidiary of America Movil S.A. de C.V., for a consideration of approximately €329 million. At the consolidated level, such disposal gave rise to a capital gain of €110 million and a reduction of net financial debt of over €400 million.

The disposal of the activities of TIM Perù is consistent with the Telecom Italia Group’s strategy of rationalizing its international portfolio, concentrating on countries with a high rate of growth and where there is potential to exploit the benefits of fixed-mobile platform convergence.

NOTE 35 – STOCK OPTION

Telecom Italia Stock Option

Subsequent to the merger by incorporation of Telecom Italia Mobile in Telecom Italia, Telecom Italia took over all the Stock Option plans previously in force in Telecom Italia Mobile:

•

Stock Option Plan 2000 – 2002 (exercise price of €6.42 per equivalent option): three-year plan reserved to managers who hold key positions in the Company, exercisable in continuum upon the certified achievement of the market objective (E.V.A. net to financial investments);

•

Stock Option Plan 2001 – 2003 (exercise price of €8.671 per equivalent option): three-year plan targeted at executives and non executive employees, exercisable in 4 infra-annual defined periods following the achievement of the performance criteria based on Dow Jones Eurostoxx TLC;

•

Stock Option Integrative Plan 2001 – 2003 (exercise price of €7.526 per equivalent option): residual annual plan related to new attribution options in favour of originally beneficiaries of the 2001 -2003 Plan and for new beneficiaries, exercisable in 4 infra-annual defined periods upon the achievement of the same economical criteria 2001 -2003 Plan;

•

Stock Option Plan 2002 – 2003 (exercise price €5.67 per equivalent option): two-year plan reserved to executives and non executive employees not providing a technical criteria to be achieved and offers the opportunity of a continuum exercise;

•

Stock Option Plan 2003 -2005 (exercise price €5.07 per equivalent option): three-year plan reserved to employees already beneficiaries of 2001-2003 Plans and 2001 -2003 Integrative Plan (against the voluntary waiver to previously assigned rights) and to new beneficiaries; the Plan did not provide any technical criteria to be achieved and offers the opportunity of a continuum exercise.

From the date of the merger, the owners of those stock option plans maintain the right to subscribe, at the moment of the exercise option and at a price already determinated, a number of Telecom Italia ordinary shares equal to the number of options multiplied for the “allocation ratio” corresponding to exchange ratio provided for the ordinary shares (1 to 1.73). The subscription price of each ordinary shares resulting from the exercise price of the options results consequently redefined for each Plan outstanding.

On April 7, 2005 the Board of Directors’ of Telecom Italia, contextually to the merger approval, decided a capital increase, divided in tranches, all divisible, one for each of those Plans, for the issue of new Telecom Italia ordinary shares to service the options exercise already subscribed by TIM. Article 5 of Telecom Italia Bylaws registered this capital increase at the same effectiveness of the merger.

During the first half of 2005 the exercise of Telecom Italia and Telecom Italia Mobile options was suspended as of March 18, 2005 (tenth day of trading on the stock exchange preceding the date of the first call of the Shareholders’ Meeting) until April 18, 2005 (first day of shares ex dividend) and afterwards from June 20, 2005 (the merger took effect) until June 29, 2005. On effectiveness of the merger, from June 30, 2005, Telecom Italia took place in the Telecom Italia Mobile Stock Option Plan and the options will be an ongoing exercise period.

In accordance with the recommendation in Consob Directive No. 11508 dated February 15, 2000, the following table summarizes the principal terms of Stock Options Plans effective in first half 2005.

For purposes of ensuring consistency in reading the table relating to the stock options of the merged Company (Telecom Italia Mobile S.p.A.), the values indicated therein (those of the market prices and the subscription prices of the shares that came from exercising the options), relative to the amounts, exercises, expiration dates, forfeitures or cancellations which took place before the effective date of the merger, have been adjusted on the basis of the grant ratio and thus rendered homogeneous with the prices relative to the ordinary shares of the merging Company (Telecom Italia S.p.A.).

Stock Option Plans of merging Company (Telecom Italia S.p.A.):

(amount in Euro)		Options existing at January 1, 2005	New options granted during the half-year period	Options exercised during the half-year period		Options expired and not exercised or forfeited during the half-year period	Rights extinguished during the half-year period due to termination of service		Options existing at June 30, 2005	Of which exercisable at June 30, 2005
2000 Plan	No. of options	10,699,996.00	—	—		—	—		10,699,996.00	10,699,996.00
	Grant ratio	3.300871	—	—		—	—		3.300871	3.300871
	Subscription price	4.185259	—	—		—	—		4.185259	4.185259
	Market price	3.062	—	—		—	—		2.595	2.595

2001 Plan	No. of options	31,895,000.00	—	—		—	32,500.00		31,862,500.00	31,862,500.00
	Grant ratio	3.300871	—	—		—	3.300871		3.300871	3.300871
	Subscription price	3.177343	—	—		—	3.177343		3.177343	3.177343
	Market price	3.062	—	—		—	2.867	(*)	2.595	2.595

2002 Plan	No. of options	23,392,501.09	—	1,768,447.18		—	360,000		21,264,053.91	21,264,053.91
	Grant ratio	3.300871	—	3.300871		—	3.300871		3.300871	3.300871
	Average subscription price	2.906507	—	2.910115		—	2.928015		2.904928	2.904928
	Market price	3.062	—	3.115	(*)	—	2.876	(*)	2.595	2.595

TOP 2002 Plan	No. of options	10,500,000.98	—	810,884.76		—	—		9,689,116.22	9,689,116.22
	Grant ratio	3.300871	—	3.300871		—	—		3.300871	3.300871
	Subscription price	2.788052	—	2.788052		—	—		2.788052	2.788052
	Market price	3.062	—	3.144	(*)	—	—		2.595	2.595

(*)	Weighted average price.

Plan	Grant ratio	Subscription price of the resulting Shares (Euro)	Number of options granted at June 30, 2005 and exercisable from					Total	Maximum period of options
			2001	2002	2003	2004	2005
2000	3.300871	4.185259	5,349,998.00	5,349,998.00	—	—	—	10,699,996.00	5 years beginning from each year
2001	3.300871	3.177343	—	31,862,500.00	—	—	—	31,862,500.00	April 15, 2007
2002	3.300871 3.300871 3.300871	2.928015 2.409061 2.339080	— —	—	5,720,549.21 201,000.13 60,000.00	6,003,304.28 222,000.04 60,000.00	8,621,200.00 296,000.25 80,000.00	20,345,053.49 719,000.42 200,000.00	5 years beginning from each year
2002 TOP	3.300871	2.788052	—	—	2,640,000.66	2,640,000.66	4,409,114.90	9,689,116.22	5 years beginning from each year

Stock Option Plans of merged Company (Telecom Italia Mobile S.p.A.):

(amount in Euro)		Options existing at January 1, 2005	New options granted during the half- year period	Options exercised during the half-year period		Options expired and not exercised or forfeited during the half- year period	Rights extinguished during the half-year period due to termination of service		Options existing at June 30, 2005	Of which exercisable at June 30, 2005
2000-2002 Plan	No. of options	12,302,319	—	—		—	346,666		11,955,653	11,955,653
	Grant ratio	1.73	—	—		—	1.73		1.73	1.73
	Subscription price	3.710983	—	—		—	3.710983		3.710983	3.710983
	Market price	3.193	—	—		—	2.736	(*)	2.595	2.595

2001-2003 Plan	No. of options	1,190,000	—	—		—	—		1,190,000	1,190,000
	Grant ratio	1.73	—	—		—	—		1.73	1.73
	Subscription price	5.012139	—	—		—	—		5.012139	5.012139
	Market price	3.193	—	—		—	—		2.595	2.595

2001-2003 Supplementary Plan	No. of options	499,000	—	—		—	—		499,000	499,000
	Grant ratio	1.73	—	—		—	—		1.73	1.73
	Subscription price	4.350289	—	—		—	—		4.350289	4.350289
	Market price	3.193	—	—		—	—		2.595	2.595

2002-2003 Plan	No. of options	23,280,000	—	—		—	790,000		22,490,000	22,490,000
	Grant ratio	1.73	—	—		—	1.73		1.73	1.73
	Subscription price	3.277457	—	—		—	3.277457		3.277457	3.277457
	Market price	3.193	—	—		—	2.887	(*)	2.595	2.595

2003-2005 Plan	No. of options	7,861,000	—	5,945,100		—	—		1,915,900	1,915,900
	Grant ratio	1.73	—	1.73		—	—		1.73	1.73
	Subscription price	2.930636	—	2.930636		—	—		2.930636	2.930636
	Market price	3.193	—	3.205	(*)	—	—		2.595	2.595

(*)	Weighted average price.

Plan	Grant ratio	Subscription price of the resulting Shares (Euro)	Number of options granted at June 30, 2005 and exercisable from							Total	Maximum expiry date of options
			2001	2002	2003		2004		2005
2000-2002	1.73	3.710983	5,819,011	6,136,642	—		—		—	11,955,653	December 31, 2008
2001-2003	1.73	5.012139	392,700	392,700	404,600		—		—	1,190,000	December 31, 2005
2001-2003 Supplementary	1.73	4.350289	499,000	—	—		—			499,000	December 31, 2005
2002-2003	1.73	3.277457	—	11,245,000	11,245,000		—		—	22,490,000	December 31, 2008
2003-2005	1.73	2.930636	—	—	419,100	(*)	1,496,800	(**)	—	1,915,900	May 2008 May 2009 May 2010

(*)	Exercisable by May 2008.

(**)	Of which No. 544,100 exercisable by May 2009, and No. 952,700 exercisable by May 2010.

Telecom Italia Media Stock Option

The Shareholders’ Meeting of February 23, 2005, approved the implementation of a Stock Option Plan reserved to Telecom Italia Media S.p.A. and its subsidiaries employees who hold “key” positions due to their particular responsibility and/or skills, in substitution on two previous plans issued by Seat Pagine Gialle S.p.A., in the previous years, called “2000 – 2002 Plan” and “2002 Key People Plan”.

The corporate transactions and the organizational changes which followed the spin-off quickly rendered the above plans obsolete. Accordingly, in view of this fact, the company decided to draw up a new Stock Option Plan for employees in service at Telecom Italia Media S.p.A. and its subsidiaries.

The “2005 Plan”, at June 30, 2005, covers 74 persons between managers and supervisors who were already beneficiaries of the preceding plans, with the granting of a total number of 37,975,000 options. Participation in the “2005 Plan” was subject to a previous, simultaneous, voluntary and irrevocable relinquishment of the options relating to the preceding plans.

The options of the new plan have been granted under the resolution for the increase in share capital approved by the Extraordinary Shareholders’ Meeting of November 20, 2000, as well as the resolutions voted by the Shareholders’ Meetings of May 10, 2001, July 30, 2001 and December 11, 2001.

The preceding ex-Seat Pagine Gialle plans (“2000-2002 Plan” and “2002 Key People Plan”) are still in force with the same conditions, terms and regulations for the grantees who are employees of other Companies of the Telecom Italia Group, for retired employees and for employees of the Business Unit who have decided not to give up the plans.

In accordance with the recommandation in Consob Directive no.11508 dated February 15, 2000, the following table summarizes the principal terms of Telecom Italia Media Stock Options Plans effective in first half 2005.

Stock Option Plans of Telecom Italia Media S.p.A.:

(amount in Euro)		Options existing at January 1, 2005	New options granted during the half-year period	Options exercised during the half-year period	Abandonment rights during half-year period	Options expired and not exercised or forfeited during the half- year period	Rights extinguished during the half-year period due to termination of service		Options existing at June 30, 2005	Of which exercisable at June 30, 2005
2000-2002 Plan	No. of options	940,313	—	—	428,210	234,073	278,030		—	—
	Grant ratio	1	—	—	1	1	1		—	—
	Subscription price	1.22	—	—	1.22	1.22	1.22		—	—
	Market price	0.3347	—	—	0.3711	0.3782	0.3723	(*)	—	—

Key People 2002 Plan	No. of options	14,900,000	—	—	11,350,000	—	450,000		3,100,000	3,100,000
	Grant ratio	1	—	—	1	—	1		1	1
	Subscription price	0.8532	—	—	0.8532	—	0.8532		0.8532	0.8532
	Market price	0.3347	—	—	0.3711	—	0.3903	(*)	0.3981	0.3981

2005 Plan	No. of options	—	39,725,000	—	—	—	1,750,000		37,975,000	—
	Grant ratio	—	1	—	—	—	1		1	—
	Subscription price	—	0.3826	—	—	—	0.3826		0.3826	—
	Market price	—	0.3711	—	—	—	0.3941	(*)	0.3981	—

(*)	Weighted average price.

Plan	Grant ratio	Subscription price of the resulting Shares (Euro)	Number of options granted at June 30, 2005 and exercisable from					Total	Maximum expiry date of options
			2003	2004	2005	2006	2007
2000-2002	1	1.22	—	—	—	—	—	—	—
2002 Key People	1	0.8532	930,000	930,000	1,240,000	—	—	3,100,000	May 2008
2005	1	0.3826	—	—	15,190,000	11,392,500	11,392,500	37,975,000	December 31, 2008

NOTE 36 - IMPACT OF THE APPLICATION OF IAS/IFRS

The following tables present the impact of the application of IAS/IFRS and the effects of discontinued operations/assets held for sale on the consolidated shareholders’ equity and net financial debt at January 1, 2004 and December 31, 2004, and the effects on the key financial data of the statement of operations for the six month period ended June 30, 2004.

	As of January 1, 2004
	Italian GAAP	Reclassifications	Italian GAAP after reclassifications	IAS/IFRS adjustments	IAS/IFRS
	(Unaudited) (millions of Euro)
Total shareholders’ equity	20,589	—	—	199	20,788
• attributable to the Parent Company	16,092	—	—	167	16,259
• attributable to Minority interests	4,497	—	—	32	4,529
Net Financial Debt (1)	33,346	(204)	33,142	2,438	35,580

	As of December 31, 2004
	Italian GAAP	Reclassifications	Italian GAAP after reclassifications	IAS/IFRS adjustments	IAS/IFRS (including discontinued operations/ assets held for sale) (*)
	(Unaudited) (millions of Euro)
Total shareholders’ equity	19,861	—	19,861	982	20,843
• attributable to the Parent Company	15,172	—	15,172	1,079	16,251
• attributable to Minority interests	4,689	—	4,689	(97)	4,592
Net Financial Debt (1)	29,525	(151)	29,374	3,488	32,862

(*)	The following are considered discontinued operations/assets held for sale: the Finsiel group and Digitel Venezuela.

(1)

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of
	January 1, 2004	December 31, 2004
	(Unaudited) (millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities	31,740	38,714
Current financial liabilities	11,627	4,485
Financial debt relating to discontinued operations / assets held for sale	—	188

TOTAL GROSS FINANCIAL DEBT (A)	43,367	43,387

FINANCIAL ASSETS
Non-current financial assets
• Securities and financial receivables	277	382
Current financial assets
• Securities other than equity investments	1,386	771
• Financial receivables and other current financial assets	1,136	769
• Cash and cash equivalents	4,988	8,519
Financial assets relating to discontinued operations/assets held for sale	—	84

TOTAL FINANCIAL ASSETS (B)	7,787	10,525

NET FINANCIAL DEBT (A-B)	35,580	32,862

	Six months ended June 30, 2004
	Italian GAAP	Reclassifications	Italian GAAP after reclassifications	IAS/IFRS adjustments	IAS/IFRS (including discontinued operations/ assets held for sale)	Discontinued operations/ assets held for sale (*)	IAS/ IFRS
	(Unaudited) (millions of Euro)
Revenues	15,222	41	15,263	(55)	15,208	(1,240)	13,968
Operating income	3,596	(413)	3,183	694	3,877	(121)	3,756
Net income (loss) from discontinued operations/assets held for sale	—	—	—	—	—	24	24
Net income/(loss) attributable to the Parent Company and minority interests	863	—	863	555	1,418	—	1,418
Net income/(loss) attributable to the Parent Company	405	—	405	574	979	—	979

(*)	The following are considered discontinued operations/assets held for sale: the Entel Chile group, the Finsiel group, Digitel Venezuela and TIM Hellas.

Transition to IAS/IFRS

Up to 2004, Telecom Italia prepared the consolidated financial statements and other interim information (quarterly and six-month data) in accordance with Italian accounting principles (Italian GAAP).

Beginning from 2005, Telecom Italia prepares the consolidated interim reports in accordance with IAS/IFRS, whereas, with regard to the statutory separate financial statements, these standards will be adopted beginning from the year 2006.

Having said this, and taking into account the Recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 and containing guidelines for companies listed within the EU regarding the transition to IAS/IFRS, as well as the Regulation for Issuers, as amended by CONSOB with Resolution No. 14990 dated April 14, 2005, following, among other things, the adoption of International Financial Reporting Standards in the interim reports, the information required by IFRS 1 is hereinafter described. In particular, such information regards the impact that the conversion to International Financial Reporting Standards (IAS/IFRS) has, with reference to the year 2004, on the consolidated financial condition and on the results of operations.

Telecom Italia will adopt “IFRS as adopted by the European Commission for use in the European Union” (“EU GAAP”) for the first time in its annual consolidated financial statements for the year ended December 31, 2005, which will include comparative financial statements for the year ended December 31, 2004. IFRS 1 First-time Adoption of International

Financial Reporting Standards requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (e.g., January 1, 2004) and throughout all periods presented in the first IFRS financial statements. The following notes to the financial data as of January 1, 2004 and December 31, 2004, and for the six month period ended June 30, 2004, have been prepared in accordance with those EU GAAP effective, or issued and early adopted, at June 30, 2005. The EU GAAP that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial data are subject to change up to the reporting date of Telecom Italia’s first IFRS financial statements.

As described in greater detail in the following paragraphs, the IAS/IFRS consolidated balance sheets and the IAS/IFRS consolidated statement of operations have been obtained from the consolidated data prepared in accordance with the provisions of Italian law, by making the appropriate IAS/IFRS adjustments and reclassifications to reflect the changes in the presentation, recognition and measurement required by IAS/IFRS.

The accounting statements and the reconciliations have been prepared solely for purposes of preparing the first complete consolidated financial statements in accordance with IAS/IFRS endorsed by the European Commission; the adoption of the endorsed version of IAS 39 did not entail the application of criteria that were not recognized in the complete version of IAS 39 published by the IASB (International Accounting Standards Board).

In particular, adjustments have been made to conform with IAS/IFRS in effect to date. The endorsement process by the Commission and the adaptations and interpretations by the relevant official bodies in charge are still in progress. At the time of the preparation of the first complete IAS/IFRS consolidated financial statements at December 31, 2005, new IAS/IFRS and IFRIC interpretations could be in effect that may be allowed to be applied at an earlier date.

For these reasons, the data presented in the accounting statements and in the reconciliations could change, for purposes of their utilization as comparative figures for the first complete consolidated financial statements prepared in accordance with IAS/IFRS.

For purposes of the presentation of the effects of the transition to IAS/IFRS and to satisfy the rules for disclosure indicated in paragraphs 39 a) and b) and 40 of IFRS 1 concerning the effects of the first-time adoption of IAS/IFRS, the Telecom Italia Group has followed the example contained in IFRS 1 and, especially, in paragraph IG 63.

The effects of the transition to IAS/IFRS are the result of changes in accounting principles and consequently, as required by IFRS 1, are reflected in the opening shareholders’ equity at the date of transition (January 1, 2004). In the transition to IAS/IFRS, the estimates previously formulated in accordance with Italian GAAP have been maintained, unless the adoption of IAS/IFRS has required the formulation of estimates in accordance with different methods.

Rules for the first-time adoption, accounting options elected in the IAS/IFRS first-time adoption and IAS/IFRS selected by the Telecom Italia Group

The restatement of the opening consolidated balance sheet at January 1, 2004, and of the consolidated accounting statements as of December 31, 2004 (Balance Sheet) and for the six month period ended June 30, 2004 (Statement of operations), has also required the following preliminary decisions by Telecom Italia Group among the options provided by IAS/IFRS:

•

financial statement presentation: the “current/non-current” classification has been adopted for the balance sheet, which is generally applied by industrial and commercial enterprises, while the classification of expenses by nature has been chosen for the statement of operations. This has required the reclassification of the historical financial statements prepared in accordance with the formats provided by Legislative Decree 127/1991;

•	optional exemptions provided by IFRS 1 upon first-time application of IAS/IFRS (January 1, 2004):

•

valuations of property, plant and equipment, investment property and intangible assets at fair value or, alternatively, at revalued cost as the deemed cost: for certain categories of property, plant and equipment, revalued cost has been adopted instead of cost;

•

share-based payments: the provisions of IFRS 2 are applied prospectively from January 1, 2005 (and, that is, to all equity instrument assignments made after that date). The application of IFRS 2 beginning January 1, 2004 would have had no effect;

•

business combinations: for purposes of the first-time application of IAS/IFRS to any business combination, the purchase method set out in IFRS 3 has been applied prospectively beginning from January 1, 2004. This has also required the interruption of the process of amortization of goodwill and the differences on consolidation recorded at January 1, 2004;

•

reserve for net exchange differences deriving from the translation of the financial statements of foreign operations: as allowed by IFRS 1, the cumulative net exchange differences deriving from previous translations of the financial statements of foreign operations have not been recognized at the date of transition (January 1, 2004); only those arising subsequent to that date, instead, are recognized;

•

classification and measurement of financial instruments: IAS 32 (Financial Instruments: Disclosures and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), have been adopted earlier, as allowed, on January 1, 2004 (instead of application starting from the financial statements for the periods beginning on or after January 1, 2005);

•

designation date of financial instruments as instruments at fair value through profit or loss or as available for sale: as allowed by IFRS 1, the designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available for sale” has been carried out at the transition date (January 1, 2004) instead of at the date of initial recognition provided by IAS 39;

•

derecognition of financial assets and liabilities: in accordance with IFRS 1, if certain non-derivative financial assets and/or liabilities pertaining to transactions that occurred before January 1, 2004 have been derecognized in accordance with previous accounting policies, those assets and/or liabilities have not to be recognized (and therefore re-recognized in the financial statements) in accordance with IAS 39, except in cases in which the information needed to apply IAS 39 to assets and/or liabilities derecognized as a result of past transactions was already available at the time of initially accounting for those transactions. The Telecom Italia Group has taken advantage of such option and is applying the “derecognition of non-derivative financial assets/liabilities” retrospectively from January 1, 2003;

•	accounting treatments chosen from the accounting options provided by IAS/IFRS:

•

inventories: in accordance with IAS 2, the cost of inventories should be determined by using the FIFO method or the weighted average cost method. The Telecom Italia Group has chosen to use the weighted average cost method by single movement;

•

valuation of tangible and intangible assets: subsequent to the initial recognition at cost, IAS 16 and IAS 38 provide that these assets may be valued at cost (and depreciated/amortized) or at fair value. The Telecom Italia Group has chosen to adopt the cost method;

•

valuation of investment property: in accordance with IAS 40, a property held as an investment property should be initially recorded at cost, including directly chargeable incidental costs. Subsequently, that property may be valued at fair value or at cost. The Telecom Italia Group has chosen to adopt the cost method;

•

borrowing costs: for the purposes of recording borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, IAS 23 provides that an entity may apply the benchmark accounting treatment, which provides for the immediate expensing of borrowing costs, or the allowed alternative accounting treatment, which provides, in the presence of certain conditions, for the capitalization of borrowing costs. The Telecom Italia Group has chosen to charge borrowing costs to the statement of operations;

•

accounting for interests in joint ventures in the consolidated financial statements: in accordance with IAS 31, interests in joint ventures may be accounted for using the equity method or, alternatively, using the proportionate consolidation method. The Telecom Italia Group has chosen to adopt the equity method.

Principal impacts of the application of IAS/IFRS on the consolidated statement of operations for the six month period ended June 30, 2004

The differences arising from the application of IAS/IFRS compared to Italian GAAP as well as the choices made by Telecom Italia among the accounting options provided by IAS/IFRS described above, thus require a restatement of the accounting data prepared in accordance with the previous Italian regulations on financial statements resulting in material effects, which can be summarized as follows:

Consolidated statement of operations for the six month period ended June 30, 2004:

(millions of Euro)	Italian GAAP	Adjustments	IAS/IFRS
Net income for the period:
• attributable to Parent Company	405	574	979
• attributable to Minority interests	458	(19)	439

Total	863	555	1,418

In particular, the principal adjustments can be summarized as follows:

(millions of Euro)	Net income for the six month period ended June 30, 2004
(Unaudited)
TOTAL AMOUNT (ATTRIBUTABLE TO THE PARENT COMPANY AND THE MINORITY INTERESTS) ACCORDING TO ITALIAN GAAP	863
less: minority interests	(458)

AMOUNT ATTRIBUTABLE TO THE PARENT COMPANY ACCORDING TO ITALIAN GAAP	405

ADJUSTMENTS TO ITEMS OF THE STATEMENT OF OPERATIONS ACCORDING TO ITALIAN GAAP:
1. goodwill and differences on consolidation	779
2. scope of consolidation	(28)
3. factoring transactions	—
4. sale and lease-back of properties	(62)
5. reserves for future risks and charges	(52)
6. bonds (including convertible and exchangeable bonds)	(86)
7. derivative financial instruments	(21)
8. treasury stock	—
9. recognition of revenues	(76)
10. deferred tax assets	—
11. land	3
12. employee severance indemnities	—
13. derecognition of start-up and expansion costs	14
14. value adjustments to tangible and intangible assets produced by the Group	13
15. restoration costs (asset retirement obligations)	(21)
16. equity investments in listed companies and call options on shares measured at fair value	(4)
other	15
Tax effect on items in reconciliation	82
Amount attributable to minority interests for items in reconciliation	18

Total adjustments	574

AMOUNT ATTRIBUTABLE TO PARENT COMPANY ACCORDING TO IAS/IFRS	979

The individual adjustments are presented in the table before taxes and minority interests while the relative tax effects and those on the minority interests are shown cumulatively as two separate adjustment items. Moreover, it should be pointed out that the amounts relating to the effects on expenses and revenues presented in the comments on the aforementioned adjustments include the corresponding amounts relative to discontinued operations or assets held for sale which, under IFRS 5, have, instead, been classified separately and grouped in the caption of the statement of operations “Net income (loss) of discontinued operations/assets held for sale”.

A commentary is presented here on the principal IAS/IFRS adjustments (the contents of which were previously described) made to the Italian GAAP amounts:

1)

goodwill and differences on consolidation: such items are no longer amortized systematically in the statement of operations but are subject to a test, carried out at least annually, in order to identify any impairment in value (impairment test). To this end, cash-generating units have been identified to which the relative goodwill has been allocated. Impairment tests have been carried out which have substantially confirmed the amounts recorded under Italian GAAP.

The impact of the application of IFRS 3 is an increase in total consolidated income before taxes of €779 million (of which €769 million is attributable to the Parent Company) and is entirely due to the elimination of amortization;

2)

scope of consolidation: the change in the scope of consolidation has led to the inclusion of vehicle companies (Special Purpose Entities – SPEs) set up for specific transactions. Furthermore, the line-by-line consolidation of controlling equity investments also resulted in the elimination of the shareholdings classified in current assets. Consequently, this principally involved: (i) the consolidation at January 1, 2004 of the TIM shares classified in current assets; (ii) the consolidation of the special purpose entity TISV (set up for securitization transactions) to which receivables are sold and for whose financial requirements securities are issued that are subscribed to by third-party investors; (iii) the consolidation of companies in winding-up.

The impact of the application of IFRS 3 is a decrease in total consolidated income before taxes of €28 million;

3)	factoring transactions: no effect on the statement of operations;

4)

sale and leaseback of properties: some transactions for the sale of properties carried out by the Telecom Italia Group in prior years have been recorded in accordance with the finance method provided by IAS 17 in that the present value of the contractually provided payments approximates the fair value of the properties under lease. Accordingly, in the balance sheet, entries are made in the assets for the assets sold and leased back and, in the liabilities, for the residual payable; in the statement of operations, entries are made for the depreciation charge and interest expense instead of the lease payments whereas the gain realized at the time of sale is deferred over the period of the contract. The application of this method has determined for the Telecom Italia Group a decrease in total consolidated income before taxes of €62 million; the negative effect of €62 million, before a tax effect of €21 million, came from a decrease in operating expenses of €51 million (including €91 million for the reversal of the lease payments that were partly compensated by an increase of €40 million for higher depreciation of the assets leased), an increase in net financial expenses of €69 million and the reversal of the gains previously deferred and credited to the statement of operations in 2004 for €44 million;

5)

reserves for future risks and charges: the recognition of these liabilities, in accordance with IAS/IFRS, is subject to the existence of specific objective conditions and the discounting of the amounts that will presumably be paid beyond 12 months. In particular, the IAS/IFRS opening balance sheet of the Telecom Italia Group at January 1, 2004 benefits from a positive adjustment to opening shareholders’ equity for the derecognition of certain provisions for risks and charges recorded in the financial statements in accordance with Italian GAAP. This different accounting treatment, in the IAS/IFRS financial statements at June 30, 2004, resulted in a reduction of total consolidated income before taxes of €52 million (of which €31 million attributable to the Parent Company) as a consequence of the reversal of the releases to the statement of operations of the reserves for risks and charges credited to income in the period under Italian GAAP. Such effect of €52 million is before a positive tax effect of €19 million;

6)

bonds (including convertible and exchangeable bonds): in accordance with Italian GAAP, bonds (including convertible or exchangeable bonds) are recorded at the residual nominal value (principal); moreover, any issue premiums or discounts, as well as issue expenses, are deferred and amortized over the bond period.

Under IAS/IFRS, bonds (without implicit derivatives) are stated in accordance with the amortized cost method, that is, at the initial amount (fair value) net of repayments of principal already made, adjusted by the amortization (at the effective interest rate) of any differences (such as premiums/discounts, issue expenses and repayment premiums) between the initial amount and the amount repayable at maturity, whereas the amount of compound financial instruments (convertible or exchangeable bonds), under IAS/IFRS, should be allocated between the liability component and the implicit derivative financial instrument component. In particular:

•

for bonds convertible into own shares, the amount of the liability component is the present value of future cash flows based on the market interest rate at the time of issue in reference to instruments having the same characteristics but without the option, whereas the amount of the option is determined as the difference between the net amount received and the amount of the liability component and is recorded in a specific item of shareholders’ equity;

•

for bonds exchangeable with shares of Group companies other than the issuer and/or third parties, the amount of the component relative to the derivative financial instrument is extracted and recorded, like sold options, in financial liabilities and measured at fair value (with a contra-entry to the statement of operations).

These accounting methods have determined at June 30, 2004 a decrease in total pre-tax income of €86 million almost entirely attributable to the Parent Company; such effect is mainly as a result of the application of the “amortized cost” method;

7)

derivative financial instruments: under Italian GAAP, derivative financial instruments are normally presented as “off-balance sheet” items, whereas under IAS 39, it is mandatory to record derivative financial instruments in the financial statements at fair value. The manner of representing the accounting impact changes according to the purpose the derivative financial instrument is used for:

•

hedging instruments designated as fair value hedges must be recorded in assets (liabilities); the derivative financial instrument and the relative hedged item are stated at fair value and the respective changes in value (which generally tend to offset one another) are recognized in the statement of operations;

•

hedging instruments designated as cash flow hedges must be recorded in assets (liabilities); the derivative is stated at fair value and the changes in value are recognized, for the effective hedging component, directly in a reserve in equity which is released to the statement of operations in the years in which the cash flows of hedged items will affect profit and loss;

•

derivative financial instruments for managing interest rate and foreign exchange risks, which do not meet the formal conditions for hedge accounting according to IAS/IFRS, are recorded in the balance sheet in financial assets/liabilities and the changes in value are recognized in the statement of operations.

The recognition of derivative financial instruments at fair value resulted in a negative impact of €21 million on the pre-tax income (before a positive tax effect of €6 million);

8)	treasury stock: no effect on the statement of operations;

9)

recognition of revenues: revenues from the activation of telephone services, from the recharge of prepaid cards, as well as the related costs, are deferred over the expected duration of the relationship with the customer (principally 8 years for retail customers and 3 years for wholesale customers). The adoption of this method determined for IAS/IFRS purposes a decrease of the pre-tax income by €76 million (€72 million is attributable to the Parent Company), before a positive tax effect of €27 million (€26 million is attributable to the Parent Company);

10)	deferred tax assets: no effect on the statement of operations;

11)

land: in accordance with Italian GAAP, land appurtenant to buildings is depreciated together with the same buildings, while in accordance with IAS/IFRS it must be classified separately and no longer depreciated. The impact of the different accounting treatment determined for IAS/IFRS purposes an increase in pre-tax income of €3 million (entirely attributable to the Parent Company), due to lower depreciation, before a negative tax effect of €1 million;

12)	employee severance indemnities: no effect on the statement of operations;

13)

derecognition of start-up and expansion costs: in accordance with IAS/IFRS, start-up and expansion costs incurred in relation to transactions regarding share capital are directly deducted from the reserves in shareholders’ equity at the date of the transaction; the other start-up and expansion costs, since the requirements for their recognition in intangible assets have not been met, are charged to the statement of operations. The impact of these different accounting treatments determined for IAS/IFRS purposes an increase of the total pre-tax income of €14 million (€12 million is attributable to the Parent Company) due to lower amortization, before a relative negative tax effect of €2 million;

14)

value adjustments to tangible and intangible assets produced by the Group: the adjustment regards the elimination of intragroup gains on the disposal of tangible and intangible assets produced by the Group prior to

1994. The impact of these adjustments determined for IAS/IFRS purposes an increase in the pre-tax income of €13 million (attributable to the Parent Company) due to lower depreciation and amortization, before a relative negative tax effect of €5 million;

15)

restoration costs (assets retirement obligations): under IAS/IFRS, the initial cost of tangible assets also includes the expected costs for decommissioning the fixed asset and restoring the site. The corresponding liability is recognized in the period in which it arises in a balance sheet reserve in the liabilities under reserves for future risks and charges, at fair value, with a contra-entry to the tangible assets with which it is associated; the capitalized cost is recognized as an expense in the statement of operations by the depreciation of the related tangible assets over their useful lives. The impact of the application of this accounting treatment determined for IAS/IFRS purposes a pre-tax income decrease by €21 million (of which €13 million is attributable to the Parent Company) due to higher depreciation, before a positive relative tax effect of €6 million (€4 million is relative to Parent Company);

16)

equity investments in listed companies and call options on shares measured at fair value: in accordance with IAS/IFRS, investments in listed companies other than subsidiaries and associates are classified in “assets available-for-sale” or in “assets held for trading” and recognized at fair value in the financial statements, with the relative value adjustments recorded, respectively, in a specific equity reserve (except for impairment effects) or through profit or loss; furthermore, optional derivatives have been classified as “assets held for trading” and recognized at fair value in the financial statements, with the relative value adjustments recorded in the statement of operations. The impact of the application of this method determined for IAS/IFRS purposes a reduction in pre-tax income of €4 million (entirely attributable to the Parent Company).

Principal impacts of the application of IAS/IFRS on the consolidated balance sheets as of January 1, 2004 and December 31, 2004

The differences arising from the application of IAS/IFRS compared to Italian GAAP as well as the choices made by Telecom Italia among the accounting options provided by IAS/IFRS described above, thus required a restatement of the accounting data prepared in accordance with the previous Italian regulation on financial statements resulting in material effects, in some cases, on the shareholders’ equity and the Net Financial Debt of the Group, which can be summarized as follows:

	As of January 1, 2004
	Italian GAAP	Adjustments		IAS/IFRS
	(Unaudited) (millions of Euro)
Shareholders’ equity:
• attributable to Parent Company	16,092	167		16,259
• attributable to Minority interests	4,497	32		4,529

Total shareholders’ equity	20,589	199		20,788

Net financial debt	33,346	2,234	(*)	35,580

(*)

Comprises reclassifications for €204 million due to the inclusion, in the net financial position, of non-current receivables from associates (€117 million) and loans to employees and third parties (€87 million).

	As of December 31, 2004
	Italian GAAP	Adjustments		IAS/IFRS
	(Unaudited) (millions of Euro)
Shareholders’ equity:
• attributable to Parent Company	15,172	1,079		16,251
• attributable to Minority interests	4,689	(97)		4,592

Total shareholders’ equity	19,861	982		20,843

Net financial debt	29,525	3,337	(**)	32,862

(**)

Comprises reclassifications for €151 million due to the inclusion, in the net financial position, of non-current receivables from associates (€60 million) and loans to employees and third parties (€91 million).

In particular, the principal adjustments can be summarized as follows:

	Shareholders’ equity as of
	January 1, 2004	December 31, 2004
	(Unaudited) (millions of Euro)
TOTAL AMOUNT (ATTRIBUTABLE TO THE PARENT COMPANY AND THE MINORITY INTERESTS) ACCORDING TO ITALIAN GAAP	20,589	19,861
less: minority interests	(4,497)	(4,689)

AMOUNT ATTRIBUTABLE TO THE PARENT COMPANY ACCORDING TO ITALIAN GAAP	16,092	15,172

ADJUSTMENTS TO ITEMS OF THE BALANCE SHEET ACCORDING TO ITALIAN GAAP:
1. goodwill and differences on consolidation	—	1,549
2. scope of consolidation	141	78
3. factoring transactions	—	—
4. sale and lease-back of properties	(199)	(290)
5. reserves for future risks and charges	340	(1)
6. bonds (including convertible and exchangeable bonds)	489	406
7. derivative financial instruments	(65)	(283)
8. treasury stock	(393)	(393)
9. recognition of revenues	(320)	(530)
10. deferred tax assets	240	190
11. land	86	91
12. employee severance indemnities	80	70
13. derecognition of start-up and expansion costs	(86)	(61)
14. value adjustments to tangible and intangible assets produced by the Group	(110)	(83)
15. restoration costs (asset retirement obligations)	(68)	(111)
16. equity investments in listed companies and call options on shares measured at fair value	79	122
other	(15)	(88)
Tax effect on items in reconciliation	—	316
Amount attributable to minority interests for items in reconciliation	(32)	97

Total adjustments	167	1,079

AMOUNT ATTRIBUTABLE TO PARENT COMPANY ACCORDING TO IAS/IFRS	16,259	16,251

The individual adjustments are presented in the table before taxes and minority interests while the relative tax effects and those on the minority interests are shown cumulatively as two separate adjustment items. Moreover, it should be pointed out that the amounts relating to the effects on assets and liabilities presented in the comments on the aforementioned adjustments include the corresponding amounts relative to discontinued operations/assets held for sale which, under IFRS 5, in the balance sheet at December 31, 2004, have been, instead, classified separately and grouped in the captions “Discontinued operations/assets held for sale”, “Liabilities relating to discontinued operations/assets held for sale”.

	As of
	January 1, 2004	December 31, 2004
	(Unaudited) (millions of Euro)
NET FINANCIAL DEBT ACCORDING TO ITALIAN GAAP	33,346	29,525

Reclassifications: inclusion, in the net financial position, of non-current receivables from associates and loans to employees and third parties	(204)	(151)

Net financial debt according to Italian GAAP, after reclassifications	33,142	29,374
ADJUSTMENTS TO ITEMS OF BALANCE SHEET ACCORDING TO ITALIAN GAAP:
1. goodwill and consolidation adjustments	—	—
2. scope of consolidation	799	1,079
3. factoring transactions	351	760
4. sale and leaseback properties	1,651	1,603
5. reserves for future risks and charges	—	—
6. bonds (including convertible and exchangeable bonds)	(425)	(280)
7. derivative financial instruments	28	303
8. treasury stock	—	—
9. recognition of revenues	—	—
10. deferred tax assets	—	—
11. land	—	—
12. employee severance indemnities	—	—
13. derecognition of start-up and expansion costs	—	—
14. value adjustments to tangible and intangible assets produced by the Group	—	—
15. restoration costs (asset retirement obligations)	—	—
16. equity investments in listed companies and call options on shares measured at fair value	—	—
other	34	23

Total adjustments	2,438	3,488

NET FINANCIAL DEBT ACCORDING TO IAS/IFRS	35,580	32,862

A commentary is presented here on the principal IAS/IFRS adjustments (the contents of which were previously described) made to the Italian GAAP amounts:

1)

goodwill and differences on consolidation: such items are no longer amortized systematically in the statement of operations but are subject to a test, carried out at least annually, in order to identify any impairment in value (impairment test). To this end, cash-generating units have been identified to which the relative goodwill has been allocated. Impairment tests have been carried out which have substantially confirmed the amounts recorded under Italian GAAP.

The impact of the application of IFRS 3 is an increase in total shareholders’ equity at December 31, 2004 of €1,549 million (of which €1,525 million is attributable to the Parent Company) and is entirely due to the elimination of amortization;

2)

scope of consolidation: the change in the scope of consolidation has led to the inclusion of vehicle companies (Special Purpose Entities – SPEs) set up for specific transactions. Furthermore, the line-by-line consolidation of controlling equity investments also generated the elimination of the shareholdings classified in current assets. Consequently, this principally involved: (i) the consolidation at January 1, 2004 of the TIM shares classified in current assets; (ii) the consolidation of the special purpose entity TISV (set up for securitization transactions) to which receivables are sold and for whose financial requirements securities are issued that are subscribed to by third-party investors; (iii) the consolidation of companies in winding-up. Moreover, as part of the corporate integration of Telecom Italia and TIM, on December 21, 2004, Telecom Italia concluded an agreement, called “Confirmation of Share Basket Option Transaction” for the purchase of call options and the sale of put options, both up to a maximum number of 25 million, each having an underlying basket of shares composed of 2 TIM ordinary shares and 1 TIM savings share. The exercise price was equal to €5.57 for each ordinary and savings share.

On February 3, 2005, Telecom Italia exercised the call options on No. 21 million TIM savings shares for a total outlay of €117 million.

On February 8, 2005, the counterpart exercised the put option rights and thus on February 11, 2005, Telecom Italia purchased No. 42 million TIM ordinary shares for a total outlay of €234 million.

The irrevocable commitment which arose at the end of 2004 to purchase the above-mentioned TIM shares in the early months of 2005 determined, for IAS/IFRS purposes, the consolidation of a further equity interest in TIM at December 31, 2004 with the consequent recording of a financial liability equal to the total outlay of €351 million and the booking of additional goodwill of €294 million.

This accounting treatment thus has the following impact:

•

at January 1, 2004: an increase in total shareholders’ equity of €141 million (of which €178 million is attributable to the Parent Company) owing to the consolidation of TIM shares (and the consequent booking of differences on consolidation in intangible assets) and an increase in net financial debt of €799 million owing to the consolidation of TISV;

•

at December 31, 2004: an increase in total shareholders’ equity of €78 million attributable mainly to the consolidation of the TIM shares referring to the above put/call options and an increase in net financial debt of €728 million attributable to the consolidation of TISV and €351 million relative to the put/call options on TIM shares.

As for securitization transactions and the consequent line-by-line consolidation of the TISV payable, it should be pointed out that the maximum risk to Telecom Italia is limited solely to the Deferred Purchase Price (DPP) which is equal to about 10% of the receivables sold and which represents the deferred component of the sale price; this risk is therefore considerably lower than the amount of the payable which the application of the accounting policies requires to be consolidated;

3)

factoring transactions: the adoption of IAS 39 and in particular the provisions concerning the derecognition of financial assets (receivables) results in a more restrictive interpretation of the requirements for the recognition of the sale of receivables without recourse (for IAS/IFRS purposes, the sale is recognized on condition that all the risks and rewards have substantially been transferred). Accordingly, the receivables sold are added back to the assets and the consideration collected is booked as an advance received. This treatment has the following impact:

•

at January 1, 2004: an increase in net financial debt of €351 million attributable to the recording of a short-term financial payable (advance received) of €351 million, with an increase in trade receivables for the same amount;

•

at December 31, 2004: an increase in net financial debt of €760 million attributable to a short-term financial payable (advance received) of €760 million, with an increase in trade receivables for the same amount;

4)

sale and leaseback of properties: some transactions for the sale of properties carried out by the Telecom Italia Group in prior years have been recorded in accordance with the finance method provided by IAS 17 in that the present value of the contractually provided payments approximates the fair value of the properties under lease. Accordingly, in the balance sheet, entries are made in the assets for the assets sold and leased back and, in the liabilities, for the residual payable; in the statement of operations, entries are made for the depreciation charge and interest expense instead of the lease payments whereas the gain realized at the time of sale is deferred over the period of the contract. The application of this method has the following impact for the Telecom Italia Group:

•

at January 1, 2004: a decrease in total shareholders’ equity of €199 million (entirely attributable to the Parent Company), before a positive tax effect of €39 million. Such effects have come from an increase in tangible assets (buildings) of €1,363 million, an increase in financial payables of €1,651 million, an increase in deferred tax assets (net of the reserve for deferred taxes) of €39 million and a decrease of €89 million in the deferred income recorded under Italian GAAP for the deferral of the gains not yet realized with third parties;

•

at December 31, 2004: a decrease in total shareholders’ equity, entirely attributable to the Parent Company, of €290 million (before a positive tax effect of €70 million). Such effects came from an increase in tangible assets (buildings) of €1,282 million, an increase in financial payables of €1,603 million (with a consequent increase in net financial debt of the same amount), an increase in deferred tax assets (net of the reserve for deferred taxes) of € 70 million, and a decrease of €31 million in the deferred income recorded under Italian GAAP for the deferral of the gains not yet realized with third parties;

5)

reserves for future risks and charges: the recognition of these liabilities, in accordance with IAS/IFRS, is subject to the existence of specific objective conditions and the discounting of the amounts that will presumably be paid beyond 12 months. In particular, the IAS/IFRS opening balance sheet of the Telecom Italia Group at January 1, 2004 benefited from a positive adjustment to opening shareholders’ equity for the derecognition of certain reserves for risks and charges recorded in the financial statements in accordance with Italian GAAP.

Such impact can be summarized as follows:

•

at January 1, 2004: an increase in total shareholders’ equity of €340 million (of which €225 million is attributable to the Parent Company), before a negative tax effect of €101 million (€60 million is attributable to the Parent Company), to derecognize certain reserves for risks and charges not recognized under IAS/IFRS and for the discounting of the other reserves with maturities due beyond 12 months;

•	at December 31, 2004: a decrease in total shareholders’ equity of €1 million;

6)

bonds (including convertible and exchangeable bonds): in accordance with Italian GAAP, bonds (including convertible or exchangeable bonds) are recorded at the residual nominal value (principal); moreover, any issue premiums or discounts, as well as issue expenses, are deferred and amortized over the bond period.

Under IAS/IFRS, bonds (without implicit derivatives) are stated in accordance with the amortized cost method, that is, at the initial amount (fair value) net of repayments of principal already made, adjusted by the amortization (at the effective interest rate) of any differences (such as premiums/discounts, issue expenses and repayment premiums)

between the initial amount and the amount repayable at maturity, whereas the amount of compound financial instruments (convertible or exchangeable bonds), under IAS/IFRS, should be allocated between the liability component and the implicit derivative financial instrument component. In particular:

•

for bonds convertible into own shares, the amount of the liability component is the present value of future cash flows based on the market interest rate at the time of issue in reference to instruments having the same characteristics but without the option, whereas the amount of the option is determined as the difference between the net amount received and the amount of the liability component and is recorded in a specific item of shareholders’ equity;

•

for bonds exchangeable with shares issued by Group companies other than the issuer and/or third parties, the amount of the component relative to the derivative financial instrument is extracted and recorded, like sold options, in financial liabilities and valued at fair value (with a contra-entry to the statement of operations).

These accounting methods had the following impact:

•

at January 1, 2004: a decrease in net financial debt of €425 million and an increase in total shareholders’ equity of €489 million (of which €488 million is attributable to the Parent Company), before a negative tax effect of €157 million, including €175 million of deferred taxes on the equity component relative to “Telecom Italia 2001 – 2010” convertible bonds. In particular, the decrease in debt is principally due to the reclassification of the part of the liability relative to convertible bonds to the components of shareholders’ equity, which is partly compensated by the reclassification of the portion of the repayment premium already accrued on the exchangeable “Telecom Italia Finance 2001-2006” bonds from the reserves for risks and charges to financial liabilities;

•

at December 31, 2004: a decrease in net financial debt of €280 million and an increase in total shareholders’ equity of €406 million (€405 million is attributable to the Parent Company), before a negative tax effect of €133 million, including €175 million of deferred taxes on the equity component relative to the “Telecom Italia 2001 – 2010” convertible bonds. The decrease in net financial debt is principally due to the reclassification of the part of the liability relative to convertible bonds to the components of shareholders’ equity, which is partly compensated by the reclassification of the portion of the repayment premium already accrued on the exchangeable “Telecom Italia Finance 2001-2006” bonds from the reserves for risks and charges to financial liabilities;

7)

derivative financial instruments: under Italian GAAP, derivative financial instruments are normally presented as “off-balance sheet” items, whereas under IAS 39 it is mandatory to record derivative financial instruments in the financial statements at fair value. The manner of representing the accounting impact changes according to the purpose the derivative financial instrument is used for:

•

hedging instruments designated as fair value hedges must be recorded in assets (liabilities); the derivative financial instrument and the relative hedged item are stated at fair value and the respective changes in value (which generally tend to offset one another) are recognized in the statement of operations;

•

hedging instruments designated as cash flow hedges must be recorded in assets (liabilities); the derivative is stated at fair value and the changes in value are recognized, for the effective hedging component, directly in a reserve in equity which is released to the statement of operations in the period in which the cash flows of hedged items will affect the statement of operations;

•

derivative financial instruments for managing interest rate and foreign exchange risks, which do not meet the formal conditions for hedge accounting according to IAS/IFRS, are recorded in the balance sheet in financial assets/financial liabilities and the changes in value are recognized in the statement of operations.

The recognition of derivative financial instruments at fair value in the financial statements has the following impact:

•

at January 1, 2004: an increase in the net financial position of €28 million (substantially attributable to cash flow hedges) and a decrease in total shareholders’ equity of €65 million, before a positive tax effect of €20 million (€64 million is attributable to the Parent Company before a positive tax effect of €20 million);

•

at December 31, 2004: an increase in net financial debt of €303 million (substantially attributable to cash flow hedges) and a decrease in total shareholders’ equity of €283 million (attributable to the Parent Company), before a positive tax effect of €106 million;

8)

treasury stock: in accordance with Italian GAAP, treasury stock is recorded in assets and a specific restricted reserve is set up in shareholders’ equity. In accordance with IAS/IFRS, such stock, instead, is recognized as a reduction of shareholders’ equity. The impact of this different accounting treatment is a reduction in total shareholders’ equity at January 1, 2004 and December 31, 2004 of €393 million (entirely attributable to the Parent Company) and a reversal of treasury stock in assets for the same amount;

9)

recognition of revenues: revenues from the activation of telephone services, from the recharge of prepaid cards, as well as the related costs, are deferred over the expected duration of the relationship with the customer (principally 8 years for retail customers and 3 years for wholesale customers). The adoption of this method has the following impact, for IAS/IFRS purposes :

•

at January 1, 2004: a decrease in total shareholders’ equity of €320 million (of which €292 million is attributable to the Parent Company), before a positive tax effect of €108 million (of which €103 million is attributable to the Parent Company);

•

at December 31, 2004: a decrease in total shareholders’ equity of €530 million (€486 million is attributable to the Parent Company), before a positive tax effect of €180 million (€172 million is relative to the Parent Company);

10)

deferred tax assets: the recognition of deferred tax assets in accordance with IAS/IFRS, which were not recorded under Italian GAAP because the conditions of reasonable certainty were not met, had the following impact, under IAS/IFRS:

•	at January 1, 2004: an increase in total shareholders’ equity of €240 million (entirely attributable to the Parent Company), with the recognition of an asset for deferred taxes of the same amount;

•

at December 31, 2004: an increase in total shareholders’ equity of €190 million (€196 million is attributable to the Parent Company), with the recognition of an asset for deferred taxes of €205 million;

11)

land: in accordance with Italian GAAP, land appurtenant to buildings is depreciated together with the same buildings, while in accordance with IAS/IFRS it must be classified separately and no longer depreciated. The impact of the different accounting treatment is the following:

•

at January 1, 2004: an increase in total shareholders’ equity of €86 million (€85 million is attributable to the Parent Company), before a negative tax effect of €32 million (for the provision to the reserve for deferred taxes of the same amount), due to an increase in net non-current tangible assets of €86 million as a result of the reversal of accumulated depreciation;

•

at December 31, 2004: an increase in total shareholders’ equity of €91 million (entirely attributable to the Parent Company). In the balance sheet, non-current tangible assets increased by €91 million (mainly as result of the reversal of accumulated depreciation) and a liability for deferred taxes is recognized for €34 million;

12)

employee severance indemnities: Italian GAAP require recognition of the liability for employee severance indemnities (TFR) based on the nominal liability matured to the end of the reporting period, in accordance with the statutory regulations in force; under IAS/IFRS, TFR falls under the category of defined benefit plans subject to actuarial valuation (taking into account mortality, foreseeable changes in salaries/wages, etc.) to express the present value of the benefit, payable upon termination of employment, that employees have matured up to the balance sheet date; under IAS/IFRS, all actuarial gains and losses have been recognized at the date of transition to IAS/IFRS. The impact of this different accounting treatment is as follows:

•

at January 1, 2004: an increase in total shareholders’ equity of €80 million (€78 million is attributable to the Parent Company), before a negative tax effect of €25 million (for the provision to the reserve for deferred taxes of the same amount), due to a decrease in the reserve for employee severance indemnities of €80 million;

•

at December 31, 2004: an increase in total shareholders’ equity of €70 million (€67 million is attributable to the Parent Company), before a negative tax effect of €24 million (for the provision to the reserve for deferred taxes of the same amount ) due to a decrease in the reserve for employee severance indemnities of €70 million;

13)

derecognition of start-up and expansion costs: in accordance with IAS/IFRS, start-up and expansion costs incurred in relation to transactions regarding share capital are directly deducted from the reserves in shareholders’ equity at the date of the transaction; the other start-up and expansion costs, since the requirements for their recognition in intangible assets have not been met, are charged to the statement of operations. The impact of these different accounting treatments is the following:

•

at January 1, 2004: a decrease in total shareholders’ equity of €86 million (€79 million is attributable to the Parent Company), before a positive tax effect of €13 million (for the recognition of deferred tax assets), due to a decrease in assets no longer capitalizable of €86 million;

•

at December 31, 2004: a decrease in total shareholders’ equity of €61 million (€55 million is attributable to the Parent Company), before a positive tax effect of €8 million (for the recognition of deferred tax assets) due to the decrease in assets no longer capitalizable of €61 million;

14)

value adjustments to tangible and intangible assets produced by the Group: the adjustment regards the elimination of intragroup gains on the disposal of tangible and intangible assets produced by the Group prior to 1994. The impact of these adjustments is the following:

•

at January 1, 2004: a decrease of total shareholders’ equity of €110 million (attributable to the Parent Company), before the positive tax effect of €41 million (for the recognition of an asset for deferred taxes) due to the reduction in assets of €110 million;

•

at December 31, 2004: a decrease in total shareholders’ equity of €83 million (attributable to the Parent Company), before a positive tax effect of €31 million (for the recognition of an asset for deferred taxes) due to the reduction in assets of €83 million;

15)

restoration costs (asset retirement obligations): under IAS/IFRS, the initial cost of tangible assets also includes the expected costs for decommissioning the fixed asset and restoring the site. The corresponding liability is recognized in the period in which it arises in a balance sheet provision in the liabilities under reserves for future risks and charges, at fair value, with a contra-entry to the tangible assets with which it is associated; the capitalized cost is recognized as an expense in the statement of operations by depreciation of the related tangible assets over their useful lives. The impact of the application of this accounting treatment is the following:

•	at January 1, 2004: a decrease in total shareholders’ equity of €68 million (€51 million is attributable to the Parent Company), before the positive tax effect of €23 million;

•	at December 31, 2004: a decrease in total shareholders’ equity of €111 million (€78 million is attributable to the Parent Company), before a positive tax effect of €35 million;

16)

equity investments in listed companies and call options on shares measured at fair value: in accordance with IAS/IFRS, investments in listed companies other than subsidiaries and associates are classified in “assets available-for-sale” or in “assets held for trading” and recognized at fair value in the financial statements, with the relative value adjustments recorded, respectively, in a specific equity reserve (except for impairment effects) or through profit or loss; furthermore, optional derivatives have been classified as “assets held for trading” and recognized at fair value in the financial statements, with the relative value adjustments recorded in the statement of operations. The impact of the application of this method is the following:

•

at January 1, 2004: an increase in shareholders’ equity of €79 million (€80 million is attributable to the Parent Company), before a positive tax effect of €1 million (€2 million is relative to the Parent Company);

•	at December 31, 2004: an increase in shareholders’ equity of €122 million (attributable to the Parent Company).

The consolidated balance sheets as of January 1, 2004 and December 31, 2004 and the consolidated statement of operations for the six month period ended June 30, 2004, in accordance with IAS/IFRS

In addition to the reconciliations of shareholders’ equity at January 1, 2004 and December 31, 2004, and net income for the six month period ended June 30, 2004 accompanied by comments on the adjustments made to the balances prepared in accordance with Italian GAAP, the balance sheets at January 1, 2004 and December 31, 2004 and the statement of operations for the six month period ended June 30, 2004 are attached where the following is presented for each item in individual columns:

•	amounts according to Italian GAAP reclassified in accordance with IAS/IFRS formats;

 •       adjustments to conform to IAS/IFRS;

•

adjusted amounts according to IAS/IFRS; however, those amounts relative to the balance sheet at December 31, 2004 and the statement of operations for the six month period ended June 30, 2004, include the components relating to “discontinued operations/assets held for sale” as set forth by IFRS 5, and the relative effects in the balance sheet at December 31, 2004 have been presented in a separate column. To this end at December 31, 2004, discontinued operations/assets held for sale are considered the Finsiel Group and Digitel Venezuela.

•

reclassifications made to show the components relative to discontinued operations/assets held for sale (for the balance sheet at December 31, 2004 and the statement of operations for the six months ended June 30, 2004), the effects of which are presented, for the balance sheet components, separately in a heading in the assets and in a heading in the liabilities and, with the regard to the statement of operations, separately in a heading (net of taxes and minority interests) before the net income for the six month period ended June 30, 2004;

•

amounts according to IAS/IFRS, net of the components relating to discontinued operations/assets held for sale (for the balance sheet at December 31, 2004 and the statement of operations for the six months ended June 30, 2004), the effects of which on the balance sheet and the statement of operations are presented separately, as described in the preceding point.

CONSOLIDATED BALANCE SHEET AS OF JANUARY 1, 2004 (^)

	Amounts per Italian GAAP, as reclassified		IAS/IFRS adjustments	Amounts per IAS/IFRS
	(Unaudited) (millions of Euro)
NON-CURRENT ASSETS
Intangible assets
• Goodwill and other intangible assets with an indefinite life	27,145	a)	327	27,472
• Intangible assets with a finite life	6,411	b)	(86)	6,325

	33,556		241	33,797

Tangible assets
• Property, plant and equipment owned	18,389	c)	226	18,615
• Assets held under finance leases	233	d)	1,433	1,666

	18,622		1,659	20,281

Other non-current assets
• Equity investments	1,863	e)	(427)	1,436
• Securities and financial receivables	517	(*)	(240)	277
• Miscellaneous receivables and other non-current assets	449	f)	460	909

	2,829		(207)	2,622

Deferred tax assets	5,013	g)	614	5,627

TOTAL NON-CURRENT ASSETS (A)	60,020		2,307	62,327

CURRENT ASSETS
Inventories	321	h)	3	324
Trade receivables, miscellaneous receivables and other current assets	10,147	i)	1,205	11,352
Equity investments	878	l)	(166)	712
Securities other than equity investments	2,720	(*)	(1,334)	1,386
Financial receivables and other current financial assets	1,427	(*)	(291)	1,136
Cash and cash equivalents	4,988	(*)	—	4,988

TOTAL CURRENT ASSETS (B)	20,481		(583)	19,898

Discontinued operations/assets held for sale
• of a financial nature	—	(*)	—	—
• of a non-financial nature	—		—	—

TOTAL DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (C)	—		—	—

TOTAL ASSETS (A+B+C)	80,501		1,724	82,225

Shareholders’ equity
• attributable to Parent Company	16,092		167	16,259
• attributable to Minority interests	4,497		32	4,529

TOTAL SHAREHOLDERS’ EQUITY (A)	20,589		199	20,788

Non-current liabilities
Non-current financial liabilities	30,915	(*)	825	31,740
Employee severance indemnities and other employee-related reserves	1,373	m)	(102)	1,271
Reserve for deferred taxes	252	n)	374	626
Reserves for future risks and charges	1,292	o)	(270)	1,022
Miscellaneous payables and other non-current liabilities	1,780	p)	706	2,486

TOTAL NON-CURRENT LIABILITIES (B)	35,612		1,533	37,145

Current liabilities
Current financial liabilities	11,879	(*)	(252)	11,627
Trade payables, current tax payables, miscellaneous payables and other current liabilities	12,421	q)	244	12,665

TOTAL CURRENT LIABILITIES (C)	24,300		(8)	24,292

Liabilities relating to discontinued operations/assets held for sale
• of a financial nature	—	(*)	—	—
• of a non-financial nature	—		—	—

TOTAL LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	—		—	—

TOTAL LIABILITIES (E=B+C+D)	59,912		1,525	61,437

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES (A+E)	80,501		1,724	82,225

(^)	The balance sheet data has been prepared in accordance with IAS/IFRS in force as of June 30, 2005.
(*)	Included in net financial debt.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004 (^)

	Amounts per Italian GAAP, as reclassified		IAS/IFRS adjustments	Amounts per IAS/ IFRS including discontinued operations/ assets held for sale	Effects of IT Market/ Digitel	Amounts per IAS/ IFRS
	(Unaudited) (millions of Euro)
NON-CURRENT ASSETS
Intangible assets
• Goodwill and other intangible assets with an indefinite life	25,641	a)	1,978	27,619	(153)	27,466
• Intangible assets with a finite life	6,897	b)	(61)	6,836	(62)	6,774

	32,538		1,917	34,455	(215)	34,240

Tangible assets
• Property, plant and equipment owned	17,846	c)	184	18,030	(155)	17,875
• Assets held under finance leases	207	d)	1,398	1,605	(1)	1,604

	18,053		1,582	19,635	(156)	19,479

Other non-current assets
• Equity investments	1,457	e)	(374)	1,083	(19)	1,064
• Securities and financial receivables	557	(*)	(184)	373	9	382
• Miscellaneous receivables and other non-current assets	251	f)	568	819	(16)	803

	2,265		10	2,275	(26)	2,249

Deferred tax assets	3,706	g)	848	4,554	(47)	4,507

TOTAL NON-CURRENT ASSETS (A)	56,562		4,357	60,919	(444)	60,475

CURRENT ASSETS
Inventories	339	h)	(22)	317	(6)	311
Trade receivables, miscellaneous receivables and other current assets	9,309	i)	1,480	10,789	(492)	10,297
Securities other than equity investments	932	(*)	(161)	771	—	771
Financial receivables and other current financial assets	904	(*)	(132)	772	(3)	769
Cash and cash equivalents	8,563	(*)	13	8,576	(57)	8,519

TOTAL CURRENT ASSETS (B)	20,047		1,178	21,225	(558)	20,667

Discontinued operations/assets held for sale
• of a financial nature	—	(*)	—	—	84	84
• of a non-financial nature	—		—	—	1,094	1,094

TOTAL DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (C)	—		—	—	1,178	1,178

TOTAL ASSETS (A+B+C)	79,609		5,535	82,144	176	82,320

Shareholders’ equity
• attributable to Parent Company	15,172		1,079	16,251	—	16,251
• attributable to Minority interests	4,689		(97)	4,592	—	4,592

TOTAL SHAREHOLDERS’ EQUITY (A)	19,861		982	20,843	—	20,843

Non-current liabilities
Non-current financial liabilities	36,937	(*)	1,878	38,815	(101)	38,714
Employee severance indemnities and other employee-related reserves	1,369	m)	(77)	1,292	(70)	1,222
Reserve for deferred taxes	225	n)	342	567	(4)	563
Reserves for future risks and charges	831	o)	9	840	(16)	824
Miscellaneous payables and other non-current liabilities	1,458	p)	746	2,204	(5)	2,199

TOTAL NON-CURRENT LIABILITIES (B)	40,820		2,898	43,718	(196)	43,522

Current liabilities
Current financial liabilities	3,393	(*)	1,146	4,539	(54)	4,485
Trade payables, current tax payables, miscellaneous payables and other current liabilities	12,535	q)	509	13,044	(346)	12,698

TOTAL CURRENT LIABILITIES (C)	15,928		1,655	17,583	(400)	17,183

Liabilities relating to discontinued operations/assets held for sale
• of a financial nature	—	(*)	—	—	188	188
• of a non-financial nature	—		—	—	584	584

TOTAL LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	—		—	—	772	772

TOTAL LIABILITIES (E=B+C+D)	56,748		4,553	61,301	176	61,477

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES (A+E)	76,609		5,535	82,144	176	82,320

(^)	The balance sheet data have been prepared in accordance with IAS/IFRS in force as of June 30, 2005.

(*)	Included in net financial debt.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004 (^)

	Amounts per Italian GAAP as reclassified		IAS/IFRS adjustments	Amounts per IAS/ IFRS including discontinued operations / assets held for sale
	(Unaudited) (million of Euro)
Revenues	15,263	a)	(55)	15,208
Other income	180		2	182

Total revenues and other operating income	15,443		(53)	15,390

Purchases of material and external costs	(6,487	) b)	25	(6,462)
Personnel costs	(2,139	) c)	7	(2,132)
Other operating expense	(584	) d)	(9)	(593)
Changes in inventories	126		—	126
Capitalized internal construction costs	326		(2)	324
Depreciation and amortization	(3,212	) e)	730	(2,482)
Gains/losses on disposals of non-current assets(1)	(4)		(2)	(6)
Impairment losses/reversals on non-current assets	(286)		(2)	(288)

Total operating expenses	(12,260)		747	(11,513)

Operating income	3,183		694	3,877

Share of earnings of equity investments in associates accounted for by the equity method	(25)		7	(18)
Financial income	602	f)	180	782
Financial expenses	(1,462	) f)	(408)	(1,870)

Income from continuing operations before taxes	2,298		473	2,771

Income taxes for the period	(1,435	) g)	82	(1,353)

Net income from continuing operations	863		555	1,418
Net income (loss) from discontinued operations/assets held for sale	—		—	—

Net income for the period	863		555	1,418

Attributable to:
• Parent company	405		574	979
• Minority interests	458		(19)	439

(^)	The statement of operations data have been prepared in accordance with IAS/IFRS in force as of June 30, 2005.
(1)	Excluding gains/losses on disposal of assets classified as discontinued operations/assets held for sale and equity investments in companies other than subsidiaries.

Comments to the principal IAS/IFRS adjustments made to the balance sheets as of January 1, 2004 and December 31, 2004 and the statement of operations for the six month period ended June 30, 2004

Information on the principal adjustments is presented below with brief comments and references to the adjustments presented in the table of reconciliation of shareholders’ equity and net income, as previously illustrated.

Consolidated Balance sheets - Assets

a)	goodwill and other intangible assets with an indefinite life; these adjustments refer to:

•

at January 1, 2004 (an increase of €327 million) recognition of additional goodwill following the consolidation of TIM shares classified in accordance with Italian GAAP in current assets (see adjustment No. 2);

•

at December 31, 2004 (an increase of €1,978 million) principally the reversal of the amortization of goodwill of € 1,554 million (see adjustment No. 1), recognition of additional goodwill following the consolidation of the aforementioned TIM shares classified in accordance with Italian GAAP in current assets, equal to €149 million, and other TIM shares in relation to the irrevocable purchase commitment connected with the put/call option, equal to €295 million (see adjustment No. 2);

b)

intangible assets with a finite life; these adjustments (a decrease of €86 million at January 1, 2004 and a decrease of €61 million at December 31, 2004) principally regard the derecognition of certain start-up and expansion costs which do not meet the requirements under IAS/IFRS for recognition in intangible assets (see adjustment No. 13);

c)	property, plant and equipment owned; these adjustments (an increase of €226 million at January 1, 2004 and an increase of €184 million at December 31, 2004) principally regard:

•

the reversal of the accumulated depreciation of land appurtenant to buildings, equal to €84 million at January 1, 2004 and €91 million at December 31, 2004, which must be separated from the buildings and no longer depreciated, in accordance with IAS/IFRS (see adjustment No. 11);

•	the capitalization of restoration costs of €186 million at January 1, 2004 and €236 million at December 31, 2004 (see adjustment No. 15);

•

the elimination of intragroup gains on tangible assets produced by the Group with the consequent decrease in the amount of these same assets of €60 million at January 1, 2004 and €83 million at December 31, 2004 (see adjustment No. 14);

•	the elimination of monetary revaluations made to tangible assets of the Entel Chile group of €25 million at December 31, 2004;

d)	assets held under finance leases (an increase of €1,433 million at January 1, 2004 and an increase of €1,398 million at December 31, 2004); these adjustments principally regard:

•

the recognition, equal to €1,363 million at January 1, 2004 and €1,282 million at December 31, 2004, in non-current assets of buildings that were the subject of sale and leaseback transactions in prior years since they have the characteristics of leasebacks of a financial nature (see adjustment No. 4);

•	the recognition, equal to €70 million at January 1, 2004 and €58 million at December 31, 2004, in non-current assets of tangible assets under finance lease contracts;

e)	equity investments (non-current) (a decrease of €427 million at January 1, 2004 and a decrease of €374 million at December 31, 2004); these adjustments principally regard:

•

the reversal of treasury stock, equal to €393 million at January 1, 2004 and at December 31, 2004, which is accounted for as a reduction of shareholders’ equity in accordance with IAS/IFRS (see adjustment No. 8);

•

the adjustment to fair value of equity investments in companies other than subsidiaries and associates, equal to €15 million at January 1, 2004 and €55 million at December 31, 2004 (see adjustment No. 16);

f)

miscellaneous receivables and other non-current assets (an increase of €460 million at January 1, 2004 and an increase of €568 million at December 31, 2004); these adjustments principally regard the balance among:

•

the recognition of prepaid expenses related to the deferral of costs associated with the recognition of revenues (see adjustment No. 9), equal to €560 million at January 1, 2004 and €496 million at December 31, 2004;

•

the reversal of similar expenses on bonds as a result of the application of the amortized cost method to financial expenses equal to €136 million at January 1, 2004 and €107 million at December 31, 2004;

•	the recognition at fair value of derivative financial instruments (see adjustments Nos. 7 and 16) equal to €67 million at January 1, 2004 and €60 million at December 31, 2004;

g)

deferred tax assets (an increase of €614 million at January 1, 2004 and an increase of €848 million at December 31, 2004); these adjustments regard the contra-entry in assets of the tax effect on the items in reconciliation as well as the recognition of deferred tax assets that were not recorded under Italian GAAP because the requirement of reasonable certainty was not met (see adjustment No. 10);

h)	inventories (an increase of €3 million at January 1, 2004 and a decrease of €22 million at December 31, 2004); these adjustments principally regard the adoption of the weighted average cost method;

i)

trade receivables, miscellaneous receivables and other current assets (an increase of €1,205 million at January 1, 2004 and an increase of €1,480 million at December 31, 2004); these adjustments principally regard:

•

the re-recognition of trade receivables and miscellaneous receivables sold through factoring transactions that are not recognized under IAS/IFRS (see adjustment No. 3) equal to €351 million at January 1, 2004 and €760 million at December 31, 2004;

•

the re-recognition of trade receivables sold through securitization transactions that are not recognized under IAS/IFRS (see adjustment No. 2) equal to €799 million at January 1, 2004 and €728 million at December 31, 2004;

j)

equity investments (a decrease of €166 million at January 1, 2004); this adjustment regards the reversal of TIM shares, following their consolidation, recorded in accordance with Italian GAAP in current assets (see adjustment No. 2); there are no adjustments at December 31, 2004.

Consolidated balance sheets - Liabilities

m)

employee severance indemnities and other employee-related reserves (a decrease of €102 million at January 1, 2004 and a decrease of €77 million at December 31, 2004); these adjustments mainly regard the application of actuarial methods to employee severance indemnities;

n)

reserve for deferred taxes (an increase of €374 million at January 1, 2004 and an increase of €342 million at December 31, 2004); these adjustments regard the contra-entry in liabilities for the tax effect on items in reconciliation;

o)	reserves for future risks and charges (a decrease of €270 million at January 1, 2004 and an increase of €9 million at December 31, 2004); these adjustments principally regard the balance among:

•

the derecognition of certain reserves due to the absence of the requirements necessary for their recognition (actual, legal or implicit obligation) equal to €276 million at January 1, 2004 and €68 million at December 31, 2004;

•	the provision for restoration costs (see adjustment No. 15) equal to €254 million at January 1, 2004 and €351 million at December 31, 2004;

•

the reclassification to financial liabilities of the portion of the repayment premium due on the exchangeable bonds “Telecom Italia Finance 2001-2006” equal to €218 million at January 1, 2004 and €264 million at December 31, 2004;

p)

miscellaneous payables and other non-current liabilities (an increase of €706 million at January 1, 2004 and an increase of €746 million at December 31, 2004); these adjustments principally regard deferred revenues on the activation of Telecom Italia telephone service;

q)

trade payables, current tax payables, miscellaneous payables and other current liabilities (an increase of €244 million at January 1, 2004 and an increase of €509 million at December 31, 2004); these adjustments principally regard deferred revenues on the activation of Telecom Italia telephone service and on the recharge of TIM prepaid cards.

Consolidated statement of operations for the six month period ended June 30, 2004

a)

revenues (a decrease of €55 million): these adjustments principally regard the deferral of revenues on the activation of telephone service and the recharge of prepaid telephone cards over the estimated duration of the relationship with the customer (see adjustment No. 9);

b)	purchases of materials and external services (a decrease of €25 million): these adjustments principally regard:

•

as a decrease, the reversal of financial lease payments relating to the sale and leaseback transactions on buildings, equal to €93 million (see adjustment No. 4), and to finance lease transactions on tangible assets equal to €27 million;

•

as an increase, the reversal, under IAS/IFRS, equal to €42 million, of the release of certain reserves for risks and charges (not recognized under IAS/IFRS) recorded in the statement of operations under Italian GAAP (see adjustment No. 5) and the effect of deferring the costs related to the revenues for the activation of telephone service and the recharge of prepaid cards, equal to €50 million (see adjustment No. 9);

c)

personnel costs (a decrease of €7 million): these adjustments principally regard the higher provision to the reserve for employee severance indemnities, equal to €2 million, and the decrease for the reversal of personnel costs related to the deferral of revenues for the activation of telephone service and the recharge of prepaid cards, equal to €12 million (see adjustment No. 9);

d)

other operating expenses (an increase of €9 million): these adjustments principally regard the higher expenses consequent to the consolidation of the special purpose entity, TISV, set up for securitization transactions (see adjustment No. 2);

e)	depreciation and amortization (a decrease of €730 million): these adjustments principally regard:

•

as a decrease, the reversal, equal to €777 million, of the amortization charge for goodwill (see adjustment No. 1), lower depreciation, equal to €13 million, in connection with the elimination of intragroup gains (see adjustment No. 14) and the reversal, equal to €3 million, of depreciation relating to the land appurtenant to the buildings (see adjustment No. 11);

•

as an increase, the recognition, equal to €40 million, of the depreciation charge on buildings that were the subject of a sale and leaseback transaction under finance lease contracts (see adjustment No. 4), €21 million for the depreciation charge on other finance leases and €10 million for the depreciation charge on restoration costs;

f)

net financial expenses (an increase of €228 million): these adjustments principally regard the recognition of financial charges, equal to €73 million, included in finance lease payments regarding the sale and leaseback transactions on properties (see adjustment No. 4), the recognition of higher financial expenses, equal to €84 million, consequent to the application of the “amortized cost” method to convertible and exchangeable bonds (see adjustment No. 6), the derecognition of impairment reversals, equal to €13 million, and the reversal of dividends, equal to €10 million, relating to shares of consolidated companies classified under Italian GAAP in current assets;

g)	income taxes for the period (a decrease of €82 million): this decrease regards the positive net tax effect on the above-described adjustments (see adjustment No. 10).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A. (Registrant)

By:	/s/ ENRICO PARAZZINI
Name:	Enrico Parazzini
Title:	Chief Financial Officer

Date: September 19, 2005